



Washington Trust Bancorp, Inc.

2011 Annual Report

Corporate Profile

Washington Trust is the largest independent bank in Rhode Island
and one of the premier financial institutions in the region,
offering comprehensive personal banking, commercial banking,
wealth management, and trust services. We are a company rich
in history and the oldest community bank in the nation.

The last decade has been a period of significant growth for
Washington Trust. We have bolstered our capabilities and increased
our competitive advantage through geographic expansion and strategic
acquisitions. And we have capitalized on opportunities in the marketplace –
in challenging economic times, we have been a source of stability
for depositors, borrowers, and investors, as we have been
for more than two centuries.

We are poised for future growth, thanks to our
financial strength, outstanding talent, comprehensive product offerings,
and exceptional personalized service, which truly differentiates us
from the competition. We are committed to our vision
of being the best bank and trust company in New England.

Shareholder Information

Washington Trust Profile

Washington Trust Bancorp, Inc. is the publicly-owned holding company of The Washington Trust Company (the Bank), a Rhode Island chartered commercial bank founded in 1800. Through the Bank and its other subsidiaries, Washington Trust offers a broad range of financial services, including wealth management, through its offices in Rhode Island, Massachusetts and Connecticut.

Annual Meeting of Shareholders

Tuesday, April 24, 2012, 11:00 a.m., Westerly Public Library, 44 Broad Street, Westerly, Rhode Island 02891

Vote Your Proxy Online Or By Phone

For your convenience, you can vote your shares online or by phone. Please have your proxy card available.
INTERNET – Access www.voteproxy.com and follow the on-screen instructions. TELEPHONE –
Call toll-free 800-PROXIES (800-776-9437) from any touch-tone telephone and follow the instructions.

Stock Transfer and Dividend Disbursing Agent

American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, NY 11219 800-852-0354 www.amstock.com

The Corporation's 2012 Proxy Statement, Form 10-K and Annual Report for 2011 are available online by visiting the Corporation's website www.washtrust.com under Investor Relations – SEC Filings, or by calling the Corporation's toll-free number 800-475-2265 extension 1566, or by email at investor.relations@washtrust.com.

Auditors

KPMG LLP, Providence, Rhode Island

Counsel

Goodwin Procter LLP, Boston, Massachusetts

Market and Dividend Information

Washington Trust's common stock trades on the NASDAQ Global Select® Market under the symbol WASH.
As of December 31, 2011, there were 16,292,471 shares outstanding and 1,895 shareholders of record.

2011 Quarters	1	2	3	4
Stock prices:				
High	$24.96	$24.00	$23.65	$24.72
Low	19.83	21.50	18.67	18.62
Close	23.74	22.97	19.78	23.86
Dividend declared	.22	.22	.22	.22
2010 Quarters	**1**	**2**	**3**	**4**
Stock prices:				
High	$20.09	$20.44	$20.48	$22.71
Low	14.50	16.84	16.70	18.53
Close	18.64	17.04	19.12	21.88
Dividend declared	.21	.21	.21	.21

Strength



15
12
9
6
3
0
12.86%
10.00%
Washington Trust
Well-Capitalized Minimum Requirement

2011 Year-end Total Risk-Based Capital Ratio

The strength of our company and brand was evident throughout 2011:

- For the year, our stock price was up 9.0%
- We maintained solid capital ratios, exceeding well-capitalized minimum requirements
- Our asset quality remained strong

As a result of this outstanding performance, we delivered value to our shareholders and continued to pay a significant dividend, as has been our practice for years.

Ramped-up regulations and a challenging economy have placed new pressures on banking business models. In some cases, financial institutions have changed the way they treat customers in order to deliver bottom-line results. Not so at Washington Trust. From our position of strength, we are able to deliver solid financial results without altering our commitment to our customers.



3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
0.81%
3.08%
1.37%
Washington Trust[1]
National Peer Group[2]
Regional Peer Group[3]

2011 Nonperforming Assets to Total Assets

(1) At December 31, 2011
(2) Bank holding companies with assets between $1 billion - $3 billion at 9/30/11 Source: Federal Reserve
(3) Major exchange-traded banks & thrifts headquartered in Northeast at 9/30/11 Source: SNL Financial

Growth

As part of our strategic plan, we are committed to growing in a measured way that is achievable in our geography and with our capital structure. In 2011, we continued to fulfill this objective with the opening of two mortgage offices and one new branch. Grand openings are always cause for celebration, and unveiling three new locations in one year was a significant achievement. Our ability to stay on course with our growth plans is testament to our vision and financial strength.

Washington Trust's mortgage banking model is a proven winner, and in 2011, we brought our lending expertise to Burlington, Massachusetts and Glastonbury, Connecticut. Washington Trust Home Loan Centers offer a complete line of competitive home loan options, along with trusted advice and a high level of customer service. The new offices in Burlington and Glastonbury contributed significantly to our record mortgage production in 2011. We look forward to opening our next Home Loan Center in Warwick, Rhode Island in 2012.

We expanded our retail footprint in October with the opening of our sixteenth Rhode Island branch in East Providence. We believe there is outstanding opportunity for Washington Trust in the East Bay and are encouraged by the early success of the East Providence branch. We will continue to expand our statewide presence in 2012, with the opening of our third branch in Cranston, Rhode Island on Plainfield Pike.



500
400
300
200
100
0
$414.9
$418.1
$452.4
2009
2010
2011

Mortgage Originations
(Including Brokered Loans as Agent; In Millions)

Washington Trust's growth is an expression of confidence in the consistent earning power of our company, which allows us to make investments for the future while maintaining a strong level


2.5
2.0
1.5
1.0
0.5
0.0
$1.9
$2.0
$2.1
2009
2010
2011
Total Deposits
(Year-end; In Billions)
Demand & NOW
Money Market & Savings
Time Deposits

of present-day performance. Our focus is on penetrating new markets within the business lines where we have proven expertise. In Rhode Island, we will continue to pursue opportunities to expand our branch network. New locations attract new customers while also strengthening our relationships with current customers by providing them with increased access and convenience.

Our mortgage, commercial banking, and wealth management lines have demonstrated that aspects of our business can be exported successfully beyond Rhode Island's borders. We will continue to look for opportunities to fulfill our goal of expanding profitably in the Northeast region.

Performance

Washington Trust benefits from a unique community banking model, which delivers a diversified stream of earnings. By offering traditional banking services along with wealth management and trust services, we generate balanced revenue from our various business lines and minimize dependence on any single income source.


2.5
2.0
1.5
1.0
0.5
0.0
$1.9
$2.0
$2.1
2009
2010
2011
Total Loans
(Year-end; In Billions)
Commercial
Residential
Consumer

We achieved good growth across all of our business lines in 2011. Among the highlights:

- Mortgage origination volume reached an all-time high of $452 million, fueled by low interest rates, a team of experienced mortgage originators, and excellent production in new markets
- Commercial loans grew 9% year-over-year, with a mix of commercial real estate and commercial and industrial (C&I) loans, which also resulted in new cash management relationship accounts
- Total deposits reached a record $2.1 billion at year's end, including a 49% increase in demand deposit accounts over 2010 levels, the result of good business development efforts among the retail branches, as well as our commercial lending and cash management teams
- Wealth management revenues increased 7% year-over-year and our advisors built and maintained client relationships, while market-sensitive wealth management assets remained relatively flat


35
30
25
20
15
10
5
0
$23.8
$26.4
$28.3
2009
2010
2011
Wealth Management Revenues
(In Millions)

The positive results that we generated in 2011 were the product of a consistent sales effort, the ability to take advantage of growth opportunities, and the delivery of a superior customer experience, day after day. Our success reflects the fact that customers want prompt, sound advice from people they trust and an easy, reliable way to access the financial services that they need. Washington Trust meets those needs with an expert and dedicated team, and a company culture that is unwavering in its focus on the customer. As we move to 2012, we renew our commitment to our customers and our communities, and look forward to sustaining our 212-year legacy of providing exceptional service.

Financial Highlights

At or for the years ended December 31,	2011	2010	2009
(Dollars in thousands, except per share amounts)			
Financial Condition			
Total assets	**$3,064,098**	$2,909,525	$2,884,473
Total loans	**2,147,159**	1,995,638	1,919,668
Allowance for loan losses	**29,802**	28,583	27,400
Total deposits	**2,126,315**	2,036,330	1,923,010
Total shareholders' equity	**281,351**	268,864	254,946
Book value per share	**17.27**	16.63	15.89
Total risk-based capital	**12.86%**	12.79%	12.40%
Equity to assets	**9.18%**	9.24%	8.84%
Operating Results			
Net interest income	**$84,955**	$77,191	$65,892
Provision for loan losses	**4,700**	6,000	8,500
Wealth management revenues	**28,306**	26,392	23,786
Other noninterest income	**24,458**	22,081	18,867
Noninterest expense	**90,373**	85,311	77,603
Net income	**29,724**	24,051	16,096
Diluted earnings per common share	**1.82**	1.49	1.00
Cash dividends declared per share	**0.88**	0.84	0.84
Return on average assets	**1.02%**	0.82%	0.55%
Return on average equity	**10.61%**	9.09%	6.56%
Net interest margin (taxable equivalent basis)	**3.20%**	2.93%	2.48%
Asset Quality			
Nonperforming assets to total assets	**0.81%**	0.79%	1.06%
Allowance for loan losses to total loans	**1.39%**	1.43%	1.43%
Net loan charge-offs to average loans	**0.17%**	0.24%	0.25%

The information presented above is derived from the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission.

Forward-Looking Statements

This report contains certain statements that may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results, performance or achievements of Washington Trust may differ materially from those discussed in these forward-looking statements, as a result of, among other factors, the factors described under the caption "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission and updated by our Quarterly Reports on Form 10-Q. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this report, and Washington Trust assumes no obligation to update forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Corporate Directory
The Washington Trust Company

Senior Management

Joseph J. MarcAurele, *Chairman, President and Chief Executive Officer*

David V. Devault, *Senior Executive Vice President, Secretary and Chief Financial Officer*

Stephen M. Bessette, *Executive Vice President, Retail Lending*
Galan G. Daukas, *Executive Vice President, Wealth Management*
Mark K. W. Gim, *Executive Vice President and Treasurer*
Barbara J. Perino, CPA, *Executive Vice President, Operations and Technology*
James M. Vesey, *Executive Vice President and Chief Credit Officer*

Dennis L. Algiere, *Senior Vice President, Chief Compliance Officer and Director of Community Affairs*
Carl M. Amaral, *Senior Vice President, Retail Branch Administration*
Michael T. Clarkin, *Senior Vice President and Corporate Sales Manager*
Kristen L. DiSanto, *Senior Vice President, Human Resources*
Elizabeth B. Eckel, *Senior Vice President, Marketing*
Jeffrey J. Frenette, *Senior Vice President, Technology Services*
Philip L. Friend, *Senior Vice President, Retail Lending*
Debra A. Gormley, *Senior Vice President, Retail Banking*
Russell W. Hahn, *Senior Vice President, Commercial Lending Group*
Maria N. Janes, CPA, *Senior Vice President and Controller*
Rogean B. Makowski, *Senior Vice President, Wealth Management Client Services*
Mary M. McGoldrick, *Senior Vice President, Washington Trust Investors*
Mary E. Noons, *Senior Vice President, Lending Support Services*
Harvey C. Perry II, *Senior Vice President, Director of Office for Non-Profit Resources*
Brenda H. Senak, *Senior Vice President, Risk Management*
L. Peter Sheehan, *Chief Operating Officer, Washington Trust Investors*
Julia Anne M. Slom, *Senior Vice President, Commercial Real Estate Group*
James J. Walther, *Senior Vice President, Director of Internal Audit*

Weston Financial Group, Inc.

Galan G. Daukas, *Executive Managing Director*
John W. Filoon III, *President and Chief Operating Officer*
Kerry P. Falco, *Managing Director*
Maria A. Staffiere, *Managing Director*
Ronald A. Sugameli, *Managing Director*
Nicole M. Tremblay, Esq., *Senior Vice President, Chief Compliance Officer*

As of publication date

Corporate Directory
Washington Trust Bancorp, Inc.

Board of Directors

Gary P. Bennett, *Retired Chairman and Chief Executive Officer, Analysis and Technology, Inc.*

John J. Bowen, *Chancellor and Chief Executive Officer, Johnson & Wales University*

Steven J. Crandall, *Vice President, Ashaway Line & Twine Mfg. Co.*

Robert A. DiMuccio, CPA, *Chairman, President and Chief Executive Officer, Amica Mutual Insurance Company*

Barry G. Hittner, *Retired Attorney*

Katherine W. Hoxsie, CPA, *Retired Vice President, Hoxsie Buick-Pontiac-GMC Truck, Inc.*

Joseph J. MarcAurele, *Chairman, President and Chief Executive Officer, Washington Trust Bancorp, Inc.*

Kathleen E. McKeough, *Retired Senior Vice President of Human Resources, GTECH Holdings Corporation*

Victor J. Orsinger II, Esq., *Of Counsel, Orsinger Nardone Lallo & Thomsen*

H. Douglas Randall III, *Chief Executive Officer, Randall, Realtors and Kinlin Grover Real Estate*

Patrick J. Shanahan Jr., *Former Chairman, President and Chief Executive Officer, First Financial Corp.*

John F. Treanor, *Retired President and Chief Operating Officer, Washington Trust Bancorp, Inc.*

John C. Warren, *Retired Chairman and Chief Executive Officer, Washington Trust Bancorp, Inc.*

Officers of the Corporation

Joseph J. MarcAurele, *Chairman, President and Chief Executive Officer*

David V. Devault, *Senior Executive Vice President, Secretary and Chief Financial Officer*

Galan G. Daukas, *Executive Vice President, Wealth Management*

Mark K. W. Gim, *Executive Vice President and Treasurer*

The Washington Trust Company Directors' Advisory Council

Alcino G. Almeida, Charles C. Buffum, Richard A. Grills, Larry J. Hirsch, Joseph J. Kirby, Jacques de Laporte, Edward M. Mazze, James W. McCormick Jr., Thomas F. Moore, Brendan P. O'Donnell, Joseph H. Potter, Joyce Olson Resnikoff, Anthony J. Rose Jr., James P. Sullivan, Neil H. Thorp, William Blunt White

As of publication date

Letter to Shareholders



2011 was a record year for our Corporation as we successfully pursued growth opportunities and built on our momentum in both Rhode Island and the region. Depositors and borrowers continued their flight to community banks where they sense they can have a personal relationship with their banker, as well as quick access to senior decision-makers. This certainly is the case at Washington Trust, and we are uniquely positioned to continue to leverage this advantage in 2012.

We generated $29.7 million in net income in 2011, the highest earnings in our Corporation's 211-year history. We earned $1.82 per diluted share, up 33 cents per share or 22% over 2010. Return on average equity (ROE) was 10.61%, compared to 9.09% for 2010. In and of themselves, these results are excellent. But against the backdrop of a slow-growth economy, they are remarkable. Our strategy for 2011 was clear: it would be a year of discipline, hard work, and capitalizing on opportunities. And that's what we did.

While we anticipate continued uncertainty in both the economy and financial markets, we are cautiously optimistic that we can build on this year's exceptional performance. In Rhode Island, we will leverage our strong, statewide brand to build market share whenever possible. And in the region, we will expand by bringing select business lines to new markets with high-growth potential.


35
30
25
20
15
10
5
0
$16.1
$24.1
$29.7
2009
2010
2011
Net Income
(In Millions)

Most important, we will remain steadfast in our commitment to providing service that is consistently outstanding and superior to what the competition offers. This is what truly differentiates Washington Trust. At the heart of our success are the relationships that we enjoy with our customers, which are created and sustained by the delivery of genuine, personalized service. When we fulfill our promise of superior service, as we have for more than two centuries, everyone connected with Washington Trust wins.

We are proud of our reputation as Rhode Island's Bank of Choice and of the recognition we have received, both locally and nationally. Sandler O'Neill + Partners named us one of the top 25 small-cap institutions in the United States in its 2011 Bank and Thrift Sm-All Stars report. And we were ranked #40 in Bank Director magazine's annual Bank Performance Scorecard list of the top 150 publicly listed banks in America. In both reports, Washington Trust was the only Rhode Island bank to be recognized.

Washington Trust continues to be an employer of choice, led by a team of experienced financial professionals. In 2011, we were named one of Rhode Island's "Best Places to Work" by Providence Business News. We were especially gratified that our nomination for selection came from our employees. Their dedication to our company and their investment in our customers' ongoing satisfaction are at the core of what sets us apart. We also appreciate the loyalty and support of our shareholders. Leading your Corporation is an honor, and we look forward to working on your behalf every day.

Joseph J. MarcAurele
Chairman, President and Chief Executive Officer

Photo courtesy of PBN and Rupert Whitely

Washington Trust Locations

Rhode Island Offices

HEADQUARTERS
23 Broad Street
Westerly, RI 02891
401-348-1200

BLOCK ISLAND
Block Island Office
Ocean Avenue
Block Island, RI 02807
401-466-7710

CHARLESTOWN
Charlestown Office
4137 Old Post Road
Charlestown, RI 02813
401-364-4000

CRANSTON
Oaklawn Avenue Office
1203 Oaklawn Avenue
Cranston, RI 02920
401-732-0049

Reservoir Avenue Office
645 Reservoir Avenue
Cranston, RI 02910
401-946-1004

Opening 2012
2174 Plainfield Pike
Cranston, RI 02921

EAST PROVIDENCE
East Providence Office
587 Taunton Avenue
East Providence, RI 02914
401-383-8800

NARRAGANSETT
Bonnet Shores Office
885 Boston Neck Road
Narragansett, RI 02882
401-782-4800

Sweet Meadows Office
20 Point Judith Road
Narragansett, RI 02882
401-782-1000

NORTH KINGSTOWN
North Kingstown Office
7625 Post Road
North Kingstown, RI 02852
401-295-4700

PROVIDENCE
Providence Office
156 Westminster Street
Providence, RI 02903
401-421-3600

Providence Commercial
Lending Office
10 Weybosset Street, Suite 100
Providence, RI 02903
401-331-5090

RICHMOND
Richmond Office
1200 Main Street
Wyoming, RI 02898
401-539-2427

SOUTH KINGSTOWN
Wakefield Office
730 Kingstown Road
Wakefield, RI 02879
401-782-4200

WARWICK
Centerville Road Office
236 Centerville Road
Warwick, RI 02886
401-739-2353

Governor Francis Office
1473 Warwick Avenue
Warwick, RI 02888
401-921-2500

WESTERLY
Main Office
23 Broad Street
Westerly, RI 02891
401-348-1200

Franklin Street Office
126 Franklin Street
Westerly, RI 02891
401-348-1367

McQuade's Marketplace
106 Main Street
Westerly, RI 02891
401-348-1201

Connecticut Offices

MYSTIC
McQuade's Marketplace
14 Clara Drive
Mystic, CT 06355
860-572-2058

Mystic Office
Olde Mistick Village
Mystic, CT 06355
860-536-1200

Mortgage Offices

WARWICK, RI
Washington Trust Home Loan Center
171 Service Avenue
Warwick, RI 02886
401-681-4224

GLASTONBURY, CT
Washington Trust Home Loan Center
180 Glastonbury Boulevard, Suite 107
Glastonbury, CT 06033
860-430-9900

BURLINGTON, MA
Washington Trust Home Loan Center
25 Mall Road, Suite 408
Burlington, MA 01803
781-229-2004

SHARON, MA
Washington Trust Home Loan Center
One Merchant Street, Suite 102
Sharon, MA 02067
781-784-3089

Wealth Management Offices

PROVIDENCE, RI
66, 68, 70 South Main Street
Providence, RI 02903
401-654-4801

NARRAGANSETT, RI
20 Point Judith Road
Narragansett, RI 02882
401-782-1000

WESTERLY, RI
23 Broad Street
Westerly, RI 02891
401-348-1238

WELLESLEY, MA
Weston Financial Group
Wellesley Office Park
100 William Street, Suite 200
Wellesley, MA 02481
781-235-7055

Account Information Center

To speak with a customer service representative, call 401-348-1200 or toll-free 800-475-2265.
In Connecticut, call 860-443-1508.

Website

www.washtrust.com



Printed with vegetable-based inks.
Printed with wind energy.

The Corporation has an Affirmative Action Plan and is an Equal Opportunity Employer.
Washington Trust is also a member of the FDIC and an Equal Housing Lender.




SEC MAIL PROCESSING
RECEIVED
MAR 15 2012
WASH. D.C.
310
SECTION

WASHINGTON TRUST BANCORP, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held April 24, 2012

To the Shareholders of
Washington Trust Bancorp, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of WASHINGTON TRUST BANCORP, INC., a Rhode Island corporation (the "Corporation"), will be held at the Westerly Library, 44 Broad Street, Westerly, Rhode Island on Tuesday, the 24th of April, 2012 at 11:00 a.m. (local time) for the purpose of considering and acting upon the following:

1. The election of five directors, nominated by the Board of Directors, for three-year terms, each to serve until their successors are duly elected and qualified;
2. The ratification of the selection of KPMG LLP as the Corporation's independent registered public accounting firm for the year ending December 31, 2012;
3. A non-binding resolution to approve the compensation of the Corporation's named executive officers; and
4. Such other business as may properly come before the meeting, or any adjournment thereof.

Only shareholders of record at the close of business on February 24, 2012 will be entitled to notice of and to vote at the Annual Meeting.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE ANNUAL MEETING. PLEASE SIGN, DATE, AND FILL IN THE ENCLOSED PROXY OR VOTING INSTRUCTION FORM AND RETURN IT BY MAIL IN THE ENCLOSED ADDRESSED ENVELOPE OR VOTE YOUR SHARES THROUGH THE INTERNET OR BY TELEPHONE AS DESCRIBED IN THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM. IF YOU WISH TO VOTE YOUR SHARES IN PERSON AT THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND DO SO.

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder Meeting To Be Held on April 24, 2012: The Corporation's 2012 Proxy Statement, Form 10-K and Annual Report for 2011 are available at www.washtrust.com/proxy. These documents are also available by calling the Corporation's toll-free number (800) 475-2265 or by contacting Elizabeth B. Eckel, Senior Vice President by email at investor.relations@washtrust.com.

Free parking is available at the Washington Trust parking garage at 23 Broad Street, Westerly, Rhode Island. The Westerly Library is handicapped accessible. Please call 401-348-1566 for questions regarding accessibility.

By Order of the Board of Directors,

David V. Devault, Secretary

This Proxy Statement is dated March 12, 2012 and was first mailed to the Corporation's shareholders on or about March 12, 2012.



WASHINGTON TRUST BANCORP, INC.

23 Broad Street, Westerly, RI 02891 Telephone: 401-348-1200

PROXY STATEMENT

The accompanying proxy is solicited by and on behalf of the Board of Directors of Washington Trust Bancorp, Inc. (the "Corporation" or "Washington Trust") for use at the Annual Meeting of Shareholders to be held at the Westerly Library, 44 Broad Street, Westerly, Rhode Island on Tuesday, the 24th of April, 2012 at 11:00 a.m. (local time) (the "Annual Meeting"), and any adjournment thereof, and may be revoked at any time before it is exercised by submission of another proxy bearing a later date, by voting through the Internet or by telephone, by attending the Annual Meeting and voting in person, or by notifying the Corporation of the revocation in writing to the Secretary of the Corporation, 23 Broad Street, Westerly, Rhode Island 02891. If not revoked, the proxy will be voted at the Annual Meeting in accordance with the instructions indicated by the shareholder or, if no instructions are indicated, all shares represented by valid proxies received pursuant to this solicitation (and not revoked before they are voted) will be voted "for" Proposal Nos. 1, 2 and 3.

This Proxy Statement is dated March 12, 2012 and was first mailed to our shareholders on or about March 12, 2012.

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder Meeting To Be Held on April 24, 2012: Our 2012 Proxy Statement, our Form 10-K and our Annual Report for 2011 are available at www.washtrust.com/proxy. These documents are also available by calling our toll-free number (800) 475-2265 or by contacting Elizabeth B. Eckel, Senior Vice President, by email at investor.relations@washtrust.com.

As of February 24, 2012, the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting, there were 16,347,372 shares of our common stock, $0.0625 par value, issued and outstanding. Each share of common stock is entitled to one vote per share on all matters to be voted upon at the Annual Meeting, with all holders of common stock voting as one class. A majority of the outstanding shares of common stock entitled to vote, represented in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be counted for purposes of determining if a quorum is present.

For Proposal No. 1, you may either vote "for" all the nominees to the Board of Directors or you may "withhold" your vote for any nominee you specify. For each of Proposal Nos. 2 and 3, you may vote "for" or "against" the Proposal, or abstain from voting on the Proposal.

Directors will be elected by a plurality of the votes cast at the Annual Meeting by the holders of shares present in person or represented by proxy and entitled to vote on the election of directors. The individuals who receive the largest number of "for" votes cast are elected as directors, up to the maximum number of directors to be chosen at the meeting. Accordingly, the five nominees who receive the most "for" votes will be elected as directors. Abstentions and broker non-votes will not affect the outcome of the election of directors.

The ratification of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012 will require "for" votes from a majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on this proposal. Abstentions will have the same effect as a vote "against" the proposal. Broker non-votes, if any, will have no effect on the vote.

The approval of the resolution to approve the compensation of the Corporation's named executive officers will require "for" votes from a majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on this proposal. Abstentions will have the same effect as a vote "against" the proposal. Broker non-votes, if any, will have no effect on the vote.

We know of no matters to be brought before the Annual Meeting other than those referred to in this Proxy Statement. If any other matters not described in the Proxy Statement are properly presented at the meeting, any proxies received by us will be voted in the discretion of the proxy holders.

ELECTION OF DIRECTORS (PROPOSAL NO. 1)

Our Board of Directors is divided into three classes, with each class serving staggered terms of three years, so that only one class is elected in any one year. Under our by-laws, any director who reaches his or her 70th birthday agrees to resign from the Board of Directors as of the next Annual Meeting of Shareholders following such director's 70th birthday. There are presently 13 directors. Gary P. Bennett, has reached the age of 70 and, pursuant to our by-laws, will resign from the Board of Directors effective as of the Annual Meeting.

This year, based on the recommendation of our Nominating and Corporate Governance Committee (the "Nominating Committee"), a total of five nominees for election to the Board of Directors have been nominated to be elected at the Annual Meeting to serve until the 2015 Annual Meeting of Shareholders and until their respective successors are elected and qualified.

Based on the recommendation of our Nominating Committee, the Board of Directors has nominated Steven J. Crandall, Joseph J. MarcAurele, Victor J. Orsinger, II, Edwin J. Santos, and Patrick J. Shanahan, Jr. for election at the Annual Meeting. Each of the nominees for director is presently a director of the Corporation, except for Edwin J. Santos. Each of the nominees has consented to being named a nominee in this Proxy Statement and has agreed to serve as a director if elected at the Annual Meeting. In the event that any nominee is unable to serve, the persons named in the proxy have discretion to vote for other persons if the Board of Directors designates such other persons. The Board of Directors has no reason to believe that any of the nominees will be unavailable for election.

The Board of Directors unanimously recommends that shareholders vote "FOR" this proposal.

The following paragraphs provide information as of the date of this Proxy Statement about each member of the Board of Directors and each director nominee. The information presented includes information provided by each director about positions held, principal occupation and business experience for the past five years or more. The biographical description below for each nominee includes the specific experience, qualifications, attributes and skills that led to the conclusion by the Board of Directors that such person should serve as a director of the Corporation. The biographical description below for each director who is not standing for election includes the specific experience, qualifications, attributes and skills that the Board of Directors would expect to consider if it were making a conclusion currently as to whether such person should serve as a director. The Board of Directors did not currently evaluate whether these directors should serve as directors, as the terms for which they have been previously elected continue beyond the annual meeting. In addition to the information presented below regarding each person's specific experience, qualifications, attributes and skills that led our Board to the conclusion that he or she should serve as a director, we also believe all of our directors have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to the Corporation and its shareholders.

Gary P. Bennett, Director since 1994
Mr. Bennett, age 70, has been a consultant since 1999 and served as the Chairman and Chief Executive Officer of Analysis & Technology, Inc., a former NASDAQ-listed company providing interactive multimedia training, information systems, and engineering services, until it was acquired in 1999. Under Mr. Bennett's leadership, the company acquired seven technology firms and grew to $170 million in annual revenues, with 1,700 employees. We believe Mr. Bennett's qualifications to serve on the Board of Directors include his demonstrated experience in

executive leadership, strategic planning, and governance of a public company. Mr. Bennett will resign from the Board of Directors as of the Annual Meeting.

John J. Bowen, Director since 2011
Mr. Bowen, age 60, has been the Chancellor and Chief Executive Officer of Johnson & Wales University, Providence Rhode Island, since 2010, having served as President and Chief Executive Officer from 2004 to 2010, and is a member of the Board of Trustees of the University. He joined Johnson & Wales University in 1974 as a faculty member and currently oversees more than 17,000 students and approximately 2,000 employees at four domestic campuses. He serves as a board member for a wide variety of not-for-profit organizations and has previously served as a director of a large regional bank. We believe Mr. Bowen's qualifications to serve on the Board of Directors include his experience as an executive of a large, successful institution as well as his previous experience in the banking industry.

Steven J. Crandall, Director since 1983
Mr. Crandall, age 59, has been Vice President of Ashaway Line & Twine Manufacturing Co., a manufacturer of sporting goods products and medical threads, for over 30 years. Mr. Crandall's experience and responsibilities include domestic and international sales and marketing, corporate finance and financial analysis, and human resources management. We believe Mr. Crandall's qualifications to serve on the Board of Directors include his extensive experience in sales and the management of a successful commercial and industrial business.

Robert A. DiMuccio, CPA, Director since 2010
Mr. DiMuccio, age 54, has served as President and Chief Executive Officer of Amica Mutual Insurance Company since 2005 and has held the title of Chairman since 2009. He joined Amica in 1991 as a Vice President and has held a variety of positions of progressive responsibility, including Chief Financial Officer and Treasurer. Prior to joining Amica, Mr. DiMuccio was an audit partner with the public accounting firm of KPMG LLP, with experience in audits of public and non-public companies including banking and insurance companies. Mr. DiMuccio is also a director and the past Chair of the Property Casualty Insurers Association of America. We believe Mr. DiMuccio's qualifications to serve on the Board of Directors include his extensive experience in the areas of audit, accounting and financial reporting, as well as his record of leadership in the financial services industry.

Barry G. Hittner, Director since 2003
Mr. Hittner, age 65, is an attorney, and was Of Counsel with the firm of Cameron & Mittleman from 2003 to 2011. Prior to that, he was Of Counsel with the firm of Edwards & Angell, LLP. His legal experience over many years includes legal representation of banks and insurance entities. He served as the Director of the Rhode Island Department of Business Regulation and as State Banking Commissioner from 1995 to 1999 and served as an attorney with the firm of Edwards & Angell from 1979 to 1995. We believe Mr. Hittner's qualifications to serve on the Board of Directors include his extensive legal experience, with particular emphasis in the financial services industry, as well as his background in the area of regulatory oversight.

Katherine W. Hoxsie, CPA, Director since 1991
Ms. Hoxsie, age 63, has been retired since 2008. She served as the Vice President of Hoxsie Buick-Pontiac-GMC Truck, Inc. automotive dealership, responsible for the company's management and operations from 1991 until 2008. Prior to 1991, Ms. Hoxsie was employed by the public accounting firm of Price Waterhouse with experience in audits of public and non-public companies, including financial services companies. We believe Ms. Hoxsie's qualifications to serve on the Board of Directors include her expertise in the areas of audit, finance, accounting and taxation, as well as her knowledge of regulatory and financial reporting requirements.

Joseph J. MarcAurele, Director since 2009
Mr. MarcAurele, age 60, joined Washington Trust in 2009 as President and Chief Operating Officer of The Washington Trust Company. In April 2010, Mr. MarcAurele was appointed Chairman, President and Chief Executive Officer of Washington Trust Bancorp, Inc. and The Washington Trust Company. He served as President of Citizens Bank from 2007 to 2009 and previously held positions of President and Chief Executive Officer of Citizens Bank entities in Rhode Island and Connecticut from 2001 to 2007. He held a series of positions of executive leadership at Citizens Bank from 1993 to 2001 in the areas of commercial lending, wealth management and private banking. Prior to that, Mr. MarcAurele held positions at Fleet National Bank with concentration in commercial lending and credit analysis

and also held the position of Senior Vice President, Director of Human Resources. We believe Mr. MarcAurele's qualifications to serve on the Board of Directors include his extensive experience in many areas of banking and financial services, experience in positions of executive leadership, and knowledge of the business community in our market area.

Kathleen E. McKeough, Director since 2003
Ms. McKeough, age 61, is retired. She served as the Senior Vice President, Human Resources, of GTECH Holdings Corporation, a lottery industry and financial transaction processing company, from 2000 to 2004. From 1991 to 1999, she served with the U.S. division of Allied Domecq, PLC, a manufacturer and franchiser for 6,500 franchised stores, in positions which included Treasurer, Chief Financial Officer and Senior Vice President, Human Resources. Previously, she held positions in commercial lending and credit administration with Bank of Boston. We believe Ms. McKeough's qualifications to serve on the Board of Directors include her extensive experience in human resources matters as well as her experience in finance and banking.

Victor J. Orsinger II, Esq., Director since 1983
Mr. Orsinger, age 65, is an attorney and, since January 1, 2012, has been Of Counsel with the firm of Orsinger Nardone Lallo and Thomsen. Mr. Orsinger was a partner in the law firm of Orsinger & Nardone Law Offices from 1985 through December 31, 2011. Previously, Mr. Orsinger was engaged in the practice of law either as a sole practitioner or affiliated with other attorneys and firms. Mr. Orsinger has over 39 years of legal experience in the areas of real estate, estate planning and probate matters, commercial loan transactions, and corporate and partnership law. We believe Mr. Orsinger's qualifications to serve on the Board of Directors include his broad legal experience, including in the areas of commercial and residential real estate lending and wealth management, and knowledge of corporate governance matters.

H. Douglas Randall, III, Director since 2000
Mr. Randall, age 64, is the Chief Executive Officer of Randall, Realtors, Chief Executive Officer of Kinlin Grover Real Estate (since 2009) and Chief Executive Officer of Page Taft Real Living (since 2011). These firms operate 26 realty offices with 475 professionals and staff in Rhode Island, Massachusetts and Connecticut. Mr. Randall has over 39 years of experience in realty and property use matters, holding Graduate Realtors Institute and Certified Residential Broker designations. We believe Mr. Randall's qualifications to serve on the Board of Directors include his extensive experience in and knowledge of real estate matters.

Edwin J. Santos, Nominee for Director
Mr. Santos, age 52, is a Certified Internal Auditor and has had a distinguished career in banking, with experience in risk management, corporate governance, management advisory services, acquisitions, and reengineering efforts. He served for many years in various positions of significant responsibility with FleetBoston Financial Group and most recently served as Group Executive Vice President and General Auditor for Citizens Financial Group prior to his retirement in 2009. Mr. Santos currently serves as Chairman of CharterCARE Health Partners and previously served as Vice Chairman of the Bryant University Board of Trustees. We believe Mr. Santos' professional competency, broad experience in the financial services industry and strong reputation in the Rhode Island community qualify him as an excellent nominee for the Washington Trust Board of Directors.

Patrick J. Shanahan, Jr., Director since 2002
Mr. Shanahan, age 67, is retired and was the Chairman and Chief Executive Officer, First Financial Corp., a publicly traded Rhode Island bank holding company, from 1981 to 2002, and served as the President and Chief Executive Officer of its commercial bank subsidiary, First Bank and Trust Company, from 1975 to 2002. Mr. Shanahan has over 40 years experience in the financial service industry. We believe Mr. Shanahan's qualifications to serve on the Board of Directors include his extensive experience in the leadership and governance of a commercial bank, his background in commercial lending, and his knowledge of financial reporting and bank regulatory matters.

John F. Treanor, Director since 2001
Mr. Treanor, age 64, served as the President and Chief Operating Officer of the Corporation and The Washington Trust Company, from 1999 until his retirement in 2009. Mr. Treanor has over 40 years of experience in the financial services industry. Prior to joining Washington Trust, he held Chief Financial Officer positions with commercial banks for ten years and previously served as Director of Corporate Planning and Mergers and Acquisitions for a major Boston bank for more than five years. Mr. Treanor is a member of the board of directors of the Federal Home Loan Bank of Boston. We believe Mr. Treanor's qualifications to serve on the Board of Directors include his strong background in banking and extensive knowledge of regulatory and governance matters.

John C. Warren, Director since 1996
Mr. Warren, age 66, retired as Chairman and Chief Executive Officer of the Corporation and The Washington Trust Company in April 2010. He had served in that capacity since 1999. He joined Washington Trust as President in 1996. Mr. Warren has over 38 years of banking and capital markets experience. Prior to joining Washington Trust, he served as Chief Executive Officer of Sterling Bancshares Corporation for six years. Earlier, he held numerous positions in the fields of investments, asset/liability management and capital markets with Shawmut National Corp. We believe Mr. Warren's qualifications to serve on the Board of Directors include his long experience in banking and finance as well as his successful experience in growth of the Corporation within existing markets and through acquisitions.

None of our director nominees or incumbents serves or has served during the past five years as a director of any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or registered as an investment company under the Investment Company Act of 1940, as amended.

The following table sets forth certain information as of February 24, 2012 regarding (i) the beneficial ownership interest in our common stock of the directors and certain executive officers of the Corporation and the Corporation's subsidiary, The Washington Trust Company (the "Bank"), (ii) the beneficial ownership interest of all directors and executive officers of the Corporation, as a group, and (iii) the security holdings of each person, including any group of persons, known by the Corporation to be the beneficial owner of five percent (5%) or more of our common stock outstanding.

	Term Expiring In	Common Stock (a)	Exercisable Options (b)	Vested Restricted Stock Units (c)	Total	Percentage Of Class
Nominees and Directors:						
Barry G. Hittner	2013	7,100	2,000	—	9,100	0.05%
Katherine W. Hoxsie, CPA	2013	133,637	4,000	—	137,637	0.83%
Kathleen E. McKeough	2013	4,620	2,000	—	6,620	0.04%
John C. Warren	2013	46,837	23,125	—	69,962	0.42%
Gary P. Bennett (d)	2014	10,247	4,000	2,000	16,247	0.10%
John J. Bowen	2014	3,000	—	—	3,000	0.02%
Robert A. DiMuccio, CPA	2014	2,121	—	—	2,121	0.01%
H. Douglas Randall, III	2014	15,074	4,000	—	19,074	0.12%
John F. Treanor	2014	22,876	—	—	22,876	0.14%
Steven J. Crandall	2015 (e)	6,466	4,000	—	10,466	0.06%
Joseph J. MarcAurele	2015 (e)	3,000	—	—	3,000	0.02%
Victor J. Orsinger II, Esq.	2015 (e)	12,669	4,000	—	16,669	0.10%
Edwin J. Santos	2015 (e)	—	—	—	—	—%
Patrick J. Shanahan, Jr.	2015 (e)	40,976	4,000	—	44,976	0.27%
Certain Executive Officers:						
Stephen M. Bessette		2,965	12,290	—	15,255	0.09%
Galan G. Daukas		700	39,515	—	40,215	0.24%
David V. Devault		37,330	26,200	—	63,530	0.38%
James M. Vesey		2,427	7,600	—	10,027	0.06%
All directors and executive officers as a group (24 persons)		379,291	202,581	2,000	583,872	3.53%
Beneficial Owners:						
David W. Wallace (f) 680 Steamboat Road, Greenwich, CT		1,968,417	—	—	1,968,417	11.89%
Jean and David W. Wallace Foundation (g) 680 Steamboat Road, Greenwich, CT		913,000	—	—	913,000	5.52%
BlackRock, Inc. (h)		888,323	—	—	888,323	5.37%
T. Rowe Price Associates, Inc. (i)		1,410,450	—	—	1,410,450	8.52%

(a) Includes 247 common stock equivalents held by Mr. Vesey in our Nonqualified Deferred Compensation Plan.

(b) Stock options that are or will become exercisable within 60 days of February 24, 2012.

(c) Restricted stock units that are or will become exercisable within 60 days of February 24, 2012.

(d) Mr. Bennett has reached the age of 70 and, pursuant to our by-laws, will resign from the Board of Directors effective as of the Annual Meeting.

(e) If elected.

(f) Based on information set forth in an Amendment No. 13 to a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2012 and other information provided by Mr. Wallace to the Corporation. Includes 134,000 shares owned by Mr. Wallace's spouse, 913,000 shares held by the Jean and David W. Wallace Foundation, of which Mr. Wallace serves as Trustee, and 44,417 shares held by the Trust Two F/B/O Lindsay Mclean Juge for which Mr. Wallace's spouse serves as trustee.

(g) Based on information set forth in an Amendment No. 13 to a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2012. These shares are also included in the shares owned by David W. Wallace as discussed in more detail in footnote (f) above.

(h) Based on information set forth in an Amendment No. 2 to a Schedule 13G/A filed with the Securities and Exchange Commission on February 8, 2012.

(i) Based on information set forth in an Amendment No. 2 to a Schedule 13G/A filed with the Securities and Exchange Commission on February 8, 2012. These shares are owned by various individuals and institutional investors which T. Rowe Price Associates, Inc. ("Price Associates") serves as an investment adviser with power to direct investments and/ or sole power to vote the shares. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such shares; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such shares.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines, which are available on our website at www.washtrust.com under Investor Relations – Governance Documents. The Guidelines describe our corporate governance practices and address issues such as Board composition and responsibilities, Board leadership structure, the Board's relationship with management and executive succession planning.

Board Leadership Structure

The Board believes that the Corporation's Chief Executive Officer is best positioned to serve as Chairman because he is the director most familiar with the Corporation's business and industry, and most capable of effectively identifying and executing strategy priorities. The Corporation's independent directors bring experience, oversight and expertise from various areas outside the Corporation, while the Chief Executive Officer brings Corporation-specific experience and expertise. The Board recognizes its responsibility to hold management accountable for the execution of strategy once it is developed. The Board believes the combined role of Chairman and Chief Executive Officer, together with an independent Lead Director having the duties described below, is in the best interest of shareholders because it fosters clear accountability and effective decision–making while providing the appropriate balance between strategy development and independent oversight of management.

Lead Director

The Corporation's Corporate Governance Guidelines call for the Chairperson of the Nominating Committee of the Board to serve as Lead Director. The Lead Director has the responsibility of presiding at all executive sessions of the non-employee, independent directors, consulting with the Chairman and Chief Executive Officer on Board and committee meeting agendas, acting as a liaison between management and the non-management directors, including maintaining frequent contact with the Chairman and Chief Executive and advising him on the efficiency of the Board meetings and the facilitation of communication between the non-management directors and management.

Executive Sessions

The Board believes that executive sessions consisting solely of independent directors are part of good governance practices. The Board conducts executive sessions as deemed necessary from time to time and as otherwise required by NASDAQ.

Director Independence

The Corporation's Board has determined that each of current directors Gary P. Bennett, John J. Bowen, Steven J. Crandall, Robert A. DiMuccio, Barry G. Hittner, Katherine W. Hoxsie, Kathleen E. McKeough, Victor J. Orsinger II, H. Douglas Randall, III and Patrick J. Shanahan, Jr. is considered independent under the NASDAQ Listing Rules. The Corporation's Board has also determined that nominee Edwin J. Santos is considered independent.

Any interested party who wishes to make their concerns known to the independent directors may avail themselves of the same procedures utilized for shareholder communications with the Corporation's Board, which procedures are described under the heading "Communications With the Board of Directors" on page 44 of this Proxy Statement.

The Board's Role in Risk Oversight
The Board's role in the Corporation's risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Corporation, including operational, credit, interest rate, liquidity, fiduciary, legal, regulatory, compensation, strategic and reputational risks. The full Board of the Corporation or the Bank (or the appropriate Committee in the case of risks that are under the purview of a particular Committee) receives these reports from the appropriate "risk owner" within the organization to enable it to understand and determine the adequacy of our risk identification, risk management and risk mitigation strategies. When a Committee receives a report, the Chairman of the relevant Committee reports on the discussion to the full Board of the Corporation or the Bank at the next Board meeting. This enables the Board and its Committees to coordinate the risk oversight role, particularly with respect to risk interrelationships. As part of its charter, the Audit Committee reviews the effectiveness of the risk assessment and risk management program.

BOARD OF DIRECTORS AND COMMITTEES

Meeting Attendance
The Corporation's Board of Directors held 12 meetings in 2011. The Board of Directors of the Bank, the members of which included all of the Corporation's Board members, held 13 meetings in 2011. The Corporation's Board and the Bank's Board each met in executive session four times during 2011. During 2011, each member of the Corporation's Board attended at least 75% of the aggregate number of meetings of the Corporation's Board, the Bank's Board and the committees of the Corporation's Board of which such person was a member. While we do not have a formal policy related to Board member attendance at Annual Meetings of Shareholders, directors are encouraged to attend each Annual Meeting to the extent reasonably practicable. Each of our directors attended the April 26, 2011 Annual Meeting of Shareholders.

Board Committees
In 2011, the committees of the Corporation's Board consisted of an Executive Committee, the Nominating Committee, an Audit Committee and a Compensation and Human Resources Committee (the "Compensation Committee").

Executive Committee
Members of the Executive Committee are currently directors Orsinger (Chairperson), Bennett, Hittner, Hoxsie, McKeough and MarcAurele. The Executive Committee met once in 2011. When the Corporation's Board is not in session, the Executive Committee is entitled to exercise all the powers and duties of the Corporation's Board.

Nominating Committee
Members of the Nominating Committee are directors Orsinger (Chairperson), Bennett, Hittner, Hoxsie and McKeough. No member of the Nominating Committee is an employee of the Corporation and each is considered independent. The members of the Nominating Committee regularly meet without the presence of employee directors or management. The Nominating Committee has a written charter that is available on our website at www.washtrust.com under Investor Relations – Governance Documents.

The Nominating Committee met seven times in 2011. The Nominating Committee's responsibilities and authorities, which are discussed in detail in its charter, include, among other things:

- Establishing procedures for identifying and evaluating nominees for the Board.
- Establishing procedures to be followed by shareholders in submitting recommendations for director candidates to the Nominating Committee.
- Reviewing and assessing succession plans for the Chief Executive Officer position.
- Developing and recommending to the Corporation's Board a set of Corporate Governance Guidelines and recommending any changes to such Guidelines.
- Overseeing the evaluation of the Corporation's Board and management.

Neither the Nominating Committee nor the Board has a policy with regard to the consideration of diversity in identifying director nominees, although both may consider diversity when identifying and evaluating proposed director candidates. At a minimum, each nominee to become a Board member, whether proposed by a shareholder or any other party, must (1) have the highest personal and professional integrity, demonstrate sound judgment and effectively interact with other members of the Corporation's Board to serve the long-term interests of the Corporation and our shareholders; (2) have experience at a strategic or policy-making level in a business, government, not-for-profit or academic organization of high standing; (3) have a record of distinguished accomplishment in his or her field; (4) be well regarded in the community and have a long-term reputation for the highest ethical and moral standards; (5) have sufficient time and availability to devote to the affairs of the Corporation, particularly in light of the number of boards on which the nominee may serve; and (6) to the extent such nominee serves or has previously served on other boards, have a demonstrated history of actively contributing at board meetings.

The Nominating Committee will evaluate all such proposed nominees in the same manner, without regard to the source of the initial recommendation of such proposed nominee. In seeking candidates to consider for nomination to fill a vacancy on the Corporation's Board, the Nominating Committee may solicit recommendations from a variety of sources, including current directors, our Chief Executive Officer and other executive officers. The Nominating Committee may also engage a search firm to identify or evaluate or assist in identifying or evaluating candidates.

The Nominating Committee will consider nominees recommended by shareholders. Shareholders who wish to submit recommendations for candidates to the Nominating Committee must submit their recommendations in writing to the Secretary of the Corporation at 23 Broad Street, Westerly, RI 02891, who will forward all recommendations to the Nominating Committee. For a shareholder recommendation to be considered by the Nominating Committee at the 2013 Annual Meeting of Shareholders, it must be submitted to the Corporation by November 12, 2012. All shareholder recommendations for nominees must include the following information: (1) the name and address of record of the shareholder; (2) a representation that the shareholder is a record holder of our securities, or if the shareholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Exchange Act; (3) the name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the proposed nominee; (4) a description of the qualifications and background of the proposed nominee that addresses the minimum qualifications and other criteria for board membership approved by the Corporation's Board; (5) a description of all arrangements or understandings between the shareholder and the proposed nominee; (6) the consent of the proposed nominee to (a) be named in the proxy statement relating to our Annual Meeting of Shareholders, and (b) serve as a director if elected at such Annual Meeting; and (7) any other information regarding the proposed nominee that is required to be included in a proxy statement filed pursuant to the rules of the SEC.

Shareholder nominations that are not being submitted to the Nominating Committee for consideration may be made at an Annual Meeting of Shareholders in accordance with the procedures set forth in clause (e) of Article Eighth of our Restated Articles of Incorporation, as amended. Specifically, advanced written notice of any nominations must be received by the Secretary not less than 14 days nor more than 60 days prior to any meeting of shareholders called for the election of directors (provided that if fewer than 21 days' notice of the meeting is given to shareholders, notice of the proposed nomination must be received by the Secretary not later than the 10th day following the day on which notice of the meeting was mailed to shareholders).

The Nominating Committee recommended that Steven J. Crandall, Joseph J. MarcAurele, Victor J. Orsinger, II, Edwin J. Santos, and Patrick J. Shanahan, Jr. be nominated for election to serve as directors until the 2015 Annual Meeting of Shareholders. All nominees other than Mr. Santos are currently serving as directors.

Audit Committee
Members of the Audit Committee are currently directors Hoxsie (Chairperson), Crandall, DiMuccio, Hittner, McKeough and Shanahan. Edward M. Mazze served as a member of the Audit Committee until his retirement from the Board in April 2011. No member of the Audit Committee is an employee of the Corporation and each is considered independent under the NASDAQ Listing Rules and Rule 10A–3(b)(1) under the Exchange Act. The Corporation's Board has determined that Ms. Hoxsie and Mr. DiMuccio each qualify as an "audit committee financial expert" under the Exchange Act. The Audit Committee has a written charter that is available on our website at www.washtrust.com under Investor Relations – Governance Documents.

The Audit Committee met 13 times in 2011. The Audit Committee's responsibilities and authorities, which are discussed in detail in its charter, include, among other things:

- Review of the adequacy of our system of internal controls, our internal audit program, the performance and findings of our internal audit staff and action to be taken by management.
- Selection and engagement of our independent registered public accounting firm, subject to shareholder ratification.
- Assessment of the independence of our independent registered public accounting firm, considering the range of audit and non-audit fees and services and the pre-approval thereof.
- Approval of the identification of the Corporation's critical accounting policies and appropriateness of material estimates inherent in the Corporation's financial statements.
- Review of our annual and quarterly financial statements and discussion of such results with management.
- Review of the loan review program, including oversight of the Bank's procedures for determining the adequacy of the allowance for loan losses, administration of its internal credit rating systems and the reporting and monitoring of credit granting standards.
- Annual review of our Code of Ethics and oversight of the program in support of its compliance .
- Reviewing the nature and adequacy of the Corporation's insurance program.
- Review of the effectiveness of the Corporation's risk assessment and risk management program.
- Review of Information Technology programs and policies as well as periodic review of the Business Continuity Plan.
- Review of the nature and adequacy of the Corporation's compliance and security programs.
- Performance of such other oversight functions as the Corporation's Board may request from time to time.

While the Audit Committee oversees our financial reporting process for the Corporation's Board consistent with the Audit Committee Charter, management has primary responsibility for this process, including our system of internal controls, and for the preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles. In addition, our independent registered public accounting firm, and not the Audit Committee, is responsible for auditing those financial statements. The Audit Committee's report on our audited financial statements for the fiscal year ended December 31, 2011 appears elsewhere in this Proxy Statement.

Compensation Committee

Members of the Compensation Committee are currently directors McKeough (Chairperson), Bennett, Bowen, Hittner, Orsinger and Shanahan. Edward M. Mazze served as a member of the Compensation Committee until his retirement from the Board in April 2011. No member of the Compensation Committee is an employee of the Corporation and each is considered independent. The Compensation Committee met eight times in 2011.

The Compensation Committee has a written charter that is available on our website at www.washtrust.com under Investor Relations – Governance Documents. Generally, the Compensation Committee is responsible for executive and director compensation decisions, and reports all actions to the members of the Corporation's Board. The Compensation Committee's responsibilities and authorities, which are discussed in detail in its charter, include, among other things:

- Establishing our compensation philosophy, and reviewing compensation practices to ensure alignment with that philosophy.
- Establishing annual compensation for the Chief Executive Officer and all other executive officers including salary, incentive, and equity compensation.
- Establishing cash incentive plans for all employees, and approving awards under such plans to the Chief Executive Officer and all other executive officers.
- Establishing director compensation.
- Approving equity compensation awards and the terms of such awards to employees and directors.

- Reviewing the impact of our compensation practices in relation to the Corporation's risk management objectives.
- Administering our retirement, benefit, and equity compensation plans, programs, and policies.

A schedule of meetings and preliminary agenda are established each December for the coming fiscal year. The agenda for Compensation Committee meetings is determined by its Chairperson with the assistance of the Senior Vice President, Human Resources. Compensation Committee meetings are regularly attended by the Chief Executive Officer and other members of the senior management team although they are not voting members. The Compensation Committee meets regularly in executive session without the presence of employee directors and management. The Compensation Committee met in executive session seven times during 2011.

The Compensation Committee has authority under its charter to select, retain, terminate, and approve the fees of advisers, counsel or other experts or consultants, as it deems appropriate. The Compensation Committee has engaged Pearl Meyer & Partners, an independent compensation consulting firm, to assist in fulfillment of its duties. The selection of Pearl Meyer & Partners was made by the Compensation Committee after review of, among other things, the Committee's needs, the qualifications of the firm's personnel, the firm's independence, the firm's resources, past experience with the firm, and a good faith estimate of fees, and was not made pursuant to the recommendation of management. The compensation consultant advises the Compensation Committee with respect to compensation and benefit trends, best practices, market analysis, plan design, and establishing targets for individual compensation awards. The use of an independent compensation consultant provides additional assurance that our executive compensation programs are reasonable and consistent with our philosophy and objectives. The compensation consultant reports directly to the Compensation Committee and attended several meetings during 2011. The Compensation Committee meets with the compensation consultant from time to time in executive session without the presence of employee directors and management. The Committee does not prohibit its advisers from providing services to management, but such engagement must be requested or approved by the Committee.

During 2011, Pearl Meyer & Partners received total remuneration of $62,443 for consulting services on behalf of the Compensation Committee related to compensation analysis and planning. We did not engage Pearl Meyer & Partners for any services other than those related to executive and director compensation consulting on behalf of the Compensation Committee during 2011. The Committee has also confirmed that Pearl Meyer & Partners is independent with respect to SEC standards.

The Compensation Committee may delegate authority to fulfill certain administrative duties regarding the compensation and benefit programs to our senior management team. Although members of management generally attend Compensation Committee meetings, employees are not present during executive session deliberations regarding their own compensation. The Compensation Committee solicits the input and recommendations of the Chief Executive Officer for compensation awards to other executives, including the named executive officers. Such awards are further discussed in executive session, with decisions made by the Compensation Committee without the Chief Executive Officer's involvement.

The Compensation Committee's report on executive compensation appears elsewhere in this Proxy Statement.

Please note that the information contained on our website is not incorporated by reference in, or considered to be a part of, this Proxy Statement.

EXECUTIVE OFFICERS

The following is a list of all executive officers of the Corporation and the Bank with their titles, ages, and years of service, followed by certain biographical information as of December 31, 2011.

Name	Title	Age	Years of Service
Joseph J. MarcAurele	Chairman, President and Chief Executive Officer of the Corporation and the Bank	60	2
David V. Devault	Senior Executive Vice President, Secretary and Chief Financial Officer of the Corporation and the Bank	57	25
Galan G. Daukas	Executive Vice President of Wealth Management of the Corporation and the Bank	48	6
Mark K. W. Gim	Executive Vice President and Treasurer of the Corporation and the Bank	45	18
Stephen M. Bessette	Executive Vice President – Retail Lending of the Bank	64	15
Barbara J. Perino, CPA	Executive Vice President – Operations and Technology of the Bank	50	23
James M. Vesey	Executive Vice President and Chief Credit Officer of the Bank	64	13
Dennis L. Algiere	Senior Vice President – Chief Compliance Officer and Director of Community Affairs of the Bank	51	16
Kristen L. DiSanto	Senior Vice President – Human Resources of the Bank	42	17
Elizabeth B. Eckel	Senior Vice President – Marketing of the Bank	51	20
Brenda H. Senak	Senior Vice President – Risk Management of the Bank	59	3

Mr. MarcAurele's biographical information appears on page 3 of this Proxy Statement.

David V. Devault joined the Bank in 1986 as Controller. He was promoted to Vice President and Chief Financial Officer of the Corporation and the Bank in 1987 and to Senior Vice President and Chief Financial Officer of the Corporation and the Bank in 1990. In 1997, he was also elected Treasurer of the Corporation and the Bank. He was named Executive Vice President, Treasurer and Chief Financial Officer of the Corporation and the Bank in 1998. He was appointed to the position of Secretary of the Bank in 2002 and Secretary of the Corporation in 2005. In 2008, his title was changed to Executive Vice President, Chief Financial Officer and Secretary of the Corporation and the Bank. He was promoted to Senior Executive Vice President in 2010.

Galan G. Daukas joined the Corporation and the Bank in 2005 as Executive Vice President of Wealth Management. Prior to joining Washington Trust, he held the position of Chief Operating Officer of The Managers Funds, LLC from 2002 to 2005.

Mark K. W. Gim joined the Bank in 1993 as Financial Planning Officer. He was promoted to Assistant Vice President – Financial Planning of the Bank in 1995, and to Vice President – Financial Planning of the Bank in 1996. In 2000, he was promoted to Senior Vice President – Financial Planning and Asset/Liability Management of the Bank. He was named Executive Vice President and Treasurer of the Corporation and the Bank in 2008.

Stephen M. Bessette joined the Bank in 1997 as Senior Vice President – Retail Lending. He was named Executive Vice President – Retail Lending in 2005.

Barbara J. Perino joined the Bank in 1988 as Financial Accounting Officer. She was named Controller in 1989 and Vice President - Controller in 1992. In 1998, she was promoted to Senior Vice President – Operations and Technology. She was promoted to Executive Vice President in 2010.

James M. Vesey joined the Bank in 1998 as Senior Vice President – Commercial Lending. In 2000, he was named Senior Vice President and Chief Credit Officer. In 2007, he was appointed Executive Vice President and Chief Credit Officer.

Dennis L. Algiere joined the Bank in 1995 as Compliance Officer. He was named Vice President – Compliance in 1996 and was promoted to Senior Vice President – Compliance and Community Affairs in 2001. He was named Senior Vice President – Chief Compliance Officer and Director of Community Affairs in 2003.

Kristen L. DiSanto joined the Bank in 1994 and was named Assistant Vice President in 1996 and Vice President in 1998. She was promoted to Senior Vice President – Human Resources in 2009.

Elizabeth B. Eckel joined the Bank in 1991 as Director of Advertising and Public Relations. In 1995, she was named Vice President – Marketing. She was promoted to Senior Vice President – Marketing in 2000.

Brenda H. Senak joined the Bank in 2008 as Senior Vice President – Risk Management. Prior to joining Washington Trust, she held credit risk approval and other risk management executive positions in the Global Wealth and Investment Management Division of Bank of America, including the position of Senior Vice President, Senior Credit Risk Approval Executive from 2006 to 2008.

COMPENSATION RISK ANALYSIS

Annually, the Compensation Committee performs a complete review of the Corporation's short-term and long-term incentive compensation plans to assess and ensure the incentive arrangements do not encourage executives and/or other employees to take excessive risks. The results of this review are presented by the Compensation Committee Chairman to the Board of Directors.

The Compensation Committee takes a three-pronged approach to their review, analyzing governance practices, plan design, and policies and internal controls. The Compensation Committee identified areas of material risk to the Corporation, including operational, credit, interest rate, liquidity, compliance, strategic and reputational risks. Following the completion of a detailed analysis, the Compensation Committee concluded that all incentive plans appropriately balance risk and reward, and align employee interests with shareholders based on the following observations:

- We structure our pay to consist of both fixed (salary) and variable compensation (cash incentive and equity compensation). We believe that the variable elements provide an appropriate percentage of overall compensation to motivate executives to focus on our performance, while the fixed element serves to provide an appropriate and fair compensation level that does not encourage executives to take unnecessary or excessive risks in achievement of goals.
- Our compensation program balances short and long-term performance and does not place inappropriate focus on achieving short-term results at the risk of long-term, sustained performance.
- Most incentive plans (including the plans covering our executive officers) include a threshold, target and maximum payment. The maximum ensures that payments do not exceed a certain level, keeping compensation mix within acceptable ranges and limiting excessive payments under any one element.
- All incentive plan designs are reviewed and approved by the Compensation Committee annually.
- Performance targets for the annual performance plan, which covers most executives, are established annually by the Board of Directors. We have internal controls over the measurement and calculation of these performance metrics, which are designed to prevent manipulation of results by any employee, including the executives. Additionally, the Board monitors the corporate performance metrics each month.
- The Compensation Committee has the discretion to modify any plan payment upwards or downwards, allowing the Committee to consider the circumstances surrounding corporate and/or individual performance and adjust payments accordingly.
- The incentive programs covering named executive officers include a "clawback" provision requiring the executives to reimburse the Corporation for any plan payment that would not have been earned based on restated financial results. The "clawback" provision should discourage executives from manipulating performance results that would assure a payment.
- There are appropriate internal controls and oversight of the approval and processing of payments.
- There are robust internal controls and the segregation of duties throughout the Corporation, including areas

responsible for making credit and investment decisions.

- The Corporation's existing governance and organizational structure already incorporates a substantial risk management component through the appointment of a Senior Risk Officer as well as oversight functions performed by the Enterprise Risk Management Committee of senior management as well as various committees of management or the Bank's Board responsible for oversight of risks associated with credit granting, interest rate and liquidity, investment portfolio management, fiduciary services and technology. These committees are responsible for forming economic assumptions that are used in planning and budgeting, evaluating all new initiatives and evaluating risk.
- Equity compensation consists of performance share units, restricted stock units, and stock options, which vest over three or five years. These grants encourage executives to take a long-term perspective on overall corporate performance, which ultimately influences share price appreciation. Equity compensation helps to motivate long-term performance, balancing the cash incentives in place to motivate short-term performance.
- Annually, the Compensation Committee reviews our 25 top paid employees regardless of position, which provides added context and oversight to payments made under the incentive plans to individuals beyond the senior management levels.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee (the "Committee") has responsibility for establishing, implementing and continually monitoring adherence with our compensation philosophy. The Committee ensures that the total compensation paid to senior executives is fair, reasonable, competitive, performance-based and aligned with shareholder interests.

Executive Summary
2011 was a record year for the Corporation. We surpassed $3 billion in assets for the first time in the Corporation's 211-year history, and saw growth along all business lines. We continue to gain market share, attract new clients, and build existing relationships by focusing on service excellence and offering superior retail, business and wealth management products.

Highlights include:

- Our profitability improved significantly. We generated a record $29.7 million in net income. We earned $1.82 per diluted share, up $0.33 per share or 22% over 2010. Return on equity (ROE) was 10.61%, compared to 9.09% for 2010.
- Asset quality remains strong with nonperforming assets of $24.8 million, or 0.81% of total assets, at December 31, 2011.
- Loan growth was strong. Total loans increased by $152 million, or 8%, since December 31, 2010, with a $98 million increase in the commercial loan portfolio and a $55 million increase in the residential real estate portfolio.
- We successfully expanded our mortgage banking operations by both increasing our current sales force as well as opening home loan centers in Burlington, MA, and Glastonbury, CT. As a result, mortgage loan origination volume and sales activity reached an all-time high in 2011, and mortgage banking revenues totaled $5.1 million, up 25% from 2010.
- Total deposits reached a record $2.1 billion at year end. There was significant improvement in our deposit mix, including a 49% increase in lower cost demand deposit accounts.
- We continued our strategy of opening de novo branches to expand our Rhode Island footprint, with the opening of a retail branch in East Providence, RI, in September 2011 and planned 2012 opening of an additional location in Cranston, RI.
- Despite the challenges of continued volatility in the financial markets, wealth management revenues increased by 7% over 2010. Assets under administration totaled $3.9 billion at December 31, 2011.
- We continued to improve our net interest margin, which increased by 27 basis points to 3.20% from 2010.

- Performance was also strong in comparison to industry peers. For 2011, our core return on equity, core return on assets, core earnings per share growth, price to book, improvement in net interest margin, asset quality (non-performing assets as a percentage of total assets), and annualized loan growth exceeded the 50th percentile of the group of all publicly-traded banks and thrifts located in the Northeast and Mid-Atlantic states with assets of $1 billion to $5 billion (source: SNL Financial, for companies reporting as of February 24, 2012).

All of this contributed to a substantial increase in shareholder value as our stock price closed out the year at $23.86 per share, up 9.0% from the 2010 close and we increased our shareholder dividend. These excellent results were achieved in a slow-growth economy. Furthermore, we believe the Corporation is well positioned to continue our positive growth momentum into 2012 and beyond.

In recognition of Corporation's financial performance and the contributions made by the named executive officers in 2011, the following compensation actions were approved by the Committee.

- The Committee approved base salary merit increases in 2011 and 2012 in line with market trends.
- The Committee approved payments under the Annual Performance Plan based on the plan's formula. Payments were above target as a result of the superior performance in 2011.
- The Committee approved a payment under the Wealth Management Business Building Incentive Plan based on the plan's formula. Based on 2011 results, this payment was at 83.3% of the target.
- Performance share unit awards were granted in 2011 to all named executive officers.

The actions and the Committee's decision making process are further explained in the narrative following this summary. We believe these actions underscore that our compensation programs are built on a foundation of compensation best practices, which we believe our shareholders demand, including:

A Clear Pay for Performance Link

- A clear pay for performance link for our chief executive officer, providing **54%** of total compensation through performance-based pay vehicles in 2011.
- A clear pay for performance link for our other named executives, providing **49%** of total compensation, on average, through performance-based pay vehicles in 2011.
- Short term cash incentives on absolute corporate performance for all named executives.
- Performance-based equity compensation for named executives based on the Corporation's relative performance to a group of all publicly traded banks and thrifts in the Northeast and Mid-Atlantic states with similar asset size.

Best Practices in Corporate Governance

- Evaluation of the executive compensation program through the use of tally sheets and other analyses.
- The promotion of meaningful and significant stock ownership through stock holding and equity retention guidelines for all named executive officers.
- "Clawback" provisions for all of our short-term and long-term incentive compensation programs.
- Reasonable provisions in all new change in control agreements (no tax gross-up payment; double triggers, reasonable multiples, etc) including the agreement covering the Chief Executive Officer.
- Incentive compensation that does not promote excessive risk and supports the Corporation's short-term and long-term financial goals.

Compensation Philosophy and Objectives
Our success is highly dependent on hiring, developing and retaining qualified people who are motivated to perform for the benefit of our shareholders, the community, and customers. The Committee believes that an effective executive compensation program should be designed to reward the achievement of specific annual, long-term and strategic goals, and align executive interests with shareholders, with the ultimate objective of enhancing shareholder value. The goal of our compensation program is to compensate senior leadership in a manner that encourages superior corporate performance, defined as at or above the top third of our peer group.

Our compensation program places emphasis on:

- attracting and retaining the best talent in the financial services industry;
- providing compensation for key executives that is competitive with similarly-sized financial institutions;
- motivating executives to achieve the goals set in our strategic plan;
- linking pay to performance;
- ensuring that compensation supports sound risk management practices; and
- returning a fair value to shareholders.

To that end, the Committee believes that compensation packages provided to executives, including the named executive officers listed in this Proxy Statement, should include both cash and stock-based compensation that reward performance as measured against established goals.

Setting Executive Compensation
Our philosophy is to target total compensation at the 50th percentile, with opportunities for upward or downward adjustment based on actual corporate performance on an absolute and relative basis. Our base salaries consider market pay levels and reflect individual roles, performance, experience and leadership contribution. Total compensation varies from year to year based on short-term and long-term performance and/or economic conditions.

After the Committee has established targeted overall compensation for each executive, compensation is allocated among base salary, short-term cash incentive, and long-term equity compensation elements. ***We believe that our most senior executives should have a significant portion of pay provided through performance-based compensation elements.*** The chart below outlines our current target compensation mix:

	Base Salary	Performance-Based Compensation Elements	
		Short-Term Cash Incentive	Long-Term Equity Incentive
Mr. MarcAurele	50.0%	22.5%	27.5%
Messrs. Devault, Vesey and Bessette	58.8%	17.7%	23.5%
Mr. Daukas	44.6%	37.5%	17.9%

As a result, 41.2% to 55.4% of target compensation for the named executive officers is performance-based and therefore, at-risk to the executive. Because a substantial portion of the compensation is based on corporate, divisional and individual performance results, actual compensation delivered under each element will vary annually. We believe that this target mix allows our compensation to vary appropriately based on corporate and individual performance in a manner that is aligned with shareholder interests and represents sound risk management principles.

Benchmarking Compensation
Prior to the beginning of the fiscal year, the Committee consulted with Pearl Meyer & Partners, an independent compensation consulting firm, to assess the competitiveness and effectiveness of our executive compensation program. The compensation consultant provided an analysis of base salary, short-term incentive, long-term incentive and benefit practices of comparable companies in the banking industry. The compensation consultant considered individual compensation elements as well as the total compensation package, and assessed the relationship of pay to performance.

In performing this analysis, the consultant used a peer group of banking institutions, which was reviewed and approved by the Committee. The peer group included banks of generally similar asset size, regional location, and to the extent possible, organizations with a wealth management business line. These banks were based in the Northeast and MidAtlantic region (excluding New York City). Banks included in the peer group ranged from $1.5 billion to $6.5 billion in assets (approximately one-half to two times the size of the Corporation). The Corporation was positioned approximately at the 55th percentile of the peer group in terms of total assets. The peer group used in the report presented for consideration of 2011 compensation decisions consisted of the following financial institutions:

Arrow Financial Corporation	Bancorp Rhode Island, Inc.	Berkshire Hills Bancorp, Inc.
Brookline Bancorp, Inc.	Camden National Corporation	Century Bancorp, Inc.
Community Bank System, Inc.	First Commonwealth Financial Corp.	First of Long Island Corporation
First United Corporation	Hudson Valley Holding Corporation	Independent Bank Corp.
Lakeland Bancorp, Inc.	NBT Bancorp Inc.	OceanFirst Financial Corp.
Provident New York Bancorp	S & T Bancorp, Inc.	Sandy Spring Bancorp, Inc.
Tompkins Financial Corporation	TrustCo Bank Corp NY	Univest Corporation of Pennsylvania
WSFS Financial Corporation		

Because a peer group analysis is limited to those positions for which compensation information is disclosed publicly, these studies typically include only the five most highly compensated officers at each company. Therefore, the compensation consultant also relied on published compensation surveys to supplement information for these positions, as well as to provide the basis for analysis for other executives. Surveys used for the 2011 study included Pearl Meyer & Partners Northeast Banking Compensation Survey, Towers Watson Financial Services Survey Suite, and Mercer U.S. Financial Services Survey Suite. Similar asset and regional scope comparisons were used for the benchmarking analysis.

Compensation Decisions

The Committee is responsible for executive compensation decisions and reports all actions to the Corporation's Board. In determining compensation for the Chief Executive Officer, the Committee considers the compensation consultant's analysis, compensation survey data, corporate performance, economic conditions, and the assessment of the executive's performance by the independent directors of the Corporation's Board. For all other executives, the Committee considers the compensation consultant's analysis, compensation survey data, corporate and business unit performance, economic conditions, and the Chief Executive Officer's assessment of the executive's performance. The Committee solicits the input and recommendations of the Chief Executive Officer for compensation awards to other executives, including the named executive officers.

Tally Sheets and Wealth Accumulation Analyses

At the Committee's direction, the Senior Vice President of Human Resources prepared a presentation of total compensation or "tally sheet," for each executive officer. This detailed analysis of actual and potential compensation included:

- a summary of total compensation for the current and previous fiscal year;
- actual allocation to each compensation element;
- bonus opportunity and related performance levels needed to achieve minimum, target and maximum payouts;
- the value of perquisites, if applicable;
- potential value of unvested equity grants at various levels of stock performance;
- stock ownership levels;
- overall total compensation ranking within the Corporation;
- ratio of CEO compensation to the median employee; and
- potential post-employment payments.

The Committee used the tally sheets to evaluate each proxy officer's total compensation, as well as the impact of the Corporation's performance on compensation. We believe this analysis is an integral part of our evaluation of the executive compensation program, and intend to review this information annually.

The Role of Shareholder Say-on-Pay Votes

The Corporation provides its shareholders with the opportunity to cast an annual advisory vote to approve the compensation of the named executive officers (the "say-on-pay proposal"). At the Annual Meeting of Shareholders held on April 26, 2011, over 97% of the votes cast on the say-on-pay proposal were voted in favor of the proposal. We believe this affirms shareholders' support of our approach to executive compensation, and did not significantly change the approach in 2011. The Committee will continue to consider the outcome of the annual say-on-pay proposal when making future compensation decisions for the named executive officers.

Base Salary

Generally, base salaries are targeted at the 50th percentile. In reviewing the Chief Executive Officer's base salary and the base salary recommendations made by the Chief Executive Officer for other executives, the Committee primarily considers:

- the compensation consultant's analysis and compensation survey data;
- the executive's compensation relative to other officers;
- recent and expected performance of the executive;
- our recent and expected overall performance; and
- our overall budget for base salary increases.

The 2011 base salary for Mr. MarcAurele was $465,000. The Committee increased Mr. MarcAurele's salary to $480,000 for 2012. The 2011 base salaries for Messrs. Devault, Daukas, Vesey, and Bessette were $253,500; $332,500; $204,000 and $187,000, respectively. The Committee increased the salaries of Messrs. Devault, Daukas, Vesey, and Bessette for 2012 to $261,200; $339,200; $209,100 and $191,700, respectively.

Cash Incentive

The Committee believes that cash incentives are instrumental in motivating and rewarding executives for achievement of corporate and division goals. All of our named executive officers participate in our Annual Performance Plan. In addition, Mr. Daukas participates in our Wealth Management Business Building Incentive Plan, which rewards achievement of growth targets for the wealth management business unit.

Cash Incentive Opportunities Under Annual Performance Plan

The Annual Performance Plan provides the opportunity to earn cash awards based on achievements relative to predefined corporate financial goals and individual performance. The target incentive opportunity is a percentage of base salary earnings, and varies by role and level of responsibility. The target bonus percentage is 45% for Mr. MarcAurele and 30% for Messrs. Devault, Daukas, Vesey, and Bessette. The percentages allocated to the corporate performance component and the individual performance component are 70% and 30%, respectively, for the Chief Executive Officer, and 60% and 40%, respectively, for all other executive officers.

Performance Measures

Corporate performance is based on three financial metrics - net income, fully diluted earnings per share, and return on equity, with each metric receiving equal weighting. At the beginning of each year, the Board establishes performance targets based on our strategic objectives. At the end of each year, the actual performance for each of the financial metrics is measured separately against its target. Corporate performance exceeding a threshold of 80% of the performance target will result in progressively increasing payment levels, ranging from 50% to 150% of the target award as outlined below.

Performance Results	Award Level (as a % of Target)
<80%	0.0%
80.0% to 82.4%	50.0%
82.5% to 87.4%	62.5%
87.5% to 92.4%	75.0%
92.5% to 97.4%	87.5%
97.5% to 102.4%	100.0%
102.5% to 107.4%	112.5%
107.5% to 112.4%	125.0%
112.5% to 117.4%	137.5%
117.5% +	150.0%

Individual performance for the Chief Executive Officer is determined with consideration of matters such as leadership of the senior management team, strategic planning and implementation, corporate governance, risk management, and ability to focus the Corporation on the long-term interests of our shareholders. For the other named executive officers, individual performance is determined with consideration of matters such as leadership, strategic planning, and achievement of business unit operational and/or production goals. In order to qualify for an individual performance award, the weighted average of the financial metrics must be at least 80%. Once that threshold level is achieved, individual performance awards range from 0% to 100% of the target, based on an assessment of employee performance against expectations established at the beginning of each year. The Committee relies upon the assessment of the performance of the Chief Executive Officer by the independent directors of the Corporation's Board, and considers the Chief Executive Officer's assessment of the performance of all other senior executives.

The terms of the Annual Performance Plan, including the target bonus levels and relationship of payouts to achievement of financial metrics, were established by the Committee in consultation with the compensation consultant. Annually, the Committee reviews the plan to ensure that it is designed in a manner that continues to motivate employees to achieve our strategic goals. Regardless of the actual award determined by the plan parameters, the Committee has the authority to modify any award. Further, the plan includes a "clawback" provision requiring the executives to reimburse the Corporation for any plan payment that would not have been earned based on restated financial results.

2011 Awards
In 2011, the plan targets for the corporate performance metrics were: (i) net income: $27,572,000; (ii) fully diluted earnings per share: $1.70; and (iii) return on equity: 9.86%, with a 100% payout resulting from achievement of 97.5% to 102.4% of these targets. For 2011, the Corporation reported net income of $29,724,000; fully diluted earnings per share of $1.82; and return on equity of 10.61%, which resulted in payouts of 125%, 112.5%, and 125% respectively, or 120.8% overall for the corporate performance component.

Individual performance was assessed based on the criteria described above. The Committee noted the following regarding the individual performance of the named executive officers:

- Mr. MarcAurele received a 100% individual performance award due to his strong leadership of the Corporation as evidenced by our outstanding results, particularly in a challenging economic environment. In addition, the Committee recognized his efforts in strengthening the brand within our markets and acquiring key talent in order to position the Corporation for future success.
- Mr. Devault received a 100% individual performance award due to strong job performance, as well as his contributions to the Corporation's overall success. This includes, most notably, significant strategic guidance regarding key financial aspects of our business and his strong contribution to our investor relations efforts.
- Mr. Daukas received a 99.6% individual performance award due to strong job performance, including a 7% increase in wealth management revenues and strong improvement in the profitability of the wealth management division during a year of extreme market turmoil.
- Mr. Vesey received a 100% individual performance award due to strong job performance, including a $98

million increase in the commercial loan portfolio and continued strength in overall credit quality. Additionally, his division was instrumental in our successful efforts to increase core deposits and market the products and services of other business lines.

- Mr. Bessette received a 100% individual performance award due to extremely strong job performance. He was instrumental in the Corporation's decision to expand our mortgage banking operations, and effectively implemented that strategy, resulting in record mortgage loan origination volume and sales activity. As a result of these efforts, mortgage banking revenues totaled $5.1 million, up 25% from 2010, which was a significant factor in the Corporation's 2011 success.

The plan caps individual performance at 100% of target, but permits the Committee to use discretion to make awards above target where superior performance warrants. The Committee made several discretionary upward adjustments to recognize certain executive's individual contributions toward key strategic objectives. Annual Performance Plan awards for the named executive officers are outlined below:

	Corporate Performance Component Award (120.8%)	Individual Performance Component Award (0-100%)	Discretionary Adjustment by Committee	Total Plan Payment	Percentage of Plan Target
MarcAurele	$176,832	$62,736	$432	$240,000	114.8%
Devault	$55,044	$30,377	$4,579	$90,000	118.5%
Daukas	$72,271	$39,729	$—	$112,000	112.3%
Vesey	$44,341	$24,471	$1,188	$70,000	114.4%
Bessette	$40,601	$22,406	$16,993	$80,000	142.8%

Wealth Management Business Building Incentive Plan
Mr. Daukas is eligible for an additional bonus payment based upon the performance of the wealth management division. This incentive is intended to drive growth in the wealth management product line, which is an important contributor to our net income. Plan performance is measured in terms of division pre-tax earnings, revenues, and net new assets under management (inclusive of all cash flows excluding investment income and market appreciation). The target payment is $180,000 ($60,000 for each metric), with a range of 0% to 150% based upon actual performance. The plan payment is determined by assessing achievement of each metric individually against its target. Performance exceeding a threshold of 70% of the performance target will result in progressively increasing payment levels, ranging from 25% to 150% of the target award. The plan includes a "clawback" provision requiring Mr. Daukas to reimburse the Corporation for any plan payment that would not have been earned based on restated financial results.

In 2011, plan targets were: (i) division pre-tax earnings of $7,851,800; (ii) division revenues of $29,033,400; and (iii) net new assets under management of $100,000,000. During 2011, the wealth management division met 118.5% of the pre-tax earnings goal, 97.5% of the revenue goal, and 0% of the net new assets under management goal. This performance resulted in a total bonus payment of $150,000 to Mr. Daukas under this plan, which is equal to 83.3% of the plan target.

Long-Term Equity Incentive Compensation
The granting of stock-based incentives is viewed as a desirable long-term incentive compensation strategy because it closely links the interests of management with shareholders, aids in executive retention, and rewards executives for focusing on long-term stock value. Equity grants also provide an opportunity for increased equity ownership and enhanced alignment with shareholder interests.

In determining the form of equity to be granted, the Committee considers many factors including the ability to drive corporate performance; retention and stock ownership; tax and accounting treatment; and the impact on dilution. When granting equity-based incentives to the Chief Executive Officer and other executives, the Committee considers the compensation consultant's analysis, as described earlier. The Committee also considers the Chief Executive Officer's recommendations for other executives, which are based on each officer's level of responsibility and contribution towards achievement of our business plan and objectives.

Generally, equity compensation is granted on an annual basis. Employee grants, including grants to newly hired employees, have historically been made at a regularly-scheduled Committee meeting. All stock option awards are made at the closing price for our common stock on the grant date. All grants are effective either on the date of the Committee meeting or at a specific future date coinciding with a triggering event such as the employee's date of hire. Equity grants to non-employee directors occur annually at the Committee meeting shortly before the date of the Annual Meeting, and are effective on the date of the Annual Meeting for directors continuing service after such date. Equity grants typically become vested after three years of service but may be subject to longer vesting periods for larger awards. Unvested equity grants are typically forfeited upon separation from employment. Employees may become vested in a pro-rata share of equity grants upon retirement or disability, and fully vested in equity grants upon death, subject to the terms of the specific grant. Directors may become fully vested in equity grants in the event of retirement or death, subject to the terms of the specific grant. All equity grants become fully vested in a change in control of the Corporation.

Performance Share Unit Awards in 2011

In January 2011, the Committee made a strategic decision to grant performance share units awards to all named executive officers. This action underscores the Committee's intention to provide an increased link between pay and performance in the granting of equity compensation to the executive management team. The award is designed to position total compensation at the 50th percentile with opportunities for upward and downward adjustment based on actual corporate performance compared to the peer group, providing true pay for performance through the leveraging of equity grants.

Selecting and defining the performance measurements for the performance share unit awards was a critical decision for the Committee. Measures needed to reflect our strategic plan and growth strategy, as well as shareholder expectations. In addition, measures had to be within the control and influence of the grantees so that there is a true correlation between actual contribution and reward. After reviewing a number of performance metrics, the Committee decided to base performance on core return on equity ("Core ROE") and core earnings per share growth ("Core EPS Growth"), with the two metrics having equal weighting.

Core ROE and Core EPS Growth performance is compared to a group of publicly-traded banks and thrifts located in the Northeast and Mid-Atlantic states with assets of $1 billion to $5 billion (based on information published by SNL Financial.) Each executive has a target award with an opportunity to earn from 0% to 200% of the target award depending on the Corporation's performance versus that of the industry peer group during the performance measurement period which is January 1, 2011 through December 31, 2013. The Corporation must achieve threshold performance at the 25th percentile for each metric in order to qualify for any award. Shares will be issued at the target award level for performance at the 50th percentile, with a payout range of 50% to 200% of the target award level based on a straight line interpolation for performance from 25th percentile to 100th percentile. Dividend equivalents will be paid retroactively in cash once the award vests and the final shares are actually issued.

2011 awards for the named executive officers are summarized in the table below:

	Minimum	**Threshold**	**Target**	**Maximum**
Performance vs. peer group	**0-25th percentile**	**25th percentile**	**50th percentile**	**100th percentile**
MarcAurele	—	5,915	11,829	23,658
Devault	—	2,345	4,690	9,380
Daukas	—	3,076	6,152	12,304
Vesey	—	1,887	3,774	7,548
Bessette	—	1,730	3,460	6,920

The number of earned shares will be based on the Corporation's performance during the three-year performance period, as described earlier. Except as outlined in the next sentence, the grant is subject to forfeiture in the event of the executive's termination of employment prior to the three-year anniversary of the grant. The grant is subject to acceleration in the event of a change in control, death, retirement or disability prior to the three-year anniversary of the grant, with the number of earned shares based on the Corporation's performance during a shortened performance period. This shortened performance period will include any completed calendar year and year-to-date performance through the last completed calendar quarter preceding the acceleration event, with partial years weighted accordingly. In the event of retirement or disability, the earned shares will be further adjusted for the number of completed months within the 36 month vesting period.

The grant contains a "clawback" provision that provides that, in the event the Corporation is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under the Federal securities laws, the executive is required to reimburse the Corporation for the value of shares of common stock issued under this award that would not have been earned based on the restated financial results.

Subsequent Committee Actions in 2012

In January 2012, the Committee awarded performance share units to Messrs. MarcAurele, Devault, Daukas and Bessette. This grant was structured in the same manner as the performance share unit awards made in 2011. Each executive has the opportunity to earn from 0% to 200% of the target award depending on the Corporation's performance during the measurement period which is January 1, 2012 through December 31, 2014. The target awards for Messrs. MarcAurele, Devault, Daukas and Bessette are 11,100; 4,400; 5,700; and 3,200 shares, respectively.

Because Mr. Vesey is expected to retire in 2012, a performance share award would not be feasible. Therefore, the Committee granted 3,500 time-based restricted stock units to Mr. Vesey. The grant, which includes dividend rights, is subject to three-year cliff vesting, with accelerated vesting in the event of change in control or the executive's death, and pro-rated vesting in the event of retirement. Assuming that Mr. Vesey retires as scheduled in June 2012, he will become vested in 5/36ths of this award or 486 units.

Stock Ownership and Equity Retention Guidelines

The Committee believes that stock ownership is the best method of aligning financial interests with shareholders and focusing executives and directors on long-term stock performance. The Committee has established stock ownership guidelines for executives and directors. Until ownership targets are achieved, equity grant retention guidelines apply.

The Chief Executive Officer is expected to own shares with an approximate value of two times base salary. Other named executive officers are expected to own shares with an approximate value of one times base salary. Until this ownership level is achieved, 50% of all vested equity grants should be retained, after the deduction for any shares surrendered to satisfy the tax liability for that grant.

Directors are expected to own 3,000 shares, which is approximately equivalent to 3.5 times the annual retainer based on recent stock prices. Until this ownership level is achieved, 100% of all vested equity grants should be retained.

Recoupment ("Clawback") Policy

In order to further align management's interests with the interests of shareholders and support good governance practices, all incentive awards and performance share unit awards made to the named executive officers include a recoupment or "clawback" provision. In the event the Corporation is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under the Federal securities laws, the executive is required to reimburse the Corporation for any amount that would not have been earned based on the restated financial results.

Retirement and Other Benefits

Pension Plan

The Bank offers a tax-qualified defined benefit Pension Plan for the benefit of most employees. The Committee reviewed the Bank's retirement program, benefit trends, and best practices, and made a strategic decision to shift retirement benefits from the Pension Plan to the 401(k) Plan. Effective October 1, 2007, the Pension Plan was amended to freeze plan entry to new hires and rehires. Existing employees hired prior to October 1, 2007, including

Messrs. Devault, Daukas, Vesey, and Bessette, continue to accrue benefits under the Pension Plan. Mr. MarcAurele was hired after October 1, 2007, and therefore, is not eligible to participate in the Pension Plan.

The annual pension benefit for an employee retiring at normal retirement age is the sum of (1) 1.2% of average annual pension compensation plus (2) 0.65% of average annual pension compensation in excess of the Social Security covered compensation level, multiplied by the number of years of service limited to 35 years. Pension compensation consists of base salary plus payments pursuant to the Annual Performance Plan, the Wealth Management Business Building Incentive Plan, and other cash-based payments, subject to IRS qualified plan limits ($245,000 in 2011). In 2011, the Social Security covered compensation level was $64,464 for a participant retiring at age 65.

Pension benefits are available at normal retirement age, typically age 65. Participants may commence reduced benefits as early as age 55 with ten years of service. Messrs. Devault, Vesey, and Bessette are the only named executive officers who currently meet the age and service requirements to commence pension benefits.

The Pension Plan was amended in 2005 to eliminate a special early retirement benefit available to participants who had combined age and years of benefit service of 85 or more (the "Magic 85 Provision"). The plan amendment provided that the Magic 85 Provision would still be available to qualifying grandfathered employees retiring from active service on or after age 60. Under the Magic 85 Provision, the pension benefit of qualifying participants is not subject to reduction for early benefit commencement. Additionally, qualifying participants are eligible for a temporary payment through age 62, which is equal to the participant's estimated Social Security benefit at age 62. Mr. Devault is the only named executive officer who is expected to qualify for the Magic 85 Provision.

Supplemental Pension Plan
The Bank also offers a Supplemental Pension Plan, which provides for payments of certain amounts that would have been received under the Pension Plan in the absence of IRS limits. This plan covers substantially all employees who are impacted by IRS limits under the Pension Plan. Benefits payable under the Supplemental Pension Plan are an unfunded obligation of Washington Trust.

401(k) Plan
The Bank maintains a 401(k) Plan that covers substantially all employees. The 401(k) Plan is an essential part of the retirement package needed to attract and retain employees in the banking industry. The 401(k) Plan provides for deferral of up to the lesser of 25% of plan compensation or the annual dollar limit prescribed by the Internal Revenue Code.

Effective January 1, 2008, the 401(k) Plan was amended to promote shared responsibility for retirement through personal savings, as well as to serve as the primary retirement plan for employees who were hired or rehired after September 30, 2007. Plan provisions include automatic enrollment at 3% of plan compensation, and annual automatic increase by 1% to a maximum of 6%. The Bank matches 100% of each participant's first 1% of voluntary salary deferrals and 50% of each participant's next 4% of salary deferrals up to a maximum match of 3%. Additionally, certain eligible employees who are hired or rehired after September 30, 2007, and, therefore, are excluded from participation in the Pension Plan, are eligible for a non-elective employer contribution of 4% of plan compensation. Mr. MarcAurele was hired after September 30, 2007, and is therefore, eligible for this non-elective employer contribution. Employees hired after September 30, 2007 are subject to two-year cliff vesting of employer contributions.

Nonqualified Deferred Compensation Plan
We provide a Nonqualified Deferred Compensation Plan that permits key employees, including the named executive officers, to defer salary and bonus with the opportunity for supplemental retirement and tax benefits. Directors are also eligible to participate through the deferral of retainer and meeting fees. The plan also provides for credits of certain amounts that would have been matched by the Bank under the 401(k) Plan, but for the deferral under the Nonqualified Deferred Compensation Plan and IRS limitations on annual compensation under qualified plans. Further, Mr. MarcAurele is eligible for an additional employer contribution of 5% of salary annually in lieu of participation in the Supplemental Pension Plan. Directors are not eligible for employer contributions. Employees hired after September 30, 2007 are subject to two-year cliff vesting of employer contributions.

Deferrals are credited with earnings/losses based upon the participant's selection of investment measurement options. The investment measurements include publicly-traded mutual funds. Because these investment measurements are publicly traded securities, we do not consider any of the earnings credited under the Nonqualified Deferred Compensation Plan to be "above market". The investment measurements are described further under the heading "Nonqualified Deferred Compensation" later in this Proxy Statement. Benefits payable under this plan are an unfunded obligation of the Bank.

Welfare Benefits
In order to attract and retain employees, we provide certain welfare benefit plans to our employees, which include medical and dental insurance benefits. The named executive officers participate in the medical and dental insurance plans under the same terms as our other full-time employees. All full-time employees, including the named executive officers, are offered cash-in-lieu of medical and dental coverage that would otherwise have been provided.

We provide two times base salary in life and accidental death and dismemberment insurance for our full-time employees, including the named executive officers. This is provided through a combination of group life insurance contracts and split dollar arrangements under bank-owned life insurance policies. The life insurance benefit provided to the named executive officers does not exceed the benefit levels offered to other full-time employees.

We also provide disability insurance to our full-time employees including the named executive officers, which provides up to 60% of base salary income replacement after six months of qualified disability. In order to obtain a competitive group rate, the group disability policy limited covered base salary to $275,628 in 2011. This group plan limit does not fully cover the base salaries of Messrs. MarcAurele and Daukas. In order to provide a benefit that is commensurate with the benefits provided to other full-time employees, we have purchased a supplemental disability insurance policy for Mr. MarcAurele and we reimburse Mr. Daukas for a pro-rata share of his personal disability insurance policy.

Perquisites and Other Personal Benefits
We provide named executive officers with perquisites and other personal benefits that the Committee believes are reasonable and consistent with our overall compensation program. Perquisites include transportation benefits and country club memberships, as appropriate for business purposes. Annually, the Committee reviews the perquisites and other personal benefits provided to named executive officers. In addition, on an annual basis, the Compensation Committee Chairperson reviews the expense reports of the named executive officers to ensure that all reimbursements are reasonable and appropriate. On February 6, 2012, this review was completed with respect to 2011 expense reimbursements and no exceptions were noted.

Deductibility of Executive Compensation
As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that we may not deduct compensation of more than $1,000,000 that is paid to certain individuals. Compensation that qualifies as performance-based compensation is not subject to the deduction limit imposed by Section 162(m). Where circumstances warrant, we plan to structure our cash and equity incentive compensation to our executives in a manner that would qualify such compensation as performance-based compensation. During 2011, no employee received taxable compensation in excess of $1,000,000, and, therefore, all such compensation was fully deductible for federal income tax purposes.

Change in Control Agreements
We have entered into change in control agreements with certain key employees, including the named executive officers. The change in control agreements are designed to promote stability and continuity of senior management. The Committee believes that the interests of shareholders will be best served if the interests of senior management are aligned with them. The Committee further believes that providing change in control benefits should eliminate, or at least reduce, the reluctance of senior management to pursue potential change in control transactions that may be in the best interests of shareholders.

The change in control agreements require a six-month delay in payments to a 'specified employee' within the meaning of Section 409A(a)(2)(B)(i) of the Internal Revenue Code. If a six-month delay is required, we have agreed, upon the executive's termination of employment, to make an irrevocable contribution to a grantor trust on behalf of the executive in the amount of the severance, plus interest at the short-term applicable federal rate.

Change in Control Agreements After January 1, 2009
In 2009, the Committee revised the form of change in control agreement to be more representative of current practices in executive compensation. It was agreed that all existing agreements will remain in force, and the revised agreement ("Post-2009 Change in Control Agreement") will be used for new executives and newly eligible existing employees.

The Corporation has entered into a Post-2009 Change in Control Agreement with Mr. MarcAurele. In the event of a change in control, Mr. MarcAurele would be eligible for (a) a severance payment equal to three times the sum of base salary in effect at the time of termination plus the average bonus paid within the previous three-year period prior to the change in control; and (b) benefit continuation for a period of 36 additional months of medical and dental insurance coverage. Should the payments under the Post-2009 Change in Control Agreements exceed the limit imposed by Section 280G of the Internal Revenue Code, benefits would be reduced until the executive is no longer subject to excise tax.

Payments under the Post-2009 Change in Control Agreements would be triggered if:

- in the event of a change in control (as defined in the Post-2009 Change in Control Agreements) of the Corporation or Bank, (a) the Corporation or Bank terminates the executive for reasons other than for Cause (as defined in the Post-2009 Change in Control Agreements) or death or disability of the executive within 12 months after such change in control; or (b) within 12 months of a change in control, the executive resigns for Good Reason (as defined in the Post-2009 Change in Control Agreements), which includes a substantial adverse change in the nature or scope of the executive's responsibilities and duties, a material reduction in the executive's salary, relocation, or a failure of the Corporation or Bank to obtain an effective agreement from any successor to assume the Post-2009 Change in Control Agreements; or
- the executive is terminated by the Corporation or Bank for any reason other than Cause, death or disability during the period of time after the Corporation and/or the Bank enters into a definitive agreement to consummate a transaction involving a change in control and before the transaction is consummated so long as a change in control actually occurs.

Post-2009 Change in Control Agreements require the executive to provide a general release of claims to receive payment under the agreement, refine the definition of "Change in Control" and provide an opportunity for the Corporation to remedy a "Good Reason" triggering event.

Change in Control Agreements Entered into Prior to 2009
The Corporation has change in control agreements ("Pre-2009 Change in Control Agreements") with Messrs. Devault, Daukas, Vesey and Bessette that were entered into prior to 2009. In the event of a change in control, the named executive officers would be eligible for (a) a severance payment equal to two times the sum of base salary in effect at the time of termination plus the highest bonus paid in the two-year period prior to the change in control; (b) benefit continuation for a period of 24 additional months of medical, dental and life insurance coverage, as well as 24 additional months of benefit accrual under the Corporation's or Bank's supplemental retirement plans; and (c) payment to cover the impact of the 20% excise tax imposed by Section 280G of the Internal Revenue Code in the event the named executive officer becomes subject to such excise tax.

Payments under the Pre-2009 Change in Control Agreements would be triggered if:

- in the event of a change in control (as defined in the Pre-2009 Change in Control Agreements) of the Corporation or Bank, (a) the Corporation or Bank terminates the executive for reasons other than for Cause (as defined in the Pre-2009 Change in Control Agreements) or death or disability of the executive within 13 months after such change in control; or (b) within 12 months of a change in control, the executive resigns for Good Reason (as defined in the Pre-2009 Change in Control Agreements), which includes a substantial adverse change in the nature or scope of the executive's responsibilities and duties, a reduction in the executive's salary and benefits, relocation, a failure of the Corporation or Bank to pay deferred compensation when due, or a failure of the Corporation or Bank to obtain an effective agreement from any successor to assume the Pre-2009 Change in Control Agreements; or

- the executive resigns for any reason during the 13th month after the change in control; or
- the executive is terminated by the Corporation or Bank for any reason other than Cause, death or disability during the period of time after the Corporation and/or the Bank enters into a definitive agreement to consummate a transaction involving a change in control and before the transaction is consummated so long as a change in control actually occurs.

Further analysis of payments triggered by a change in control is provided under the heading "Potential Post-Employment Payments" on page 34 of this Proxy Statement.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis report beginning on page 14 of this Proxy Statement with management. Based on that review and discussion, the Compensation Committee recommended to the Corporation's Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The foregoing report has been furnished by the members of the Compensation Committee:

Kathleen E. McKeough (Chairperson)
Gary P. Bennett
John J. Bowen
Barry G. Hittner
Victor J. Orsinger II, Esq.
Patrick J. Shanahan, Jr.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows, for the fiscal years ended December 31, 2011, December 31, 2010 and December 31, 2009, the compensation of the person who served as Chief Executive Officer of the Corporation, Chief Financial Officer of the Corporation, and each of the three most highly compensated executive officers of the Corporation and/or the Bank, other than the Chief Executive Officer and Chief Financial Officer, whose total compensation exceeded $100,000 in each year. The presentation below includes compensation for Mr. Bessette only for fiscal years ended December 31, 2011 and December 31, 2010, the only years in the last three fiscal years in which he was a named executive officer.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($) (a)	Stock Awards ($) (b)	Option Awards ($) (c)	Non-Equity Incentive Plan Compensation ($) (d)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($) (e)	All Other Compensation ($) (f)	Total ($)
Joseph J. MarcAurele	2011	464,712	432	306,896 (g)	—	239,568	—	87,180	1,098,788
Chairman, President and	2010	432,692	4,176	249,315 (h)	—	245,824	—	454,045 (i)	1,386,052
Chief Executive Officer	2009	107,692	100,000 (j)	125,370	134,148	—	—	8,560	475,770
David V. Devault *Senior Executive*	2011	253,144	4,579	121,677 (g)	—	85,421 (k)	337,554	7,815	810,190
Vice President, Secretary and	2010	234,892	8,677	36,792	35,835	86,323	201,614	7,236	611,369
Chief Financial Officer	2009	227,908	3,121	—	—	21,879	110,519	6,988	370,415
Galan G. Daukas *Executive Vice*	2011	332,375	—	159,599 (g)	—	262,000	131,892	138,412	1,024,278
President, Wealth	2010	325,908	229	49,056	49,037	247,271	52,425	28,133	752,059
Management	2009	319,885	—	—	—	30,000	46,962	27,901	424,748
James M. Vesey *Executive Vice*	2011	203,923	1,188	97,917 (g)	—	68,812 (l)	167,438	12,258	551,536
President and Chief Credit	2010	199,692	4,613	61,320	—	73,387 (l)	109,773	12,129	460,914
Officer	2009	179,862	7,733	—	—	17,267 (l)	60,592	10,024	275,478
Stephen M. Bessette	2011	186,721	16,993	89,766 (g)	—	63,007 (m)	156,984	5,733	519,204
Executive Vice President, Retail Lending	2010	172,431	16,632	52,560	—	63,368 (m)	93,937	5,298	404,226

(a) Except as noted, bonus payments were accrued in the year indicated and paid in the succeeding fiscal year. Thus, the 2011 bonus was paid in fiscal 2012, the 2010 bonus was paid in fiscal 2011 and the 2009 bonus was paid in fiscal 2010. Bonus payments in 2011 include discretionary awards discussed in the Compensation Discussion and Analysis earlier in this Proxy Statement.

(b) Amount listed reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for restricted stock, restricted stock unit awards, and performance share unit awards in the year indicated. For 2011, assumptions related to the financial reporting of restricted stock, restricted stock units, and performance shares units are presented in Footnote 16 to the Consolidated Financial Statements presented in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the "2011 Form 10-K").

(c) Amount listed reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for stock option awards in the year indicated. For 2011, assumptions related to the financial reporting of stock options are presented in Footnote 16 to the Consolidated Financial Statements presented in the 2011 Form 10-K.

(d) Amount listed reflects payments under the Annual Performance Plan and Wealth Management Business Building Incentive Plan as outlined earlier in this Proxy Statement. Bonus payments were accrued in the year indicated and paid in the succeeding fiscal year. Thus, the 2011 bonus was paid in fiscal 2012, the 2010 bonus was paid in fiscal 2011, and the 2009 bonus was paid in fiscal 2010.

(e) Amount reflects aggregate change in the value of accumulated benefits under the Pension Plan and Supplemental Pension Plan between December 31 of the year indicated and December 31 of the prior year. The amount represents the increase due to an additional year of service; increases in average annual compensation; the increase due to a reduction in the discounting period; and the increase or decrease due to changes in assumptions. Assumptions for 2011 are described in footnotes to the Pension Benefits table included later in this Proxy Statement. Amounts are based upon the earliest retirement age at which the individual can receive unreduced benefits, which for Mr. Devault is age 60 and for all others is age 65. The present value calculations assume payment in the normal form, which is a life annuity under the Pension Plan and Supplemental Pension Plan.

(f) The following table shows the components of this column for 2011:

Named Executive Officer	Life and Disability Insurance Premiums ($)	Employer Contribution Under the 401(k) Plan ($)	Employer Credits Under Nonqualified Deferred Compensation Plan ($)	Country Club Membership ($)	Auto and Parking Allowance ($)	One-Time Relocation Expense ($) (1)	Non-cash Items ($) (2)	Total ($)
MarcAurele	11,815 (3)	17,150	38,615	10,000	9,600	—	—	87,180
Devault	164	7,350	244	—	—	—	57	7,815
Daukas	718 (3)	7,350	2,621	9,000	8,400	110,180	143	138,412
Vesey	140	6,118	—	6,000	—	—	—	12,258
Bessette	132	5,041	560	—	—	—	—	5,733

(1) Amount reflects payment of a 2005 obligation for relocation expenses. This payment represents reimbursement of the real estate broker commission on the sale of Mr. Daukas' prior residence and related tax payments, and is significantly less than the liability assumed in 2005. During 2011, the Committee subsequently amended this compensatory agreement obligation to eliminate certain provisions which were contrary to current compensation practices, as outlined in the Form 8-K filed by the Corporation on June 15, 2011. There are no other such outstanding obligations.

(2) Reflects the value and related tax payments of non-cash items received under the Corporation's volunteerism program.

(3) Amounts listed for Messrs. MarcAurele and Daukas include disability insurance premiums of $11,648 and $551, respectively. All other amounts reflect life insurance premiums.

(g) Reflects the fair value of the performance share award based on the grant date probable outcome assumption of performance at the 60th percentile of the peer group; the maximum value of this award assuming performance at the highest level for Messrs. MarcAurele, Devault, Daukas, Vesey and Bessette is $511,486; $202,796; $266,012; $163,188; and $149,610, respectively.

(h) Reflects the fair value of the performance share award based on the grant date probable outcome assumption of performance at the 66th percentile of the peer group; the maximum value of this award assuming performance at the highest level is $377,750.

(i) The Corporation periodically purchases bank-owned life insurance ("BOLI") policies on the lives of certain employees, including the named executive officers. The purchase of BOLI policies results in an income-earning asset that provides tax-free income to the Corporation. BOLI policies are purchased through a one-time lifetime premium. In 2010, a BOLI policy was purchased on Mr. MarcAurele for a one-time lifetime premium of $377,315, and such premium is included in All Other Compensation. The BOLI policy, in combination with a group insurance policy, is used to provide the Corporation's standard employee life insurance benefit. Upon the executive's separation from employment, the executive releases any claim to benefits under the BOLI policy.

(j) Amount reflects payment made to Mr. MarcAurele contingent upon his hire in 2009 but payable in 2010.

(k) Includes $5,000 deferred under the Nonqualified Deferred Compensation Plan in 2012.

(l) Amounts include deferrals under the Nonqualified Deferred Compensation Plan of $48,983 from the 2011 payment deferred in 2012; $55,977 from the 2010 payment deferred in 2011; and $7,040 from the 2009 payment deferred in 2010.

(m) Amounts include deferrals under the Nonqualified Deferred Compensation Plan of $10,000 from the 2011 payment deferred in 2012 and $10,000 from the 2010 payment deferred in 2011.

Grants of Plan-Based Awards

The following table contains information concerning grants of plan-based awards under our cash and equity incentive plans to the named executive officers during the year ended December 31, 2011.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards				All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value Of Stock And Option Awards
		Threshold ($)	Target ($)	Maximum ($)		Threshold (#)	Target (#)	Maximum (#)					
MarcAurele	12/13/10	$135,928	$209,120	$282,312	(a)								
	01/18/11					5,915	11,829	23,658	(b)				$306,896 (c)
Devault	12/13/10	$53,160	$75,943	$98,726	(a)								
	01/18/11					2,345	4,690	9,380	(b)				$121,677 (c)
Daukas	12/13/10	$69,798	$99,712	$129,626	(a)								
	12/13/10	$45,000	$180,000	$270,000	(d)								
	01/18/11					3,076	6,152	12,304	(b)				$159,599 (c)
Vesey	12/13/10	$42,824	$61,177	$79,530	(a)								
	01/18/11					1,887	3,774	7,548	(b)				$97,917 (c)
Bessette	12/13/10	$39,211	$56,016	$72,821	(a)								
	01/18/11					1,730	3,460	6,920	(b)				$89,766 (c)

(a) Reflects the 2011 threshold, target and maximum award available under the Annual Performance Plan. The Annual Performance Plan is based upon achievement of both corporate and individual goals. Threshold awards assume corporate performance at 80% of plan (resulting in a 50% payout on the corporate performance component) and individual performance at 100%. This plan is described in detail in the Compensation Discussion and Analysis earlier in this Proxy Statement. Actual awards are reflected in the Summary Compensation Table. The grant date represents the date that the terms were approved by the Compensation Committee for the 2011 awards.

(b) Reflects the threshold, target and maximum number of shares available under the performance share unit award granted on January 18, 2011. This grant is described in detail in the Compensation Discussion and Analysis earlier in this Proxy Statement.

(c) For purposes of this table, we have assumed that the Corporation's performance will be at the 60th percentile of the peer group, resulting in a 120% award. The actual number of shares that will be earned will depend on the Corporation's performance versus that of the peer group during the performance measurement period and, therefore, actual amounts may be different.

(d) Reflects the 2011 threshold, target and maximum award available under the Wealth Management Business Building Incentive Plan. This plan is described in detail in the Compensation Discussion and Analysis earlier in this Proxy Statement. Actual awards are reflected in the Summary Compensation Table. The grant date represents the date that the terms were approved by the Compensation Committee for the 2011 award.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to the named executive officers concerning unexercised stock option awards and unvested stock awards as of December 31, 2011.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (a)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (a)
MarcAurele		21,000 (b)	—	$17.91	9/21/2019				
						7,000 (c)	$167,020		
								25,000 (d)	$596,500
								23,658 (e)	$564,480
Devault	8,440	—	—	$20.03	4/22/2012				
	8,700	—	—	$20.00	5/12/2013				
	6,200	—	—	$26.81	6/13/2015				
	6,200	—	—	$28.16	12/12/2015				
	5,100	—	—	$24.12	6/16/2018				
	—	5,700 (f)		$17.52	6/1/2020				
						2,100 (g)	$50,106		
								9,380 (e)	$223,807
Daukas	20,000	—	—	$27.62	8/30/2015				
	12,315	—	—	$28.16	12/12/2015				
	7,200	—	—	$24.12	6/16/2018				
	—	7,800 (f)	—	$17.52	6/1/2020				
						2,800 (g)	$66,808		
								12,304 (e)	$293,573
Vesey	3,800	—	—	$26.81	6/13/2015				
	3,800	—	—	$28.16	12/12/2015				
						3,500 (g)	$83,510		
								7,548 (e)	$180,095
Bessette	4,345	—	—	$20.03	4/22/2012				
	4,500	—	—	$20.00	5/12/2013				
	3,800	—	—	$26.81	6/13/2015				
	3,800	—	—	$28.16	12/12/2015				
						3,000 (g)	$71,580		
								6,920 (e)	$165,111

(a) Based upon December 31, 2011 fair market value of $23.86.

(b) This nonqualified stock option grant vests on September 21, 2014.

(c) This restricted stock unit grant vests on September 21, 2014.

(d) The actual number of shares that will be earned under this award will depend on the Corporation's performance versus that of the peer group during the performance measurement period which ends December 31, 2012. We have assumed that the Corporation's performance versus that of the peer group during the performance measurement period will be at the percentile ranking of 77.5, resulting in 155% award. As the instructions indicate, when performance is assumed to have exceeded the threshold, this table shall be based on the next higher performance measure that exceeds that assumed performance level. Based on those instructions, for the purposes of this table, we have included the maximum number of shares that can be awarded. Actual results may be different.

(e) The actual number of shares that will be earned under this award will depend on the Corporation's performance versus that of the peer group during the performance measurement period which ends December 31, 2013. We have assumed that the Corporation's performance versus that of the peer group during the performance measurement period will be at the percentile ranking of 77.5, resulting in 155% award. As the instructions indicate, when performance is assumed to have exceeded the threshold, this table shall be based on the next higher performance measure that exceeds that assumed performance level. Based on those instructions, for the purposes of this table, we have included the maximum number of shares that can be awarded. Actual results may be different.

(f) This nonqualified stock option grant vests on June 1, 2013.

(g) This restricted stock unit grant vests on June 1, 2013.

Option Exercises and Stock Vested

The following table sets forth information with respect to the named executive officers concerning the exercise of stock options and stock awards that vested during the year ended December 31, 2011.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Named Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Joseph J. MarcAurele	—	—	—	—
David V. Devault	9,045 (a)	$47,486	1,400 (b)	$31,108
Galan G. Daukas	—	—	2,000 (b)	$44,440
James M. Vesey	9,970	$35,246	2,100 (b)	$46,662
Stephen M. Bessette	2,335 (a)	$8,126	2,100 (b)	$46,662

(a) Amounts represent the number of options exercised. Taking into consideration shares exchanged for option exercise price and tax withholding, Messrs. Devault and Bessette acquired net amounts of 1,936 and 1,735 shares, respectively.

(b) Amount represents the number of restricted stock units vested during the year. Taking into consideration shares withheld for payment of applicable taxes, Messrs. Devault, Daukas, Vesey and Bessette acquired net amounts of 946; 1,352; 1,419; and 1,419 shares, respectively.

Pension Benefits

The following table sets forth information with respect to the pension benefits of the named executive officers. Information about the Pension Plan and Supplemental Pension Plan can be found under the heading "Compensation Discussion and Analysis - Retirement and Other Benefits" earlier in this Proxy Statement. Mr. MarcAurele is not eligible to participate in these retirement plans, and is therefore excluded from the presentation below.

PENSION BENEFITS

Named Executive Officer	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (a)	Payments During Last Fiscal Year ($)
David V. Devault	Pension Plan (b)	25.2	$1,071,589	—
	Supplemental Pension Plan	25.2	$417,061	—
Galan G. Daukas	Pension Plan	6.3	$119,518	—
	Supplemental Pension Plan	6.3	$216,903	—
James M. Vesey	Pension Plan	13.0	$537,559	—
	Supplemental Pension Plan	13.0	$78,452	—
Stephen M. Bessette	Pension Plan	14.8	$547,596	—
	Supplemental Pension Plan	14.8	$88,389	—

(a) Present value of accumulated benefits under the Pension Plan and Supplemental Pension Plan as of December 31, 2011, determined using mortality assumptions based on the Pension Protection Act 2011 tables with no mortality assumption prior to benefit commencement and other assumptions consistent with those presented in Footnote 15 to the Consolidated Financial Statements presented in the 2011 Form 10-K, except that retirement age is based upon the earliest retirement age at which the named executive officer can receive unreduced benefits. For Mr. Devault, this represents retirement under the Magic 85 Provision at age 60. For all other named executive officers, this represents normal retirement at age 65. Present value is expressed as a lump-sum; however, the plans do not provide for payment of benefits in a lump-sum, but rather are payable only in the form of an annuity with monthly benefit payments. The present value calculations assume payment in the normal form, which is a life annuity under the Pension Plan and Supplemental Pension Plan.

(b) Mr. Devault's Pension Plan benefit includes a temporary payment provided under the Magic 85 Provision that is payable between ages 60 and 62. The Magic 85 Provision, including this special payment, is discussed in detail earlier in this Proxy Statement.

In the event of a change in control, the named executive officers would receive additional years of credited service under the Supplemental Pension Plan as described under the heading "Compensation Discussion and Analysis - Change in Control Agreements" earlier in this Proxy Statement.

Nonqualified Deferred Compensation

We provide executives with the opportunity to defer up to 25% of regular base salary earnings and 100% of annual bonus earnings into the Nonqualified Deferred Compensation Plan. This plan also provides certain employer contributions, as described earlier in this Proxy Statement.

Contributions are credited with earnings/losses based upon the executive's selection of publicly-traded mutual funds and our common stock. Investment elections can be changed at any time, except with respect to our common stock as described later in the section. The following table summarizes the annual rate of return for the year ended December 31, 2011, for the investment options.

Investment Option	Rate of Return	Investment Option	Rate of Return
Washington Trust Bancorp, Inc. Common Stock	13.41 %	Principal Inv Ptr Inflation Protection R5 Fund (a)	12.09 %
Principal Inv Ptr LargeCap Value III R5 Fund (a)	(3.19)%	Principal Inv Bond & Mortgage Securities R5 Fund (a)	6.47 %
American Century Equity Income A Fund (b)	3.31 %	PIMCO Low Duration A Fund (b)	1.35 %
Principal Investors LargeCap S&P 500 Index R5 Fund	1.60 %	PIMCO Total Return A Fund (b)	3.74 %
Principal Investors LargeCap Growth I R5 Fund	(0.58)%	PIMCO Real Return A Fund (b)	11.11 %
Janus Perkins Mid Cap Value S Fund (b)	(2.73)%	Russell LifePoints® Conservative Strategy E Fund (a)	1.76 %
Principal Investors MidCap S&P 400 Index R5 Fund	(2.17)%	Russell LifePoints® Moderate Strategy E Fund (a)	(0.09)%
Goldman Sachs Growth Opportunities A Fund (b)	(4.06)%	Russell LifePoints® Balanced Strategy E Fund (a)	(3.01)%
Heartland Value Plus Fund (b)	(5.37)%	Russell LifePoints® Growth Strategy E Fund (a)	(5.53)%
Principal Investors SmallCap S&P 600 Index R5 Fund	0.46 %	Russell LifePoints® Equity Growth Strategy E Fund (a)	(7.14)%
Eagle Small Cap Growth A Fund (b)	(1.63)%	Russell LifePoints® In Retirement R3 Fund	1.18 %
Principal Real Estate Inv Real Estate Sec R5 Fund	8.97 %	Russell LifePoints® 2020 Strategy R3 Fund	(0.80)%
American Funds Europacific Growth R3 Fund	(13.85)%	Russell LifePoints® 2030 Strategy R3 Fund	(4.77)%
Invesco Developing Markets A Fund (b)	(11.34)%	Russell LifePoints® 2040 Strategy R3 Fund	(5.70)%
Wells Fargo Advantage Precious Metals Fund (b)	(16.06)%	Russell LifePoints® 2050 Strategy R3 Fund	(5.46)%
Principal Investor Money Market R5 Fund	— %		

(a) Fund was available for selection as an investment benchmark from January 1, 2011 through May 2, 2011.

(b) Fund was available for selection as an investment benchmark from May 2, 2011 through December 31, 2011.

As of October 15, 2007, our common stock was no longer available as a new benchmark investment. Further, employees and directors who had selected our common stock as a benchmark investment (the "Bancorp Stock Fund") were allowed to transfer from that fund during a transition period that ended on March 14, 2009. Employees and directors are no longer allowed to make transfers from the Bancorp Stock Fund, and any distributions will be made in whole shares of our common stock to the extent of the benchmark investment election in the Bancorp Stock Fund.

The following table outlines employee and employer contributions to the Nonqualified Deferred Compensation Plan, earnings on plan balances during the year and the aggregate amount of all plan obligations as of December 31, 2011.

NONQUALIFIED DEFERRED COMPENSATION

Named Executive Officer	Executive Contributions in Last FY ($) (a)	Registrant Contributions in Last FY ($) (b)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (c)
Joseph J. MarcAurele	—	38,615	1,279	—	77,620
David V. Devault	5,000	244	(26)	—	5,219
Galan G. Daukas	—	2,621	(2,862)	—	84,233
James M. Vesey	55,977	—	2,959	—	279,275
Stephen M. Bessette	28,672	560	(12,375)	—	222,935

(a) Reflects deferrals of salary and bonus payments that were accrued under the Nonqualified Deferred Compensation Plan during 2011. Salary amounts are disclosed in the Summary Compensation Table under the year 2011. Bonus amounts are disclosed in the Summary Compensation Table under the year 2010 for Messrs. Vesey and Bessette.

(b) Represents credits for amounts that would have been contributed by the Bank under the 401(k) Plan as described earlier in this Proxy Statement. Mr. MarcAurele's credit also includes a contribution of 5% of his salary or $23,236 which is described earlier in this Proxy Statement. These amounts are disclosed in the Summary Compensation Table, under All Other Compensation in 2011.

(c) Reflects employee and employer contributions that have been reflected in the Summary Compensation Table in this Proxy Statement and previous proxy statements as outlined in the following table.

Named Executive Officer	2011 ($)	Previous Years ($)	Total ($)
Joseph J. MarcAurele	38,615	34,773	73,388
David V. Devault	5,244	—	5,244
Galan G. Daukas	2,621	69,583	72,204
James M. Vesey	55,977	94,526	150,503
Stephen M. Bessette	29,232	35,260	64,492

Upon election to defer income, the individual must also elect distribution timing and form of payment. In-service distributions may be in a lump sum payable in a specific year or in four annual installments commencing in the year a named student reaches age 18. Accounts may also be distributed commencing in the year following retirement in a lump sum or annual installments over five or ten years. Retirement is defined as separation from employment after age 65 or after age 55 with 10 or more years of service for executives, and for directors is termination of directorship after age 55. In the event of pre-retirement separation, accounts become payable in a lump sum in the following year, regardless of distribution election. Employer contributions are always payable in a lump sum in the year following separation. Distributions are paid in cash except that distributions from the Bancorp Stock Fund must be in the form of our common stock.

The Nonqualified Deferred Compensation Plan has been restated to comply with Section 409A of the Internal Revenue Code, which imposed new rules on deferred compensation programs. These rules generally apply to amounts deferred after December 31, 2004 and related earnings ("post-409A accounts"). Amounts deferred prior to January 1, 2005 and related earnings ("grandfathered balances") are subject to the rules applicable prior to the effective date of Section 409A. Participants may change distribution timing and form on grandfathered balances, provided a full calendar year passes between the year in which the change was requested and the new distribution date. Distribution elections on post-409A accounts may only be changed if (a) the new election is made at least 12 months before the first scheduled payment; (b) the distribution or first installment is delayed at least five years from the originally scheduled payment date; and (c) the new election is not effective until at least 12 months have elapsed. Participants can receive an early distribution of grandfathered balances, less a withdrawal penalty equal to 10% of the participant's total grandfathered balance. In the event of an unforeseeable emergency, executives and directors may receive a distribution from grandfathered balances and/or post-409A accounts, to the extent necessary to meet the emergency and resulting income tax and penalties, subject to certain limitations outlined in the plan.

Potential Post-Employment Payments

The named executive officers are entitled to certain compensation in the event of termination of such executive's employment. This section discusses these post-employment payments, assuming separation from employment on December 31, 2011.

Severance Pay and Benefit Continuation

We do not have an employment contract with any named executive officer. Therefore, no severance benefit is payable and there is no continuation of benefit coverage in the event of a named executive officer's voluntary or involuntary termination, retirement, disability, or death. Severance and benefit continuation are available in the event of a change in control as discussed in the Potential Post-Employment Payments table presented later in this section.

Vested Equity Awards

Vested stock option grants are outlined in the Outstanding Equity Awards at Fiscal Year End table earlier in this Proxy Statement. A named executive officer may exercise his vested stock options at any time through his separation from employment date. The right to exercise vested stock options is forfeited following his separation from employment for all reasons other than retirement and death.

In the event of the death of the named executive officer, the right to exercise vested stock option grants would transfer to the named executive officer's estate and would expire on the three-year anniversary of the date of death. In the event of retirement, the named executive officer would have the right to exercise vested nonqualified stock options for three years following retirement and vested incentive stock options for 90 days following retirement. Messrs. Devault, Vesey and Bessette are the only named executive officers who are eligible to retire on December 31, 2011.

Information regarding the effect on unvested equity grants in a separation from employment is discussed in the Potential Post-Employment Payments table and accompanying footnotes presented later in this section.

Retirement Benefits Payable

In the event of any separation from employment on December 31, 2011, Messrs. Devault, Vesey and Bessette would be entitled to their vested benefit in the Pension Plan and Supplemental Pension Plan (collectively, the "Defined Benefit Retirement Plans"), as applicable. Mr. Devault would forfeit his right to the benefit of the Magic 85 Provision under the Pension Plan. Mr. MarcAurele is not eligible to participate in the Defined Benefit Retirement Plans.

Retirement benefits are not enhanced in the event of any named executive officer's voluntary or involuntary termination, retirement, disability or death on December 31, 2011.

In the event of a change in control, an enhanced benefit in the form of additional years of benefit service is available under the Pre-2009 Change in Control Agreements as described earlier. The value of this enhancement is outlined in the Potential Post-Employment Payments table presented later in this section.

The following table outlines the annual benefits available under the Defined Benefit Retirement Plans, assuming separation from service on December 31, 2011 under various termination scenarios:

		Annual Benefit Payable under Defined Benefit Retirement Plans(a)			
Named Executive Officer	**Retirement Plan**	**Voluntary or Involuntary Termination ($)**	**Retirement ($) (b)**	**Death Benefit Payable to Surviving Spouse ($) (c)**	**Change in Control ($) (d)**
David V. Devault	Pension Plan	56,019	56,019	25,209	56,019
	Supplemental Pension Plan	15,055	15,055	6,775	20,704
Galan G. Daukas	Pension Plan	23,043	n/a	10,369	23,043
	Supplemental Pension Plan	39,350	n/a	17,708	59,054
James M. Vesey	Pension Plan	45,005	45,005	20,252	45,005
	Supplemental Pension Plan	6,427	6,427	2,892	14,339
Stephen M. Bessette	Pension Plan	45,823	45,823	20,621	45,823
	Supplemental Pension Plan	7,233	7,233	3,255	14,387

(a) Unless otherwise noted, amount reflects annual benefit payable in the normal form at age 65 and immediately for Messrs. Devault, Vesey and Bessette who were retirement-eligible on December 31, 2011. The normal form is a life annuity under the Pension Plan and Supplemental Pension Plan.

(b) We consider retirement as separation from service after age 65 or after age 55 with ten years of service. Messrs. Devault, Vesey and Bessette are the only named executive officers who were eligible to retire on December 31, 2011.

(c) Amount reflects annual pre-retirement death benefit equal to 50% of the qualified 50% joint and survivor annuity. Benefit is payable to the surviving spouse from the executive's 65th birthday unless the executive is retirement-eligible in which case it is payable immediately, and adjusted for early commencement of benefits.

(d) Assumes change in control and immediate termination under a triggering event as described under the heading "Compensation Discussion and Analysis - Change in Control Agreements" earlier in this Proxy Statement.

Nonqualified Deferred Compensation Plan

Obligations under the Nonqualified Deferred Compensation Plan generally would become payable in a lump sum in the January following the separation from employment, subject to the six-month delay imposed under Section 409A of the Internal Revenue Code. A separation from service for Messrs. Devault, Vesey and Bessette would be deemed a retirement and any plan balance would be paid according to the executive's distribution election under the plan. The aggregate balance of the obligations under this plan is detailed in the Nonqualified Deferred Compensation table earlier in this Proxy Statement. Plan balances represent accrued liabilities for amounts earned and are not enhanced for any voluntary or involuntary termination.

The following table presents potential post-employment payments assuming separation from service on December 31, 2011, under various termination scenarios.

POTENTIAL POST EMPLOYMENT PAYMENTS

Named Executive Officer	Type of Payment	Involuntary or Voluntary Termination ($)	Retirement ($) (a)	Death ($)	Permanent Disability ($)	Change in Control ($) (b)
MarcAurele	Severance (c)(d)	—	—	—	—	351,560
	Intrinsic Value of Accelerated Equity (e)(f)	—	—	1,241,191	455,273	1,241,191
	Value of Increased Retirement Benefits	—	—	—	—	—
	Health Benefits (g)	—	—	—	—	31,584
	Gross Up	—	—	—	—	—
	Total	—	—	1,241,191	455,273	1,624,335
Devault	Severance (c)	—	—	—	—	604,032
	Intrinsic Value of Accelerated Equity (e)(f)	—	100,480	266,103	54,972	266,103
	Value of Increased Retirement Benefits (h)	—	—	—	—	81,819
	Health Benefits (g)	—	—	—	—	27,502
	Gross Up (i)	—	—	—	—	306,244
	Total	—	100,480	266,103	54,972	1,285,700
Daukas	Severance (c)	—	—	—	—	1,150,814
	Intrinsic Value of Accelerated Equity (e)(f)	—	—	352,180	72,092	352,180
	Value of Increased Retirement Benefits (h)	—	—	—	—	108,612
	Health Benefits (g)	—	—	—	—	27,508
	Gross Up (i)	—	—	—	—	533,640
	Total	—	—	352,180	72,092	2,172,754
Vesey	Severance (c)	—	—	—	—	485,732
	Intrinsic Value of Accelerated Equity (e)(f)	—	88,304	228,239	44,235	228,239
	Value of Increased Retirement Benefits (h)	—	—	—	—	96,017
	Health Benefits (g)	—	—	—	—	20,528
	Gross Up (i)	—	—	—	—	283,935
	Total	—	88,304	228,239	44,235	1,114,451
Bessette	Severance (c)	—	—	—	—	448,000
	Intrinsic Value of Accelerated Equity (e)(f)	—	78,319	204,260	40,549	204,260
	Value of Increased Retirement Benefits (h)	—	—	—	—	87,350
	Health Benefits (g)	—	—	—	—	20,511
	Gross Up (i)	—	—	—	—	269,095
	Total	—	78,319	204,260	40,549	1,029,216

(a) We consider retirement as separation from service after age 65 or after age 55 with ten years of service. Messrs. Devault, Vesey and Bessette are the only named executive officers who were eligible to retire on December 31, 2011.

(b) Assumes change in control and immediate termination under a triggering event as described under the heading "Compensation Discussion and Analysis - Change in Control Agreements" earlier in this Proxy Statement.

(c) Severance payments are based on a multiple of the salary in effect at December 31, 2011, plus bonus including payments under the Annual Performance Plan, Wealth Management Business Building Incentive Plan and discretionary bonuses, as applicable. Multiples are described under the heading "Compensation Discussion and Analysis - Change in Control Agreements" earlier in this Proxy Statement. For Mr. MarcAurele, the bonus-related severance payment is based on the average of the bonuses paid during the three years prior to 2011. For Messrs. Devault, Daukas, Vesey and Bessette, bonus-related severance payments are based on the highest bonus paid during the two years prior to 2011.

(d) The severance payment for Mr. MarcAurele has been reduced by $1,193,440 to reflect the mandatory Section 280G cutback provision in his agreement.

(e) Reflects the value of accelerated equity based upon market closing price of $23.86 on December 31, 2011, as well as the value of dividend equivalents that would become payable under the performance share unit award grant. Unvested equity grants are outlined in the Outstanding Equity Awards at Fiscal Year End table earlier in this Proxy Statement. All unvested awards would be forfeited upon voluntary or involuntary termination, and would become fully vested upon a change in control or death. All unvested awards for Messrs. Devault, Vesey and Bessette would be vested on a pro-rated basis upon retirement. All performance share unit awards would be vested on a pro-rated basis upon permanent disability.

(f) For purposes of this table, we have assumed that the Corporation's performance versus that of the peer group during the performance measurement period for Mr. MarcAurele's 2010 award was at a percentile ranking of 77.5, resulting in a 155% award, and for all 2011 awards was at a percentile ranking of 77.5, resulting in a 155% award, which were our performance assumptions as of December 31, 2011. Actual results may be different.

(g) Reflects the value of health benefits based on actual 2012 premiums, increased by 8% for years 2 and 3, as applicable.

(h) Reflects the increase in retirement benefits resulting from the additional months of benefit accrual provided for the Supplemental Pension Plan under the Change in Control Agreements.

(i) Additional payment to cover the impact of the 20% excise tax imposed by Section 280G of the Internal Revenue Code.

Director Compensation

Our director compensation philosophy is to provide competitive, fair and reasonable compensation to non-employee directors in order to attract the expertise and leadership necessary to provide strong corporate governance and maximize long-term shareholder value. Further, we believe director compensation should be aligned with the long-term interests of shareholders by creating and encouraging stock ownership.

The Committee, with the assistance of the compensation consultant, reviews director compensation annually to ensure that it is appropriate, competitive and effective. This process focuses on pay elements; compensation levels and mix; board and committee expertise, structure and roles; and best practices of comparable companies in the banking industry.

Cash Compensation Paid to Board Members

Non-employee members of our Board receive an annual cash retainer of $20,000. Additional annual cash retainers are provided based on the director's role. The Committee revised this additional retainer structure effective January 1, 2012. These changes primarily created a separate retainer in recognition of the Lead Director role, and increased the retainers of certain committee chairpersons in recognition of leadership, time commitment and expertise. The additional retainer structure is outlined below:

<table>
<tr><th>Role</th><th>Additional Annual Retainer in 2011</th><th>Additional Annual Retainer in 2012</th></tr>
<tr><td>Lead Director</td><td rowspan="3">Combined retainer of $8,000</td><td>$5,000</td></tr>
<tr><td>Nominating Committee Chairperson</td><td>$5,000</td></tr>
<tr><td>Executive Committee Chairperson</td><td>$0</td></tr>
<tr><td>Audit Committee Chairperson</td><td>$8,000</td><td>$8,000</td></tr>
<tr><td>Compensation Committee Chairperson</td><td>$4,000</td><td>$5,000</td></tr>
</table>

All members of the Corporation's Board are also members of the Bank's Board. Members of the Bank's Board do not receive an additional retainer for their involvement in the Bank's Board, except the chairperson of the Bank's Trust Committee, who received an additional annual retainer of $4,000. All retainers are paid in quarterly installments.

Non-employee directors also receive compensation for their attendance at meetings as outlined below:

Meeting	Meeting Fee	Fee for Attending Telephonically
Meetings of the Corporation's Board	$1,000 (a)	n/a
Meetings of the Bank's Board	$1,000 (a)	n/a
Audit Committee Meetings	$900	$800
All Other Committee Meetings	$800	$700

(a) For meetings of the Corporation's Board and the Bank's Board held on the same day, as is the general practice, non-employee directors were paid for only one meeting.

Equity Compensation
In order to align Board interests with shareholders, non-employee directors typically receive an annual equity grant. In determining the form of equity to be granted, the Compensation Committee considers many factors including corporate performance, tax and accounting treatment and the impact on dilution.

In April 2011, the Compensation Committee granted 1,000 restricted stock units to each non-employee director who continued to serve as our director after the 2011 Annual Meeting of Shareholders. This grant, which included dividend equivalent rights, vests upon the earliest of (a) the three-year anniversary of the grant; (b) change in control of the Corporation; (c) the death of the director; or (d) retirement from the Corporation's Board after attainment of age 70.

Retirement Plans
Directors are not eligible to participate in any defined benefit plan maintained by the Corporation or the Bank. Directors are eligible to defer 100% of retainers and meeting fees into the Nonqualified Deferred Compensation Plan. Directors are not eligible for company contributions. Provisions regarding types of accounts, investment measurements, form and timing of payments, and distributions that apply to employees also apply to directors. Retirement for directors is defined in the Nonqualified Deferred Compensation Plan as termination of directorship after attainment of age 55.

Welfare Benefit Plans
Directors are not eligible for medical, dental, life or disability insurance at our expense. Directors may obtain coverage under the Bank's group medical and dental insurance plans at their own expense.

Director Summary Compensation Table
Directors who are employees receive no additional compensation for Board service. Compensation received by the employee directors as employees of the Corporation is shown in the Summary Compensation Table earlier in this Proxy Statement.

The following table summarizes the compensation paid to non-employee directors for the fiscal year ended December 31, 2011.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($) (a)	Stock Awards ($) (b)	Option Awards ($) (c)	Non-Equity Incentive Plan Compensation ($)	Total ($)(d)
Gary P. Bennett	53,733	23,150	—	—	76,883
John J. Bowen (e)	27,333	23,150	—	—	50,483
Steven J. Crandall	52,000	23,150	—	—	75,150
Robert A. DiMuccio, CPA	49,033	23,150	—	—	72,183
Barry G. Hittner, Esq.	68,100	23,150	—	—	91,250
Katherine W. Hoxsie, CPA	65,700	23,150	—	—	88,850
Edward M. Mazze, Ph.D. (f)	16,667	—	—	—	16,667
Kathleen E. McKeough	77,667	23,150	—	—	100,817
Victor J. Orsinger II, Esq.	54,000	23,150	—	—	77,150
H. Douglas Randall, III	58,000	23,150	—	—	81,150
Patrick J. Shanahan, Jr.	69,300	23,150	—	—	92,450
John F. Treanor	58,000	23,150	—	—	81,150
John C. Warren	60,700	23,150	—	—	83,850

(a) Total reflects fees and retainers earned. During 2011, Director Hoxsie deferred $6,570 into the Nonqualified Deferred Compensation Plan.

(b) Amount listed reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for restricted stock unit award on April 26, 2011. Assumptions related to the financial reporting of restricted stock units are presented in Footnote 16 to the Consolidated Financial Statements presented in the 2011 Form 10-K.

(c) There were no stock option grants to non-employee directors during 2011.

(d) There is no Other Income, Change in Pension Value, nor Nonqualified Deferred Compensation Plan Earnings required to be disclosed in this table.

(e) Mr. Bowen joined the Corporation's Board on April 26, 2011.

(f) Mr. Mazze retired from the Corporation's Board on April 26, 2011.

The following table sets forth information with respect to the directors concerning outstanding stock option awards and unvested stock awards as of December 31, 2011.

Name	Grant Date	Number of Securities Underlying Unexercised Options		Option Exercise Price ($)	Number of Shares or Units of Stock That Have Not Vested (#)
		Exercisable (#)	Unexercisable (#)		
Gary P. Bennett	4/23/2002	2,000	—	$20.23	
	4/29/2003	2,000	—	$20.62	
	4/27/2004	2,000	—	$27.56	
	4/27/2010				1,000
	4/26/2011				1,000
John J. Bowen	4/26/2011				1,000
Steven J. Crandall	4/23/2002	2,000	—	$20.23	
	4/29/2003	2,000	—	$20.62	
	4/27/2004	2,000	—	$27.56	
	4/27/2010				1,000
	4/26/2011				1,000
Robert A. DiMuccio, CPA	4/26/2011				1,000
Barry G. Hittner, Esq.	4/27/2004	2,000	—	$27.56	
	4/27/2010				1,000
	4/26/2011				1,000
Katherine W. Hoxsie, CPA	4/23/2002	2,000	—	$20.23	
	4/29/2003	2,000	—	$20.62	
	4/27/2004	2,000	—	$27.56	
	4/27/2010				1,000
	4/26/2011				1,000
Edward M. Mazze, Ph.D.		—	—		—
Kathleen E. McKeough	4/27/2004	2,000	—	$27.56	
	4/27/2010				1,000
	4/26/2011				1,000
Victor J. Orsinger II, Esq.	4/23/2002	2,000	—	$20.23	
	4/29/2003	2,000	—	$20.62	
	4/27/2004	2,000	—	$27.56	
	4/27/2010				1,000
	4/26/2011				1,000
H. Douglas Randall, III	4/23/2002	2,000	—	$20.23	
	4/29/2003	2,000	—	$20.62	
	4/27/2004	2,000	—	$27.56	
	4/27/2010				1,000
	4/26/2011				1,000
Patrick J. Shanahan, Jr.	4/23/2002	2,000	—	$20.23	
	4/29/2003	2,000	—	$20.62	
	4/27/2004	2,000	—	$27.56	
	4/27/2010				1,000
	4/26/2011				1,000
John F. Treanor	4/22/2002	6,266	—	$20.03	
	5/12/2003	10,473	—	$20.00	
	4/27/2010				1,000
	4/26/2011				1,000
John C. Warren	5/12/2003	23,125	—	$20.00	
	4/27/2010				1,000
	4/26/2011				1,000

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee members are currently directors McKeough (Chairperson), Bennett, Bowen, Hittner, Orsinger and Shanahan. We are not aware of any compensation committee interlocks or relationships involving our executive officers or members of the Corporation's Board requiring disclosure in this Proxy Statement.

AUDIT COMMITTEE REPORT

The Audit Committee is responsible for providing independent, objective oversight of our accounting functions and internal controls. In connection with its responsibilities, the Audit Committee (1) reviewed the scope of the overall audit plans of both the internal audit staff and the independent registered public accounting firm; (2) evaluated the results of audits performed by the internal audit staff and independent registered public accounting firm that included but were not limited to accounting issues and internal controls; (3) assessed the action that has been taken by management in response to the audit results; and (4) appraised the effectiveness of the internal and independent audit efforts. The Audit Committee also assesses actions taken by management in connection with the internal control documentation and testing of internal controls over financial reporting and management's assertions related thereto in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and the related reports of the independent registered public accounting firm on these matters.

In addition, the Audit Committee has:

- Reviewed and discussed the audited financial statements with management;
- Discussed with KPMG LLP, its independent registered public accounting firm, the matters required to be discussed by SAS 61, as amended; and
- Received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP the independent registered public accounting firm's independence.

Based on the review and discussions above, the Audit Committee recommended to the Corporation's Board that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for the last fiscal year for filing with the SEC.

The foregoing report has been furnished by the members of the Audit Committee:

Katherine W. Hoxsie, CPA (Chairperson)	Steven J. Crandall	Robert A. DiMuccio, CPA
Barry G. Hittner	Kathleen E. McKeough	Patrick J. Shanahan, Jr.

The foregoing report shall not be deemed to be "soliciting material" or to be "filed" with the SEC and should not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Exchange Act, except to the extent that this information is specifically incorporated by reference, and shall not otherwise be deemed filed under such acts.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

During the years ended December 31, 2011 and December 31, 2010, we paid the following fees to KPMG LLP:

	2011	2010
Audit fees (a)	$575,000	$599,000
Audit-related fees	—	—
Tax fees (b)	62,020	50,090
All other fees	—	—
Total fees paid to KPMG LLP	$637,020	$649,090

(a) Annual audit of consolidated and subsidiary financial statements including Sarbanes-Oxley attestation, reviews of quarterly financial statements and other services provided by KPMG LLP in connection with statutory and regulatory filings.

(b) Tax return preparation, tax compliance and tax advice.

The Audit Committee has adopted a policy whereby engagement of the independent registered public accounting firm for audit services and for non-audit services shall be pre-approved by the Audit Committee, subject to the de minimus exception described in Section 10A(i)(1)(B) of the Exchange Act for non-audit services. During 2011, the Audit Committee pre-approved 100% of the Audit fees, Audit-related fees, Tax fees and All other fees.

The Audit Committee has considered whether the provision of the services identified under the headings "Audit-related fees," "Tax fees" and "All other fees" is compatible with maintaining KPMG LLP's independence and has determined that provision of such services is consistent with maintaining the principal auditor's independence.

INDEBTEDNESS AND OTHER TRANSACTIONS

The Bank has had transactions in the ordinary course of business, including borrowings, with certain of our directors and executive officers and their associates, all of which were made on substantially the same terms, including interest rates (except that executive officers and all other employees are permitted a modest interest rate benefit on first mortgages secured by a primary residence and other consumer loans) and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features when granted. Similar transactions may be expected to take place in the ordinary course of business in the future. The aggregate extensions of credit outstanding at December 31, 2011 to all directors, executive officers and their related interests amounted to $5,139,566 in the aggregate. Any such transaction presently in effect with any director or executive officer is current as of this date, and is in compliance with Regulation O.

Patrick J. Shanahan, Jr., a director, was the former Chairman and Chief Executive Officer of First Financial Corp. prior to its acquisition by us in 2002. In connection with such acquisition, we agreed to assume the obligation to provide Mr. Shanahan with a supplemental retirement benefit equal to monthly installments of $20,854 payable for the life of Mr. Shanahan with a 50% spousal survivor benefit. The Board has determined that this benefit does not impair Mr. Shanahan's independence under the NASDAQ Listing Rules and the rules of the SEC.

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

We conduct annual procedures, including the use of a written survey form, to (i) identify parties related to directors and executive officers and (ii) document the existence and terms of any related party transactions. As indicated previously, the approval of loan transactions involving directors, executive officers and their related interest is governed by the provisions of Regulation O. All other transactions involving directors and executive officers are reviewed annually by the Corporation's Board. The purpose of the review is to determine that such transactions are conducted on terms not materially less favorable than what would be usual and customary in transactions between unrelated persons and, in the case of transactions involving directors, to determine whether such transactions affect the independence of a director in accordance with the relevant rules and standards issued by the SEC and NASDAQ. We do not maintain a formal written policy concerning the aforementioned procedures. Our Code of Ethics provides guidance on business relations between us and our directors, officers and employees.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities (collectively, "Insiders") to file reports of ownership and changes in ownership with the SEC. Insiders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file. Based solely upon a review of the copies of such reports furnished to us, and on written representations from certain reporting persons, we believe that during 2011, all Section 16(a) filing requirements applicable to its Insiders were complied with, with the following exception: David W. Wallace, a beneficial owner of more than 10% of the Corporation's stock, did not timely file five Form 4 reports with respect to ten transactions.

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PROPOSAL NO. 2)

The ratification of the Audit Committee's decision to retain KPMG LLP to serve as our independent registered public accounting firm to audit the Corporation's consolidated financial statements for the current fiscal year ending December 31, 2012 will be submitted to our shareholders at the Annual Meeting. Representatives of KPMG LLP will be present at the Annual Meeting, will have the opportunity to make a statement if they so desire and will be available to answer appropriate questions. Action by shareholders is not required by law in the appointment of the independent registered public accounting firm, but their appointment is submitted by the Audit Committee in order to give our shareholders a voice in the designation of our independent registered public accounting firm. If the appointment is not ratified by the affirmative vote of holders of a majority of the shares of common stock represented in person or by proxy at the Annual Meeting and entitled to vote thereon (provided that a quorum is present), the Audit Committee will reconsider its choice of KPMG LLP as our independent registered public accounting firm.

The board of directors unanimously recommends that shareholders vote "FOR" this proposal.

NON-BINDING RESOLUTION TO APPROVE THE COMPENSATION OF THE CORPORATION'S NAMED EXECUTIVE OFFICERS (PROPOSAL NO. 3)

As required by section 14A of the Securities Exchange Act, our Board of Directors is submitting for shareholder approval, on an advisory basis, the compensation paid to our named executive officers as described in this Proxy Statement pursuant to Item 402 of Regulation S-K. As previously disclosed by the Corporation, the Board of Directors has determined that it will hold an advisory vote on executive compensation on an annual basis, and the next such shareholder advisory vote will occur at the 2013 Annual Meeting of Shareholders.

The resolution that is the subject of this proposal is a non-binding advisory resolution. Accordingly, the resolution will not have any binding legal effect regardless of whether or not it is approved and may not be construed as overruling a decision by Washington Trust or the Board of Directors or to create or imply any change to the fiduciary duties of the Board. Furthermore, because this non-binding advisory resolution primarily relates to compensation of our named executive officers that has already been paid or contractually committed, there is generally no opportunity for us to revisit those decisions. However, the Compensation Committee intends to take the results of the vote on this proposal into account in its future decisions regarding the compensation of our named executive officers.

Our compensation program is designed to deliver shareholder value by attracting, motivating and retaining our named executive officers, who are critical to our success, by offering a combination of base salary, as well as annual and long-term incentives that are closely aligned to the annual and long-term performance objectives of the Corporation. Please see "Compensation Disclosure and Analysis" beginning on page 14 for additional information about our executive compensation programs.

We believe that the effectiveness of our compensation programs is demonstrated by the accomplishments of management over the last fiscal year, including the highest earnings in our Corporation's 211 year history; a 22% increase in diluted earnings per share; a 152 basis point improvement in our return on equity; and a dividend increase. In addition, we achieved all-time high mortgage origination volume and sales activity; record deposit levels and significant deposit mix improvement; a 7% increase in wealth management revenues despite significant market volatility; and an 8% increase in total loans; all while maintaining solid asset quality and strong capital ratios. This strong performance was recognized by investors, as our stock price was up by 9% at the close of the year.

We are committed to providing a strong pay for performance link, and as such, we allocate a significant portion of total compensation to performance-based elements. Strong corporate performance in both 2011 and 2010 resulted in above-target performance-based cash compensation, compared to payments that averaged only 38% of plan targets for the named executive officers in 2009, a period of lower corporate profitability performance. Our compensation structure, which includes absolute and relative performance-based compensation elements, as well as the promotion of meaningful stock ownership through holding and equity grant retention guidelines, illustrates sound compensation practices.

The Board of Directors values the importance of receiving regular input from our shareholders on important matters such as the compensation of the Corporation's executive officers. We appreciate the past support and approval of compensation programs by our shareholders. Our longstanding compensation principles of supporting the business strategy, paying for performance, providing competitive compensation and aligning with shareholder interests remain unchanged. For these reasons, the Board recommends that shareholders vote in favor of the following resolution:

RESOLVED, that the compensation of Washington Trust's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative discussion, be approved.

The Board of Directors unanimously recommends that shareholders vote "FOR" this proposal.

SHAREHOLDER PROPOSALS

Any shareholder who wishes to submit a proposal for presentation to the 2013 Annual Meeting of Shareholders must submit the proposal to the Corporation, 23 Broad Street, Westerly, Rhode Island 02891, Attention: Chief Executive Officer, not later than November 12, 2012 for inclusion, if appropriate, in our proxy statement and the form of proxy relating to the 2013 Annual Meeting of Shareholders. Any proposal submitted after November 12, 2012 will be considered untimely. Such a proposal must also comply with the requirements as to form and substance established by the SEC for such a proposal to be included in the proxy statement.

In addition, in order for a nominee to be considered at an Annual Meeting, our Restated Articles of Incorporation, as amended, provide that director nominations may be submitted by any shareholder entitled to vote for the election of directors provided that advance written notice of such proposed nomination, with appropriate supporting documentation as required by our Restated Articles of Incorporation, is received by our Secretary not less than 14 days nor more than 60 days prior to any meeting of the shareholders called for the election of directors at which such shareholder is present by person or by proxy; provided, however, that if fewer than 21 days notice of the meeting is given to shareholders, such written notice of such proposed nomination must be received by our Secretary not later than the close of the 10th day following the day on which notice of the meeting was mailed to shareholders. For this Annual Meeting, such proposals must be received by the Corporation not earlier than February 24, 2012 and not later than April 10, 2012. Proxies solicited by our Board of Directors will confer discretionary voting authority with respect to these proposals, subject to SEC rules and regulations governing the exercise of this authority.

HOUSEHOLDING OF PROXY MATERIALS

We send only one annual report and proxy statement to multiple shareholders sharing an address unless we have received contrary instructions from you or any shareholder at that address. This practice, known as "householding," is designed to reduce the costs to the Corporation of preparing and mailing duplicate materials as well as to reduce the volume of duplicate information received at one household. However, if you reside at such an address and wish to receive a separate annual report or proxy statement, you may contact our transfer agent, American Stock Transfer & Trust Company, to "opt-out" or revoke your consent. If you "opt-out" or revoke your consent to householding, each shareholder residing at your address will receive individual copies of our proxy statement and annual report. If you are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting American Stock Transfer & Trust Company. American Stock Transfer & Trust Company can be contacted by telephone at 800-852-0354 and by mail at 59 Maiden Lane, Plaza Level, New York, New York 10038.

If you wish to request separate copies free of charge of an annual report or proxy statement, please send your request to Elizabeth B. Eckel, Senior Vice President, Marketing, Washington Trust Bancorp, Inc., P.O. Box 512, Westerly, Rhode Island 02891, or call our Investor Relations Department at 401-348-1566 or visit our website at www.washtrust.com.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Any shareholder desiring to send communications to the Corporation's Board, or any individual director, may forward such communication to our Secretary at our offices at 23 Broad Street, Westerly, Rhode Island 02891. The Secretary will collect all such communications and forward them to the Corporation's Board and any such individual director.

FINANCIAL STATEMENTS

Our financial statements are contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which has been provided to our shareholders concurrently herewith. Such report and the financial statements contained in our Annual Report on Form 10-K are not to be considered as a part of this soliciting material.

OTHER BUSINESS

Management knows of no matters to be brought before the Annual Meeting other than those referred to in this Proxy Statement, but if any other business should properly come before the meeting, the persons named in the proxy intend to vote in accordance with their best judgment.

INCORPORATION BY REFERENCE

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any filing by the Corporation under the Securities Act of 1933, as amended, or the Exchange Act, the sections of the Proxy Statement entitled "Compensation Committee Report," and "Audit Committee Report" shall not be deemed to be so incorporated, unless specifically otherwise provided in any such filing.

ANNUAL REPORT ON FORM 10-K

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC, is available on our website at www.washtrust.com under Investor Relations – SEC Filings. Copies are also available without charge upon written request addressed to Elizabeth B. Eckel, Senior Vice President, Marketing, Washington Trust Bancorp, Inc., P.O. Box 512, Westerly, Rhode Island 02891-0512.

EXPENSE OF SOLICITATION OF PROXIES

The cost of solicitation of proxies, including the cost of reimbursing brokerage houses and other custodians, nominees or fiduciaries for forwarding proxies and Proxy Statements to their principals, will be borne by the Corporation. Solicitation may be made in person or by telephone or telegraph by officers or regular employees of the Corporation, who will not receive additional compensation therefore. In addition, we have retained Morrow & Co., LLC to assist in the solicitation of proxies for a fee of $6,500 plus customary expenses.

REGARDLESS OF THE NUMBER OF SHARES YOU OWN,
YOUR VOTE IS IMPORTANT TO THE CORPORATION.

PLEASE COMPLETE, DATE AND SIGN AND PROMPTLY RETURN
THE ENCLOSED PROXY CARD TODAY. YOU MAY ALSO VOTE
YOUR SHARES THROUGH THE INTERNET OR BY TELEPHONE.

Submitted by order of the Board of Directors,



David V. Devault
Secretary

Westerly, Rhode Island
March 12, 2012






SEC MAIL
RECEIVED
PROCESSING
MAR 15 2012
310
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended **DECEMBER 31, 2011** or

☐ Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to ____________

Commission file number: 001-32991

WASHINGTON TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

RHODE ISLAND	**05-0404671**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
23 BROAD STREET, WESTERLY, RHODE ISLAND	**02891**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **401-348-1200**

Securities registered pursuant to Section 12(b) of the Act:

COMMON STOCK, $.0625 PAR VALUE PER SHARE	**THE NASDAQ STOCK MARKET LLC**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐Yes ☒No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐Yes ☒No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒Yes ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒Yes ☐No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐Yes ☒No

The aggregate market value of voting stock held by non-affiliates of the registrant at June 30, 2011 was $320,177,914 based on a closing sales price of $22.97 per share as reported for the NASDAQ Global Select Market, which includes $12,498,653 held by The Washington Trust Company under trust agreements and other instruments.

The number of shares of the registrant's common stock, $.0625 par value per share, outstanding as of February 24, 2012 was 16,347,372.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement dated March 12, 2012 for the Annual Meeting of Shareholders to be held April 24, 2012 are incorporated by reference into Part III of this Form 10-K.

FORM 10-K
WASHINGTON TRUST BANCORP, INC.
For the Year Ended December 31, 2011

TABLE OF CONTENTS

PART I

ITEM 1. Business

Washington Trust Bancorp, Inc.
Washington Trust Bancorp, Inc. (the "Bancorp"), a publicly-owned registered bank holding company and financial holding company, was organized in 1984 under the laws of the state of Rhode Island. The Bancorp owns all of the outstanding common stock of The Washington Trust Company (the "Bank"), a Rhode Island chartered commercial bank. The Bancorp was formed in 1984 under a plan of reorganization in which outstanding common shares of the Bank were exchanged for common shares of the Bancorp. See additional information under the caption "Subsidiaries."

Through its subsidiaries, the Bancorp offers a broad range of financial services to individuals and businesses, including wealth management, through its offices in Rhode Island, eastern Massachusetts and Connecticut, automated teller machines (ATMs), and its Internet website (www.washtrust.com). The Bancorp's common stock is traded on the NASDAQ Global Select® Market under the symbol "WASH."

The accounting and reporting policies of the Bancorp and its subsidiaries (collectively, the "Corporation" or "Washington Trust") are in accordance with U. S. generally accepted accounting principles ("GAAP") and conform to general practices of the banking industry. At December 31, 2011, Washington Trust had total assets of $3.1 billion, total deposits of $2.1 billion and total shareholders' equity of $281.4 million.

Business Segments
Washington Trust manages its operations through two business segments, Commercial Banking and Wealth Management Services. Activity not related to the segments, such as the investment securities portfolio, wholesale funding activities and administrative units are considered Corporate. See Note 17 to the Consolidated Financial Statements for additional disclosure related to business segments.

Commercial Banking
Lending Activities
The Corporation's lending activities are conducted primarily in southern New England and, to a lesser extent, other states. Washington Trust offers a variety of commercial and retail lending products.

Commercial Loans
Commercial lending represents a significant portion of the Bank's loan portfolio. Commercial loans fall into two major categories, commercial real estate and other commercial loans (commercial and industrial).

Commercial real estate loans consist of commercial mortgages and construction and development loans made for the purpose of acquiring, developing, constructing, improving or refinancing commercial real estate where the property is the primary collateral securing the loan, and the income generated from the property is the primary repayment source. Properties such as retail facilities, office buildings, lodging, commercial mixed use, multi-family dwellings, healthcare facilities and industrial and warehouse properties normally collateralize commercial real estate loans. These properties are primarily located in Rhode Island, Massachusetts and Connecticut.

Commercial and industrial loans primarily provide working capital, equipment financing, financing for leasehold improvements and financing for expansion. Commercial and industrial loans are frequently collateralized by equipment, inventory, accounts receivable, and/or general business assets. A significant portion of the Bank's commercial and industrial loans are also collateralized by real estate, but are not classified as commercial real estate loans because such loans are not made for the purpose of acquiring, developing, constructing, improving or refinancing the real estate securing the loan, nor is the repayment source income generated directly from such real property. The Bank's commercial and industrial loan portfolio includes loans to business sectors such as retail trade, healthcare/social assistance, owner occupied and other real estate, manufacturing, construction businesses, wholesale trade, accommodation & food services, entertainment & recreation, transportation & warehousing and professional services.

In recent years, the Bank has experienced increased demand for commercial and commercial real estate loans. The Bank has sought to selectively expand its commercial lending relationships with new and existing customers while at the same time maintaining its traditional commercial lending underwriting standards and levels of interest rate risk. The total commercial loan portfolio has increased from 43% of total loans at December 31, 2007 to 52% at December 31, 2011. With respect to commercial real estate lending, management believes that the portfolio growth is in large part attributable to enhanced business cultivation efforts with new and existing borrowers. With respect to other commercial loans (commercial and industrial lending), management believes that the portfolio growth in recent years has in large part been attributable to the Bank's success in attracting commercial borrowers from larger institutions in its regional market area of southern New England, primarily in Rhode Island.

In making commercial loans, Washington Trust may occasionally solicit the participation of other banks and may also occasionally participate in commercial loans originated by other banks. From time to time, we sell the guaranteed portion of Small Business Administration ("SBA") loans to investors.

Residential Real Estate Mortgages

The residential real estate portfolio represented 33% of total loans at December 31, 2011. Residential real estate mortgages are primarily originated by commissioned mortgage originator employees. Washington Trust generally underwrites its residential mortgages based upon secondary market standards. Residential mortgages are originated both for sale in the secondary market as well as for retention in the Bank's loan portfolio. Loan sales in the secondary market provide funds for additional lending and other banking activities. The majority of loans are sold with servicing released. We also originate residential loans for various investors in a broker capacity, including conventional mortgages and reverse mortgages. Since 2009, Washington Trust has experienced strong residential mortgage refinancing activity in response to the low mortgage interest rate environment. In 2011, Washington Trust originated a record $452.4 million in residential mortgage loans, including brokered loans as agent.

From time to time, Washington Trust purchases one-to four-family residential mortgages originated in other states as well as southern New England from other financial institutions. All residential mortgage loans purchased from other financial institutions have been individually evaluated by us at the time of purchase using underwriting standards similar to those employed for Washington Trust's self-originated loans. At December 31, 2011, the purchased portfolio made up 10% and 3% of the total residential real estate and total loan portfolios, respectively.

Washington Trust has never offered a sub-prime mortgage program and has no option-adjusted ARMs.

Consumer Loans

The consumer loan portfolio represented 15% of total loans as of December 31, 2011. Consumer loans include home equity loans and lines of credit, personal installment loans and loans to individuals secured by general aviation aircraft and automobiles. Home equity lines and home equity loans represent 83% of the total consumer portfolio at December 31, 2011. All home equity lines and home equity loans were originated by Washington Trust in its general market area. The Bank estimates that approximately 60% of the combined home equity line and home equity loan balances are first lien positions or subordinate to other Washington Trust mortgages.

Credit Risk Management and Asset Quality

Washington Trust utilizes the following general practices to manage credit risk:

- Limiting the amount of credit that individual lenders may extend;
- Establishment of formal, documented processes for credit approval accountability;
- Prudent initial underwriting and analysis of borrower, transaction, market and collateral risks;
- Ongoing servicing of the majority of individual loans and lending relationships;
- Continuous monitoring of the portfolio, market dynamics and the economy; and
- Periodic reevaluation of our strategy and overall exposure as economic, market and other relevant conditions change.

Credit risk management is independent of the lending groups, and is responsible for oversight of the commercial loan rating system, determining the adequacy of the allowance for loan losses and for preparing monthly and quarterly reports regarding the credit quality of the loan portfolio to ensure compliance with the credit policy. In addition, the credit risk management function is responsible for managing nonperforming and classified assets. On a quarterly basis, the criticized loan portfolio, which consists of commercial and commercial real estate loans that are risk rated special mention or worse, are reviewed by management, focusing on the current status and strategies to improve the credit. An annual loan review program is conducted by a third party to provide an independent evaluation of the creditworthiness of the commercial loan portfolio, the quality of the underwriting and credit risk management practices and the appropriateness of the risk rating classifications. This review is supplemented with selected targeted internal reviews of the commercial loan portfolio. Various techniques are utilized to monitor indicators of credit deterioration in the portfolios of residential real estate mortgages and home equity lines and loans. Among these techniques is the periodic tracking of loans with an updated FICO score and an estimated loan to value ("LTV") ratio. LTV is determined via statistical modeling analyses. The indicated LTV levels are estimated based on such factors as the location, the original LTV, and the date of origination of the loan and do not reflect actual appraisal amounts.

The Board of Directors of the Bank monitors credit risk management through two committees, the Finance Committee and the Audit Committee. The Finance Committee has primary oversight responsibility for the credit granting function including approval authority for credit granting policies, review of management's credit granting activities and approval of large exposure credit requests. The Audit Committee oversees management's system and procedures to monitor the credit quality of the loan portfolio, conduct a loan review program, maintain the integrity of the loan rating system and determine the adequacy of the allowance for loan losses. These committees report the results of their respective oversight functions to the Bank's Board of Directors. In addition, the Board receives information concerning asset quality measurements and trends on a monthly basis.

Deposit Activities

Deposits represent Washington Trust's primary source of funds and are gathered primarily from the areas surrounding our branch network. The Bank offers a wide variety of deposit products with a range of interest rates and terms to consumer, commercial, non-profit and municipal deposit customers. Washington Trust's deposit accounts consist of interest-bearing checking, noninterest-bearing checking, savings, money market and certificates of deposit. Washington Trust also offers a variety of retirement deposit accounts to personal and business customers. Additional deposit services provided to customers are debit cards, ATM, telephone banking, Internet banking, remote deposit capture and cash management. Washington Trust also offers merchant credit card processing services to business customers. From time to time, we utilize brokered time deposits from out-of-market institutional sources as part of our overall funding strategy.

Washington Trust is a member of the Certificate of Deposit Account Registry Service ("CDARS") network. Washington Trust uses CDARS to place customer funds into certificates of deposit issued by other banks that are members of the CDARS network. This occurs in increments less than FDIC insurance limits to ensure that customers are eligible for full FDIC insurance. We receive a reciprocal amount of deposits from other network members who do the same with their customer deposits. CDARS deposits are considered to be brokered deposits for banking regulatory purposes. We consider these reciprocal CDARS deposit balances to be in-market deposits as distinguished from out-of-market brokered deposits.

Wealth Management Services

The Corporation's wealth management business generated revenues totaling $28.3 million in 2011, representing 21% of total revenues. It provides a broad range of wealth management services to personal and institutional clients and mutual funds. These services include investment management; financial planning; personal trust services including services as trustee, administrator, custodian and guardian; and estate settlement. Institutional trust services are also provided, including custody and fiduciary services. Wealth Management services are provided through the Bank and its registered investment adviser subsidiary, Weston Financial Group, Inc. The Corporation also operates a broker-dealer subsidiary which primarily conducts transactions for Weston Financial Group clients. See additional information under the caption "Subsidiaries." Noninterest income from wealth management services consists of trust and investment management fees, mutual fund fees, and financial planning, commissions, estate settlement fees and other service fees.

At December 31, 2011 and 2010, wealth management assets under administration totaled $3.9 billion and $4.0 billion, respectively. These assets are not included in the Consolidated Financial Statements.

Investment Securities Portfolio

Washington Trust's investment securities portfolio is managed to generate interest income, to implement interest rate risk management strategies, and to provide a readily available source of liquidity for balance sheet management. See Note 4 to the Consolidated Financial Statements for additional information.

Washington Trust may acquire, hold and transact in various types of investment securities in accordance with applicable federal regulations, state statutes and guidelines specified in Washington Trust's internal investment policy. Permissible bank investments include federal funds, banker's acceptances, commercial paper, reverse repurchase agreements, interest-bearing deposits of federally insured banks, U.S. Treasury and government-sponsored agency debt obligations, including mortgage-backed securities and collateralized mortgage obligations, municipal securities, corporate debt, trust preferred securities, mutual funds, auction rate preferred stock, common and preferred equity securities, and Federal Home Loan Bank of Boston ("FHLBB") stock.

Investment activity is monitored by an Investment Committee, the members of which also sit on the Corporation's Asset/Liability Committee ("ALCO"). Asset and liability management objectives are the primary influence on the Corporation's investment activities. However, the Corporation also recognizes that there are certain specific risks inherent in investment portfolio activity. The securities portfolio is managed in accordance with regulatory guidelines and established internal corporate investment policies that provide limitations on specific risk factors such as market risk, credit risk and concentration, liquidity risk and operational risk to help monitor risks associated with investing in securities. Reports on the activities conducted by Investment Committee and the ALCO are presented to the Board of Directors on a regular basis.

Wholesale Funding Activities

The Corporation utilizes advances from the FHLBB as well as other borrowings as part of its overall funding strategy. FHLBB advances are used to meet short-term liquidity needs, to purchase securities and to purchase loans from other institutions. The FHLBB is a cooperative that provides services, including funding in the form of advances, to its member banking institutions. As a requirement of membership, the Bank must own a minimum amount of FHLBB stock, calculated periodically based primarily on its level of borrowings from the FHLBB. The Bank also has access to an unused line of credit with the FHLBB amounting to $8.0 million at December 31, 2011. The Bank is required to maintain qualified collateral, free and clear of liens, pledges, or encumbrances that, based on certain percentages of book and fair values, has a value equal to the aggregate amount of the line of credit and outstanding FHLBB advances. The FHLBB maintains a security interest in various assets of the Bank including, but not limited to, residential mortgage loans, commercial mortgages and other commercial loans, U.S. government agency securities, U.S. government-sponsored enterprise securities, and amounts maintained on deposit at the FHLBB. Additional funding sources are available through securities sold under agreements to repurchase and the Federal Reserve Bank ("FRB"). See Note 11 to the Consolidated Financial Statements for additional information.

Acquisitions

The following summarizes Washington Trust's acquisition history:

On August 31, 2005, the Bancorp completed the acquisition of Weston Financial Group, Inc. ("Weston Financial"), a registered investment adviser and financial planning company located in Wellesley, Massachusetts, with broker-dealer and insurance agency subsidiaries. Pursuant to the Stock Purchase Agreement, dated March 18, 2005, as amended December 24, 2008, the acquisition was effected by the Bancorp's acquisition of all of Weston Financial's outstanding capital stock. (1)

On April 16, 2002, the Bancorp completed the acquisition of First Financial Corp., the parent company of First Bank and Trust Company, a Rhode Island chartered community bank. First Financial Corp. was headquartered in Providence, Rhode Island and its subsidiary, First Bank and Trust Company, operated banking offices in Providence, Cranston, Richmond and North Kingstown, Rhode Island. The Richmond and North Kingstown branches were closed and consolidated into existing Bank branches in May 2002. Pursuant to the Agreement and Plan of Merger, dated November 12, 2001, the acquisition was effected by means of the merger of First Financial Corp. with and into the Bancorp and the merger of First Bank with and into the Bank. (1)

On June 26, 2000, the Bancorp completed the acquisition of Phoenix Investment Management Company, Inc. ("Phoenix"), an independent investment advisory firm located in Providence, Rhode Island. Pursuant to the Agreement and Plan of Merger, dated April 24, 2000, the acquisition was effected by means of merger of Phoenix with and into the Bank. (2)

On August 25, 1999, the Bancorp completed the acquisition of PierBank, Inc. ("PierBank"), a Rhode Island chartered community bank headquartered in South Kingstown, Rhode Island. Pursuant to the Agreement and Plan of Merger, dated February 22, 1999, the acquisition was effected by means of merger of PierBank with and into the Bank. (2)

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(1) These acquisitions have been accounted for as purchases and, accordingly, the operations of the acquired companies are included in the Consolidated Financial Statements from their dates of acquisition.

(2) These acquisitions were accounted for as poolings of interests and, accordingly, all financial data was restated to reflect the combined financial condition and results of operations as if these acquisitions were in effect for all periods presented.

Subsidiaries

The Bancorp's subsidiaries include the Bank and Weston Securities Corporation ("WSC"). The Bancorp also owns all of the outstanding common stock of WT Capital Trust I, WT Capital Trust II and Washington Preferred Capital Trust, special purpose finance entities formed with the sole purpose of issuing trust preferred debt securities and investing the proceeds in junior subordinated debentures of the Bancorp. See Note 11 to the Consolidated Financial Statements for additional information.

The following is a description of Bancorp's primary operating subsidiaries:

The Washington Trust Company

The Bank was originally chartered in 1800 as the Washington Bank and is the oldest banking institution headquartered in its market area and is among the oldest banks in the United States. Its current corporate charter dates to 1902.

The Bank provides a broad range of financial services, including lending, deposit and cash management services, wealth management services and merchant credit card services. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC"), subject to regulatory limits.

The Bank's subsidiary, Weston Financial, is a registered investment adviser and financial planning company located in Wellesley, Massachusetts, with an insurance agency subsidiary. In addition, the Bank has other passive investment subsidiaries whose primary functions are to provide servicing on passive investments, such as loans acquired from the Bank and investment securities. The Bank also has a limited liability company subsidiary that serves as a special limited partner responsible for certain administrative functions associated with the Bank's investment in two real estate limited partnerships.

Weston Securities Corporation

WSC is a licensed broker-dealer that markets several investment programs, including mutual funds and variable annuities, primarily to Weston Financial clients. WSC acts as the principal distributor to a group of mutual funds for which Weston Financial is the investment advisor.

Market Area

Washington Trust is headquartered in Westerly, Rhode Island in Washington County. Washington Trust's primary deposit gathering area consists of the communities that are served by its branch network. As of December 31, 2011, the Bank has ten branch offices located in southern Rhode Island (Washington County), six branch offices located in the greater Providence area in Rhode Island and two branch offices located in southeastern Connecticut. In 2012, the Bank plans to open a third full-service branch in Cranston, Rhode Island, which is a continuation of our expansion into the greater Providence area. Both the population and number of businesses in this area far exceed those in southern Rhode Island.

Washington Trust's lending activities are conducted primarily in southern New England and, to a lesser extent, other states. In addition to its branch offices, the Bank has a commercial lending office located in the financial district of Providence, Rhode Island. In recent years, we expanded our residential mortgage lending market area by opening three residential mortgage lending offices located in Sharon and Burlington, Massachusetts, and Glastonbury, Connecticut. In February 2012, the Bank opened a fourth mortgage lending office in Warwick, Rhode Island.

Washington Trust provides wealth management services from its main office and offices located in Providence and Narragansett, Rhode Island and Wellesley, Massachusetts.

Competition

Washington Trust faces considerable competition in its market area for all aspects of banking and related financial service activities. Competition from both bank and non-bank organizations is expected to continue.

The Bank contends with strong competition both in generating loans and attracting deposits. The primary factors in competing are interest rates, financing terms, fees charged, products offered, personalized customer service, online access to accounts and convenience of branch locations, ATMs and branch hours. Competition comes from commercial banks, credit unions, and savings institutions, as well as other non-bank institutions. The Bank faces strong competition from larger institutions with greater resources, broader product lines and larger delivery systems than the Bank.

Washington Trust operates in a highly competitive wealth management services marketplace. Key competitive factors include investment performance, quality and level of service, and personal relationships. Principal competitors in the wealth management services business are commercial banks and trust companies, investment advisory firms, mutual fund companies, stock brokerage firms, and other financial companies. Many of these companies have greater resources than Washington Trust.

Employees

At December 31, 2011, Washington Trust had 558 employees consisting of 518 full-time and 40 part-time and other employees. Washington Trust maintains a comprehensive employee benefit program providing, among other benefits, group medical and dental insurance, life insurance, disability insurance, a pension plan and a 401(k) plan. The pension plan was closed to new hires and rehires after September 30, 2007. Management considers relations with its employees to be good. See Note 15 to the Consolidated Financial Statements for additional information on certain employee benefit programs.

Supervision and Regulation

The business in which the Corporation is engaged is subject to extensive supervision, regulation, and examination by various bank regulatory authorities and other governmental agencies. Federal and state banking laws have as their principal objective either the maintenance of the safety and soundness of financial institutions and the federal deposit insurance system or the protection of consumers, or classes of consumers, and depositors, in particular, rather than the specific protection of shareholders of a bank or its parent company.

Set forth below is a brief description of certain laws and regulations that relate to the regulation of Washington Trust. To the extent the following material describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statute or regulation. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business.

Regulatory Reform

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") comprehensively reformed the regulation of financial institutions, products and services.

Among other things, the Dodd-Frank Act:

- grants the FRB increased supervisory authority and codifies the source of strength doctrine, as discussed in more detail in "Bank Holding Company Support to the Bank" below;
- provides for new capital standards applicable to the Corporation, as discussed in more detail in "Regulatory Capital Requirements" below;
- modifies deposit insurance coverage discussed in "FDIC Deposit Insurance" below;
- bars banking organizations, such as the Bancorp, from engaging in proprietary trading and from sponsoring and investing in hedge funds and private equity funds, except as permitted under certain limited circumstances, as discussed in "Volcker Rule Restrictions on Proprietary Trading and Sponsorship of Hedge Funds and Private Equity Funds" below;
- established new corporate governance and proxy disclosure requirements, as discussed in "Corporate Governance and Executive Compensation" below;

- established the Bureau of Consumer Financial Protection (the "CFPB"), as discussed in "Consumer Protection Regulation" below;
- established new minimum mortgage underwriting standards for residential mortgages; as discussed in "Mortgage Reform" below;
- authorizes the FRB to regulate interchange fees for debit card transactions. The FRB has issued a rule governing the interchange fees charged on debit cards which caps the fees a bank may charge on a debit card transactions and shifts such interchange fees from a percentage of the transaction amount to a per transaction fee. Although the rule does not directly apply to institutions with less than $10 billion in assets, market forces may result in debit card issuers of all sizes adopting fees that comply with this rule;
- permits the payment of interest on business demand deposit accounts;
- established and empowered the Financial Stability Oversight Council to designate certain activities as posing a risk to the U.S. financial system and recommend new or heightened standards and safeguards for financial institutions engaging in such activities; and
- established the Office of Financial Research, which has the power to require reports from financial services companies such as the Bancorp.

Regulation of the Bancorp
As a registered bank holding company, the Bancorp is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and to inspection, examination and supervision by the FRB, and the State of Rhode Island, Department of Business Regulation, Division of Banking (the "Rhode Island Division of Banking").

The FRB has the authority to issue orders to bank holding companies to cease and desist from unsafe or unsound banking practices and violations of conditions imposed by, or violations of agreements with, or commitments to, the FRB. The FRB is also empowered to assess civil money penalties against companies or individuals who violate the BHCA or orders or regulations thereunder, to order termination of non-banking activities of non-banking subsidiaries of bank holding companies, and to order termination of ownership and control of a non-banking subsidiary by a bank holding company.

In 2005, the Bancorp elected financial holding company status pursuant to the provisions of the Gramm-Leach-Bliley Act of 1999 ("GLBA"). As a financial holding company, the Bancorp is authorized to engage in certain financial activities in which a bank holding company may not engage. "Financial activities" is broadly defined to include not only banking, insurance and securities activities, but also merchant banking and additional activities that the FRB, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. Currently, as a financial holding company, the Bancorp engages, through WSC, in broker-dealer activities pursuant to this authority.

If a financial holding company fails to remain well capitalized and well managed, the company and its affiliates may not commence any new activity that is authorized particularly for financial holding companies. If a financial holding company remains out of compliance for 180 days or such longer period as the FRB permits, the FRB may require the financial holding company to divest either its insured depository institution or all of its nonbanking subsidiaries engaged in activities not permissible for a bank holding company. If a financial holding company fails to maintain a "satisfactory" or better record of performance under the Community Reinvestment Act, it will be prohibited, until the rating is raised to satisfactory or better, from engaging in new activities, or acquiring companies other than bank holding companies, banks or savings associations, except that the Bancorp could engage in new activities, or acquire companies engaged in activities that are closely related to banking under the BHCA. In addition, if the FRB finds that the Bank is not well capitalized or well managed, the Bancorp would be required to enter into an agreement with the FRB to comply with all applicable capital and management requirements and which may contain additional limitations or conditions. Until corrected, the Bancorp would not be able to engage in any new activity or acquire companies engaged in activities that are not closely related to banking under the BHCA without prior FRB approval. If the Bancorp fails to correct any such condition within a prescribed period, the FRB could order the Bancorp to divest its banking subsidiary or, in the alternative, to cease engaging in activities other than those closely related to banking under the BHCA.

Regulation of the Bank

The Bank is subject to the regulation, supervision and examination by the FDIC, the Rhode Island Division of Banking and the State of Connecticut, Department of Banking. The Bank is also subject to various Rhode Island and Connecticut business and banking regulations and the regulations issued by the CFPB (as examined and enforced by the FDIC). Additionally, under the Dodd-Frank Act the FRB may directly examine the subsidiaries of the Bancorp, including the Bank.

Regulation of the Registered Investment Adviser and Broker-Dealer

WSC is a registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is subject to extensive regulation, supervision, and examination by the Securities and Exchange Commission ("SEC"), FINRA and the Commonwealth of Massachusetts. Weston Financial is registered as an investment advisor under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"), and is subject to extensive regulation, supervision, and examination by the SEC and the Commonwealth of Massachusetts, including those related to sales methods, trading practices, the use and safekeeping of customers' funds and securities, capital structure, record keeping and the conduct of directors, officers and employees.

As an investment advisor, Weston Financial is subject to the Investment Advisers Act and any regulations promulgated thereunder, including fiduciary, recordkeeping, operational and disclosure obligations. Each of the mutual funds for which Weston Financial acts an advisor or subadvisor is registered with the SEC under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and subject to requirements thereunder. Shares of each mutual fund are registered with the SEC under the Securities Act of 1933, as amended, and are qualified for sale (or exempt from such qualification) under the laws of each state and the District of Columbia to the extent such shares are sold in any of those jurisdictions. In addition, an advisor or subadvisor to a registered investment company generally has obligations with respect to the qualification of the registered investment company under the Internal Revenue Code of 1986, as amended (the "Code").

The foregoing laws and regulations generally grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict Weston Financial from conducting its business in the event it fails to comply with such laws and regulations. Possible sanctions that may be imposed in the event of such noncompliance include the suspension of individual employees, limitations on business activities for specified periods of time, revocation of registration as an investment advisor, commodity trading advisor and/or other registrations, and other censures and fines.

Regulatory Enforcement Authority

The enforcement powers available to the federal banking agencies include, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. Under certain circumstances, federal and state law requires public disclosure and reports of certain criminal offenses and also final enforcement actions by the federal banking agencies.

Bank Holding Company Support to the Bank

Under the Dodd-Frank Act, the Bancorp is required to serve as a source of financial strength for the Bank in the event of the financial distress of the Bank. This provision codifies the longstanding policy of the FRB. This support may be required at times when the bank holding company may not have the resources to provide it.

Dividend Restrictions

The FRB and the Rhode Island Division of Banking have authority to prohibit bank holding companies from paying dividends if such payment is deemed to be an unsafe or unsound practice. The FRB has indicated generally that it may be an unsafe or unsound practice for bank holding companies to pay dividends unless the bank holding company's net income over the preceding year is sufficient to fund the dividends and the expected rate of earnings retention is consistent with the organization's capital needs, asset quality and overall financial condition. Additionally, under Rhode Island law, distributions of dividends cannot be made if a bank holding company would not be able to pay its debts as they become due in the usual course of business or the bank holding company's total assets would be less than the sum of its total liabilities. The Bancorp's revenues consist primarily of cash dividends paid to it by the Bank. As described below, the

FDIC and the Rhode Island Division of Banking may also regulate the amount of dividends payable by the Bank. The inability of the Bank to pay dividends may have an adverse effect on the Bancorp.

The FDIC has the authority to use its enforcement powers to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Federal law also prohibits the payment of dividends by a bank that will result in the bank failing to meet its applicable capital requirements on a pro forma basis. Payment of dividends by a bank is also restricted pursuant to various state regulatory limitations. Reference is made to Note 12 to the Consolidated Financial Statements for additional discussion of the Corporation's ability to pay dividends.

Regulatory Capital Requirements

The FRB and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, these regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth.

The FRB's risk-based guidelines define a three-tier capital framework. Tier 1 capital for bank holding companies generally consists of the sum of common stockholders' equity, perpetual preferred stock and trust preferred securities (both subject to certain limitations and, in the case of the latter, to specific limitations on the kind and amount of such securities which may be included as Tier 1 capital and certain additional restrictions described below), and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and other non-qualifying intangible assets. Future issuances of trust preferred securities have been disallowed as Tier 1 qualifying capital by the Dodd-Frank Act, although the Bancorp's currently outstanding trust preferred securities have been grandfathered for Tier 1 eligibility. Tier 2 capital generally consists of hybrid capital instruments, perpetual debt and mandatory convertible debt securities; perpetual preferred stock and trust preferred securities, to the extent it is not eligible to be included as Tier 1 capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. The sum of Tier 1 and Tier 2 capital less certain required deductions, such as investments in unconsolidated banking or finance subsidiaries, represents qualifying total capital. Risk-based capital ratios are calculated by dividing Tier 1 and total capital, respectively, by risk-weighted assets. Assets and off-balance sheet credit equivalents are assigned to one of four categories of risk-weights, based primarily on relative credit risk. The minimum Tier 1 risk-based capital ratio is 4% and the minimum total risk-based capital ratio is 8%. The Dodd-Frank Act requires the FRB to establish minimum risk-based capital requirements that may not be lower than those in effect on July 21, 2010. As of December 31, 2011, the Corporation's Tier 1 capital ratio was 11.61% and its total risk-based capital ratio was 12.86%. The Bancorp is currently considered "well capitalized" under all regulatory definitions.

In addition to the risk-based capital requirements, the FRB requires top rated bank holding companies to maintain a minimum leverage capital ratio of Tier 1 capital (defined by reference to the risk-based capital guidelines) to its average total consolidated assets of at least 3.0%. For most other bank holding companies (including the Bancorp), the minimum Leverage Ratio is 4.0%. Bank holding companies with supervisory, financial, operational or managerial weaknesses, as well as bank holding companies that are anticipating or experiencing significant growth, are expected to maintain capital ratios well above the minimum levels. Dodd-Frank Act requires the FRB to establish minimum leverage capital requirements that may not be lower than those in effect on July 21, 2010. The leverage capital requirements generally applicable to insured depository institutions will serve as a floor for any leverage capital requirements the FRB may establish for bank holding companies, such as the Bancorp. The Corporation's leverage ratio was 8.70% as of December 31, 2011.

The FDIC has promulgated regulations and adopted a statement of policy regarding the capital adequacy of state-chartered banks, which, like the Bank, are not members of the Federal Reserve System. These requirements are substantially similar to those adopted by the FRB regarding bank holding companies, as described above. Moreover, the FDIC has promulgated corresponding regulations to implement the system of prompt corrective action established by Section 38 of the Federal Deposit Insurance Act ("FDIA"). Under the regulations, a bank is "well capitalized" if it has: (1) a total risk-based capital ratio of 10.0% or greater; (2) a Tier 1 risk-based capital ratio of 6.0% or greater; (3) a leverage ratio of 5.0% or greater; and (4) is not subject to any written agreement, order, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. A bank is "adequately capitalized" if it has: (1) a total risk-based capital ratio of 8.0% or greater; (2) a Tier 1 risk-based capital ratio of 4.0% or greater; and (3) a leverage ratio of 4.0% or greater (3.0% under certain circumstances) and does not meet the definition of a "well capitalized bank."

The FDIC must take into consideration: (1) concentrations of credit risk; (2) interest rate risk; and (3) risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. This evaluation will be made as a part of the institution's regular safety and soundness examination. As of December 31, 2011, the Bank's capital ratios placed it in the well capitalized category. Reference is made to Note 12 to the Consolidated Financial Statements for additional discussion of the Corporation's regulatory capital requirements.

Generally, a bank, upon receiving notice that it is not adequately capitalized (i.e., that it is "undercapitalized"), becomes subject to the prompt corrective action provisions of Section 38 of FDIA that, for example, (i) restrict payment of capital distributions and management fees, (ii) require that the FDIC monitor the condition of the institution and its efforts to restore its capital, (iii) require submission of a capital restoration plan, (iv) restrict the growth of the institution's assets and (v) require prior regulatory approval of certain expansion proposals. A bank that is required to submit a capital restoration plan must concurrently submit a performance guarantee by each company that controls the bank. A bank that is "critically undercapitalized" (i.e., has a ratio of tangible equity to total assets that is equal to or less than 2.0%) will be subject to further restrictions, and generally will be placed in conservatorship or receivership within 90 days.

The Bancorp has not elected, and does not currently expect, to calculate its risk-based capital requirements under either the "advanced or standard" approach of the Basel II capital accords. The Basel Committee on Banking Supervision has also released new capital requirements, known as Basel III, with higher capital requirements, enhanced risk coverage, a global leverage ratio, liquidity standards and a provision for counter-cyclical capital. The FRB has not yet adopted Basel III, and when it is implemented in the United States, it may be with some modifications or adjustments. Additionally, the timetable for the adoption and implementation of Basel III is expected to last for several years. Accordingly, the Bancorp is not yet in a position to determine the effect of Basel III on its capital requirements.

FDIC Deposit Insurance

The Bank pays deposit insurance premiums to the FDIC based on an assessment rate established by the FDIC. For most banks and savings associations, including the Bank, FDIC rates depend upon a combination of CAMELS component ratings and financial ratios. CAMELS ratings reflect the applicable bank regulatory agency's evaluation of the financial institution's capital, asset quality, management, earnings, liquidity and sensitivity to risk. For large banks and savings associations that have long-term debt issuer ratings, assessment rates will depend upon such ratings, and CAMELS component ratings. Pursuant to the Dodd-Frank Act, deposit premiums are based on assets rather than insurable deposits. To determine its actual deposit insurance premiums, the Bank computes the base amount on its average consolidated assets less its average tangible equity (defined as the amount of Tier 1 capital) and its applicable assessment rate.

Pursuant to an FDIC rule issued in November 2009, the Bank prepaid its quarterly risk-based assessments to the FDIC for the fourth quarter of 2009 and for all of 2010, 2011, and 2012 on December 30, 2009. The Bank recorded the entire amount of its prepayment as an asset (a prepaid expense), which bears a zero-percent risk weight for risk-based capital purposes. Each quarter the Bank records an expense for its regular quarterly assessment for the quarter and a corresponding credit to the prepaid assessment until the asset is exhausted. The FDIC will not refund or collect additional prepaid assessments because of a decrease or growth in deposits; however, if the prepaid assessment is not exhausted after collection of the amount due on June 30, 2013, the remaining amount of the prepayment will be returned to the Bank.

The Dodd-Frank Act permanently increased the FDIC deposit insurance limit to $250,000 per depositor. Additionally, the Dodd-Frank Act provides temporary unlimited deposit insurance coverage for noninterest-bearing transaction accounts beginning December 31, 2010, and ending December 31, 2012. This replaced the FDIC's Transaction Account Guarantee Program, which expired on December 31, 2010.

The Bank's FDIC deposit insurance costs totaled $2.0 million in 2011. The FDIC has the power to adjust the assessment rates at any time. We cannot predict whether, as a result of the adverse change in U.S. economic conditions and, in particular, declines in the value of real estate in certain markets served by the Bank, the FDIC will in the future require increases to deposit insurance assessment levels.

Brokered Deposits

Section 29 of the FDIA and FDIC regulations generally limit the ability of an insured depository institution to accept, renew or roll over any brokered deposit unless the institution's capital category is "well capitalized" or, with the FDIC's approval, "adequately capitalized." These restrictions have not in the past had a material impact on the operations of the Bank. Depository institutions, other than those in the lowest risk category, that have brokered deposits in excess of 10% of total deposits will be subject to increased FDIC deposit insurance premium assessments. The FDIC has proposed to adjust this formula to conform to the deposit assessment base discussed above. Additionally, depository institutions considered "adequately capitalized" that need FDIC approval to accept, renew or roll over any brokered deposits are subject to additional restrictions on the interest rate they may pay on deposits.

The Community Reinvestment Act (the "CRA")

The CRA requires lenders to identify the communities served by the institution's offices and other deposit taking facilities and to make loans and investments and provide services that meet the credit needs of these communities. Regulatory agencies examine each institution and rate such institution's compliance with CRA as "Outstanding", "Satisfactory", "Needs to Improve" or "Substantial Noncompliance". Failure of an institution to receive at least a "Satisfactory" rating could inhibit an institution or its holding company from undertaking certain activities, including engaging in activities newly permitted as a financial holding company under GLBA and acquisitions of other financial institutions. The FRB must take into account the record of performance of banks in meeting the credit needs of the entire community served, including low and moderate income neighborhoods. The Bank has achieved a rating of "Satisfactory" on its most recent examination dated August 31, 2009. Rhode Island and Connecticut also have enacted substantially similar community reinvestment requirements.

Acquisitions and Branching

Riegle-Neal and the Dodd-Frank Act permit well capitalized and well managed bank holding companies, as determined by the FRB, to acquire banks in any state subject to certain concentration limits and other conditions. Riegle-Neal also generally authorizes the interstate merger of banks. In addition, among other things, Riegle-Neal and the Dodd-Frank Act permit banks to establish new branches on an interstate basis to the same extent a bank chartered by the host state may establish branches. However, as a bank holding company, we are required to obtain prior FRB approval before acquiring more than 5% of a class of voting securities, or substantially all of the assets, of a bank holding company, bank or savings association.

The Change in Bank Control Act prohibits a person or a group of persons from acquiring "control" of a bank holding company or a depository institution, such as the Bancorp or the Bank, unless the FRB has been notified and has not objected to the transaction. Under a rebuttable presumption established by the FRB, the acquisition of 10% or more of a class of voting securities of a bank holding company or a depository institution with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), would, under the circumstances set forth in the presumption, constitute the acquisition of control of such institution. In addition, a company is required to obtain the approval of the FRB under the BHCA before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of any class of outstanding voting securities of a bank holding company, or otherwise obtaining control or a "controlling influence" over that bank holding company. In 2008, the FRB released guidance on minority investments in banks which relaxed the presumption of control for investments of greater than 10% of a class of outstanding voting securities of a bank holding company in certain instances discussed in the guidance. In addition, certain states, including Rhode Island and Massachusetts, have similar statutes that regulate the acquisition of "control" of local depository institutions.

Transactions with Affiliates

Under Sections 23A and 23B of the Federal Reserve Act and Regulation W thereunder, there are various legal restrictions on the extent to which a bank holding company and its nonbank subsidiaries may borrow, obtain credit from or otherwise engage in "covered transactions" with its FDIC-insured depository institution subsidiaries. Such borrowings and other covered transactions by an insured depository institution subsidiary (and its subsidiaries) with its nondepository institution affiliates are limited to the following amounts:

- In the case of one such affiliate, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 10% of the capital stock and surplus of the insured depository institution.
- In the case of all affiliates, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured depository institution.

The Dodd-Frank Act amended the definition of affiliate to include an investment fund for which the depository institution or one of its affiliates is an investment adviser. This change did not affect the Corporation's existing identification of affiliates within its corporate structure. "Covered transactions" are defined by statute for these purposes to include a loan or extension of credit to an affiliate, a purchase of or investment in securities issued by an affiliate, a purchase of assets from an affiliate unless exempted by the FRB, the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any person or company, the issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate, securities borrowing or lending transactions with an affiliated that creates a credit exposure to such affiliate, or a derivatives transaction with an affiliate that creates a credit exposure to such affiliate. Covered transactions are also subject to certain collateral security requirements. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property of any kind, or furnishing of any service.

Regulation R

The GLBA also amended the federal securities laws to eliminate the blanket exceptions that banks traditionally have had from the definition of "broker," "dealer" and "investment adviser" under the Exchange Act. The GLBA provided 11 exceptions from the definition of "broker" in Section 3(a)(4) of the Exchange Act that permit banks to effect securities transactions under certain conditions without registering as broker-dealers with the SEC. Regulation R, which was issued jointly by the SEC and the FRB, implements certain of these exceptions. The FRB and SEC have stated that they will jointly issue any interpretations or no-action letters/guidance regarding Regulation R and consult with each other and the appropriate federal banking agency with respect to formal enforcement actions pursuant to Regulation R.

Volcker Rule Restrictions on Proprietary Trading and Sponsorship of Hedge Funds and Private Equity Funds

The Dodd-Frank Act bars banking organizations, such as the Bancorp, from engaging in proprietary trading and from sponsoring and investing in hedge funds and private equity funds, except as permitted under certain limited circumstances, in a provision commonly referred to as the "Volcker Rule." Under the Dodd-Frank Act, proprietary trading generally means trading by a banking entity or its affiliate for its own account. Hedge funds and private equity funds are described by the Dodd-Frank Act as funds that would be registered under the Investment Company Act but for certain enumerated exemptions. The Volcker Rule restrictions apply to the Bancorp, the Bank and all of their subsidiaries and affiliates.

ERISA

The Bank and Weston Financial are each also subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and related regulations, to the extent it is a "fiduciary" under ERISA with respect to some of its clients. ERISA and related provisions of the Code impose duties on persons who are fiduciaries under ERISA, and prohibit certain transactions involving the assets of each ERISA plan that is a client of the Bank or Weston Financial, as applicable, as well as certain transactions by the fiduciaries (and several other related parties) to such plans.

Corporate Governance and Executive Compensation

Under the Dodd-Frank Act, the SEC has adopted rules granting shareholders a non-binding vote on executive compensation and "golden parachute" payments. Pursuant to modifications of the proxy rules under the Dodd-Frank Act, the Bancorp will be required to disclose the relationship between executive pay and financial performance, the ratio of the median pay of all employees to the pay of the chief executive officer, and employee and director hedging activities. The Dodd-Frank Act also requires that stock exchanges change their listing rules to require that each member of a listed company's compensation committee be independent and be granted the authority and funding to retain independent advisors and to prohibit the listing of any security of an issuer that does not adopt policies governing the claw back of excess executive compensation based on inaccurate financial statements. The federal regulatory agencies have proposed new regulations which prohibit incentive-based compensation arrangements that encourage executives and certain other employees to take inappropriate risks.

The Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley")

Sarbanes-Oxley implemented a broad range of corporate governance and accounting measures for public companies (including publicly-held bank holding companies such as Bancorp) designed to promote honesty and transparency in corporate America. Sarbanes-Oxley's principal provisions, many of which have been interpreted through regulations released in 2003, provide for and include, among other things, (1) requirements for audit committees, including independence and financial expertise; (2) certification of financial statements by the principal executive officer and principal financial officer of the reporting company; (3) standards for auditors and regulation of audits; (4) disclosure and reporting requirements for the reporting company and directors and executive officers; and (5) a range of civil and criminal penalties for fraud and other violations of securities laws.

Privacy and Customer Information Security

The GLBA requires financial institutions to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers to nonaffiliated third parties. In general, the Bank must provide its customers with an annual disclosure that explains its policies and procedures regarding the disclosure of such nonpublic personal information, and, except as otherwise required or permitted by law, the Bank is prohibited from disclosing such information except as provided in such policies and procedures. The GLBA also requires that the Bank develop, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information (as defined under GLBA), to protect against anticipated threats or hazards to the security or integrity of such information; and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. The Bank is also required to send a notice to customers whose "sensitive information" has been compromised if unauthorized use of this information is "reasonably possible." Most of the states, including the states where the Bank operates, have enacted legislation concerning breaches of data security and the duties of the Bank in response to a data breach. Congress continues to consider federal legislation that would require consumer notice of data security breaches. Pursuant to the Fair and Accurate Credit Transactions Act of 2003 (the "FACT Act"), the Bank must also develop and implement a written identity theft prevention program to detect, prevent, and mitigate identity theft in connection with the opening of certain accounts or certain existing accounts. Additionally, the FACT Act amends the Fair Credit Reporting Act to generally prohibit a person from using information received from an affiliate to make a solicitation for marketing purposes to a consumer, unless the consumer is given notice and a reasonable opportunity and a reasonable and simple method to opt out of the making of such solicitations.

Anti-Money Laundering and the Bank Secrecy Act

Under the Bank Secrecy Act ("BSA"), a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction. Financial institutions are generally required to report to the United States Treasury any cash transactions involving more than $10,000. In addition, financial institutions are required to file suspicious activity reports for transactions that involve more than $5,000 and which the financial institution knows, suspects or has reason to suspect involves illegal funds, is designed to evade the requirements of the BSA or has no lawful purpose. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act"), which amended the BSA, is designed to deny terrorists and others the ability to obtain anonymous access to the U.S. financial system. The USA PATRIOT Act has significant implications for financial institutions and businesses of other types involved in the transfer of money. The USA PATRIOT Act, together with the implementing regulations of various federal regulatory agencies, has caused financial institutions, such as the Bank, to adopt and implement additional policies or amend existing policies and procedures with respect to, among other things, anti-money laundering compliance, suspicious activity, currency transaction reporting, customer identity verification and customer risk analysis. In evaluating an application under Section 3 of the BHCA to acquire a bank or an application under the Bank Merger Act to merge banks or effect a purchase of assets and assumption of deposits and other liabilities, the applicable federal banking regulator must consider the anti-money laundering compliance record of both the applicant and the target. In addition, under the USA PATRIOT Act financial institutions are required to take steps to monitor their correspondent banking and private banking relationships as well as, if applicable, their relationships with "shell banks."

Office of Foreign Assets Control ("OFAC")

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These sanctions, which are administered by OFAC, take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (for example, property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences for the Washington Trust.

Consumer Protection Regulation

The Bancorp and the Bank are subject to a number of federal and state laws designed to protect consumers and prohibit unfair or deceptive business practices. These laws include the Equal Credit Opportunity Act, Fair Housing Act, Home Ownership Protection Act, Fair Credit Reporting Act, as amended by the FACT Act, GLBA, Truth in Lending Act, the CRA, the Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act, National Flood Insurance Act and various state law counterparts. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must interact with customers when taking deposits, making loans, collecting loans and providing other services. Further, the Dodd-Frank Act established the CFPB, which has the responsibility for making rules and regulations under the federal consumer protection laws relating to financial products and services. The CFPB also has a broad mandate to prohibit unfair or deceptive acts and practices and is specifically empowered to require certain disclosures to consumers and draft model disclosure forms. Failure to comply with consumer protection laws and regulations can subject financial institutions to enforcement actions, fines and other penalties. The FDIC will examine the Bank for compliance with CFPB rules and enforce CFPB rules with respect to the Bank.

Mortgage Reform

The Dodd-Frank Act prescribes certain standards that mortgage lenders must consider before making a residential mortgage loan, including verifying a borrower's ability to repay such mortgage loan. The Dodd-Frank Act also allows borrowers to assert violations of certain provisions of the Truth-in-Lending Act as a defense to foreclosure proceedings. Under the Dodd-Frank Act, prepayment penalties are prohibited for certain mortgage transactions and creditors are prohibited from financing insurance policies in connection with a residential mortgage loan or home equity line of credit. The Dodd-Frank Act requires mortgage lenders to make additional disclosures prior to the extension of credit, in each billing statement and for negative amortization loans and hybrid adjustable rate mortgages.

Securities and Exchange Commission Availability of Filings

Under Sections 13 and 15(d) of the Exchange Act, periodic and current reports must be filed or furnished with the SEC. You may read and copy any reports, statements or other information filed by Washington Trust with the SEC at its public reference room 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Washington Trust's filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. In addition, Washington Trust makes available free of charge on the Investor Relations section of its website (www.washtrust.com) its annual report on Form 10-K, its quarterly reports on Form 10-Q, current reports on Form 8-K, and exhibits and amendments to those reports as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC. Information on the Washington Trust website is not incorporated by reference into this Annual Report on Form 10-K.

Item 1A. Risk Factors.

Before making any investment decision with respect to our common stock, you should carefully consider the risks described below, in addition to the other information contained in this report and in our other filings with the SEC. The risks and uncertainties described below and in our other filings are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. If any of these known or unknown risks or uncertainties actually occurs, our business, financial condition and results of operations could be impaired. In that event, the market price for our common stock could decline and you may lose your investment. This report is qualified in its entirety by these risk factors.

Our allowance for loan losses may not be adequate to cover actual loan losses.

We are exposed to the risk that our borrowers may default on their obligations. A borrower's default on its obligations under one or more loans may result in lost principal and interest income and increased operating expenses as a result of the allocation of management time and resources to the collection and work-out of the loan. In certain situations, where collection efforts are unsuccessful or acceptable work-out arrangements cannot be reached, Washington Trust may have to write off the loan in whole or in part. In such situations, Washington Trust may acquire real estate or other assets, if any, that secure the loan through foreclosure or other similar available remedies, and often the amount owed under the defaulted loan exceeds the value of the assets acquired.

We periodically make a determination of an allowance for loan losses based on available information, including, but not limited to, the quality of the loan portfolio, certain economic conditions, the value of the underlying collateral and the level of nonaccrual and criticized loans. We rely on our loan quality reviews, our experience and our evaluation of economic conditions, among other factors, in determining the amount of provision required for the allowance for loan losses. Provisions to this allowance result in an expense for the period. If, as a result of general economic conditions, changes to previous assumptions, or an increase in defaulted loans, we determine that additional increases in the allowance for loan losses are necessary, we will incur additional expenses.

Determining the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. At any time, there are likely to be loans in our portfolio that will result in losses but that have not been identified as nonperforming or potential problem credits. We cannot be sure that we will be able to identify deteriorating credits before they become nonperforming assets or that we will be able to limit losses on those loans that are identified. We have in the past been, and in the future may be, required to increase our allowance for loan losses for any of several reasons. Federal and state regulators, in reviewing our loan portfolio as part of a regulatory examination, may request that we increase our allowance for loan losses. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in our allowance for loan losses. In addition, if charge-offs in future periods exceed our allowance for loan losses, we will need additional increases in our allowance for loan losses. Any increases in our allowance for loan losses will result in a decrease in our net income and, possibly, our capital, and could have an adverse effect on our financial condition and results of operations.

For a more detailed discussion on the allowance for loan losses, see additional information disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations-Application of Critical Accounting Policies and Estimates."

Interest rate volatility may reduce our profitability.

Our consolidated results of operations depend, to a large extent, on net interest income, which is the difference between interest income from interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. These rates are highly sensitive to many factors beyond our control, including general economic conditions, both domestic and foreign, and the monetary and fiscal policies of various governmental and regulatory authorities. Washington Trust has adopted asset and liability management policies to minimize the potential adverse effects of changes in interest rates on net interest income, primarily by altering the mix and maturity of loans, investments funding sources, and derivatives. However, even with these policies in place, a change in interest rates can impact our results of operations or financial condition.

The market values of most of our financial assets are sensitive to fluctuations in market interest rates. Fixed-rate investments, mortgage-backed securities and mortgage loans typically decline in value as interest rates rise. Changes in interest rates can also affect the rate of prepayments on mortgage-backed securities, thereby adversely affecting the value of such securities and the interest income generated by them.

Changes in interest rates can also affect the amount of loans that we originate, as well as the value of loans and other interest-earning assets and our ability to realize gains on the sale of such assets and liabilities. Prevailing interest rates also affect the extent to which our borrowers prepay their loans. When interest rates increase, borrowers are less likely to prepay their loans, and when interest rates decrease, borrowers are more likely to prepay loans. Funds generated by prepayments might be reinvested at a less favorable interest rate. Prepayments may adversely affect the value of mortgage loans, the levels of such assets that are retained in our portfolio, net interest income, loan servicing income and capitalized servicing rights.

Increases in interest rates might cause depositors to shift funds from accounts that have a comparatively lower cost, such as regular savings accounts, to accounts with a higher cost, such as certificates of deposit. If the cost of interest-bearing deposits increases at a rate greater than the yields on interest-earning assets increase, our net interest income will be negatively affected. Changes in the asset and liability mix may also affect our net interest income.

For additional discussion on interest rate risk, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - "Asset / Liability Management and Interest Rate Risk."

Our loan portfolio includes commercial loans, which are generally riskier than other types of loans.
At December 31, 2011, commercial loans represented 52% of our loan portfolio. Commercial loans generally carry larger loan balances and involve a higher risk of nonpayment or late payment than residential mortgage loans. These loans may lack standardized terms and may include a balloon payment feature. The ability of a borrower to make or refinance a balloon payment may be affected by a number of factors, including the financial condition of the borrower, prevailing economic conditions and prevailing interest rates. Repayment of these loans is generally more dependent on the economy and the successful operation of a business. Because of the risks associated with commercial loans, we may experience higher rates of default than if the portfolio were more heavily weighted toward residential mortgage loans. Higher rates of default could have an adverse effect on our financial condition and results of operations.

Environmental liability associated with our lending activities could result in losses.
In the course of business, we may acquire, through foreclosure, properties securing loans we have originated that are in default. While we believe that our credit granting process incorporates appropriate procedures for the assessment of environmental contamination risk, there is a risk that hazardous substances could be discovered on these properties, particularly in commercial real estate lending. In this event, we might be required to remove these substances from the affected properties at our sole cost and expense. The cost of this removal could substantially exceed the value of affected properties. We may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties. These events could have an adverse effect on our financial condition and results of operations.

Our wealth management business is highly regulated, and the regulators have the ability to limit or restrict our activities and impose fines or suspensions on the conduct of our business.
We offer wealth management services through the Bank and its subsidiary, Weston Financial, a registered investment adviser under the Investment Advisers Act of 1940. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary, record keeping, operational and disclosure obligations. We are also subject to the provisions and regulations of ERISA to the extent that we act as a "fiduciary" under ERISA with respect to certain of our clients. ERISA and the applicable provisions of the federal tax laws impose a number of duties on persons who are fiduciaries under ERISA and prohibit certain transactions involving the assets of each ERISA plan which is a client, as well as certain transactions by the fiduciaries (and certain other related parties) to such plans. In addition, applicable law provides that all investment contracts with mutual fund clients may be terminated by the clients, without penalty, upon no more than 60 days notice. Investment contracts with institutional and other clients are typically terminable by the client, also without penalty, upon 30 days notice. Changes in these laws or regulations could have a material adverse impact on our profitability and mode of operations.

The market value of wealth management assets under administration may be negatively affected by changes in economic and market conditions.
Revenues from wealth management services represented 21% of our total revenues for 2011. A substantial portion of these fees are dependent on the market value of wealth management assets under administration, which are primarily marketable securities. Changes in domestic and foreign economic conditions, volatility in financial markets, and general trends in business and finance, all of which are beyond our control, could adversely impact the market value of these assets and the fee revenues derived from the management of these assets.

We may not be able to attract and retain wealth management clients at current levels.
Due to strong competition, our wealth management division may not be able to attract and retain clients at current levels. Competition is strong because there are numerous well-established and successful investment management and wealth advisory firms including commercial banks and trust companies, investment advisory firms, mutual fund companies, stock brokerage firms, and other financial companies. Many of our competitors have greater resources than we have.

Our ability to successfully attract and retain wealth management clients is dependent upon our ability to compete with competitors' investment products, level of investment performance, client services and marketing and distribution capabilities. If we are not successful, our results of operations and financial condition may be negatively impacted.

Wealth management revenues are primarily derived from investment management (including mutual funds), trust fees and financial planning services. Most of our investment management clients may withdraw funds from accounts under management generally at their sole discretion. Financial planning contracts must typically be renewed on an annual basis and are terminable upon relatively short notice. The financial performance of our wealth management business is a significant factor in our overall results of operations and financial condition.

We are subject to liquidity risk.
Liquidity is the ability to meet cash flow needs on a timely basis at a reasonable cost. Our liquidity is used principally to originate or purchase loans, to repay deposit liabilities and other liabilities when they come due, and to fund operating costs. Customer demand for non-maturity deposits can be difficult to predict. Changes in market interest rates, increased competition within our markets, and other factors may make deposit gathering more difficult. Disruptions in the capital markets or interest rate changes may make the terms of wholesale funding sources - which include FHLBB advances, brokered certificates of deposit, federal funds purchased and securities sold under repurchase agreements - less favorable and may make it difficult to sell securities when needed to provide additional liquidity. As a result, there is a risk that the cost of funding will increase or that we will not have sufficient funds to meet our obligations when they come due.

We have credit and market risk inherent in our securities portfolio.
We maintain a diversified securities portfolio, which includes mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises, obligations of U.S. government-sponsored agencies, securities issued by state and political subdivisions, trust preferred debt securities issued primarily by financial service companies, and corporate debt securities. We also invest in capital securities, which include common and perpetual preferred stocks. We seek to limit credit losses in our securities portfolios by generally purchasing only highly-rated securities. Significant credit market anomalies may impact the valuation and liquidity of our securities including conditions such as reduced market liquidity, increased normal bid-asked spreads and increased uncertainty of market participants. Such illiquidity could reduce the market value of our securities, even those with no apparent credit exposure. The valuation of our securities requires judgment and as market conditions change security values may also change.

If we are required to write-down goodwill recorded in connection with our acquisitions, our profitability would be negatively impacted.
Applicable accounting standards require us to use the purchase method of accounting for all business combinations. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of the company's net assets, the excess is carried on the acquirer's balance sheet as goodwill. At December 31, 2011, we had $58.1 million of goodwill on our balance sheet. Goodwill must be evaluated for impairment at least annually. Write-downs of the amount of any impairment, if necessary, are to be charged to the results of operations in the period in which the impairment occurs. There can be no assurance that future evaluations of goodwill will not result in findings of impairment and related write-downs, which would have an adverse effect on our financial condition and results of operations.

We may not be able to compete effectively against larger financial institutions in our increasingly competitive industry.
We compete with larger bank and non-bank financial institutions for loans and deposits in the communities we serve, and we may face even greater competition in the future due to legislative, regulatory and technological changes and continued consolidation. Many of our competitors have significantly greater resources and lending limits than we have. Banks and other financial services firms can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automated transfer and automatic payment systems. Many competitors have fewer regulatory constraints and may have lower cost structures than we do. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can. Our long-term success depends on the ability of the Washington Trust to compete successfully with other financial institutions in the Washington Trust's service areas.

We may be unable to attract and retain key personnel.
Our success depends, in large part, on our ability to attract and retain key personnel. Competition for qualified personnel in the financial services industry can be intense and we may not be able to hire or retain the key personnel that we depend upon for success. The unexpected loss of services of one or more of our key personnel could have a material adverse

impact on our business because of their skills, knowledge of the markets in which we operate, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

Damage to our reputation could significantly harm our business, including our competitive position and business prospects.

Our ability to attract and retain customers and employees could be adversely affected if our reputation is damaged. Our actual or perceived failure to address various issues could give rise to reputational risk that could cause harm to us and our business prospects. These issues also include, but are not limited to, legal and regulatory requirements; properly maintaining customer and employee personal information; record keeping; money-laundering; sales and trading practices; ethical issues; appropriately addressing potential conflicts of interest; and the proper identification of the legal, reputational, credit, liquidity and market risks inherent in our products. Failure to appropriately address any of these issues could also give rise to additional regulatory restrictions and legal risks, which could, among other consequences, increase the size and number of litigation claims and damages asserted or subject us to enforcement actions, fines and penalties and cause us to incur related costs and expenses.

Difficult market conditions and economic trends in the real estate market have adversely affected our industry and our business.

We are particularly affected by downturns in the U.S. real estate market. Declines in the real estate market over the past several years, with decreasing property values and increasing delinquencies and foreclosures, may have a negative impact on the credit performance of commercial and construction, mortgage, and consumer loan portfolios resulting in significant write-downs of assets by many financial institutions as the values of real estate collateral supporting many loans have declined significantly. In addition, general downward economic trends and continued high levels of unemployment, among other factors, have led to erosion of customer confidence, a reduction in general business activity and increased market volatility. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets have adversely affected our business, financial condition, results of operations and stock price. A worsening of these economic conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the industry. Our ability to properly assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions. Accordingly, if these market conditions and trends continue, we may experience increases in foreclosures, delinquencies, write-offs and customer bankruptcies, as well as more restricted access to funds.

Deterioration in the southern New England economy could adversely affect our financial condition and results of operations.

Washington Trust primarily serves individuals and businesses located in southern New England. As a result, a significant portion of our earnings are closely tied to the economy of that region. Deterioration in Washington Trust's market could result in the following consequences:

- loan delinquencies may increase;
- problem assets and foreclosures may increase;
- demand for our products and services may decline;
- collateral for our loans may decline in value, in turn reducing a customer's borrowing power and reducing the value of collateral securing a loan; and
- the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

We operate in a highly regulated industry, and laws and regulations, or changes in them, could limit or restrict our activities and could have an adverse impact in our operations.

We are subject to regulation and supervision by the FRB, and the Bank is subject to regulation and supervision by the Rhode Island Division of Banking and the FDIC, as the insurer of the Bank's deposits. The FDIC and the Rhode Island Division of Banking have the power to issue cease and desist orders to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulation, and the FRB possesses similar powers with respect to bank holding companies.

The Dodd-Frank Act comprehensively reformed the regulation of financial institutions, products and services. Because many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, it is difficult to forecast the impact that such rulemaking will have on us, our customers or the financial industry. Certain provisions of the Dodd-Frank Act that affect deposit insurance assessments, the payment of interest on demand deposits and interchange fees could increase the costs associated with the Bank's deposit-generating activities, as well as place limitations on the revenues that those deposits may generate. For example, while the FRB has proposed rules pursuant to the Dodd-Frank Act governing debit card interchange fees that apply to institutions with greater than $10 billion in assets, market forces may effectively require all banks to adopt debit card interchange fee structures that comply with these rules.

Among other things, the Dodd-Frank Act established the Consumer Financial Protection Bureau, or the "CFPB," as an independent bureau of the FRB. The CFPB has the authority to prescribe rules for all depository institutions governing the provision of consumer financial products and services, which may result in rules and regulations that reduce the profitability of such products and services or impose greater costs on us and our subsidiaries. The Bank will continue to be examined by the FDIC for compliance with such rules. The Dodd-Frank Act established new minimum mortgage underwriting standards for residential mortgages and the regulatory agencies have focused on the examination and supervision of mortgage lending and servicing activities. Over the past year there has been a heightened regulatory scrutiny of consumer fees, which may result in new disclosure requirements or regulations regarding the fees that the Bank may charge for products and services.

Regulators may raise capital requirements above current levels in connection with the implementation of Basel III, the Dodd-Frank Act or otherwise, which may require us and our banking subsidiary to hold additional capital that could limit the manner in which we and the Bank conduct our business and obtain financing. Furthermore, the imposition of liquidity requirements in connection with the implementation of Basel III in the United States, or otherwise, could result in us and the Bank having to lengthen the term of our funding, restructure our business models, and/or increase our holdings of liquid assets. If the federal banking agencies implement a capital conservation buffer and/or a countercyclical capital buffer, as proposed in Basel III, a failure by us or the Bank to satisfy the applicable buffer's requirements would limit our ability to make distributions, including paying out dividends or buying back shares.

The FDIC's restoration plan and the related increased assessment rate could adversely affect our financial condition and results of operations.

The FDIC insures deposits at FDIC-insured depository institutions, such as Washington Trust, up to applicable limits. As a result of recent economic conditions and the enactment of the Dodd-Frank Act, the FDIC has increased the assessment of deposit insurance premiums on the banking industry. If deposit insurance premiums are insufficient for the deposit insurance fund of the FDIC to meet its funding requirements, there may need to be further special assessments or increases in deposit insurance premiums. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the current levels. Any future additional assessments, increases or required prepayments in FDIC insurance premiums may materially adversely affect results of operations, including by reducing our profitability or limiting our ability to pursue certain business opportunities.

Changes in accounting standards can materially impact our financial statements.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, the Financial Accounting Standards Board or regulatory authorities change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements.

We are a holding company and depend on The Washington Trust Company for dividends, distributions and other payments.

We are a separate and distinct legal entity from The Washington Trust Company and depend on dividends, distributions and other payments from the Bank to fund dividend payments on our common stock. The Bank is subject to laws that authorize regulatory bodies to block or reduce the payment of cash dividends or other distributions from it to us. Regulatory action of that kind could impede access to funds we need to make payments on our dividend payments. Additionally, if the Bank's earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, we may not be able to make dividend payments to our common shareholders.

Holders of our common stock are entitled to receive dividends only when, as and if declared by our board of directors. Although we have historically declared cash dividends on our common stock, we are not required to do so and our Board of Directors may reduce or eliminate our common stock dividend in the future. Further, the FRB has issued guidelines for evaluating proposals by large bank holding companies to increase dividends or repurchase or redeem shares, which includes a requirement for such firms to develop a capital distribution plan. The FRB has indicated that it is considering expanding these requirements to cover all bank holding companies, which may in the future restrict our ability to pay dividends. A reduction or elimination of dividends could adversely affect the market price of our common stock.

We are subject to operational risk that could adversely affect our business.
We are subject to certain operational risks, including, but not limited to, data processing system failures and errors, inadequate or failed internal processes, customer or employee fraud and catastrophic failures resulting from terrorist acts or natural disasters. We depend upon data processing, software, communication, and information exchange on a variety of computing platforms and networks and over the Internet. Despite instituted safeguards, we cannot be certain that all of its systems are entirely free from vulnerability to attack or other technological difficulties or failures. If information security is breached or other technology difficulties or failures occur, information may be lost or misappropriated, services and operations may be interrupted and we could be exposed to claims from customers. While we maintain a system of internal controls and procedures, any of these results could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our common stock is not insured by any governmental entity.
Our common stock is not a deposit account or other obligation of any bank and is not insured by the FDIC or any other governmental entity.

Our stock price can be volatile.
The price of our common stock can fluctuate widely in response to a variety of factors. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly. Some of the factors that could cause fluctuations or declines in the price of our common stock include, but are not limited to, actual or anticipated variations in reported operating results, recommendations by securities analysts, the level of trading activity in our common stock, new services or delivery systems offered by competitors, business combinations involving our competitors, operating and stock price performance of companies that investors deem to be comparable to Washington Trust, news reports relating to trends or developments in the credit, mortgage and housing markets as well as the financial services industry, and changes in government regulations.

We may need to raise additional capital in the future and such capital may not be available when needed.
As a bank, we are required by regulatory authorities to maintain adequate levels of capital to support our operations. We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial performance. We cannot assure you that such capital will be available to us on acceptable terms or at all. Our inability to raise sufficient additional capital on acceptable terms when needed could subject us to certain activity restrictions or to a variety of enforcement remedies available to the regulatory authorities, including limitations on our ability to pay dividends or pursue acquisitions, the issuance by regulatory authorities of a capital directive to increase capital and the termination of deposit insurance by the FDIC.

Certain provisions of our articles of incorporation may have an anti-takeover effect.
Provisions of our articles of incorporation and regulations and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. The combination of these provisions may inhibit a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock.

ITEM 1B. Unresolved Staff Comments.
None.

GUIDE 3 Statistical Disclosures

The information required by Securities Act Guide 3 "Statistical Disclosure by Bank Holding Companies" is located on the pages noted below.

ITEM 2. Properties.

Washington Trust is headquartered at 23 Broad Street, Westerly, Rhode Island. As of December 31, 2011, the Bank has ten branch offices located in southern Rhode Island (Washington County), six branch offices located in the greater Providence area in Rhode Island and two branch offices located in southeastern Connecticut. In addition, Washington Trust has a commercial lending office located in the financial district of Providence, Rhode Island, and three residential mortgage lending offices located in Sharon and Burlington, Massachusetts and Glastonbury, Connecticut. Washington Trust also provides wealth management services from its offices located in Westerly, Narragansett and Providence, Rhode Island and Wellesley, Massachusetts. Washington Trust has two operations facilities and an additional corporate office located in Westerly, Rhode Island.

At December 31, 2011, ten of the Corporation's facilities were owned, seventeen were leased and one branch office was owned on leased land. Lease expiration dates range from four months to twenty-four years with renewal options on certain leases of two to twenty-five years. All of the Corporation's properties are considered to be in good condition and adequate for the purpose for which they are used.

In addition to the locations mentioned above, the Bank has two owned offsite-ATMs in leased spaces. The terms of one of these leases are negotiated annually. The lease term for the second offsite-ATM expires in eight months and is currently under negotiation for renewal.

The Bank also operates ATMs that are branded with the Bank's logo under contracts with a third party vendor located in retail stores and other locations primarily in Rhode Island, and to a lesser extent in southeastern Connecticut and southeastern Massachusetts.

For additional information regarding premises and equipment and lease obligations see Notes 7 and 19 to the Consolidated Financial Statements.

ITEM 3. Legal Proceedings.

The Corporation is involved in various claims and legal proceedings arising out of the ordinary course of business. Management is of the opinion, based on its review with counsel of the development of such matters to date, that the ultimate disposition of such other matters will not materially affect the consolidated financial position or results of operations of the Corporation.

ITEM 4. Mine Safety Disclosures.

Not applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Bancorp's common stock trades on the NASDAQ Global Select® Market under the symbol WASH.

The quarterly common stock price ranges and dividends paid per share for the years ended December 31, 2011 and 2010 are presented in the following table. The stock prices are based on the high and low sales prices during the respective quarter.

2011	Quarters	1	2	3	4
Stock prices:					
High		$24.96	$24.00	$23.65	$24.72
Low		19.83	21.50	18.67	18.62
Cash dividend declared per share		$0.22	$0.22	$0.22	$0.22

2010	Quarters	1	2	3	4
Stock prices:					
High		$20.09	$20.44	$20.48	$22.71
Low		14.50	16.84	16.70	18.53
Cash dividend declared per share		$0.21	$0.21	$0.21	$0.21

The Bancorp will continue to review future common stock dividends based on profitability, financial resources and economic conditions. The Bancorp (including the Bank prior to 1984) has recorded consecutive quarterly dividends for over 100 years.

The Bancorp's primary source of funds for dividends paid to shareholders is the receipt of dividends from the Bank. A discussion of the restrictions on the advance of funds or payment of dividends by the Bank to the Bancorp is included in Note 12 to the Consolidated Financial Statements.

At February 24, 2012 there were 1,883 holders of record of the Bancorp's common stock.

See additional disclosures on Equity Compensation Plan Information in Part III, Item 12 "Security Ownership of Certain Beneficial Owners and Management."

The Bancorp did not repurchase any shares during the fourth quarter of 2011.

Stock Performance Graph

Set forth below is a line graph comparing the cumulative total shareholder return on the Corporation's common stock against the cumulative total return of the NASDAQ Bank Stocks index and the NASDAQ Stock Market (U.S.) for the five years ended December 31. The historical information set forth below is not necessarily indicative of future performance.

The results presented assume that the value of the Corporation's common stock and each index was $100.00 on December 31, 2006. The total return assumes reinvestment of dividends.

Washington Trust Bancorp, Inc. – Total Return Performance



$125
$100
$75
$50
$25
Washington Trust Bancorp, Inc.
NASDAQ Bank Stocks
NASDAQ Stock Market (U.S.)
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11

For the period ending December 31,	2006	2007	2008	2009	2010	2011
Washington Trust Bancorp, Inc.	$100.00	$93.25	$75.69	$62.68	$91.87	$104.19
NASDAQ Bank Stocks	$100.00	$80.09	$62.84	$52.60	$60.04	$53.74
NASDAQ Stock Market (U.S.)	$100.00	$110.66	$66.42	$96.54	$114.06	$113.16

ITEM 6. Selected Financial Data.

The selected consolidated financial data set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information including the Consolidated Financial Statements and related Notes, and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this Annual Report on Form 10-K. Certain prior period amounts have been reclassified to conform to current year classification.

Selected Financial Data	(Dollars in thousands, except per share amounts)				
At or for the years ended December 31,	2011	2010	2009	2008	2007
Financial Results:					
Interest income	$121,346	$123,254	$129,630	$140,662	$136,434
Interest expense	36,391	46,063	63,738	75,149	76,490
Net interest income	84,955	77,191	65,892	65,513	59,944
Provision for loan losses	4,700	6,000	8,500	4,800	1,900
Net interest income after provision for loan losses	80,255	71,191	57,392	60,713	58,044
Noninterest income:					
Net realized gains on sales of securities	698	729	314	2,224	455
Net other-than-temporary impairment losses on securities	(191)	(417)	(3,137)	(5,937)	—
Other noninterest income	52,257	48,161	45,476	44,550	45,294
Total noninterest income	52,764	48,473	42,653	40,837	45,749
Noninterest expense	90,373	85,311	77,603	72,059	69,146
Income before income taxes	42,646	34,353	22,442	29,491	34,647
Income tax expense	12,922	10,302	6,346	7,319	10,847
Net income	$29,724	$24,051	$16,096	$22,172	$23,800
Per share information ($):					
Earnings per share:					
Basic	1.82	1.49	1.01	1.59	1.78
Diluted	1.82	1.49	1.00	1.57	1.75
Cash dividends declared (1)	0.88	0.84	0.84	0.83	0.80
Book value	17.27	16.63	15.89	14.75	13.97
Market value - closing stock price	23.86	21.88	15.58	19.75	25.23
Performance Ratios (%):					
Return on average assets	1.02	0.82	0.55	0.82	0.99
Return on average shareholders' equity	10.61	9.09	6.56	11.12	13.48
Average equity to average total assets	9.57	9.08	8.40	7.35	7.33
Dividend payout ratio (2)	48.35	56.38	84.00	52.87	45.71
Asset Quality Ratios (%):					
Total past due loans to total loans	1.22	1.27	1.64	0.96	0.45
Nonperforming loans to total loans	0.99	0.93	1.43	0.42	0.27
Nonperforming assets to total assets	0.81	0.79	1.06	0.30	0.17
Allowance for loan losses to nonaccrual loans	140.33	154.42	99.75	305.07	471.12
Allowance for loan losses to total loans	1.39	1.43	1.43	1.29	1.29
Net charge-offs to average loans	0.17	0.24	0.25	0.08	0.03
Capital Ratios (%):					
Tier 1 leverage capital ratio	8.70	8.25	7.82	7.53	6.09
Tier 1 risk-based capital ratio	11.61	11.53	11.14	11.29	9.10
Total risk-based capital ratio	12.86	12.79	12.40	12.54	10.39

(1) Represents historical per share dividends declared by the Bancorp.
(2) Represents the ratio of historical per share dividends declared by the Bancorp to diluted earnings per share.

Selected Financial Data (Dollars in thousands)

December 31,	2011	2010	2009	2008	2007
Assets:					
Cash and cash equivalents	$87,020	$92,736	$57,260	$58,190	$41,112
Total securities	593,392	594,100	691,484	866,219	751,778
FHLBB stock	42,008	42,008	42,008	42,008	31,725
Loans:					
Commercial and other	1,124,628	1,027,065	984,550	880,313	680,266
Residential real estate	700,414	645,020	605,575	642,052	599,671
Consumer	322,117	323,553	329,543	316,789	293,715
Total loans	2,147,159	1,995,638	1,919,668	1,839,154	1,573,652
Less allowance for loan losses	29,802	28,583	27,400	23,725	20,277
Net loans	2,117,357	1,967,055	1,892,268	1,815,429	1,553,375
Investment in bank-owned life insurance	53,783	51,844	44,957	43,163	41,363
Goodwill and other intangibles	65,015	65,966	67,057	68,266	61,912
Other assets	105,523	95,816	89,439	72,191	58,675
Total assets	$3,064,098	$2,909,525	$2,884,473	$2,965,466	$2,539,940
Liabilities:					
Deposits:					
Demand deposits	$339,809	$228,437	$194,046	$172,771	$175,542
NOW accounts	257,031	241,974	202,367	171,306	164,944
Money market accounts	406,777	396,455	403,333	305,879	321,600
Savings accounts	243,904	220,888	191,580	173,485	176,278
Time deposits	878,794	948,576	931,684	967,427	807,841
Total deposits	2,126,315	2,036,330	1,923,010	1,790,868	1,646,205
FHLBB advances	540,450	498,722	607,328	829,626	616,417
Junior subordinated debentures	32,991	32,991	32,991	32,991	22,681
Other borrowings	19,758	23,359	21,501	26,743	32,560
Other liabilities	63,233	49,259	44,697	50,127	35,564
Shareholders' equity	281,351	268,864	254,946	235,111	186,513
Total liabilities and shareholders' equity	$3,064,098	$2,909,525	$2,884,473	$2,965,466	$2,539,940

Asset Quality:					
Nonaccrual loans	$21,237	$18,510	$27,470	$7,777	$4,304
Nonaccrual investment securities	887	806	1,065	633	—
Property acquired through foreclosure or repossession	2,647	3,644	1,974	392	—
Total nonperforming assets	$24,771	$22,960	$30,509	$8,802	$4,304

Wealth Management Assets:					
Market value of assets under administration	$3,900,061	$3,967,207	$3,735,646	$3,097,729	$3,636,831

Selected Quarterly Financial Data (Dollars and shares in thousands, except per share amounts)

2011	Q1	Q2	Q3	Q4	Year
Interest income	$29,892	$30,413	$30,534	$30,507	$121,346
Interest expense	9,565	9,349	8,985	8,492	36,391
Net interest income	20,327	21,064	21,549	22,015	84,955
Provision for loan losses	1,500	1,200	1,000	1,000	4,700
Net interest income after provision for loan losses	18,827	19,864	20,549	21,015	80,255
Noninterest income:					
Net realized gains on sales of securities	(29)	226	—	501	698
Net other-than-temporary impairment losses on securities	(33)	—	(158)	—	(191)
Other noninterest income	11,759	13,059	13,114	14,325	52,257
Total noninterest income	11,697	13,285	12,956	14,826	52,764
Noninterest expense	20,740	22,264	22,595	24,774	90,373
Income before income taxes	9,784	10,885	10,910	11,067	42,646
Income tax expense	2,984	3,320	3,328	3,290	12,922
Net income	$6,800	$7,565	$7,582	$7,777	$29,724
Weighted average common shares outstanding - basic	16,197.2	16,251.6	16,277.8	16,288.1	16,254.0
Weighted average common shares outstanding - diluted	16,229.8	16,284.3	16,293.7	16,326.5	16,283.9
Per share information: Basic earnings per common share	$0.42	$0.46	$0.46	$0.48	$1.82
Diluted earnings per common share	$0.42	$0.46	$0.46	$0.47	$1.82
Cash dividends declared per share	$0.22	$0.22	$0.22	$0.22	$0.88

Selected Quarterly Financial Data (Dollars and shares in thousands, except per share amounts)

2010	Q1	Q2	Q3	Q4	Year
Interest income	$30,864	$30,854	$31,152	$30,384	$123,254
Interest expense	12,860	12,021	11,051	10,131	46,063
Net interest income	18,004	18,833	20,101	20,253	77,191
Provision for loan losses	1,500	1,500	1,500	1,500	6,000
Net interest income after provision for loan losses	16,504	17,333	18,601	18,753	71,191
Noninterest income:					
Net realized gains on sales of securities	—	—	737	(8)	729
Net other-than-temporary impairment losses on securities	(63)	(354)	—	—	(417)
Other noninterest income	10,530	11,513	12,702	13,416	48,161
Total noninterest income	10,467	11,159	13,439	13,408	48,473
Noninterest expense	19,677	20,983	22,855	21,796	85,311
Income before income taxes	7,294	7,509	9,185	10,365	34,353
Income tax expense	2,122	2,211	2,815	3,154	10,302
Net income	$5,172	$5,298	$6,370	$7,211	$24,051
Weighted average common shares outstanding - basic	16,057.7	16,104.6	16,131.4	16,160.6	16,113.9
Weighted average common shares outstanding - diluted	16,063.9	16,111.3	16,136.3	16,182.7	16,122.5
Per share information: Basic earnings per common share	$0.32	$0.33	$0.39	$0.44	$1.49
Diluted earnings per common share	$0.32	$0.33	$0.39	$0.44	$1.49
Cash dividends declared per share	$0.21	$0.21	$0.21	$0.21	$0.84

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following analysis is intended to provide the reader with a further understanding of the consolidated financial condition and results of operations of the Corporation for the periods shown. For a full understanding of this analysis, it should be read in conjunction with other sections of this Annual Report on Form 10-K, including Part I, "Item 1. Business", Part II, "Item 6. Selected Financial Data" and Part II, "Item 8. Financial Statements and Supplementary Data." Certain prior year amounts have been reclassified to conform to current year classification.

Forward-Looking Statements

This report contains statements that are "forward-looking statements." We may also make written or oral forward-looking statements in other documents we file with the SEC, in our annual reports to shareholders, in press releases and other written materials, and in oral statements made by our officers, directors or employees. You can identify forward-looking statements by the use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume," "outlook," "will," "should," and other expressions that predict or indicate future events and trends and which do not relate to historical matters. You should not rely on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Corporation. These risks, uncertainties and other factors may cause the actual results, performance or achievements of the Corporation to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause these differences include the following: changes in general national, regional or international economic conditions or conditions affecting the banking or financial services industries or financial capital markets, volatility and disruption in national and international financial markets, government intervention in the U.S. financial system, reductions in net interest income resulting from interest rate volatility as well as changes in the balance and mix of loans and deposits, reductions in the market value of wealth management assets under administration, changes in the value of securities and other assets, reductions in loan demand, changes in loan collectibility, default and charge-off rates, changes in the size and nature of the Corporation's competition, changes in legislation or regulation and accounting principles, policies and guidelines such as the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and changes in the assumptions used in making such forward-looking statements. In addition, the factors described under "Risk Factors" in Item 1A of this Annual Report on Form 10-K may result in these differences. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this report, and we assume no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Critical Accounting Policies and Estimates

Accounting policies involving significant judgments, estimates and assumptions by management, which have, or could have, a material impact on the carrying value of certain assets and impact income are considered critical accounting policies. The Corporation considers the following to be its critical accounting policies: allowance for loan losses, review of goodwill and intangible assets for impairment and valuation of investment securities for impairment.

Allowance for Loan Losses

Determining an appropriate level of allowance for loan losses necessarily involves a high degree of judgment. The Corporation uses a methodology to systematically measure the amount of estimated loan loss exposure inherent in the loan portfolio for purposes of establishing a sufficient allowance for loan losses. The methodology includes three elements:

(1) Loss allocations are identified for individual loans deemed to be impaired in accordance with GAAP. Impaired loans are loans for which it is probable that the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreements and all loans restructured in a troubled debt restructuring. Impaired loans do not include large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, which consist of most residential mortgage loans and consumer loans. Impairment is measured on a discounted cash flow method based upon the loan's contractual effective interest rate, or at the loan's observable market price, or if the loan is collateral dependent, at the fair value of the collateral less costs to sell. For collateral dependent loans, management may adjust appraised values to reflect estimated market value declines or apply other discounts to appraised values for unobservable factors resulting from its knowledge of circumstances associated with the property.

(2) Loss allocation factors are used for non-impaired loans based on credit grade, loss experience, delinquency factors and other similar economic indicators.

Individual commercial loans and commercial mortgage loans not deemed to be impaired are evaluated using an internal rating system and the application of loss allocation factors. The loan rating system is described under the caption "Credit Quality Indicators" in Note 5 to the Consolidated Financial Statements. The loan rating system and the related loss allocation factors take into consideration parameters including the borrower's financial condition, the borrower's performance with respect to loan terms, and the adequacy of collateral. We periodically reassess and revise the loss allocation factors used in the assignment of loss exposure to appropriately reflect our analysis of migrational loss experience. We analyze historical loss experience over periods deemed to be relevant to the inherent risk of loss in the commercial loans and commercial mortgage loan portfolios as of the balance sheet date. We adjust loss allocations for various factors including trends in real estate values, trends in rental rates on commercial real estate, consideration of general economic conditions, and our assessments of credit risk associated with certain industries and an ongoing trend toward larger credit relationships.

Portfolios of more homogeneous populations of loans, including the various categories of residential mortgages and consumer loans are analyzed as groups taking into account delinquency ratios and other indicators and our historical loss experience for each type of credit product. We analyze historical loss experience over periods deemed to be relevant to the inherent risk of loss in residential mortgage and consumer loan portfolios as of the balance sheet date. We periodically update these analyses and adjust the loss allocations for various factors that we believe are not adequately presented in historiçal loss experience including trends in real estate values, changes in unemployment levels and increases in delinquency levels. These factors are also evaluated taking into account the geographic location of the underlying loans.

(3) An additional unallocated allowance is maintained based on a judgmental process whereby management considers qualitative and quantitative assessments of other environmental factors, including, but not limited to, portfolio composition; regional concentration; trends in and severity of credit quality metrics; economic trends and business conditions; conditions that may affect the collateral position such as environmental matters, tax liens, and regulatory changes affecting the foreclosure process; and conditions that may affect the ability of borrowers to meet debt service requirements.

Because the methodology is based upon historical loss experience and trends, current economic data as well as management's judgment, factors may arise that result in different estimations. Significant factors that could give rise to changes in these estimates may include, but are not limited to, changes in economic conditions in our market area, concentration of risk, and declines in local property values. In addition, various regulatory agencies periodically review the allowance for loans losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination. Adversely different conditions or assumptions could lead to increases in the allowance. As of December 31, 2011, management believes that the allowance is adequate and consistent with asset quality and delinquency indicators.

The Corporation's Audit Committee of the Board of Directors is responsible for oversight of the loan review process. This process includes review of the Bank's procedures for determining the adequacy of the allowance for loan losses, administration of its internal credit rating systems and the reporting and monitoring of credit granting standards.

Review of Goodwill and Identifiable Intangible Assets for Impairment

Goodwill is recorded as part of the Corporation's acquisitions of businesses where the purchase price exceeds the fair market value of the net tangible and identifiable intangible assets. Goodwill is not amortized, but rather is subject to ongoing periodic impairment tests at least annually or more frequently upon the occurrence of significant adverse events. See Part I, Item 1A, "Risk Factors" for additional information. Goodwill was reviewed in 2011 by performing a discounted cash flow analysis ("income approach") and by estimates of selected market information ("market approach") for both the commercial banking and the wealth management segments of the Corporation. The values determined using the income approach and the market approach were weighted equally for each segment. The results of the 2011 review indicated that the fair value significantly exceeded the carrying value for both segments.

For acquisitions accounted for using the purchase method of accounting, assets acquired and liabilities assumed are required to be recorded at their fair value. Intangible assets acquired are primarily comprised of wealth management advisory contracts. The value of this intangible asset was estimated using valuation techniques, based on discounted cash flow analysis. This intangible asset is being amortized over the period the asset is expected to contribute to the cash flows of the Corporation, which reflect the expected pattern of benefit. This intangible asset is subject to an impairment test in accordance with GAAP. The carrying value of the wealth management advisory contracts is reviewed for impairment on an annual basis, or sooner, whenever events or changes in circumstances indicate that their carrying amount may not be fully recoverable. Wealth management assets under administration are analyzed to determine if there has been a reduction since acquisition that could indicate possible impairment of the advisory contracts. Impairment would be recognized if the carrying value exceeded the sum of the undiscounted expected future cash flows from the intangible assets. Impairment would result in a write-down to the estimated fair value based on the anticipated discounted future cash flows. The remaining useful life of an intangible asset that is being amortized is also evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

The Corporation makes certain estimates and assumptions that affect the determination of the expected future cash flows from the advisory contracts. These estimates and assumptions include account attrition, market appreciation for wealth management assets under administration and anticipated fee rates, projected costs and other factors. Significant changes in these estimates and assumptions could cause a different valuation for the intangible assets. Changes in the original assumptions could change the amount of the intangible recognized and the resulting amortization. Subsequent changes in assumptions could result in recognition of impairment of the intangible assets.

These assumptions used in the impairment tests of goodwill and intangible assets are susceptible to change based on changes in economic conditions and other factors. Significant assumptions used to test goodwill for impairment include estimated discount rates and the timing and amount of projected cash flows. Any change in the estimates which the Corporation uses to determine the carrying value of the Corporation's goodwill and identifiable intangible assets, or which otherwise adversely affects their value or estimated lives could adversely affect the Corporation's results of operations. See Note 8 to the Consolidated Financial Statements for additional information.

Valuation of Investment Securities for Impairment

Securities that the Corporation has the ability and intent to hold until maturity are classified as held-to-maturity and are accounted for using historical cost, adjusted for amortization of premium and accretion of discount. Securities available for sale are carried at fair value, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss in shareholders' equity. The fair values of securities are based on either quoted market prices, third party pricing services or third party valuation specialists. When the fair value of an investment security is less than its amortized cost basis, the Corporation assesses whether the decline in value is other-than-temporary. The Corporation considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for impairment, the severity and duration of the impairment, changes in the value subsequent to the reporting date, forecasted performance of the issuer, changes in the dividend or interest payment practices of the issuer, changes in the credit rating of the issuer or the specific security, and the general market condition in the geographic area or industry the issuer operates in.

Future adverse changes in market conditions, continued poor operating results of the issuer, projected adverse changes in cash flows which might impact the collection of all principal and interest related to the security, or other factors could result in further losses that may not be reflected in an investment's current carrying value, possibly requiring an additional impairment charge in the future.

Debt Securities:

In determining whether an other-than-temporary impairment has occurred for debt securities, the Corporation compares the present value of cash flows expected to be collected from the security with the amortized cost of the security. If the present value of expected cash flows is less than the amortized cost of the security, then the entire amortized cost of the security will not be recovered; that is, a credit loss exists, and an other-than-temporary impairment shall be considered to have occurred.

With respect to holdings of collateralized debt obligations representing pooled trust preferred debt securities, estimates of cash flows are evaluated upon consideration of information including, but not limited to, past events, current conditions, and reasonable and supporting forecasts for the respective holding. Such information generally includes the remaining payment terms of the security, prepayment speeds, the financial condition of the issuer(s), expected defaults, and the value of any underlying collateral. The estimated cash flows shall be discounted at a rate equal to the current yield used to accrete the beneficial interest.

When an other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings for a debt security depends on whether the Corporation intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost less any current period credit loss. If the Corporation intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost, the other-than-temporary impairment shall be recognized in earnings equal to the entire difference between the amortized cost and fair value of the security. If the Corporation does not intend to sell or more likely than not will not be required to sell the security before recovery of its amortized cost, the amount of the other-than-temporary impairment related to credit loss shall be recognized in earnings and the noncredit-related portion of the other-than-temporary impairment shall be recognized in other comprehensive income.

Equity Securities:
In determining whether an other-than-temporary impairment has occurred for common equity securities, the Corporation also considers whether it has the ability and intent to hold the investment until a market price recovery in the foreseeable future. Management evaluates the near-term prospects of the issuers in relation to the severity and duration of the impairment. If necessary, the investment is written down to its current fair value through a charge to earnings at the time the impairment is deemed to have occurred.

With respect to perpetual preferred stocks, the Corporation's assessment of other-than-temporary impairment is made using an impairment model (including an anticipated recovery period) similar to a debt security, provided there has been no evidence of a deterioration in credit of the issuer.

Overview

Washington Trust offers a comprehensive product line of financial services to individuals and businesses including commercial, residential and consumer lending, retail and commercial deposit products, and wealth management services through its offices in Rhode Island, eastern Massachusetts and Connecticut, ATMs, and its Internet website (www.washtrust.com).

Our largest source of operating income is net interest income, the difference between interest earned on loans and securities and interest paid on deposits and other borrowings. In addition, we generate noninterest income from a number of sources including wealth management services, deposit services, merchant credit card processing, bank-owned life insurance, loan sales, commissions on loans originated for others and sales of investment securities. Our principal noninterest expenses include salaries and employee benefits, occupancy and facility-related costs, merchant processing costs, FDIC deposit insurance costs, technology and other administrative expenses.

Our financial results are affected by interest rate volatility, changes in economic and market conditions, competitive conditions within our market area and changes in legislation, regulation and/or accounting principles. While the economic climate has been improving in recent quarters, uncertainty surrounding future economic growth, consumer confidence, credit availability and corporate earnings remains. Management believes that overall credit quality continues to be affected by weaknesses in national and regional economic conditions, including high unemployment levels.

During 2011, Washington Trust expanded with the opening of two mortgage lending offices and a new full-service branch. We believe that the Corporation's financial strength and stability, capital resources and reputation as the largest independent bank headquartered in Rhode Island, were key factors in the expansion of our retail and mortgage banking businesses and in delivering solid results in 2011. Going forward, we will leverage our strong, statewide brand to build market share in Rhode Island whenever possible and bring select business lines to new markets with high-growth potential while remaining steadfast in our commitment to provide superior service. We opened a mortgage lending office in Warwick, Rhode Island in February 2012 and plan to open a full-service branch in Cranston, Rhode Island later in 2012.

Opportunities and Risks

A significant portion of the Corporation's commercial banking and wealth management business is conducted in the Rhode Island and greater southern New England area. Management recognizes that substantial competition exists in this marketplace and views this as a key business risk. A substantial portion of the banking industry market share in this region is held by much larger financial institutions with greater resources and larger delivery systems than the Bank. Market competition also includes the expanded commercial banking presence of credit unions and savings banks. While these competitive forces will continue to present risk, we have been successful in growing our commercial banking base and wealth management business. Management believes that the breadth of our product line, our size and the continued flight of depositors and borrowers to community banks provide opportunities to compete effectively in our marketplace.

Significant challenges also exist with respect to credit risk, interest rate risk, the condition of the financial markets and related impact on wealth management assets and operational risk.

Credit risk is the risk of loss due to the inability of borrower customers to repay loans or lines of credit. Credit risk on loans is reviewed below under the heading "Asset Quality." Credit risk also exists with respect to debt instrument investment securities, which is reviewed below under the heading "Investment Securities."

Interest rate risk exists because the repricing frequency and magnitude of interest earning assets and interest bearing liabilities are not identical. This risk is reviewed in more detail below under the heading "Asset/Liability Management and Interest Rate Risk."

Wealth management service revenues, which represented approximately 21% of total revenues in 2011, are substantially dependent on the market value of wealth management assets under administration. These values may be negatively affected by changes in economic conditions and volatility in the financial markets.

Operational risk is the risk of loss resulting from data processing system failures and errors, inadequate or failed internal processes, customer or employee fraud and catastrophic failures resulting from terrorist acts or natural disasters. Operational risk is discussed above under Item 1A. "Risk Factors."

For additional factors that could adversely impact Washington Trust's future results of operations and financial condition, see the section labeled "Risk Factors" in Item 1A of this Annual Report on Form 10-K.

Composition of Earnings

Comparison of 2011 with 2010

Net income for the year ended December 31, 2011 amounted to $29.7 million, or $1.82 per diluted share, compared to $24.1 million, or $1.49 per diluted share, reported for 2010. On a diluted earnings per share basis, 2011 earnings were up by 22% over 2010. The returns on average equity and average assets for 2011 were 10.61% and 1.02%, respectively, compared to 9.09% and 0.82%, respectively, for 2010.

Contributing to the growth in 2011 earnings were increased net interest income, higher wealth management revenues, strong mortgage banking results and a lower loan loss provision, offset, in part, by increases in noninterest expenses and income tax expense. Also included in 2011 results was a gain on sale of bank property of $203 thousand ($141 thousand after tax; 1 cent per diluted share) recognized in the second quarter of 2011. Balance sheet management transactions consisting of sales of mortgage-backed securities and subsequent prepayment of FHLBB advances were conducted in the second and fourth quarters of 2011 and the third quarter of 2010. See the discussion under the caption "Noninterest Expense" below.

Net interest income increased by $7.8 million, or 10%, reflecting improvement in the net interest margin (fully taxable equivalent net interest income as a percentage of average interest-earning assets). The net interest margin was 3.20% for 2011, an increase of 27 basis points from 2010. This result was driven largely by a continued reduction in funding costs, as indicated by a 37 basis point decline in the cost of interest-bearing liabilities from 2010.

The loan loss provision charged to earnings for 2011 amounted to $4.7 million, a decrease of $1.3 million compared to 2010. In 2011, net charge-offs amounted to $3.5 million, or 0.17% of average total loans, down from $4.8 million, or 0.24% of average total loans, in 2010. Management believes that the level of the provision for loan losses has been consistent with the trend in asset quality and credit quality indicators.

Revenue from wealth management services, our largest source of noninterest income, increased by $1.9 million, or 7%, over 2010. Wealth management revenues are largely dependent on the value of the assets under administration. For the year 2011, the average balance of wealth management assets under administration was 7% higher than 2010, which contributed to the increase in revenues.

Mortgage banking revenues (net gains on loan sales and commissions on loans originated for others) totaled $5.1 million in 2011, up by $1.0 million, or 25%, from 2010 reflecting strong mortgage refinancing and sales activity fueled by the low interest rate environment and the recent expansion of our mortgage banking business.

Total noninterest expenses for 2011 increased by $5.1 million, or 6%, over 2010, largely due to increases in salaries and employee benefits costs, offset, in part, by a decline in FDIC deposit insurance costs. Included in noninterest expenses in 2011 and 2010 were debt prepayment penalties of $694 thousand and $752 thousand, respectively. See additional discussion regarding balance sheet management transactions under the caption "Noninterest Expense" below.

Income tax expense amounted to $12.9 million for 2011, up by $2.6 million from 2010. The effective tax rate for 2011 was 30.3%, compared to 30.0% for 2010.

Comparison of 2010 with 2009

Net income for the year ended December 31, 2010 amounted to $24.1 million, or $1.49 per diluted share, up by 49% from the $16.1 million, or $1.00 per diluted share, reported for 2009. The returns on average equity and average assets for 2010 were 9.09% and 0.82%, respectively, compared to 6.56% and 0.55%, respectively, for 2009.

The increase in profitability in 2010 was mainly attributable to higher net interest income, improvement in wealth management revenues, a lower loan loss provision, lower levels of credit-related impairment losses on investments securities and the charge incurred in 2009 for a special FDIC assessment levied on all banks, which were partially offset by increases in noninterest expenses and income tax expense.

Net interest income increased by $11.3 million, or 17%, in 2010, which reflected improvement in the net interest margin (fully taxable equivalent net interest income as a percentage of average interest-earning assets.) The net interest margin increased by 45 basis points in 2010, due in large part to lower funding costs. The cost of interest-bearing liabilities for 2010 declined by 68 basis points from 2009.

The loan loss provision charged to earnings in 2010 was $6.0 million, down from $8.5 million from 2009. In 2010, net charge-offs totaled $4.8 million, or 0.24% of average total loans, compared to $4.8 million, or 0.25% of average total loans, in 2009. Management believes that the change in the provision for loan losses has been consistent with the trend in asset quality and delinquency indicators. 2009 was a period of worsening asset quality, as indicated by increases in delinquencies and nonaccrual loans. In 2010, the pace of loans becoming delinquent or classified as nonaccrual slowed somewhat and total delinquencies and nonaccrual loans declined.

Revenue from wealth management services, our primary source of noninterest income, increased by $2.6 million, or 11%, from 2009. The increase in this revenue source reflected higher valuations in the financial markets in 2010, compared to 2009. Wealth management assets under administration totaled $4.1 billion at December 31, 2010, up by $353 million, or 9%, from December 31, 2009.

Due to strong residential mortgage refinancing and sales activity in response to a low mortgage interest rate environment, net gains on loan sales and commissions on loans originated for others amounted to $4.1 million and $4.4 million, respectively, in 2010 and 2009.

Credit-related impairment losses charged to earnings for investment securities deemed to be other-than-temporarily impaired amounted to $417 thousand in 2010, compared to $3.1 million in 2009. Also included in noninterest income in the years ended December 31, 2010 and 2009, were net realized gains on sales of securities of $729 thousand and $314 thousand, respectively.

Noninterest expenses were up by $7.7 million, or 10%, from 2009. Included in 2010 noninterest expenses were $752 thousand in debt prepayment penalty charges associated with the third quarter 2010 balance sheet deleveraging transaction. There were no debt prepayment penalty charges recognized in 2009. Included in 2009 noninterest expenses was a second quarter special FDIC assessment of $1.35 million ($869 thousand, after tax, or 5 cents per diluted share). Excluding the 2010 debt prepayment penalties and the 2009 special FDIC assessment, year-to-date noninterest expenses increased by $8.3 million, or 11%, due largely to increases in salaries and employee benefit costs as well as credit, collection and foreclosed property costs.

Income tax expense amounted to $10.3 million in 2010, an increase of $4.0 million from 2009. The effective tax rate for 2010 was 30.0%, compared to 28.3% in 2009.

Results of Operations

Segment Reporting

Washington Trust manages its operations through two business segments, Commercial Banking and Wealth Management Services. Activity not related to the segments, such as the investment securities portfolio, wholesale funding activities and administrative units are considered Corporate. The Corporate unit also includes the residual impact of methodology allocations such as funds transfer pricing offsets. Methodologies used to allocate income and expenses to business lines are periodically reviewed and revised. The Corporate unit's net interest income increased in 2011 as funding costs declined more than asset yields, reflecting the asset sensitive position of Washington Trust's balance sheet. See Note 17 to the Consolidated Financial Statements for additional disclosure related to business segments.

Comparison of 2011 with 2010

The Commercial Banking segment reported net income of $23.4 million in 2011, up by $1.0 million, or 5%, from 2010. Commercial Banking net interest income amounted to $76.0 million in 2011, up by 3% over 2010 amounts, reflecting continued improvement in the net interest margin. Noninterest income derived from the Commercial Banking segment totaled $22.0 million in 2011, up by $2.2 million, or 11%, from 2010, largely due to higher mortgage banking revenues and merchant processing fees. Commercial Banking noninterest expenses amounted to $62.8 million for 2011, up by $3.4 million, or 6% , from 2010. This increase was largely due to increases in salaries and benefits and merchant processing costs, partially offset by decreases in the provision for loan losses and FDIC insurance expenses.

The Wealth Management Services segment reported net income of $5.0 million in 2011, an increase of $1.1 million, or 30%, from 2010. Noninterest income derived from the Wealth Management Services segment was $28.3 million in 2011, up by $1.9 million, or 7%, from 2010. Noninterest expenses for the Wealth Management Services segment totaled $20.4 million in 2011, up by $159 thousand, or 1%, from 2010.

Comparison of 2010 with 2009

The Commercial Banking segment reported net income of $22.4 million in 2010, up by $5.1 million, or 30%, from 2009. Commercial Banking net interest income amounted to $73.8 million in 2010, up by 14% over 2009 amounts, reflecting improvement in the net interest margin. Noninterest income derived from the Commercial Banking segment totaled $19.8 million in 2010, compared to $19.6 million in 2009. The loan loss provision decreased by $2.5 million in 2010. Commercial Banking other noninterest expenses amounted to $53.4 million for 2010, up by 8% from 2009. This increase reflects higher commissions and incentives, which were being recognized at lower levels in 2009, and higher staffing levels related to our new Sharon, Massachusetts residential mortgage lending office and our new branch in Warwick, Rhode Island. Both of these locations were opened in the second half of 2009.

The Wealth Management Services segment reported net income of $3.8 million in 2010, an increase of $835 thousand, or 28%, from 2009. Noninterest income derived from the Wealth Management Services segment was $26.4 million in 2010, up by $2.6 million, or 11%, from 2009. Wealth management assets under administration totaled $4.0 billion at December 31, 2010, up by $232 million, or 6%, in 2010. Noninterest expenses for the Wealth Management Services segment totaled $20.2 million in 2010, up by $1.2 million, or 6%, from 2009, reflecting increases in commissions and incentives, which was being recognized at lower levels in 2009.

Net Interest Income

Comparison of 2011 with 2010

Net interest income is the difference between interest earned on loans and securities and interest paid on deposits and other borrowings, and continues to be the primary source of Washington Trust's operating income. Net interest income is affected by the level of interest rates, changes in interest rates and changes in the amount and composition of interest-earning assets and interest-bearing liabilities. Included in interest income are loan prepayment fees and certain other fees, such as late charges. The following discussion presents net interest income on a fully taxable equivalent ("FTE") basis by adjusting income and yields on tax-exempt loans and securities to be comparable to taxable loans and securities. For more information see the section entitled "Average Balances / Net Interest Margin - Fully Taxable Equivalent (FTE) Basis" below.

FTE net interest income for 2011 increased by $7.9 million, or 10%, from 2010. The net interest margin for 2011 and 2010 amounted to 3.20% and 2.93%, respectively. The increase in the net interest margin primarily reflected lower funding costs, which declined by 37 basis points from 2010.

Average interest-earning assets amounted to $2.7 billion for 2011, essentially unchanged from 2010, with growth in the loan portfolio offsetting maturities and pay-downs in the investment securities portfolio. Total average loans for 2011 increased by $84.2 million compared to 2010, reflecting growth in the residential real estate mortgage and the commercial loan portfolios. The yield on total loans for 2011 decreased by 13 basis points from 2010, reflecting declines in short-term interest rates. Total average securities for 2011 decreased by $67.3 million from 2010 reflecting maturities and pay-downs on mortgage-backed securities offset, in part, by purchases of debt securities. The decline in average securities also reflects the balance sheet management transactions described under the caption "Noninterest Expense" below. The FTE rate of return on securities for 2011 decreased by 8 basis points from 2010.

Average interest-bearing liabilities for 2011 decreased by $61.3 million, or 3%, from 2010, largely due to a $55.3 million decline in the average balance of FHLBB advances. The average rate paid on such advances for 2011 decreased by 47 basis points compared to 2010. See additional discussion on FHLBB advance modifications and balance sheet management transactions in the "Financial Condition" section under the caption "Borrowings."

Average interest-bearing deposits for 2011 declined by $6.6 million, while average demand deposit (noninterest-bearing) balances increased by $56.8 million. The average rate paid on interest-bearing deposits for 2011 decreased by 26 basis points from 2010, reflecting declines of 33 basis points and 21 basis points, respectively in the rate paid on time deposits and money market accounts.

Comparison of 2010 with 2009

FTE net interest income for 2010 amounted to $79.0 million, an increase of $11.3 million, or 17%, over 2009. The net interest margin for 2010 amounted to 2.93%, up by 45 basis points from 2009. The increase in the net interest margin in 2010 was due in large part to lower funding costs, as indicated by a 68 basis point decline in the cost of interest-bearing liabilities in 2010.

Average interest-earning assets decreased by $34 million, or 1%, in 2010. A decrease in total average securities was partially offset by growth in the loan portfolio. Total average securities for the year 2010 decreased by $143 million from 2009, due partially to the third quarter 2010 balance sheet deleveraging transaction which included the sale of $63 million in mortgage-backed securities and prepayment of $65 million in FHLBB advances. The decline in average securities also reflected maturities and pay-downs on mortgage-backed securities, offset, in part, by purchases of debt securities. The FTE rate of return on securities for the year 2010 decreased by 22 basis points, from 2009. The decrease in the total yield on securities reflects lower yields on variable rate securities tied to short-term interest rates. Total average loans for the year 2010 increased $87 million from 2009 largely due to growth in the commercial loan portfolio. The yield on total loans for the year 2010 decreased by 16 basis points from 2009, reflecting declines in short-term interest rates.

Average interest-bearing liabilities decreased by $56 million, or 2%, in 2010. Declines in average FHLBB advances and out-of-market brokered certificates of deposit were offset, in part, by growth in in-market deposits. The average balance of FHLBB advances for the year 2010 decreased by $139 million, or 20%, from 2009. The average rate paid on such advances for the year 2010 increased 6 basis points from 2009. Average interest-bearing deposits increased by $84 million in 2010, while the average rate paid on interest-bearing deposits decreased by 78 basis points. Interest-bearing deposits include out-of-market brokered certificates of deposit, which are utilized by the Corporation as part of its overall funding program along with FHLBB advances and other sources. Average out-of-market brokered certificates of deposit for 2010 decreased by $56 million from 2009, with a 35 basis point decline in the average rate paid. Excluding out-of-market brokered certificates of deposit, average in-market interest-bearing deposits increased by $139 million in 2010 while the average rate paid on in-market interest-bearing deposits decreased by 71 basis points. See additional discussion on brokered certificates of deposit in the "Financial Condition" section under the caption "Deposits."

Average Balances / Net Interest Margin - Fully Taxable Equivalent ("FTE") Basis

The following table presents average balance and interest rate information. Tax-exempt income is converted to a FTE basis using the statutory federal income tax rate adjusted for applicable state income taxes net of the related federal tax benefit. For dividends on corporate stocks, the 70% federal dividends received deduction is also used in the calculation of tax equivalency. Unrealized gains (losses) on available for sale securities are excluded from the average balance and yield calculations. Nonaccrual and renegotiated loans, as well as interest earned on these loans (to the extent recognized in the Consolidated Statements of Income) are included in amounts presented for loans.

Years ended December 31,	2011			2010			2009		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:									
Commercial and other loans	$1,063,322	$55,592	5.23	$1,019,304	$53,628	5.26	$941,833	$50,092	5.32
Residential real estate loans, including mortgage loans held for sale	678,697	31,447	4.63	634,735	31,609	4.98	629,035	33,410	5.31
Consumer loans	324,002	12,649	3.90	327,770	13,062	3.99	323,576	13,494	4.17
Total loans	2,066,021	99,688	4.83	1,981,809	98,299	4.96	1,894,444	96,996	5.12
Cash, federal funds sold and other short-term investments	35,625	69	0.19	41,407	85	0.21	20,201	50	0.25
FHLBB stock	42,008	124	0.30	42,008	—	—	42,008	—	—
Taxable debt securities	489,210	18,704	3.82	553,531	21,824	3.94	694,248	29,423	4.24
Nontaxable debt securities	77,634	4,555	5.87	79,491	4,618	5.81	80,629	4,662	5.78
Corporate stocks	2,456	177	7.21	3,595	274	7.62	4,420	339	7.68
Total securities	569,300	23,436	4.12	636,617	26,716	4.20	779,297	34,424	4.42
Total interest-earning assets	2,712,954	123,317	4.55	2,701,841	125,100	4.63	2,735,950	131,470	4.81
Noninterest-earning assets	214,214			213,644			185,345		
Total assets	$2,927,168			$2,915,485			$2,921,295		
Liabilities and Shareholders' Equity:									
NOW accounts	$232,545	$242	0.10	$220,875	$268	0.12	$181,171	$327	0.18
Money market accounts	392,002	1,051	0.27	403,489	1,918	0.48	375,175	3,960	1.06
Savings accounts	229,180	286	0.12	205,767	318	0.15	187,862	530	0.28
Time deposits	925,064	14,113	1.53	955,222	17,808	1.86	957,449	27,821	2.91
FHLBB advances	492,714	18,158	3.69	547,974	22,786	4.16	687,210	28,172	4.10
Junior subordinated debentures	32,991	1,568	4.75	32,991	1,989	6.03	32,991	1,947	5.90
Other	21,891	973	4.44	21,321	976	4.58	21,476	981	4.57
Total interest-bearing liabilities	2,326,387	36,391	1.56	2,387,639	46,063	1.93	2,443,334	63,738	2.61
Demand deposits	278,120			221,350			187,800		
Other liabilities	42,554			41,804			44,712		
Shareholders' equity	280,107			264,692			245,449		
Total liabilities and shareholders' equity	$2,927,168			$2,915,485			$2,921,295		
Net interest income		$86,926			$79,037			$67,732	
Interest rate spread			2.99			2.70			2.20
Net interest margin			3.20			2.93			2.48

Interest income amounts presented in the preceding table include the following adjustments for taxable equivalency for the years indicated:

(Dollars in thousands) Years ended December 31,	2011	2010	2009
Commercial and other loans	$369	$229	$200
Nontaxable debt securities	1,553	1,541	1,546
Corporate stocks	49	76	94
Total	$1,971	$1,846	$1,840

Volume/Rate Analysis - Interest Income and Expense (FTE Basis)
The following table presents certain information on a FTE basis regarding changes in our interest income and interest expense for the periods indicated. The net change attributable to both volume and rate has been allocated proportionately.

	2011/2010			2010/2009		
(Dollars in thousands)	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest on interest-earning assets:						
Commercial and other loans	$2,275	($311)	$1,964	$4,105	($569)	$3,536
Residential real estate loans, including mortgage loans held for sale	2,125	(2,287)	(162)	299	(2,100)	(1,801)
Consumer loans	(139)	(274)	(413)	176	(608)	(432)
Cash, federal funds sold and other short-term investments	(10)	(6)	(16)	45	(10)	35
FHLBB stock	—	124	124	—	—	—
Taxable debt securities	(2,472)	(648)	(3,120)	(5,632)	(1,967)	(7,599)
Nontaxable debt securities	(110)	47	(63)	(67)	23	(44)
Corporate stocks	(83)	(14)	(97)	(63)	(2)	(65)
Total interest income	1,586	(3,369)	(1,783)	(1,137)	(5,233)	(6,370)
Interest on interest-bearing liabilities:						
NOW accounts	15	(41)	(26)	63	(122)	(59)
Money market accounts	(53)	(814)	(867)	280	(2,322)	(2,042)
Savings accounts	33	(65)	(32)	47	(259)	(212)
Time deposits	(558)	(3,137)	(3,695)	(64)	(9,949)	(10,013)
FHLBB advances	(2,183)	(2,445)	(4,628)	(5,792)	406	(5,386)
Junior subordinated debentures	—	(421)	(421)	—	42	42
Other	26	(29)	(3)	(8)	3	(5)
Total interest expense	(2,720)	(6,952)	(9,672)	(5,474)	(12,201)	(17,675)
Net interest income	$4,306	$3,583	$7,889	$4,337	$6,968	$11,305

Provision and Allowance for Loan Losses
The provision for loan losses is based on management's periodic assessment of the adequacy of the allowance for loan losses which, in turn, is based on such interrelated factors as the composition of the loan portfolio and its inherent risk characteristics, the level of nonperforming loans and net charge-offs, both current and historic, local economic and credit conditions, the direction of real estate values, and regulatory guidelines. The provision for loan losses is charged against earnings in order to maintain an allowance for loan losses that reflects management's best estimate of probable losses inherent in the loan portfolio at the balance sheet date.

Based on our analysis of trends in asset quality and credit quality indicators, as well as the absolute level of loan loss allocation, the provision for loan losses charged to earnings amounted to $4.7 million in 2011, compared to $6.0 million in 2010 and $8.5 million in 2009. Net charge-offs were $3.5 million, or 0.17% of average loans, in 2011. This compares to $4.8 million, or 0.24% of average loans, in 2010 and $4.8 million, or 0.25% of average loans, in 2009.

For 2011, 48% of the $4.7 million provision for loan losses was provided on the commercial loan portfolio, primarily due to growth in the portfolio and an increase in the Special Mention credit quality category of commercial loans, while 26% was provided on the residential real estate portfolio and 23% was provided on the consumer loan portfolio. The provision reflects management's assessment of loss exposure associated with continued weakness in general economic conditions affecting these loan categories.

The allowance for loan losses was $29.8 million, or 1.39% of total loans, at December 31, 2011, compared to $28.6 million, or 1.43% of total loans, at December 31, 2010. Management will continue to assess the adequacy of its allowance for loan losses in accordance with its established policies. See additional discussion under the caption "Asset Quality" for further information on the Allowance for Loan Losses.

Noninterest Income

Noninterest income is an important source of revenue for Washington Trust. The principal categories of noninterest income are shown in the following table.

	Years Ended December 31,			2011/2010 Change		2010/2009 Change	
(Dollars in thousands)	2011	2010	2009	$	%	$	%
Noninterest income:							
Wealth management services:							
Trust and investment advisory fees	$22,532	$20,670	$18,128	$1,862	9%	$2,542	14%
Mutual fund fees	4,287	4,423	4,140	(136)	(3)	283	7
Financial planning, commissions and other service fees	1,487	1,299	1,518	188	14	(219)	(14)
Wealth management services	28,306	26,392	23,786	1,914	7	2,606	11
Service charges on deposit accounts	3,455	3,587	3,667	(132)	(4)	(80)	(2)
Merchant processing fees	9,905	9,156	7,844	749	8	1,312	17
Card interchange fees	2,249	1,975	1,628	274	14	347	21
Income from bank-owned life insurance	1,939	1,887	1,794	52	3	93	5
Net gains on loan sales and commissions on loans originated for others	5,074	4,052	4,352	1,022	25	(300)	(7)
Net realized gains on securities	698	729	314	(31)	(4)	415	132
Net gains (losses) on interest rate swap contracts	6	(36)	697	42	(117)	(733)	(105)
Equity in losses of unconsolidated subsidiaries	(213)	(337)	—	124	(37)	(337)	—
Other income	1,536	1,485	1,708	51	3	(223)	(13)
Noninterest income, excluding other-than-temporary impairment losses	52,955	48,890	45,790	4,065	8	3,100	7
Total other-than-temporary impairment losses on securities	(54)	(245)	(6,650)	191	(78)	6,405	(96)
Portion of loss recognized in other comprehensive income (before taxes)	(137)	(172)	3,513	35	(20)	(3,685)	(105)
Net impairment losses recognized in earnings	(191)	(417)	(3,137)	226	(54)	2,720	(87)
Total noninterest income	$52,764	$48,473	$42,653	$4,291	9%	$5,820	14%

Revenue from wealth management services is our largest source of noninterest income. It is largely dependent on the value of wealth management assets under administration and is closely tied to the performance of the financial markets. The following table presents the changes in wealth management assets under administration for the years ended December 31, 2011, 2010 and 2009. Amounts prior to 2011 have been revised to reflect current reporting practices. This revision did not result in any change to the reported amounts of wealth management revenues.

(Dollars in thousands)	2011	2010	2009
Wealth Management Assets Under Administration:			
Balance at the beginning of period	$3,967,207	$3,735,646	$3,097,729
Net investment (depreciation) appreciation & income	(12,324)	318,985	562,464
Net client cash flows	(47,412)	18,345	75,453
Other (1)	(7,410)	(105,769)	—
Balance at the end of period	$3,900,061	$3,967,207	$3,735,646

(1) Represents declassifications of largely low-fee paying assets from assets under administration due to a change in the nature of client relationships, regarding the scope and/or frequency of services provided by Washington Trust. The impact of this change on wealth management revenues was minimal.

Noninterest Income Analysis

Comparison of 2011 with 2010

Noninterest income increased by $4.3 million for the year ended December 31, 2011 compared to 2010, largely due to increases in wealth management services, net gains on loan sales and commissions on loans originated for others and merchant processing fees.

Wealth management revenues for 2011 increased by $1.9 million, or 7%, from 2010. Wealth management assets under administration totaled $3.9 billion at December 31, 2011 compared to $4.0 billion at December 31, 2010. While the balance of wealth management assets at December 31, 2011 was 2% lower than the balance at the end of 2010, the average balance of wealth management assets was 7% higher than the average balance for the same period in 2010.

Service charges on deposit accounts totaled $3.5 million and $3.6 million, respectively for 2011 and 2010. The largest component of this revenue source is overdraft and non-sufficient funds fees, which is largely driven by customer activity. Overdraft and non-sufficient funds fees for 2011 amounted to $2.0 million, down by $393 thousand compared to 2010. This decline, primarily due to regulatory changes which became effective in the third quarter of 2010, was mostly offset by increases in income from other deposit service charges.

Merchant processing fee revenue represents charges to merchants for credit card transactions processed. Merchant processing fees increased by $749 thousand, or 8%, over 2010 reflecting increases in the volume of transactions processed for existing and new customers. See discussion on the corresponding increase in merchant processing costs under the caption "Noninterest Expense" below. In the fourth quarter of 2011, new regulatory changes became effective, which reduced fees on all debit cards issued by regulated banks, resulting in a modest decline in our merchant processing fee revenue, which was offset by a corresponding decline in merchant processing expenses.

Card interchange fees represent fees related to debit card transactions. Card interchange fees for 2011 increased by $274 thousand from 2010, primarily due to increases in the volume of transactions.

Net gains on loan sales and commissions on loans originated for others is dependent on mortgage origination volume, which is sensitive to interest rates and the condition of housing markets. This revenue source totaled $5.1 million for 2011, up by $1.0 million, or 25%, from 2010 reflecting strong mortgage refinancing and sales activity in response to a low interest rate environment and the recent expansion of our mortgage banking business. See additional discussion regarding the fair value option election on mortgage loans held for sale in Notes 13 and 14 to the Consolidated Financial Statements under Item 8 "Financial Statements and Supplementary Data."

Net realized gains on securities amounted to $698 thousand and $729 thousand, respectively, in 2011 and 2010. See discussion below under the caption "Noninterest Expenses" for additional information on balance sheet management transactions and a 2011 contribution of appreciated equity securities.

Net impairment losses recognized in earnings on investment securities totaled $191 thousand for the year ended December 31, 2011 compared to $417 thousand for the year ended December 31, 2010. See additional discussion in the "Financial Condition" section under the caption "Securities" below.

Comparison of 2010 with 2009

Wealth management revenues for 2010 increased by $2.6 million, or 11%, over 2009. Wealth management assets under administration totaled $4.0 billion at December 31, 2010. Assets under administration were up by $232 million, or 6%, from December 31, 2009, reflecting net investment appreciation and income of $319 million and net client cash inflows of $18 million.

Service charges on deposit accounts were $3.6 million in 2010, down $80 thousand, or 2%, compared to 2009. Overdraft and non-sufficient funds fees, the largest component of this category, were down by $206 thousand in 2010, due to regulatory changes which became effective in the third quarter of 2010 that prohibited financial institutions from charging consumers fees for paying overdrafts on automated teller machine and one-time debit card transactions, unless a consumer consented, or opted in, to the overdraft service for those types of transactions.

Merchant processing fees represent charges to merchants for credit card transactions processed. Merchant processing fees increased by $1.3 million, or 17%, in 2010 primarily due to increases in the volume of transactions processed for existing and new customers. See discussion on the corresponding increase in merchant processing costs under the caption "Noninterest Expense."

Card interchange fees represent fees related to debit card transactions. Card interchange fees increased by $347 thousand, or 21%, in 2010 primarily due to volume and increased interchange fee rates.

Washington Trust experienced strong levels of residential mortgage refinancing and sales activity in 2010 and 2009 in response to a low mortgage interest rate environment. Net gains on loan sales and commissions on loans originated for others for 2010 and 2009 amounted to $4.1 million and $4.4 million, respectively.

Net realized gains on securities amounted to $729 thousand in 2010, compared to $314 thousand in 2009. See discussion below under the caption "Noninterest Expenses" for additional information on 2010 balance sheet deleveraging transaction.

Net losses on interest rate swap contracts totaled $36 thousand in 2010, compared to net gains of $697 thousand in 2009, reflecting declines in the fair value of certain interest rate contracts due to declines in interest rates.

Equity in losses of unconsolidated subsidiaries amounted to $337 thousand in 2010 and consisted primarily of losses generated by real estate limited partnerships. Washington Trust has investments in two real estate limited partnerships and accounts for its investment in these partnerships using the equity method. Losses generated by the partnerships are recorded as a reduction in other assets in the Consolidated Balance Sheets and as a reduction of noninterest income in the Consolidated Statements of Income. Tax credits generated by the partnerships are recorded as a reduction in the income tax provision.

Other income consists of mortgage servicing fees, non-customers ATM fees, safe deposit rents, wire transfer fees, fees on letters of credit and other fees. Other income in 2010 and 2009 totaled $1.5 million and $1.7 million, respectively.

Net other-than-temporary impairment losses charged to earnings amounted to $417 thousand ($268 thousand after tax, or 2 cents per diluted share) in 2010 and $3.1 million ($2.0 million after tax, or 13 cents per diluted share) in 2009.

Noninterest Expense

The following table presents a noninterest expense comparison for the years ended December 31, 2011, 2010 and 2009:

	Years Ended December 31,			2011/2010 Change		2010/2009 Change	
(Dollars in thousands)	2011	2010	2009	$	%	$	%
Noninterest expense:							
Salaries and employee benefits	$51,095	$47,429	$41,917	$3,666	8%	$5,512	13%
Net occupancy	5,295	4,851	4,790	444	9	61	1
Equipment	4,344	4,099	3,917	245	6	182	5
Merchant processing costs	8,560	7,822	6,652	738	9	1,170	18
Outsourced services	3,530	3,304	3,169	226	7	135	4
FDIC deposit insurance costs	2,043	3,163	4,397	(1,120)	(35)	(1,234)	(28)
Legal, audit and professional fees	1,927	1,813	2,443	114	6	(630)	(26)
Advertising and promotion	1,819	1,633	1,687	186	11	(54)	(3)
Amortization of intangibles	951	1,091	1,209	(140)	(13)	(118)	(10)
Foreclosed property costs	878	841	72	37	4	769	1,068
Debt prepayment penalties	694	752	—	(58)	(8)	752	—
Other	9,237	8,513	7,350	724	9	1,163	16
Total noninterest expense	$90,373	$85,311	$77,603	$5,062	6%	$7,708	10%

Noninterest Expense Analysis

Comparison of 2011 with 2010

Salaries and employee benefits expense, the largest component of noninterest expense, totaled $51.1 million in 2011, up by $3.7 million, or 8%, over 2010. The increase reflected higher staffing levels in mortgage banking, including two new residential mortgage lending offices opened in the first and fourth quarters of 2011, other selected staffing additions, higher amounts of commissions paid to mortgage originators and, to a lesser extent, an increase in stock-based compensation expense due to current year award grants.

Net occupancy expense increased by $444 thousand, or 9%, compared to 2010, reflecting increased rental expense for premises leased by Washington Trust and included occupancy costs associated with two residential mortgage lending offices and a de novo branch, which were opened in 2011.

Costs associated with branch expansion and business line growth were also reflected in equipment expenses, which increased 6%, or $245 thousand, in 2011. The increase is largely related to additional investments in technology and other equipment.

Merchant processing costs were up by $738 thousand, or 9%, in 2011, primarily due to increases in the volume of transactions processed for existing and new customers. Merchant processing costs represent third-party costs incurred that are directly attributable to handling merchant credit card transactions. See discussion on the corresponding increase in merchant processing fees under the caption "Noninterest Income" above.

Outsourced services expense increased by $226 thousand, or 7%, in 2011, reflecting higher third party processing costs primarily due to increases in transaction volume.

FDIC deposit insurance costs declined $1.1 million, or 35%, from 2010, reflecting lower assessment rates and a statutory change in the calculation method that became effective for the second quarter of 2011.

In 2011 and 2010, Washington Trust recognized debt prepayment penalty charges resulting from balance sheet management transactions consisting of sales of mortgage-backed securities and the prepayment of FHLBB advances. During 2011, $9.7 million in mortgage-backed securities were sold and $9.0 million in FHLBB advances were prepaid, resulting in $368 thousand of net realized gains on securities and $694 thousand in debt prepayment penalty charges being recognized.

In the third quarter of 2010, the sale of $63 million in mortgage-backed securities and the prepayment of $65 million in FHLBB advances resulted in the recognition of $800 thousand of net realized gains on securities and a $752 thousand debt prepayment charge.

Other noninterest expenses amounted to $9.2 million in 2011, up by $724 thousand from 2010 largely due to a $338 thousand increase in charitable contribution expense. In 2011, Washington Trust made a contribution of appreciated equity securities to its charitable foundation. The cost of this contribution was $990 thousand. This contribution also resulted in a realized gain of $331 thousand on the disposition of the equity security, which was recorded in noninterest income.

Comparison of 2010 with 2009

Salaries and employee benefits expense increased by $5.5 million, or 13%, in 2010. This increase reflected higher commissions and incentives, which were being recognized at lower levels in 2009, and higher staffing levels related to our new residential mortgage lending office and our new full-service branch. Both of these locations were opened in the second half of 2009.

Merchant processing costs increased by $1.2 million, or 18%, in 2010 primarily due to increases in the volume of transactions processed for existing and new customers. See discussion on the corresponding increase in merchant processing fees under the caption "Noninterest Income."

FDIC deposit insurance costs decreased by $1.2 million, or 28%, in 2010. A special FDIC assessment of $1.35 million ($869 thousand after tax) was recorded in the second quarter of 2009.

Legal, audit and professional fees for 2010 were down by $630 thousand, or 26%, from 2009. The decrease was attributable to lower recruitment costs and legal costs associated with general corporate matters.

Foreclosed property costs amounted to $841 thousand for 2010, up by $769 thousand from 2009 due largely to valuation adjustments on OREO properties.

In the third quarter of 2010, a balance sheet deleveraging transaction was consummated, which consisted of the sale of $63 million in mortgage-backed securities and the prepayment of $65 million in FHLBB advances. As a result, $800 thousand of net realized gains on securities and a $752 thousand debt prepayment charge were recognized in 2010. There were no debt prepayment penalty charges recognized in 2009.

Other noninterest expenses increased by $1.2 million, or 16%, in 2010. The increase includes a $383 thousand increase in credit and collection costs, a $352 thousand increase in charitable contributions to Washington Trust's charitable foundation and a $326 thousand increase in various deposit product costs.

Income Taxes

Income tax expense for 2011, 2010 and 2009 totaled $12.9 million, $10.3 million and $6.3 million, respectively. The effective tax rates for the years ended December 31, 2011, 2010 and 2009 were 30.3%, 30.0% and 28.3%, respectively. The increase in the effective tax rate reflected a higher portion of taxable income to pretax book income. The effective tax rates differed from the federal rate of 35.0% due largely to the benefits of tax-exempt income, the dividends received deduction, income from BOLI and federal tax credits.

The Corporation's net deferred tax asset amounted to $16.4 million at December 31, 2011, compared to $12.3 million at December 31, 2010. The Corporation has determined that a valuation allowance is not required for any of the deferred tax assets since it is more likely than not that these assets will be realized primarily through future reversals of existing taxable temporary differences or carryback to taxable income in prior years. See Note 9 to the Consolidated Financial Statements for additional information regarding income taxes.

Financial Condition

Summary

Total assets amounted to $3.1 billion at December 31, 2011, an increase of $154.6 million, or 5%, from the end of 2010. Total loans amounted to $2.1 billion, or 70% of total assets, at December 31, 2011. Total loans grew by

$151.5 million, or 8%, in 2011, led by growth in commercial loan portfolio.

Overall credit quality continues to be affected by weaknesses in national and regional economic conditions, including high unemployment levels. Nonaccrual loans at December 31, 2011 totaled $21.2 million, or 0.99% of total loans, up by $2.7 million in 2011. Total delinquencies amounted to $26.3 million, or 1.22% of total loans, at December 31, 2011, up by $1.0 million in 2011. The net increases in nonaccrual loans and past due loans in 2011 were concentrated in the residential mortgage portfolio and partially offset by net decreases in the commercial loan portfolio. Loans classified as troubled debt restructurings amounted to $19.6 million at December 31, 2011, down by $2.8 million from the balance at December 31, 2010.

The investment securities portfolio amounted to $593.4 million, or 19% of total assets, at December 31, 2011, essentially flat compared to the balance at the end of 2010.

Total liabilities increased by $142.1 million in 2011, reflecting increases of $90.0 million in total deposits and $41.7 million in FHLBB advances. The increase in total deposits in 2011 was was primarily in lower cost deposit categories, as indicated by a $111.4 million, or 49%, increase in demand deposits. The increases in deposits and FHLBB advances funded asset growth.

Shareholders' equity totaled $281.4 million at December 31, 2011, compared to $268.9 million at the end of 2010. As of December 31, 2011, the Corporation is categorized as "well-capitalized" under the regulatory framework for prompt corrective action.

Securities

Washington Trust's securities portfolio is managed to generate interest income, to implement interest rate risk management strategies, and to provide a readily available source of liquidity for balance sheet management. Securities are designated as either available for sale, held to maturity or trading at the time of purchase. The Corporation does not currently maintain a portfolio of trading securities. Securities available for sale may be sold in response to changes in market conditions, prepayment risk, rate fluctuations, liquidity, or capital requirements. Securities available for sale are reported at fair value, with any unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of tax, until realized. See Note 4 to the Consolidated Financial Statements for additional information.

As noted in Note 14 to the Consolidated Financial Statements, a majority of our fair value measurements utilize Level 2 inputs, which utilize quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and model-derived valuations in which all significant input assumptions are observable in active markets. Our Level 2 financial instruments consist primarily of available for sale debt securities. Level 3 financial instruments utilize valuation techniques in which one or more significant input assumptions are unobservable in the markets and which reflect the Corporation's market assumptions. As of December 31, 2011 and 2010, our Level 3 financial instruments consisted primarily of two available for sale pooled trust preferred securities, which were not actively traded.

As of December 31, 2011, the Corporation concluded that the low level of trading activity for our Level 3 pooled trust preferred securities continued to indicate that quoted market prices were not indicative of fair value. The Corporation obtained valuations including broker quotes and cash flow scenario analyses prepared by a third party valuation consultant. The fair values were assigned a weighting that was dependent upon the methods used to calculate the prices. The cash flow scenarios (Level 3) were given substantially more weight than the broker quotes (Level 2) as management believed that the broker quotes reflected limited sales evidenced by an inactive market. The cash flow scenarios were prepared using discounted cash flow methodologies based on detailed cash flow and credit analysis of the pooled securities. The weighting was then used to determine an overall fair value of the securities. Management believes that this approach is most representative of fair value for these particular securities in current market conditions. Our internal review procedures have confirmed that the fair values provided by the referenced sources and utilized by the Corporation are consistent with GAAP. If Washington Trust was required to sell these securities in an un-orderly fashion, actual proceeds received could potentially be significantly less than their fair values.

The carrying amounts of securities as of the dates indicated are presented in the following tables:

(Dollars in thousands)

December 31,	2011		2010		2009	
	Amount	%	Amount	%	Amount	%
Securities Available for Sale:						
Obligations of U.S. government-sponsored enterprises	$32,833	6%	$40,994	7%	$45,240	7%
Mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises	389,658	72	429,771	72	523,446	75
States and political subdivisions	79,493	15	81,055	14	82,062	12
Trust preferred securities:						
Individual name issuers	22,396	4	23,275	4	20,586	3
Collateralized debt obligations	887	—	806	—	1,065	—
Corporate bonds	14,282	3	15,212	3	14,706	2
Common stocks	—	—	809	—	769	—
Perpetual preferred stocks	1,704	—	2,178	—	3,610	1
Total securities available for sale	$541,253	100%	$594,100	100%	$691,484	100%

(Dollars in thousands)

December 31,	2011		2010		2009	
	Amount	%	Amount	%	Amount	%
Securities Held to Maturity:						
Mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises	$52,139	100%	$—	—%	$—	—%
Total securities held to maturity	$52,139	100%	$—	—%	$—	—%

At December 31, 2011, the investment portfolio totaled $593.4 million, essentially flat in comparison to the balance at the end of 2010. See discussion regarding balance sheet management transactions in the "Results of Operations" section under the caption "Noninterest Expenses" and additional disclosure regarding investment activities in the Corporation's Consolidated Statements of Cash Flows.

The largest component of the securities portfolio is mortgage-backed securities, all of which are issued by U.S. Government agencies or U.S. Government-sponsored enterprises.

At December 31, 2011 and 2010, the net unrealized gain position on securities available for sale and held to maturity was $17.6 million and $15.2 million, respectively. Included in these amounts were gross unrealized losses of $12.2 million and $11.7 million, respectively. Nearly all of these gross unrealized losses were concentrated in variable rate trust preferred securities issued by financial services companies.

The Bank owns trust preferred security holdings of seven individual name issuers in the financial industry and two pooled trust preferred securities in the form of collateralized debt obligations. The following tables present information concerning the named issuers and pooled trust preferred obligations, including credit ratings. The Corporation's Investment Policy contains rating standards that specifically reference ratings issued by Moody's and S&P.

Individual Issuer Trust Preferred Securities

(Dollars in thousands)		December 31, 2011			Credit Ratings					
					December 31, 2011			Form 10-K Filing Date		
Named Issuer (parent holding company)	(a)	Amortized Cost (b)	Fair Value	Unrealized Loss	Moody's	S&P		Moody's	S&P	
JPMorgan Chase & Co.	2	$9,735	$7,036	($2,699)	A2	BBB		A2	BBB	
Bank of America Corporation	3	5,743	4,223	(1,520)	Ba1	BB+	(c)	Ba1	BB+	(c)
Wells Fargo & Company	2	5,117	3,874	(1,243)	A3/Baa1	A-/BBB+		A3/Baa1	A-/BBB+	
SunTrust Banks, Inc.	1	4,168	2,724	(1,444)	Baa3	BB+	(c)	Baa3	BB+	(c)
Northern Trust Corporation	1	1,982	1,515	(467)	A3	A-		A3	A-	
State Street Corporation	1	1,971	1,507	(464)	A3	BBB+		A3	BBB+	
Huntington Bancshares Incorporated	1	1,923	1,517	(406)	Baa3	BB+	(c)	Baa3	BB+	(c)
Totals	11	$30,639	$22,396	($8,243)						

(a) Number of separate issuances, including issuances of acquired institutions.
(b) Net of other-than-temporary impairment losses recognized in earnings, other than such noncredit-related amounts reversed on January 1, 2009. See Note 4 to the Consolidated Financial Statements
(c) Rating is below investment grade.

The Corporation's evaluation of the impairment status of individual name trust preferred securities includes various considerations in addition to the degree of impairment and the duration of impairment. We review the reported regulatory capital ratios of the issuer and, in all cases, the regulatory capital ratios were deemed to be in excess of the regulatory minimums. Credit ratings were also taken into consideration, including ratings in effect as of the reporting period date as well as credit rating changes between the reporting period date and the filing date of this report. We noted no additional downgrades to below investment grade between the reporting period date and the filing date of this report. Where available, credit ratings from multiple rating agencies are obtained and rating downgrades are specifically analyzed. Our review process for these credit-sensitive holdings also includes a periodic review of relevant financial information for each issuer, such as quarterly financial reports, press releases and analyst reports. This information is used to evaluate the current and prospective financial condition of the issuer in order to assess the issuer's ability to meet its debt obligations. Through the filing date of this report, each of the individual name issuer securities was current with respect to interest payments. Based on our evaluation of the facts and circumstances relating to each issuer, management concluded that all principal and interest payments for these individual issuer trust preferred securities would be collected according to their contractual terms and it expects to recover the entire amortized cost basis of these securities. Furthermore, Washington Trust does not intend to sell these securities and it is not more likely than not that Washington Trust will be required to sell these securities before recovery of their cost basis, which may be at maturity. Therefore, management does not consider these investments to be other-than-temporarily impaired at December 31, 2011.

Pooled Trust Preferred Obligations

(Dollars in thousands)	December 31, 2011					Credit Ratings					
						December 31, 2011			Form 10-K Filing Date		
Deal Name	Amortized Cost	Fair Value	Unrealized Loss	No. of Cos. in Issuance	Deferrals and Defaults (a)	Moody's		S&P	Moody's		S&P
Tropic CDO 1, tranche A4L (d)	$2,993	$642	($2,351)	38	40%	Ca	(c)	(b)	Ca	(c)	(b)
Preferred Term Securities [PreTSL] XXV, tranche C1 (e)	1,263	245	(1,018)	73	34%	C	(c)	(b)	C	(c)	(b)
Totals	$4,256	$887	($3,369)								

(a) Percentage of pool collateral in deferral or default status.
(b) Not rated by S&P.

(c) Rating is below investment grade.

(d) This security was placed on nonaccrual status in March 2009. The tranche instrument held by Washington Trust has been deferring a portion of interest payments since April 2010. The December 31, 2011 amortized cost was net of $1.9 million of credit-related impairment losses previously recognized in earnings reflective of payment deferrals and credit deterioration of the underlying collateral. Included in the $1.9 million, were credit-related impairment losses of $171 thousand recorded in 2011, reflecting adverse changes in the expected cash flows for this security. On January 24, 2012, one of the underlying issuers announced its intention to invoke its contractual right to defer quarterly interest payments beginning in April 2012. This subsequent adverse change in expected cash flows for this security resulted in a credit-related impairment loss of approximately $180 thousand. Management has concluded this was immaterial to the Corporation's 2011 consolidated financial position, results of operations and cash flows and this credit-related impairment loss will be recorded in the first quarter of 2012. As of December 31, 2011, this security has unrealized losses of $2.4 million and a below investment grade rating of "Ca" by Moody's Investors Service Inc. ("Moody's"). Through the filing date of this report, there have been no rating changes on this security. This credit rating status has been considered by management in its assessment of the impairment status of this security.

(e) This security was placed on nonaccrual status in December 2008. The tranche instrument held by Washington Trust has been deferring interest payments since December 2008. The December 31, 2011 amortized cost was net of $1.2 million of credit-related impairment losses previously recognized in earnings reflective of payment deferrals and credit deterioration of the underlying collateral. Included in the $1.2 million, were credit-related impairment losses of $20 thousand recorded in 2011, reflecting a modest adverse change in the expected cash flows for this security. As of December 31, 2011, the security has unrealized losses of $1.0 million and a below investment grade rating of "C" by Moody's. Through the filing date of this report, there have been no rating changes on this security. This credit rating status has been considered by management in its assessment of the impairment status of this security.

These pooled trust preferred holdings consist of trust preferred obligations of banking industry companies and, to a lesser extent, insurance companies. For both of these pooled trust preferred securities, Washington Trust's investment is senior to one or more subordinated tranches which have first loss exposure. Valuations of the pooled trust preferred holdings are dependent in part on cash flows from underlying issuers. Unexpected cash flow disruptions could have an adverse impact on the fair value and performance of pooled trust preferred securities. Management believes the unrealized losses on these pooled trust preferred securities primarily reflect investor concerns about global economic growth and how it will affect the recent and potential future losses in the financial services industry and the possibility of further incremental deferrals of or defaults on interest payments on trust preferred debentures by financial institutions participating in these pools. These concerns have resulted in a substantial decrease in market liquidity and increased risk premiums for securities in this sector. Credit spreads for issuers in this sector have remained wide during recent months, causing prices for these securities holdings to remain at low levels.

The following table summarizes other-than-temporary impairment losses on securities recognized in earnings in the periods indicated:

(Dollars in thousands)

Years ended December 31,	2011	2010	2009
Pooled trust preferred securities			
Tropic CDO 1, tranche A4L	$171	$354	$1,350
Preferred Term Securities [PreTSL] XXV, tranche C1	20	63	1,146
Common and perpetual preferred stocks			
Other perpetual preferred stocks (financials)	—	—	495
Other common stocks (financials)	—	—	146
Other-than-temporary impairment losses recognized in earnings	$191	$417	$3,137

Further deterioration in credit quality of the companies backing the securities, further deterioration in the condition of the financial services industry, a continuation or worsening of the current economic downturn, or additional declines in real estate values may further affect the fair value of these securities and increase the potential that certain unrealized losses be designated as other-than-temporary in future periods and the Corporation may incur additional write-downs.

See Note 4 to the Consolidated Financial Statements for additional discussion on securities.

Investment in Bank-Owned Life Insurance ("BOLI")

BOLI amounted to $53.8 million and $51.8 million at December 31, 2011 and 2010, respectively. During the second quarter of 2010, the Corporation purchased an additional $5.0 million in BOLI. BOLI provides a means to mitigate increasing employee benefit costs. The Corporation expects to benefit from the BOLI contracts as a result of the tax-free growth in cash surrender value and death benefits that are expected to be generated over time. The purchase of the life insurance policy results in an income-earning asset on the Consolidated Balance Sheet that provides monthly tax-free income to the Corporation. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. BOLI is invested in the "general account" of quality insurance companies. All such general account carriers were rated "A" or better by A.M. Best and "A2" or better by Moody's at December 31, 2011. BOLI is included in the Consolidated Balance Sheets at its cash surrender value. Increases in BOLI's cash surrender value are reported as a component of noninterest income in the Consolidated Statements of Income.

Loans

Total loans amounted to $2.1 billion at December 31, 2011. In 2011, loans grew by $151.5 million, or 8%, with a $97.6 million increase in the commercial loan portfolio, a $55.4 million increase in the residential real estate portfolio and a $1.4 million decline in consumer loans.

The following table sets forth the composition of the Corporation's loan portfolio for each of the past five years:

(Dollars in thousands)

December 31,	2011		2010		2009		2008		2007	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Commercial:										
Mortgages (1)	$624,813	29%	$518,623	26%	$496,996	26%	$407,904	22%	$278,821	18%
Construction & development	10,955	1%	47,335	2%	72,293	4%	49,599	3%	60,361	4%
Other (2)	488,860	22%	461,107	23%	415,261	21%	422,810	23%	341,084	21%
Total commercial	1,124,628	52%	1,027,065	51%	984,550	51%	880,313	48%	680,266	43%
Residential real estate:										
Mortgages	678,582	32%	634,739	31%	593,981	31%	626,663	34%	588,628	37%
Homeowner construction	21,832	1%	10,281	1%	11,594	1%	15,389	1%	11,043	1%
Total residential real estate	700,414	33%	645,020	32%	605,575	32%	642,052	35%	599,671	38%
Consumer:										
Home equity lines	223,430	10%	218,288	11%	209,801	11%	170,662	9%	144,429	9%
Home equity loans	43,121	2%	50,624	3%	62,430	3%	89,297	5%	99,827	6%
Other (3)	55,566	3%	54,641	3%	57,312	3%	56,830	3%	49,459	4%
Total consumer loans	322,117	15%	323,553	17%	329,543	17%	316,789	17%	293,715	19%
Total loans	$2,147,159	100%	$1,995,638	100%	$1,919,668	100%	$1,839,154	100%	$1,573,652	100%

(1) Amortizing mortgages and lines of credit, primarily secured by income producing property.
(2) Loans to businesses and individuals, a substantial portion of which are fully or partially collateralized by real estate.
(3) Other consumer loans include personal installment loans and loans to individuals secured by general aviation aircraft and automobiles.

An analysis of the maturity and interest rate sensitivity of Real Estate Construction and Other Commercial loans as of December 31, 2011 follows:

(Dollars in thousands)

Matures in:	1 Year or Less	1 to 5 Years	After 5 Years	Totals
Construction and development (1)	$1,883	$1,393	$29,511	$32,787
Other commercial	184,434	223,626	80,800	488,860
	$186,317	$225,019	$110,311	$521,647

(1) Includes homeowner construction and commercial construction and development. Maturities of homeowner construction loans are included based on their contractual conventional mortgage repayment terms following the completion of construction.

Sensitivity to changes in interest rates for Real Estate Construction and Other Commercial loans due after one year is as follows:

(Dollars in thousands)	Predetermined Rates	Floating or Adjustable Rates	Totals
Principal due after one year	$263,617	$71,713	$335,330

Commercial Loans

Commercial loans fall into two major categories, commercial real estate and other commercial loans (commercial and industrial). Commercial real estate loans consist of commercial mortgages and construction and development loans made for the purpose of acquiring, developing, constructing, improving or refinancing commercial real estate where the property is the primary collateral securing the loan, and the income generated from the property is the primary repayment source. Commercial and industrial loans primarily provide working capital, equipment financing, financing for leasehold improvements and financing for expansion. Commercial and industrial loans are frequently collateralized by equipment, inventory, accounts receivable, and/or general business assets. A significant portion of the Bank's commercial and industrial loans are also collateralized by real estate, but are not classified as commercial real restate loans because such loans are not made for the purpose of acquiring, developing, constructing, improving or refinancing the real estate securing the loan, nor is the repayment source income generated directly from such real property.

Management evaluates the appropriateness of the Corporation's underwriting standards in response to changes in national and regional economic conditions, including such matters as market interest rates, energy prices, trends in real estate values, and employment levels. Based on management's assessment of these matters, underwriting standards and credit monitoring activities are enhanced from time to time in response to changes in these conditions. These assessments may result in clarification of debt service ratio calculations, modifications to loan to value standards for real estate collateral, formalized watch list criteria, and enhancements to monitoring of commercial construction loans.

Commercial Real Estate Loans

As of December 31, 2011, commercial real estate loans amounted to $635.8 million, up by $69.8 million, or 12%, from December 31, 2010. Included in these amounts were commercial construction loans of $11.0 million and $47.3 million, respectively. The decline in commercial construction loans reflected loans that have paid off or transitioned to commercial mortgages and overall less demand for commercial construction loans in 2011. The growth in commercial mortgages was in large part due to enhanced business cultivation efforts with new and existing borrowers.

Commercial real estate loans are secured by a variety of property types, with approximately 83% of the total at December 31, 2011 composed of retail facilities, office buildings, lodging, commercial mixed use, multi-family dwellings and industrial & warehouse properties.

The following table presents a geographic summary of commercial real estate loans, including commercial construction, by property location.

(Dollars in thousands)	December 31, 2011		December 31, 2010	
	Amount	% of Total	Amount	% of Total
Rhode Island, Connecticut, Massachusetts	$589,083	93%	$512,173	91%
New York, New Jersey, Pennsylvania	33,317	5%	40,232	7%
New Hampshire, Maine	11,668	2%	11,846	2%
Other	1,700	—%	1,707	—%
Total	$635,768	100%	$565,958	100%

Other Commercial Loans
Other commercial loans amounted to $488.9 million at December 31, 2011, up by $27.8 million, or 6%, from the balance at the end of 2010, primarily due to originations in our general market area of southern New England. This portfolio includes loans to a variety of business types. Approximately 73% of the total is composed of retail trade, owner occupied & other real estate, health care/social assistance, manufacturing, construction businesses, accommodation & food services, other services and wholesale trade businesses.

Residential Real Estate Mortgages
Residential real estate mortgages amounted to $700.4 million at December 31, 2011, up by $55.4 million, or 9%, from the balance at December 31, 2010. Washington Trust originates residential real estate mortgages within our general market area of Southern New England for portfolio and for sale in the secondary market. The majority of loans originated for sale are sold with servicing released. Washington Trust also originates residential real estate mortgages for various investors in a broker capacity, including conventional mortgages and reverse mortgages. Total residential real estate mortgage loan originations, including brokered loans as agent, amounted to $452.4 million in 2011 and $418.1 million in 2010. Of these amounts, $249.7 million and $236.7 million, respectively, were originated for sale in the secondary market, including brokered loans as agent. Since 2009, Washington Trust has experienced strong residential real estate mortgage refinancing and sales activity in response to the low mortgage interest rate environment.

When selling a residential real estate mortgage loan or acting as originating agent on behalf of a third party, Washington Trust generally makes various representations and warranties relating to, among other things, the following: ownership of the loan, the validity of the lien securing the loan, the absence of delinquent taxes or liens against the property securing the loan, the effectiveness of title insurance, compliance with applicable loan criteria established by the buyer, compliance with applicable local, state and federal laws, and the absence of fraud on the part of parties involved in the origination. The specific representations and warranties depend on the nature of the transaction and the requirements of the buyer. Contractual liability may arise when the representations and warranties are breached. In the event of a breach of these representations and warranties, Washington Trust may be required to either repurchase the residential real estate mortgage loan (generally at unpaid principal balance plus accrued interest) with the identified defects or indemnify ("make-whole") the investor for its losses.

In the case of a repurchase, Washington Trust will bear any subsequent credit loss on the residential mortgage loan. Washington Trust has experienced an insignificant number of repurchase demands over a period of many years. The unpaid principal balance of loans repurchased due to representation and warranty claims as of December 31, 2011 was $773 thousand compared to $249 thousand at December 31, 2010. Washington Trust has recorded a reserve for its exposure to losses from the obligation to repurchase previously sold residential mortgage loans. This reserve is not material and is included in other liabilities in the Consolidated Balance Sheets and any change in the estimate is recorded in net gains on loan sales and commissions on loans originated for others in the Consolidated Statements of Income.

From time to time Washington Trust purchases one- to four-family residential mortgages originated in other states as well as southern New England from other financial institutions. All residential mortgage loans purchased from other financial institutions have been individually underwritten using standards similar to those employed for Washington Trust's self-originated loans. Purchased residential mortgage balances totaled $71.4 million and $92.1 million, respectively, as of December 31, 2011 and 2010.

The following is a geographic summary of residential mortgages by property location.

(Dollars in thousands)	December 31, 2011		December 31, 2010	
	Amount	% of Total	Amount	% of Total
Rhode Island, Connecticut, Massachusetts	$675,935	97%	$612,419	95%
New York, Virginia, New Jersey, Maryland, Pennsylvania, District of Columbia	11,499	2%	13,921	2%
Ohio	5,665	1%	8,086	1%
California, Washington, Oregon	1,881	—%	4,562	1%
Colorado, Texas, New Mexico	1,079	—%	2,613	1%
Georgia	1,118	—%	1,680	—%
New Hampshire	2,767	—%	1,263	—%
Wyoming	470	—%	476	—%
Total	$700,414	100%	$645,020	100%

Consumer Loans

Consumer loans amounted to $322.1 million at December 31, 2011, down $1.4 million in 2011. Our consumer portfolio is predominantly home equity lines and home equity loans, representing 83% of the total consumer portfolio at December 31, 2011. Consumer loans also include personal installment loans and loans to individuals secured by general aviation aircraft and automobiles.

Asset Quality

The Board of Directors of the Bank monitors credit risk management through two committees, the Finance Committee and the Audit Committee. The Finance Committee has primary oversight responsibility for the credit granting function including approval authority for credit granting policies, review of management's credit granting activities and approval of large exposure credit requests. The Audit Committee oversees management's systems and procedures to monitor the credit quality of the loan portfolio, conduct a loan review program, maintain the integrity of the loan rating system and determine the adequacy of the allowance for loan losses. These committees report the results of their respective oversight functions to the bank's Board of Directors. In addition, the Board receives information concerning asset quality measurements and trends on a monthly basis.

Asset quality in 2011 was characterized by modest increases in nonaccrual loans and past due loans. We noted, however, that the mix of nonperforming loans has shifted, with increases in residential mortgage loans representing a higher percentage and a reduction in the percentage attributable to commercial loans. The residential mortgage loan portfolio has historically had lower losses than the commercial loan portfolio.

Nonperforming Assets

Nonperforming assets include nonaccrual loans, nonaccrual investment securities and property acquired through foreclosure or repossession.

The following table presents nonperforming assets and additional asset quality data for the dates indicated:

(Dollars in thousands)

December 31,	2011	2010	2009	2008	2007
Nonaccrual loans:					
Commercial mortgages	$5,709	$6,624	$11,588	$1,942	$1,094
Commercial construction and development	—	—	—	—	—
Other commercial	3,708	5,259	9,075	3,845	1,781
Residential real estate mortgages	10,614	6,414	6,038	1,754	1,158
Consumer	1,206	213	769	236	271
Total nonaccrual loans	21,237	18,510	27,470	7,777	4,304
Nonaccrual investment securities	887	806	1,065	633	—
Property acquired through foreclosure or repossession, net	2,647	3,644	1,974	392	—
Total nonperforming assets	$24,771	$22,960	$30,509	$8,802	$4,304
Nonperforming assets to total assets	0.81%	0.79%	1.06%	0.30%	0.17%
Nonaccrual loans to total loans	0.99%	0.93%	1.43%	0.42%	0.27%
Total past due loans to total loans	1.22%	1.27%	1.64%	0.96%	0.45%
Accruing loans 90 days or more past due	$—	$—	$—	$—	$—

Nonperforming assets totaled $24.8 million, or 0.81% of total assets, at December 31, 2011 compared to $23.0 million, or 0.79% of total assets, at December 31, 2010.

Nonaccrual loans totaled $21.2 million at December 31, 2011, up by $2.7 million in 2011, reflecting a $4.2 million net increase in nonaccrual residential real estate mortgages, partially offset by a $2.5 million net decrease in nonaccrual commercial loans. Property acquired through foreclosure or repossession amounted to $2.6 million at December 31, 2011, compared to $3.6 million at the end of 2010. The balance at December 31, 2011 consisted of eleven commercial properties, four residential properties and one repossessed asset.

Nonaccrual investment securities at December 31, 2011 and 2010 were comprised of two pooled trust preferred securities. See additional information herein under the caption "Securities."

Nonaccrual Loans

Loans, with the exception of certain well-secured residential mortgage loans that are in the process of collection, are placed on nonaccrual status and interest recognition is suspended when such loans are 90 days or more past due with respect to principal and/or interest or sooner if considered appropriate by management. Well-secured residential mortgage loans are permitted to remain on accrual status provided that full collection of principal and interest is assured and the loan is in the process of collection. Loans are also placed on nonaccrual status when, in the opinion of management, full collection of principal and interest is doubtful. Interest previously accrued, but uncollected, is reversed against current period income. Subsequent interest payments received on nonaccrual loans are recognized as interest income, or recorded as a reduction of principal if full collection of the loan is doubtful or if impairment of the collateral is identified. Loans are removed from nonaccrual status when they have been current as to principal and interest for a period of time, the borrower has demonstrated an ability to comply with repayment terms, and when, in management's opinion, the loans are considered to be fully collectible.

The Corporation has made no changes in its practices or policies during 2011 concerning the placement of loans or investment securities into nonaccrual status.

There were no significant commitments to lend additional funds to borrowers whose loans were on nonaccrual status at December 31, 2011.

Interest income that would have been recognized if loans on nonaccrual status had been current in accordance with their original terms was approximately $1.7 million, $1.3 million and $2.0 million in 2011, 2010 and 2009, respectively. Interest income attributable to these loans included in the Consolidated Statements of Income amounted to approximately $505 thousand, $831 thousand and $1.0 million in 2011, 2010 and 2009, respectively.

The following table presents additional detail on nonaccrual loans as of the dates indicated:

(Dollars in thousands)	December 31, 2011			December 31, 2010		
	Days Past Due			Days Past Due		
	Over 90	Under 90	Total	Over 90	Under 90	Total
Commercial:						
Mortgages	$4,995	$714	$5,709	$5,322	$1,302	$6,624
Construction and development	—	—	—	—	—	—
Other commercial	633	3,075	3,708	3,376	1,883	5,259
Residential real estate mortgages	6,283	4,331	10,614	4,041	2,373	6,414
Consumer	874	332	1,206	11	202	213
Total nonaccrual loans	$12,785	$8,452	$21,237	$12,750	$5,760	$18,510

Nonaccrual commercial mortgage loans decreased by $915 thousand from the balance at the end of 2010. As of December 31, 2011, the $5.7 balance of nonaccrual commercial mortgage loans consisted of nine relationships. The loss allocation on total nonaccrual commercial mortgages was $329 thousand at December 31, 2011. All of the nonaccrual commercial mortgage loans were located in Rhode Island and Connecticut. As of December 31, 2011, the largest nonaccrual relationship in the commercial mortgage category totaled $4.2 million and is secured by several properties including office, light industrial and retail space. This relationship was collateral dependent and based on the fair value of the underlying collateral, a $201 thousand loss allocation on this relationship was deemed necessary at December 31, 2011. The bank has additional accruing commercial real estate and residential mortgages loans totaling $4.7 million to this borrower. These additional loans have performed in accordance with the terms of the loans and were not past due at December 31, 2011.

Nonaccrual other commercial loans amounted to $3.7 million at December 31, 2011, down by $1.6 million from the balance of $5.3 million at December 31, 2010. The loss allocation on these loans was $631 thousand at December 31, 2011. The largest nonaccrual relationship in the other commercial category was $1.7 million at December 31, 2011. This relationship was collateral dependent and secured by retail properties. Based on the fair value of the underlying collateral, a loss allocation of $260 thousand was deemed necessary as of December 31, 2011.

Nonaccrual residential mortgages increased by $4.2 million from the balance at the end of 2010. As of December 31, 2011, the $10.6 million balance of nonaccrual residential mortgages consisted of 38 loans, with approximately $8.7 million located in Rhode Island, Massachusetts and Connecticut. The loss allocation on total nonaccrual residential mortgages was $1.7 million at December 31, 2011. Included in total nonaccrual residential mortgages were 17 loans purchased for portfolio and serviced by others amounting to $5.4 million. Management monitors the collection efforts of its third party servicers as part of its assessment of the collectibility of nonperforming loans.

Nonaccrual consumer loans increased by $993 thousand from the balance at December 31, 2010. The increase primarily includes home equity lines and loans.

Past Due Loans
The following tables present past due loans by category as of the dates indicated:

(Dollars in thousands)

December 31,	2011		2010	
	Amount	% (1)	Amount	% (1)
Commercial mortgages	$6,931	1.09%	$8,021	1.42%
Other commercial loans	5,375	1.10%	6,191	1.34%
Residential real estate mortgages	11,757	1.68%	8,591	1.33%
Consumer loans	2,210	0.69%	2,464	0.76%
Total past due loans	$26,273	1.22%	$25,267	1.27%

(1) Percentage of past due loans to the total loans outstanding within the respective category.

As of December 31, 2011, total delinquencies amounted to $26.3 million, or 1.22% of total loans, compared to $25.3 million, or 1.27%, as of December 31, 2010.

Included in past due loans as of December 31, 2011 and 2010, were nonaccrual loans of $17.6 million and $14.9 million, respectively. All loans 90 days or more past due at December 31, 2011 and 2010 were classified as nonaccrual.

The increase in total delinquencies in 2011 was due to a $3.2 million net increase in residential real estate mortgage delinquencies, partially offset by a $1.9 million net decline in commercial mortgage and other commercial loan delinquencies.

As of December 31, 2011, the $11.8 million balance of residential real estate mortgage loan delinquencies consisted of 41 loans and included $8.8 million of loans already in nonaccrual status. Approximately $8.9 million of total residential real estate mortgage loan delinquencies were located in Rhode Island, Connecticut and Massachusetts.

We use various techniques to monitor credit deterioration in the portfolios of residential mortgage loans and home equity lines and loans. Among these techniques, the Corporation periodically tracks loans with an updated FICO score and an estimated loan to value ("LTV") ratio, with LTV determined via statistical modeling analyses. The indicated LTV levels are estimated based on such factors as the location, the original LTV, and the date of origination of the loan and do not reflect actual appraisal amounts. This information and trends associated with this information is considered by management in its assessment of the allocation of loss exposure in the residential mortgage loan portfolio.

Troubled Debt Restructurings
Loans are considered restructured in a troubled debt restructuring when the Corporation has granted concessions to a borrower due to the borrower's financial condition that it otherwise would not have considered. These concessions include modifications of the terms of the debt such as reduction of the stated interest rate other than normal market rate adjustments, extension of maturity dates, or reduction of principal balance or accrued interest. The decision to restructure a loan, versus aggressively enforcing the collection of the loan, may benefit the Corporation by increasing the ultimate probability of collection.

Restructured loans are classified as accruing or non-accruing based on management's assessment of the collectibility of the loan. Loans which are already on nonaccrual status at the time of the restructuring generally remain on nonaccrual status for approximately six months before management considers such loans for return to accruing status. Accruing restructured loans are placed into nonaccrual status if and when the borrower fails to comply with the restructured terms and management deems it unlikely that the borrower will return to a status of compliance in the near term.

Troubled debt restructurings are reported as such for at least one year from the date of the restructuring. In years after the restructuring, troubled debt restructured loans are removed from this classification if the restructuring did not involve a below market rate concession and the loan is not deemed to be impaired based on the terms specified in the restructuring agreement. At December 31, 2011, there were no significant commitments to lend additional funds to borrowers whose loans had been restructured.

The following table sets forth information on troubled debt restructured loans as of the dates indicated. The amounts below do not include insignificant amounts of accrued interest on accruing troubled debt restructured loans. See Note 5 to the Consolidated Financial Statements for additional information.

(Dollars in thousands)

December 31,	2011	2010	2009	2008	2007
Accruing troubled debt restructured loans:					
Commercial mortgages	$6,389	$11,736	$5,566	$—	$1,717
Other commercial	6,625	4,594	540	—	—
Residential real estate mortgages	1,481	2,863	2,736	263	—
Consumer	171	509	858	607	—
Accruing troubled debt restructured loans	14,666	19,702	9,700	870	1,717
Nonaccrual troubled debt restructured loans:					
Commercial mortgages	91	1,302	—	—	—
Other commercial	2,154	431	228	—	—
Residential real estate mortgages	2,615	948	336	—	—
Consumer	106	41	45	—	—
Nonaccrual troubled debt restructured loans	4,966	2,722	609	—	—
Total troubled debt restructured loans	$19,632	$22,424	$10,309	$870	$1,717

At December 31, 2011, loans classified as troubled debt restructurings totaled $19.6 million, down by $2.8 million from the balance at December 31, 2010. The net decrease in troubled debt restructured loans reflects paydowns and declassifications from troubled debt restructuring status offset, in part, by loans restructured during the year.

Included in troubled debt restructured loans at December 31, 2011, was an accruing commercial mortgage loan relationship with a carrying value of $5.6 million, secured by mixed use property. This loan restructuring took place in the third quarter of 2010 and included a modification of certain payment terms and a below market interest rate concession for a portion of the loan. The borrower has performed in accordance with its restructured terms. Also included in troubled debt restructured loans at December 31, 2011, was an accruing other commercial loan relationship with a carrying value of $4.7 million, secured by real estate and marketable securities. This restructuring took place in the fourth quarter of 2011 and included a below market rate concession and modification of certain payment terms. In connection with this restructuring, a principal payment of $4.9 million was also received during the fourth quarter of 2011.

Potential Problem Loans

The Corporation classifies certain loans as "substandard," "doubtful," or "loss" based on criteria consistent with guidelines provided by banking regulators. Potential problem loans consist of classified accruing commercial loans that were less than 90 days past due at December 31, 2011 and other loans for which known information about possible credit problems of the related borrowers causes management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as nonperforming at some time in the future. These loans are not included in the amounts of nonaccrual or restructured loans presented above. Management cannot predict the extent to which economic conditions may worsen or other factors which may impact borrowers and the potential problem loans. Accordingly, there can be no assurance that other loans will not become 90 days or more past due, be placed on nonaccrual, become restructured, or require increased allowance coverage and provision for loan losses. The Corporation has identified approximately $7.4 million in potential problem loans at December 31, 2011, as compared to $6.7 million at December 31, 2010. Approximately 86% of the potential problem loans at December 31, 2011 consisted of eight commercial lending relationships, which have been classified based on our evaluation of the financial condition of the borrowers. Potential problem loans are assessed for loss exposure using the methods described in Note 5 to the

Consolidated Financial Statements under the caption "Credit Quality Indicators."

Allowance for Loan Losses

Establishing an appropriate level of allowance for loan losses necessarily involves a high degree of judgment. The Corporation uses a methodology to systematically measure the amount of estimated loan loss exposure inherent in the loan portfolio for purposes of establishing a sufficient allowance for loan losses. See additional discussion regarding the allowance for loan losses under the caption "Critical Accounting Policies and Estimates" and in Note 6 to the Consolidated Financial Statements.

The allowance for loan losses is management's best estimate of the probable loan losses inherent in the loan portfolio as of the balance sheet date. The allowance is increased by provisions charged to earnings and by recoveries of amounts previously charged off, and is reduced by charge-offs on loans.

The Bank's general practice is to identify problem credits early and recognize full or partial charge-offs as promptly as practicable when it is determined that the collection of loan principal is unlikely. The Bank recognizes full or partial charge-offs on collateral dependent impaired loans when the collateral is deemed to be insufficient to support the carrying value of the loan. The Bank does not recognize a recovery when an updated appraisal indicates a subsequent increase in value.

As of December 31, 2011, the allowance for loan losses was $29.8 million, or 1.39% of total loans, which compares to an allowance of $28.6 million, or 1.43% of total loans at December 31, 2010. The status of nonaccrual loans, delinquent loans and performing loans were all taken into consideration in the assessment of the adequacy of the allowance for loan losses. In addition, the balance and trends of credit quality indicators, including the commercial loan categories of Pass, Special Mention and Classified, are integrated into the process used to determine the allocation of loss exposure. See Note 5 to the Consolidated Financial Statements for additional information under the caption "Credit Quality Indicators." Management believes that the allowance for loan losses is adequate and consistent with asset quality and delinquency indicators. The four basis point decline in allowance for loan losses as a percentage of total loans in 2011 was also consistent with the shift in mix of nonaccrual loans and delinquencies to a higher proportion of residential mortgages, which generally have lower loss experience results than commercial and commercial real estate loans.

The estimation of loan loss exposure inherent in the loan portfolio includes, among other procedures, (1) identification of loss allocations for individual loans deemed to be impaired in accordance with GAAP, (2) loss allocation factors for non-impaired loans based on credit grade, loss experience, delinquency factors and other similar economic indicators, and (3) general loss allocations for other environmental factors, which is classified as "unallocated". We periodically reassess and revise the loss allocation factors used in the assignment of loss exposure to appropriately reflect our analysis of migrational loss experience. We analyze historical loss experience in the various portfolios over periods deemed to be relevant to the inherent risk of loss in the respective portfolios as of the balance sheet date. Revisions to loss allocation factors are not retroactively applied.

The methodology to measure the amount of estimated loan loss exposure includes an analysis of individual loans deemed to be impaired. Impaired loans are loans for which it is probable that the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreements and all loans restructured in a troubled debt restructuring. Impaired loans do not include large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, which consist of most residential mortgage loans and consumer loans. Impairment is measured on a discounted cash flow method based upon the loan's contractual effective interest rate, or at the loan's observable market price, or if the loan is collateral dependent, at the fair value of the collateral less costs to sell. For collateral dependent loans, management may adjust appraised values to reflect estimated market value declines or apply other discounts to appraised values for unobservable factors resulting from its knowledge of circumstances associated with the property.

The following is a summary of impaired loans by measurement type:

(Dollars in thousands)

December 31,	2011	2010
Collateral dependent impaired loans (1)	$22,316	$14,872
Impaired loans measured on discounted cash flow method (2)	6,717	18,756
Total impaired loans	$29,033	$33,628

(1) Net of partial charge-offs of $2.3 million at both December 31, 2011 and 2010.
(2) Net of partial charge-offs of $328 thousand at December 31, 2011 and $1.5 million at December 31, 2010.

Impaired loans consist of nonaccrual commercial loans, troubled debt restructured loans and other loans classified as impaired. See Note 5 to the Consolidated Financial Statements for additional disclosure on impaired loans. The loss allocation on impaired loans amounted to $1.8 million and $2.1 million, respectively, at December 31, 2011 and 2010. Various loan loss allowance coverage ratios are affected by the timing and extent of charge-offs, particularly with respect to impaired collateral dependent loans. For such loans the Bank generally recognizes a partial charge-off equal to the identified loss exposure, therefore the remaining allocation of loss is minimal.

Other individual commercial loans and commercial mortgage loans not deemed to be impaired are evaluated using the internal rating system and the application of loss allocation factors. The loan rating system is described under the caption "Credit Quality Indicators" in Note 5 to the Consolidated Financial Statements. The loan rating system and the related loss allocation factors take into consideration parameters including the borrower's financial condition, the borrower's performance with respect to loan terms, and the adequacy of collateral. Portfolios of more homogenous populations of loans including residential mortgages and consumer loans are analyzed as groups taking into account delinquency ratios and other indicators and our historical loss experience for each type of credit product. During 2011, we have continued to periodically reassess and revise the loss allocation factors and estimates used in the assignment of loss exposure to appropriately reflect our analysis of migrational loss experience.

Appraisals are generally obtained with values determined on an "as is" basis from independent appraisal firms for real estate collateral dependent commercial loans in the process of collection or when warranted by other deterioration in the borrower's credit status. Updates to appraisals are generally obtained for troubled or nonaccrual loans or when management believes it is warranted. The Corporation has continued to maintain appropriate professional standards regarding the professional qualifications of appraisers and has an internal review process to monitor the quality of appraisals.

For residential mortgages and real estate collateral dependent consumer loans that are in the process of collection, valuations are obtained from independent appraisal firms with values determined on an "as is" basis.

For the years ended December 31, 2011 and 2010, the loan loss provision totaled $4.7 million and $6.0 million, respectively. The provision for loan losses was based on management's assessment of trends in asset quality and credit quality indicators, as well as the absolute level of loan loss allocation. The decline in the loan loss provision in 2011 was primarily due to a higher level of larger loan loss allocations on certain commercial loan relationships in 2010 compared to 2011, as well as a shift in 2011 towards a higher proportion of nonaccrual residential mortgage loans as a percentage of total nonaccrual loans. Net charge-offs were $3.5 million, or 0.17% of average loans in 2011 and $4.8 million, or 0.24% of average loans, in 2010. See additional discussion regarding the allocation of the provision under the caption "Provision and Allowance for Loan Losses."

Management believes that overall credit quality continues to be affected by weaknesses in national and regional economic conditions, including high unemployment levels. While management believes that the level of allowance for loan losses at December 31, 2011 is appropriate, management will continue to assess the adequacy of the allowance for loan losses in accordance with its established policies.

The following table reflects the activity in the allowance for loan losses for the dates presented:

(Dollars in thousands)

December 31,	2011	2010	2009	2008	2007
Balance at beginning of year	$28,583	$27,400	$23,725	$20,277	$18,894
Charge-offs:					
Commercial:					
Mortgages	960	1,284	1,615	185	26
Construction and development	—	—	—	—	—
Other	1,685	2,983	2,907	1,044	506
Residential:					
Mortgages	641	646	417	104	—
Homeowner construction	—	—	—	—	—
Consumer	548	489	223	260	246
Total charge-offs	3,834	5,402	5,162	1,593	778
Recoveries:					
Commercial:					
Mortgages	7	132	37	68	—
Construction and development	—	—	—	—	—
Other	311	196	251	48	203
Residential:					
Mortgages	4	233	28	—	—
Homeowner construction	—	—	—	—	—
Consumer	31	24	21	125	58
Total recoveries	353	585	337	241	261
Net charge-offs (recoveries)	3,481	4,817	4,825	1,352	517
Provision charged to earnings	4,700	6,000	8,500	4,800	1,900
Balance at end of year	$29,802	$28,583	$27,400	$23,725	$20,277
Net charge-offs (recoveries) to average loans	0.17%	0.24%	0.25%	0.08%	0.03%

The following table presents the allocation of the allowance for loan losses. The allocation below is neither indicative of the specific amounts or the loan categories in which future charge-offs may occur, nor is it an indicator of any future loss trends, The allocation of the allowance to each category does not restrict the use of the allowance to absorb any losses in any category.

(Dollars in thousands)

December 31,	2011	2010	2009	2008	2007
Commercial:					
Mortgages	$8,195	$7,330	$7,360	$4,904	$5,218
% of these loans to all loans	29%	26%	26%	22%	18%
Construction and development	95	723	874	784	1,445
% of these loans to all loans	1%	2%	4%	3%	4%
Other	6,200	6,495	6,423	6,889	4,229
% of these loans to all loans	22%	23%	21%	23%	21%
Residential:					
Mortgages	4,575	4,081	3,638	2,111	1,681
% of these loans to all loans	32%	31%	31%	34%	37%
Homeowner construction	119	48	43	84	55
% of these loans to all loans	1%	1%	1%	1%	1%
Consumer	2,452	1,903	1,346	2,231	2,027
% of these loans to all loans	15%	17%	17%	17%	19%
Unallocated	8,166	8,003	7,716	6,722	5,622
Balance at end of year	$29,802	$28,583	$27,400	$23,725	$20,277
	100%	100%	100%	100%	100%

Sources of Funds

Our sources of funds include deposits, brokered certificates of deposit, FHLBB borrowings, other borrowings and proceeds from the sales, maturities and payments of loans and investment securities. Washington Trust uses funds to originate and purchase loans, purchase investment securities, conduct operations, expand the branch network and pay dividends to shareholders.

Management's preferred strategy for funding asset growth is to grow low cost deposits (demand deposit, NOW and savings accounts). Asset growth in excess of low cost deposits is typically funded through higher cost deposits (certificates of deposit and money market accounts), brokered certificates of deposit, FHLBB borrowings, and securities portfolio cash flow.

Deposits

Washington Trust offers a wide variety of deposit products to consumer and business customers. Deposits provide an important source of funding for the Bank as well as an ongoing stream of fee revenue.

Total deposits amounted to $2.1 billion at December 31, 2011, up by $90.0 million, or 4%, from the balance at December 31, 2010. Excluding out-of-market brokered certificates of deposit, in-market deposits were up by $52.3 million, or 3%, in 2011.

Demand deposits amounted to $339.8 million at December 31, 2011, up by $111.4 million, or 49%, from December 31,

2010. NOW account balances increased by $15.1 million, or 6%, in 2011 and totaled $257.0 million at December 31, 2011.

Money market account balances totaled $406.8 million at December 31, 2011, up by $10.3 million, or 3%, from the end of 2010. During 2011, savings deposits increased by $23.0 million, or 10%, and amounted to $243.9 million at December 31, 2011.

Time deposits (including brokered certificates of deposit) amounted to $878.8 million at December 31, 2011, down by $69.8 million, or 7%, from the balance at December 31, 2010. The Corporation utilizes out-of-market brokered time deposits as part of its overall funding program along with other sources. Out-of-market brokered time deposits amounted to $90.1 million at December 31, 2011, compared to $52.3 million at December 31, 2010. Excluding out-of-market brokered certificates of deposit, in-market time deposits declined by $107.5 million, or 12%, in 2011. Washington Trust is a member of the Certificate of Deposit Account Registry Service ("CDARS") network. Included in in-market time deposits at December 31, 2011 were CDARS reciprocal time deposits of $18 million, which were down by $82 million from December 31, 2010.

Borrowings

Federal Home Loan Bank Advances

The Corporation utilizes advances from the FHLBB as well as other borrowings as part of its overall funding strategy. FHLBB advances were used to meet short-term liquidity needs, to purchase securities and to purchase loans from other institutions. FHLBB advances increased by $41.8 million during the year and amounted to $540.5 million at December 31, 2011.

During 2011 and in connection with the Corporation's ongoing interest rate risk management efforts, the Corporation modified the terms to extend the maturity dates of certain FHLBB advances totaling $153.8 million with original maturity dates in 2012, 2013 and 2014. As a result, the Corporation realized total interest expense savings of approximately $624 thousand in 2011.

During 2011, balance sheet deleveraging transactions were consummated, which consisted of the sale of $9.7 million in mortgage-backed securities and the prepayment of $9.0 million in FHLBB advances. As a result, $368 thousand of net realized gains on securities and $694 thousand debt prepayment penalty charges were recognized.

See Note 11 to the Consolidated Financial Statements for additional information on borrowings.

Other Borrowings

Other borrowings largely consist of securities sold under repurchase agreements. Other borrowings amounted to $19.8 million at December 31, 2011, compared to $23.4 million at December 31, 2010.

See Note 11 to the Consolidated Financial Statements for additional information on borrowings.

Liquidity and Capital Resources

Liquidity Management

Liquidity is the ability of a financial institution to meet maturing liability obligations and customer loan demand. Washington Trust's primary source of liquidity is deposits, which funded approximately 70% of total average assets in 2011. While the generally preferred funding strategy is to attract and retain low cost deposits, the ability to do so is affected by competitive interest rates and terms in the marketplace. Other sources of funding include discretionary use of purchased liabilities (e.g., FHLBB term advances and other borrowings), cash flows from the Corporation's securities portfolios and loan repayments. Securities designated as available for sale may also be sold in response to short-term or long-term liquidity needs although management has no intention to do so at this time.

Washington Trust has a detailed liquidity funding policy and a contingency funding plan that provide for the prompt and comprehensive response to unexpected demands for liquidity. Management employs stress testing methodology to estimate needs for contingent funding that could result from unexpected outflows of funds in excess of "business as usual" cash flows. In management's estimation, risks are concentrated in two major categories: (1) runoff of in-market deposit balances; and (2) unexpected drawdown of loan commitments. Of the two categories, potential runoff of deposit balances would have the most significant impact on contingent liquidity. Our stress test scenarios, therefore, emphasize attempts to quantify deposits at risk over selected time horizons. In addition to these unexpected outflow risks, several other "business as usual" factors enter into the calculation of the adequacy of contingent liquidity including (1) payment proceeds from loans and investment securities; (2) maturing debt obligations; and (3) maturing time deposits. Washington Trust has established collateralized borrowing capacity with the Federal Reserve Bank of Boston and also maintains additional collateralized borrowing capacity with the FHLBB in excess of levels used in the ordinary course of business.

The ALCO establishes and monitors internal liquidity measures to manage liquidity exposure. Liquidity remained well within target ranges established by the ALCO during 2011. Based on its assessment of the liquidity considerations described above, management believes the Corporation's sources of funding will meet anticipated funding needs.

For 2011, net cash provided by financing activities amounted to $115.7 million. Total deposits increased by $90.0 million, while FHLBB advances increased by $41.8 million and cash dividends paid totaled $14.2 million in 2011. See additional disclosure regarding FHLBB advances under the caption "Borrowings". Net cash used in investing activities totaled $158.6 million for 2011. Proceeds from the sales of securities as well as maturities and principal paydowns were offset by purchases of securities and loan growth. Net cash provided by operating activities amounted to $37.2 million for 2011, most of which was generated by net income. See the Corporation's Consolidated Statements of Cash Flows for further information about sources and uses of cash.

Capital Resources

Total shareholders' equity amounted to $281.4 million at December 31, 2011, compared to $268.9 million at December 31, 2010. A charge of $7.0 million to the accumulated other comprehensive income component shareholders' equity was recorded at December 31, 2011, associated with the periodic remeasurement of the value of defined benefit pension liabilities. This charge was largely due to a decline in the discount rates used to measure the present value of pension liabilities as a result of a reduction in market rates of interest.

The Corporation's 2006 Stock Repurchase Plan authorizes the repurchase of up to 400,000 shares. As of December 31, 2011, a cumulative total of 185,400 shares have been repurchased. All of these shares of stock were repurchased in 2007 at a total cost of $4.8 million.

The ratio of total equity to total assets amounted to 9.2% at December 31, 2011 and 2010. Book value per share at December 31, 2011 and 2010 amounted to $17.27 and $16.63, respectively.

The Bancorp and the Bank are subject to various regulatory capital requirements. As of December 31, 2011, the Bancorp and the Bank are categorized as "well-capitalized" under the regulatory framework for prompt corrective action. See Note 12 to the Consolidated Financial Statements for additional discussion of capital requirements.

Contractual Obligations and Commitments

The Corporation has entered into numerous contractual obligations and commitments. The following table summarizes our contractual cash obligations and other commitments at December 31, 2011.

(Dollars in thousands)	Payments Due by Period				
	Total	Less Than 1 Year (1)	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations:					
FHLBB advances (2)	$540,450	$138,965	$132,866	$224,806	$43,813
Junior subordinated debentures	32,991	—	—	—	32,991
Operating lease obligations	17,004	2,029	3,955	2,619	8,401
Software licensing arrangements	4,288	1,771	2,048	469	—
Other borrowings	19,758	19,538	86	101	33
Total contractual obligations	$614,491	$162,303	$138,955	$227,995	$85,238

(1) Maturities or contractual obligations are considered by management in the administration of liquidity and are routinely refinanced in the ordinary course of business.

(2) All FHLBB advances are shown in the period corresponding to their scheduled maturity. Some FHLBB advances are callable at earlier dates. See Note 11 to the Consolidated Financial Statements for additional information.

(Dollars in thousands)	Amount of Commitment Expiration – Per Period				
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Other Commitments:					
Commercial loans	$222,805	$124,319	$39,544	$13,417	$45,525
Home equity lines	185,124	473	—	—	184,651
Other loans	35,035	28,259	1,056	5,720	—
Standby letters of credit	8,560	6,960	1,600	—	—
Forward loan commitments to:					
Originate loans	56,950	56,950	—	—	—
Sell loans	76,574	76,574	—	—	—
Customer related derivative contracts:					
Interest rate swaps with customers	61,586	—	42,033	12,859	6,694
Mirror swaps with counterparties	61,586	—	42,033	12,859	6,694
Interest rate risk management contract:					
Interest rate swap	32,991	—	10,310	22,681	—
Total commitments	$741,211	$293,535	$136,576	$67,536	$243,564

The Corporation expects to contribute $3.0 million to its qualified pension plan in 2012. In addition, the Corporation expects to contribute $723 thousand in benefit payments to the non-qualified retirement plans in 2012. Volatility in the value of plan assets may cause the Corporation to make higher levels of contributions in future years. See Note 15 to the Consolidated Financial Statements for disclosure on pension liabilities.

Off-Balance Sheet Arrangements

In the normal course of business, Washington Trust engages in a variety of financial transactions that, in accordance with GAAP, are not recorded in the financial statements, or are recorded in amounts that differ from the notional amounts. Such transactions are used to meet the financing needs of its customers and to manage the exposure to fluctuations in interest rates. These financial transactions include commitments to extend credit, standby letters of credit, interest rate swaps, and commitments to originate and commitments to sell fixed rate mortgage loans. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. The Corporation's credit policies with respect to interest rate swap agreements with commercial borrowers, commitments to extend credit, and standby letters of credit are similar to those used for loans. The interest rate swaps with other counterparties are generally subject to bilateral collateralization terms.

For additional information on derivative financial instruments and financial instruments with off-balance sheet risk see Notes 13 and 19 to the Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements for details of recently issued accounting pronouncements and their expected impact on the Corporation's financial statements.

Asset/Liability Management and Interest Rate Risk

Interest rate risk is the primary market risk category associated with the Corporation's operations. The ALCO is responsible for establishing policy guidelines on liquidity and acceptable exposure to interest rate risk. Periodically, the ALCO reports on the status of liquidity and interest rate risk matters to the Bank's Board of Directors. Interest rate risk is the risk of loss to future earnings due to changes in interest rates. The objective of the ALCO is to manage assets and funding sources to produce results that are consistent with Washington Trust's liquidity, capital adequacy, growth, risk and profitability goals.

The ALCO manages the Corporation's interest rate risk using income simulation to measure interest rate risk inherent in the Corporation's on-balance sheet and off-balance sheet financial instruments at a given point in time by showing the effect of interest rate shifts on net interest income over a 12-month horizon, the 13 to 24 month horizon and a 60-month horizon. The simulations assume that the size and general composition of the Corporation's balance sheet remain static over the simulation horizons, with the exception of certain deposit mix shifts from low-cost core savings to higher-cost time deposits in selected interest rate scenarios. Additionally, the simulations take into account the specific repricing, maturity, call options, and prepayment characteristics of differing financial instruments that may vary under different interest rate scenarios. The characteristics of financial instrument classes are reviewed periodically by the ALCO to ensure their accuracy and consistency.

The ALCO reviews simulation results to determine whether the Corporation's exposure to a decline in net interest income remains within established tolerance levels over the simulation horizons and to develop appropriate strategies to manage this exposure. As of December 31, 2011 and 2010, net interest income simulations indicated that exposure to changing interest rates over the simulation horizons remained within tolerance levels established by the Corporation. The Corporation defines maximum unfavorable net interest income exposure to be a change of no more than 5% in net interest income over the first 12 months, no more than 10% over the second 12 months, and no more than 10% over the full 60-month simulation horizon. All changes are measured in comparison to the projected net interest income that would result from an "unchanged" rate scenario where both interest rates and the composition of the Corporation's balance sheet remain stable for a 60-month period. In addition to measuring the change in net interest income as compared to an unchanged interest rate scenario, the ALCO also measures the trend of both net interest income and net interest margin over a 60-month horizon to ensure the stability and adequacy of this source of earnings in different interest rate scenarios.

The ALCO regularly reviews a wide variety of interest rate shift scenario results to evaluate interest risk exposure, including scenarios showing the effect of steepening or flattening changes in the yield curve of up to 500 basis points as well as parallel changes in interest rates of up to 400 basis points. Because income simulations assume that the Corporation's balance sheet will remain static over the simulation horizon, the results do not reflect adjustments in strategy that the ALCO could implement in response to rate shifts.

The following table sets forth the estimated change in net interest income from an unchanged interest rate scenario over the periods indicated for parallel changes in market interest rates using the Corporation's on- and off-balance sheet financial instruments as of December 31, 2011 and 2010. Interest rates are assumed to shift by a parallel 100, 200 or 300 basis points upward or 100 basis points downward over a 12-month period, except for core savings deposits, which are assumed to shift by lesser amounts due to their relative historical insensitivity to market interest rate movements. Further, deposits are assumed to have certain minimum rate levels below which they will not fall. It should be noted that the rate scenarios shown do not necessarily reflect the ALCO's view of the "most likely" change in interest rates over the periods indicated.

December 31,	2011		2010	
	Months 1 - 12	Months 13 - 24	Months 1 - 12	Months 13 - 24
100 basis point rate decrease	(2.29)%	(6.70)%	(2.18)%	(6.34)%
100 basis point rate increase	2.06%	3.25%	2.12%	2.50%
200 basis point rate increase	4.13%	5.88%	4.50%	5.10%
300 basis point rate increase	5.45%	6.40%	7.64%	6.18%

The ALCO estimates that the negative exposure of net interest income to falling rates as compared to an unchanged rate scenario results from a more rapid decline in earning asset yields compared to rates paid in deposits. If market interest rates were to fall from their already low levels and remain lower for a sustained period, certain core savings and time deposit rates could decline more slowly and by a lesser amount than other market rates. Asset yields would likely decline more rapidly than deposit costs as current asset holdings mature or reprice, since cash flow from mortgage-related prepayments and redemption of callable securities would increase as market rates fall.

The positive exposure of net interest income to rising rates as compared to an unchanged rate scenario results from a more rapid projected relative rate of increase in asset yields than funding costs over the near term. For simulation purposes, deposit rate changes are anticipated to lag other market rates in both timing and magnitude. The ALCO's estimate of interest rate risk exposure to rising rate environments, including those involving changes to the shape of the yield curve, incorporates certain assumptions regarding the shift in deposit balances from low-cost core savings categories to higher-cost deposit categories, which has characterized a shift in funding mix during the past rising interest rate cycles.

While the ALCO reviews simulation assumptions and periodically back-tests the simulation results to ensure that they are reasonable and current, income simulation may not always prove to be an accurate indicator of interest rate risk or future net interest margin. Over time, the repricing, maturity and prepayment characteristics of financial instruments and the composition of the Corporation's balance sheet may change to a different degree than estimated. Simulation modeling assumes a static balance sheet, with the exception of certain modeled deposit mix shifts from low-cost core savings deposits to higher-cost money market and time deposits in rising rate scenarios as noted above. Due to the low current level of market interest rates, the banking industry has experienced relatively strong growth in low-cost FDIC-insured core savings deposits over the past several quarters. The ALCO recognizes that a portion of these increased levels of low-cost balances could shift into higher yielding alternatives in the future, particularly if interest rates rise and as confidence in financial markets strengthens, and has modeled increased amounts of deposit shifts out of these low-cost categories into higher-cost alternatives in the rising rate simulation scenarios presented above. It should be noted that the static balance sheet assumption does not necessarily reflect the Corporation's expectation for future balance sheet growth, which is a function of the business environment and customer behavior. Another significant simulation assumption is the sensitivity of core savings deposits to fluctuations in interest rates. Income simulation results assume that changes in both core savings deposit rates and balances are related to changes in short-term interest rates. The assumed relationship between short-term interest rate changes and core deposit rate and balance changes used in income simulation may differ from the ALCO's estimates. Lastly, mortgage-backed securities and mortgage loans involve a level of risk that unforeseen changes in prepayment speeds may cause related cash flows to vary significantly in differing rate environments. Such changes could affect the level of reinvestment risk associated with cash flow from these instruments, as well as their market value. Changes in prepayment speeds could also increase or decrease the amortization of premium or accretion of discounts related to such instruments, thereby affecting interest income.

The Corporation also monitors the potential change in market value of its available for sale debt securities in changing interest rate environments. The purpose is to determine market value exposure that may not be captured by income simulation, but which might result in changes to the Corporation's capital position. Results are calculated using industry-standard analytical techniques and securities data. Available for sale equity securities are excluded from this analysis because the market value of such securities cannot be directly correlated with changes in interest rates. The following table summarizes the potential change in market value of the Corporation's available for sale debt securities as of December 31, 2011 and 2010 resulting from immediate parallel rate shifts:

(Dollars in thousands) Security Type	Down 100 Basis Points	Up 200 Basis Points
U.S. government-sponsored enterprise securities (noncallable)	$777	($1,473)
States and political subdivisions	2,624	(4,919)
Mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises	3,645	(16,027)
Trust preferred debt and other corporate debt securities	1,092	695
Total change in market value as of December 31, 2011	$8,138	($21,724)
Total change in market value as of December 31, 2010	$10,953	($30,438)

See Notes 13 and 19 to the Consolidated Financial Statements for more information regarding the nature and business purpose of derivative financial instruments and financial instruments with off-balance sheet risk.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk.

Information regarding quantitative and qualitative disclosures about market risk appears under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the caption "Asset/Liability Management and Interest Rate Risk."

ITEM 8. Financial Statements and Supplementary Data.

The financial statements and supplementary data are contained herein.

Management's Annual Report on Internal Control Over Financial Reporting

The management of Washington Trust Bancorp, Inc. and subsidiaries (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation. The Corporation's internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Corporation's management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on our assessment, we believe that, as of December 31, 2011, the Corporation's internal control over financial reporting is effective based on those criteria.

The Corporation's independent registered public accounting firm has issued an attestation report on the effectiveness of the Corporation's internal control over financial reporting. This report appears on the following page of this Annual Report on Form 10-K.



Joseph J. MarcAurele
Chairman, President and
Chief Executive Officer



David V. Devault
Senior Executive Vice President,
Secretary and Chief Financial Officer

Report of Independent Registered Public Accounting Firm



The Board of Directors and Shareholders
Washington Trust Bancorp, Inc:

We have audited Washington Trust Bancorp, Inc. and Subsidiaries' (the "Corporation's") internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Corporation as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated March 7, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Providence, Rhode Island
March 7, 2012

Report of Independent Registered Public Accounting Firm



The Board of Directors and Shareholders
Washington Trust Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Washington Trust Bancorp, Inc. and Subsidiaries (the "Corporation") as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Washington Trust Bancorp, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 4 to the consolidated financial statements, as of January 1, 2009, the Corporation changed its method of evaluating other-than-temporary impairments of debt securities to comply with new accounting requirements issued by the FASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 7, 2012 expressed an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

KPMG LLP

Providence, Rhode Island
March 7, 2012

WASHINGTON TRUST BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except par value)

December 31,	2011	2010
Assets:		
Cash and due from banks	$82,238	$85,971
Short-term investments	4,782	6,765
Mortgage loans held for sale; amortized cost $19,624 in 2011	20,340	13,894
Securities:		
Available for sale, at fair value; amortized cost $524,036 in 2011 and $578,897 in 2010	541,253	594,100
Held to maturity, at cost; fair value $52,499 in 2011	52,139	—
Total securities	593,392	594,100
Federal Home Loan Bank stock, at cost	42,008	42,008
Loans:		
Commercial and other	1,124,628	1,027,065
Residential real estate	700,414	645,020
Consumer	322,117	323,553
Total loans	2,147,159	1,995,638
Less allowance for loan losses	29,802	28,583
Net loans	2,117,357	1,967,055
Premises and equipment, net	26,028	26,069
Investment in bank-owned life insurance	53,783	51,844
Goodwill	58,114	58,114
Identifiable intangible assets, net	6,901	7,852
Other assets	59,155	55,853
Total assets	$3,064,098	$2,909,525
Liabilities:		
Deposits:		
Demand deposits	$339,809	$228,437
NOW accounts	257,031	241,974
Money market accounts	406,777	396,455
Savings accounts	243,904	220,888
Time deposits	878,794	948,576
Total deposits	2,126,315	2,036,330
Federal Home Loan Bank advances	540,450	498,722
Junior subordinated debentures	32,991	32,991
Other borrowings	19,758	23,359
Other liabilities	63,233	49,259
Total liabilities	2,782,747	2,640,661
Commitments and contingencies		
Shareholders' Equity:		
Common stock of $.0625 par value; authorized 30,000,000 shares; issue 16,292,471 shares in 2011 and 16,171,618 shares in 2010	1,018	1,011
Paid-in capital	88,030	84,889
Retained earnings	194,198	178,939
Accumulated other comprehensive (loss) income	(1,895)	4,025
Total shareholders' equity	281,351	268,864
Total liabilities and shareholders' equity	$3,064,098	$2,909,525

The accompanying notes are an integral part of these consolidated financial statements.

WASHINGTON TRUST BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(Dollars and shares in thousands, except per share amounts)

Years ended December 31,	2011	2010	2009
Interest income:			
Interest and fees on loans	$99,319	$98,070	$96,796
Interest on securities: Taxable	18,704	21,824	29,423
Nontaxable	3,002	3,077	3,116
Dividends on corporate stock and Federal Home Loan Bank stock	252	198	245
Other interest income	69	85	50
Total interest income	121,346	123,254	129,630
Interest expense:			
Deposits	15,692	20,312	32,638
Federal Home Loan Bank advances	18,158	22,786	28,172
Junior subordinated debentures	1,568	1,989	1,947
Other interest expense	973	976	981
Total interest expense	36,391	46,063	63,738
Net interest income	84,955	77,191	65,892
Provision for loan losses	4,700	6,000	8,500
Net interest income after provision for loan losses	80,255	71,191	57,392
Noninterest income:			
Wealth management services:			
Trust and investment advisory fees	22,532	20,670	18,128
Mutual fund fees	4,287	4,423	4,140
Financial planning, commissions and other service fees	1,487	1,299	1,518
Wealth management services	28,306	26,392	23,786
Service charges on deposit accounts	3,455	3,587	3,667
Merchant processing fees	9,905	9,156	7,844
Card interchange fees	2,249	1,975	1,628
Income from bank-owned life insurance	1,939	1,887	1,794
Net gains on loan sales and commissions on loans originated for others	5,074	4,052	4,352
Net realized gains on securities	698	729	314
Net gains (losses) on interest rate swap contracts	6	(36)	697
Equity in losses of unconsolidated subsidiaries	(213)	(337)	—
Other income	1,536	1,485	1,708
Noninterest income, excluding other-than-temporary impairment losses	52,955	48,890	45,790
Total other-than-temporary impairment losses on securities	(54)	(245)	(6,650)
Portion of loss recognized in other comprehensive income (before tax)	(137)	(172)	3,513
Net impairment losses recognized in earnings	(191)	(417)	(3,137)
Total noninterest income	52,764	48,473	42,653
Noninterest expense:			
Salaries and employee benefits	51,095	47,429	41,917
Net occupancy	5,295	4,851	4,790
Equipment	4,344	4,099	3,917
Merchant processing costs	8,560	7,822	6,652
Outsourced services	3,530	3,304	3,169
FDIC deposit insurance costs	2,043	3,163	4,397
Legal, audit and professional fees	1,927	1,813	2,443
Advertising and promotion	1,819	1,633	1,687
Amortization of intangibles	951	1,091	1,209
Foreclosed property costs	878	841	72
Debt prepayment penalties	694	752	—
Other expenses	9,237	8,513	7,350
Total noninterest expense	90,373	85,311	77,603
Income before income taxes	42,646	34,353	22,442
Income tax expense	12,922	10,302	6,346
Net income	$29,724	$24,051	$16,096
Weighted average common shares outstanding - basic	16,254	16,114	15,995
Weighted average common shares outstanding - diluted	16,284	16,123	16,041
Per share information: Basic earnings per common share	$1.82	$1.49	$1.01
Diluted earnings per common share	$1.82	$1.49	$1.00
Cash dividends declared per share	$0.88	$0.84	$0.84

The accompanying notes are an integral part of these consolidated financial statements.

WASHINGTON TRUST BANCORP, INC. AND SUBSIDIARIES (Dollars and shares in thousands)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Shares Outstanding	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at January 1, 2009	15,935	$1,001	$82,095	$164,679	($10,458)	($2,206)	$235,111
Cumulative effect adjustment of change in accounting principle, net of $663 income tax benefit				1,196	(1,196)		—
Net income for 2009				16,096			16,096
Unrealized gains on securities, net of $5,724 income tax expense					10,334		10,334
Noncredit-related losses on securities not expected to be sold, net of $1,252 income tax benefit					(2,261)		(2,261)
Reclassification adjustments for net realized losses on securities included in net income, net of $2,258 income tax benefit					4,077		4,077
Defined benefit plan obligation adjustment, net of $1,605 income tax expense					2,878		2,878
Unrealized gains on cash flow hedges, net of $7 income tax expense					13		13
Reclassification adjustments for net realized losses on cash flow hedges included in net income, net of $28 income tax benefit					(50)		(50)
Comprehensive income							31,087
Cash dividends declared				(13,457)			(13,457)
Share-based compensation			708				708
Deferred compensation plan	3		(40)			93	53
Exercise of stock options, issuance of other compensation-related equity instruments and related tax benefit	44	1	(504)			841	338
Shares issued – dividend reinvestment plan	61	2	333			771	1,106
Balance at December 31, 2009	16,043	$1,004	$82,592	$168,514	$3,337	($501)	$254,946

The accompanying notes are an integral part of these consolidated financial statements.

WASHINGTON TRUST BANCORP, INC. AND SUBSIDIARIES **(Dollars and shares in thousands)**

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

	Common Shares Outstanding	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at January 1, 2010	16,043	$1,004	$82,592	$168,514	$3,337	($501)	$254,946
Net income for 2010				24,051			24,051
Unrealized gains on securities, net of $729 income tax expense					1,099		1,099
Reclassification adjustments for net realized gains on securities included in net income, net of $172 income tax expense					(311)		(311)
Credit-related OTTI realized losses transferred to net income, net of $61 income tax benefit					111		111
Defined benefit plan obligation adjustment, net of $240 income tax expense					452		452
Unrealized losses on cash flow hedges, net of $507 income tax benefit					(915)		(915)
Reclassification adjustments for net realized gains on cash flow hedges included in net income, net of $139 income tax expense					252		252
Comprehensive income							24,739
Cash dividends declared				(13,626)			(13,626)
Share-based compensation			909				909
Deferred compensation plan	3		(20)			64	44
Exercise of stock options, issuance of other compensation-related equity instruments and related tax benefit	69	5	841			4	850
Shares issued – dividend reinvestment plan	57	2	567			433	1,002
Balance at December 31, 2010	16,172	$1,011	$84,889	$178,939	$4,025	$—	$268,864
Net income for 2011				29,724			29,724
Unrealized gains on securities, net of $998 income tax expense					1,622		1,622
Reclassification adjustments for net realized gains on securities included in net income, net of $229 income tax expense					(415)		(415)
Credit-related OTTI realized losses transferred to net income, net of $49 income tax benefit					88		88
Defined benefit plan obligation adjustment, net of $3,743 income tax benefit					(6,759)		(6,759)
Unrealized losses on cash flow hedges, net of $522 income tax benefit					(942)		(942)
Reclassification adjustments for net realized gains on cash flow hedges included in net income, net of $269 income tax expense					486		486
Comprehensive income							23,804
Cash dividends declared				(14,465)			(14,465)
Share-based compensation			1,394				1,394
Exercise of stock options, issuance of other compensation-related equity instruments and related tax benefit	87	5	995				1,000
Shares issued – dividend reinvestment plan	33	2	752				754
Balance at December 31, 2011	16,292	$1,018	$88,030	$194,198	($1,895)	$—	$281,351

The accompanying notes are an integral part of these consolidated financial statements.

WASHINGTON TRUST BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

Years ended December 31,		2011	2010	2009
Cash flows from operating activities:				
Net income		$29,724	$24,051	$16,096
Adjustments to reconcile net income to net cash provided by operating activities:				
Provision for loan losses		4,700	6,000	8,500
Depreciation of premises and equipment		3,174	3,083	3,113
Foreclosed and repossessed property valuation adjustments		642	618	—
Net gain on sale of premises		(211)	—	—
Net amortization of premium and discount		1,768	797	335
Net amortization of intangibles		951	1,091	1,209
Non–cash charitable contribution		990	—	—
Share–based compensation		1,394	909	708
Deferred income tax benefit		(863)	(688)	(1,500)
Earnings from bank-owned life insurance		(1,939)	(1,887)	(1,794)
Net gains on loan sales and commissions on loans originated for others		(5,074)	(4,052)	(4,352)
Net realized gains on securities		(698)	(729)	(314)
Net impairment losses recognized in earnings		191	417	3,137
Net (gains) losses on interest rate swap contracts		(6)	36	(697)
Equity in losses of unconsolidated subsidiaries		213	337	—
Proceeds from sales of loans		208,275	201,450	250,467
Loans originated for sale		(206,242)	(201,771)	(253,442)
(Increase) decrease in other assets		(2,804)	646	(11,796)
Increase (decrease) in other liabilities		3,014	131	(3,045)
Net cash provided by operating activities		37,199	30,439	6,625
Cash flows from investing activities:				
Purchases of:	Mortgage-backed securities available for sale	(115,208)	(122,240)	—
	Other investment securities available for sale	(5,000)	(40,886)	(304)
	Mortgage-backed securities held to maturity	(53,720)	—	—
Proceeds from sales of:	Mortgage-backed securities available for sale	46,889	64,275	—
	Other investment securities available for sale	9,572	34,822	1,604
Maturities and principal payments of:	Mortgage-backed securities available for sale	115,500	150,062	171,330
	Other investment securities available for sale	855	12,000	17,475
	Mortgage-backed securities held to maturity	1,489	—	—
Net increase in loans		(148,652)	(77,382)	(79,661)
Purchases of loans, including purchased interest		(9,677)	(2,842)	(5,421)
Proceeds from the sale of property acquired through foreclosure or repossession		2,190	821	607
Proceeds from sale of premises and equipment, net of selling costs		1,279	—	—
Purchases of premises and equipment		(3,644)	(1,683)	(5,557)
Purchases of bank-owned life insurance		—	(5,000)	—
Equity investment in real estate limited partnership		(449)	(1,798)	(295)
Payment of deferred acquisition obligation		—	—	(2,509)
Net cash (used in) provided by investing activities		(158,576)	10,149	97,269

The accompanying notes are an integral part of these consolidated financial statements.

WASHINGTON TRUST BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollars in thousands)

Years ended December 31,	2011	2010	2009
Cash flows from financing activities:			
Net increase in deposits	89,985	113,320	132,142
Net (decrease) increase in other borrowings	(3,601)	1,858	(2,733)
Proceeds from Federal Home Loan Bank advances	514,475	204,540	276,670
Repayment of Federal Home Loan Bank advances	(472,747)	(313,144)	(498,960)
Issuance of treasury stock, including net deferred compensation plan activity	—	44	53
Proceeds from the issuance of common stock under dividend reinvestment plan	754	1,002	1,106
Proceeds from the exercise of stock options and issuance of other compensation-related equity instruments	885	785	364
Tax benefit (expense) from stock option exercises and issuance of other compensation-related equity instruments	115	65	(26)
Cash dividends paid	(14,205)	(13,582)	(13,440)
Net cash provided by (used in) financing activities	115,661	(5,112)	(104,824)
Net (decrease) increase in cash and cash equivalents	(5,716)	35,476	(930)
Cash and cash equivalents at beginning of year	92,736	57,260	58,190
Cash and cash equivalents at end of year	$87,020	$92,736	$57,260
Noncash Investing and Financing Activities:			
Loans charged off	$3,834	$5,402	$5,162
Loans transferred to property acquired through foreclosure or repossession	2,031	3,255	2,210
Reclassification of other-than-temporary impairment charge (see Note 4)	—	—	1,859
Supplemental Disclosures:			
Interest payments	$35,594	$44,244	$61,561
Income tax payments	13,390	10,663	9,776

The accompanying notes are an integral part of these consolidated financial statements.

General

Washington Trust Bancorp, Inc. (the "Bancorp") is a publicly-owned registered bank holding company and financial holding company. The Bancorp owns all of the outstanding common stock of The Washington Trust Company (the "Bank"), a Rhode Island chartered commercial bank founded in 1800. Through its subsidiaries, the Bancorp offers a complete product line of financial services including commercial, residential and consumer lending, retail and commercial deposit products, and wealth management services through its offices in Rhode Island, eastern Massachusetts and Connecticut.

(1) Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Bancorp and its subsidiaries (collectively, the "Corporation" or "Washington Trust"). All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year classification.

The accounting and reporting policies of the Corporation conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices of the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change are the determination of the allowance for loan losses and the review of goodwill, other intangible assets and investments for impairment. The current economic environment has increased the degree of uncertainty inherent in such estimates and assumptions.

Short-term Investments

Short-term investments consist of highly liquid investments with a maturity date of three months or less when purchased and are considered to be cash equivalents. The Corporation's short-term investments may be comprised of overnight federal funds sold, securities purchased under resale agreements and money market mutual funds.

Securities

Investments in debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and carried at amortized cost. Management determines the appropriate classification of securities at the time of purchase.

Investments not classified as held to maturity are classified as available for sale. Securities available for sale consist of debt and equity securities that are available for sale to respond to changes in market interest rates, liquidity needs, changes in funding sources and other similar factors. These assets are specifically identified and are carried at fair value. Changes in fair value of available for sale securities, net of applicable income taxes, are reported as a separate component of shareholders' equity. Washington Trust does not have a trading portfolio.

Premiums and discounts are amortized and accreted over the term of the securities on a method that approximates the level yield method. The amortization and accretion is included in interest income on securities. Dividend and interest income are recognized when earned. Realized gains or losses from sales of equity securities are determined using the average cost method, while other realized gains and losses are determined using the specific identification method.

The fair values of securities are based on either quoted market prices, third party pricing services or third party valuation specialists. When the fair value of an investment security is less than its amortized cost basis, the Corporation assesses whether the decline in value is other-than-temporary. The Corporation considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for impairment, the severity and duration of the impairment, changes in the value subsequent to the reporting date, forecasted performance of the issuer, changes in the dividend or interest payment practices of the issuer, changes in the credit rating of the issuer or the specific security, and the general market condition in the geographic area or industry the issuer operates in.

In determining whether an other-than-temporary impairment has occurred for debt securities, the Corporation compares the present value of cash flows expected to be collected from the security with the amortized cost of the security. If the present value of expected cash flows is less than the amortized cost of the security, then the entire amortized cost of the security will not be recovered; that is, a credit loss exists, and an other-than-temporary impairment shall be considered to have occurred. The credit loss component of an other-than-temporary impairment write-down for debt securities is recorded in earnings while the remaining portion of the impairment loss is recognized, net of tax, in other comprehensive income provided that the Corporation does not intend to sell the underlying debt security and it is more-likely-than not that the Corporation would not have to sell the debt security prior to recovery of the unrealized loss, which may be to maturity. If the Corporation intended to sell any securities with an unrealized loss or it is more-likely than not that the Corporation would be required to sell the investment securities, before recovery of their amortized cost basis, then the entire unrealized loss would be recorded in earnings.

See Note 4 for further discussion on the Corporation's investment securities portfolio.

Federal Home Loan Bank Stock

The Bank is a member of the Federal Home Loan Bank of Boston ("FHLBB"). The FHLBB is a cooperative that provides services, including funding in the form of advances, to its member banking institutions. As a requirement of membership, the Bank must own a minimum amount of FHLBB stock, calculated periodically based primarily on its level of borrowings from the FHLBB. No market exists for shares of the FHLBB and therefore, they are carried at par value. FHLBB stock may be redeemed at par value five years following termination of FHLBB membership, subject to limitations which may be imposed by the FHLBB or its regulator, the Federal Housing Finance Board, to maintain capital adequacy of the FHLBB. While the Corporation currently has no intentions to terminate its FHLBB membership, the ability to redeem its investment in FHLBB stock would be subject to the conditions imposed by the FHLBB. Based on the capital adequacy and the liquidity position of the FHLBB, management believes there is no impairment related to the carrying amount of the Corporation's FHLBB stock as of December 31, 2011. Further deterioration of the FHLBB's capital levels may require the Corporation to deem its restricted investment in FHLBB stock to be other-than-temporarily impaired. If evidence of impairment exists in the future, the FHLBB stock would reflect fair value using either observable or unobservable inputs. The Corporation will continue to monitor its investment in FHLBB stock.

Mortgage Banking Activities

Mortgage Loans Held for Sale - Residential mortgage loans originated and intended for sale in the secondary market are classified as held for sale. Prior to July 1, 2011, loans held for sale were carried at the lower of cost or fair value ("LOCOM"). Effective July, 2011, pursuant to Accounting Standards Codification ("ASC") 825, "Financial Instruments," the Company elected to carry newly originated closed loans held for sale at fair value. Changes in fair value relating to loans held for sale and forward sale commitments are recorded in earnings and are offset by changes in fair value relating to interest rate lock commitments. Gains and losses on residential loan sales are recorded in noninterest income as net gains on loan sales and commissions on loans originated for others.

Loan Servicing Rights - Rights to service loans for others are recognized as an asset, including rights acquired through both purchases and originations. The total cost of originated loans that are sold with servicing rights retained is allocated between the loan servicing rights and the loans without servicing rights based on their relative fair values. Capitalized loan servicing rights are included in other assets and are amortized as an offset to other income over the period of estimated net servicing income. They are periodically evaluated for impairment based on their fair value. Impairment is measured on an aggregated basis according to interest rate band and period of origination. The fair value is estimated based on the present value of expected cash flows, incorporating assumptions for discount rate, prepayment speed and servicing cost. Any impairment is recognized as a charge to earnings through a valuation allowance.

Loans

Portfolio Loans - Loans held in the portfolio are stated at the principal amount outstanding, net of unamortized deferred loan origination fees and costs. Interest income is accrued on a level yield basis based on principal amounts outstanding. Deferred loan origination fees and costs are amortized as an adjustment to yield over the life of the related loans.

Nonaccrual Loans - Loans, with the exception of certain well-secured residential mortgage loans that are in the process of collection, are placed on nonaccrual status and interest recognition is suspended when such loans are 90 days or more overdue with respect to principal and/or interest or sooner if considered appropriate by management. Well-secured residential mortgage loans are permitted to remain on accrual status provided that full collection of principal and interest is assured and the loan is in the process of collection. Loans are also placed on nonaccrual status when, in the opinion of management, full collection of principal and interest is doubtful. Interest previously accrued but not collected on such loans is reversed against current period income. Subsequent interest payments received on nonaccrual loans are applied to the outstanding principal balance of the loan or recognized as interest income depending on management's assessment of the ultimate collectibility of the loan. Loans are removed from nonaccrual status when they have been current as to principal and interest for a period of time, the borrower has demonstrated an ability to comply with repayment terms, and when, in management's opinion, the loans are considered to be fully collectible.

Troubled Debt Restructured Loans - Restructured loans include those for which concessions such as reduction of interest rates, other than normal market rate adjustments, or deferral of principal or interest payments have been granted due to a borrower's financial condition. Restructured loans are classified as accruing or non-accruing based on management's assessment of the collectibility of the loan. Loans which are already on nonaccrual status at the time of the restructuring generally remain on nonaccrual status for approximately six months before management considers such loans for return to accruing status. Accruing troubled debt restructured loans are placed into nonaccrual status if and when the borrower fails to comply with the restructured terms and management deems it unlikely that the borrower will return to a status of compliance in the near term. Troubled debt restructurings are generally reported as such for at least one year from the date of the restructuring. In years after the restructuring, troubled debt restructured loans are removed from this classification if the restructuring did not involve a below market rate concession and the loan is not deemed to be impaired based on the terms specified in the restructuring agreement.

Impaired Loans - Impaired loans are loans for which it is probable that the Corporation will not be able to collect all amounts due according to the contractual terms of the loan agreements and all loans restructured in a troubled debt restructuring. Impaired loans do not include large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, which consist of most residential mortgage loans and consumer loans. Impairment is measured on a discounted cash flow method based upon the loan's contractual effective interest rate, or at the loan's observable market price, or if the loan is collateral dependent, at the fair value of the collateral less costs to sell. Impairment is also measured based on the fair value of the collateral less costs to sell if it is determined that foreclosure is probable. Interest income on nonaccrual impaired loans is recognized as described above under the caption "Nonaccrual Loans." Impaired accruing loans consist of those troubled debt restructurings for which management has concluded that the collectibility of the loan is not in doubt.

Allowance for Loan Losses

The allowance for loan losses is management's best estimate of the probable loan losses inherent in the loan portfolio as of the balance sheet date. The allowance is increased by provisions charged to earnings and by recoveries of amounts previously charged off, and is reduced by charge-offs on loans (or portions thereof) deemed to be uncollectible. Loan charge-offs are recognized when management believes the collectibility of the principal balance outstanding is unlikely. Full or partial charge-offs on collateral dependent impaired loans are generally recognized when the collateral is deemed to be insufficient to support the carrying value of the loan.

A methodology is used to systematically measure the amount of estimated loan loss exposure inherent in the loan portfolio for the purposes of establishing a sufficient allowance for loan losses. The methodology includes three elements: (1) identification of loss allocations for certain specific loans deemed to be impaired, (2) loss allocation factors for non-impaired loans based on credit grade, loss experience, delinquency factors and other similar economic indicators, and (3) general loss allocations for other environmental factors, which is classified as "unallocated".

The level of the allowance is based on management's ongoing review of the growth and composition of the loan portfolio, historical loss experience, current economic conditions, analysis of current levels and asset quality and delinquency trends, the performance of individual loans in relation to contract terms and other pertinent factors.

The adequacy of the allowance for loan losses is regularly evaluated by management. While management believes that the allowance for loan losses is adequate, future additions to the allowance may be necessary based on changes in assumptions and economic conditions. In addition, various regulatory agencies periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination.

The allowance is an estimate, and ultimate losses may vary from management's estimate. Changes in the estimate are recorded in the results of operations in the period in which they become known, along with provisions for estimated losses incurred during that period.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Depreciation for financial reporting purposes is calculated on the straight-line method over the estimated useful lives of assets. Expenditures for major additions and improvements are capitalized while the costs of current maintenance and repairs are charged to operating expenses. The estimated useful lives of premises and improvements range from three to forty years. For furniture, fixtures and equipment, the estimated useful lives range from two to twenty years.

Goodwill and Other Identifiable Intangible Assets
The Corporation allocates the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Other intangible assets identified in acquisitions generally consist of wealth management advisory contracts, core deposit intangibles, and non-compete agreements. The value attributed to advisory contracts is based on the time period over which they are expected to generate economic benefits. Core deposit intangibles are valued based on the expected longevity of the core deposit accounts and the expected cost savings associated with the use of the existing core deposit base rather than alternative funding sources. Non-compete agreements are valued based on the expected receipt of future economic benefits protected by clauses in the non-compete agreements that restrict competitive behavior.

The Corporation tests other intangible assets with definite lives for impairment at least annually or more frequently whenever events or circumstances occur that indicate that their carrying amount may not be fully recoverable. The carrying value of the intangible assets is compared to the sum of undiscounted cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its undiscounted cash flows, then an impairment loss is recognized for the amount by which the carrying amount exceeds its fair value.

The excess of the purchase price for acquisitions over the fair value of the net assets acquired, including other intangible assets, is reported as goodwill. Goodwill is not amortized but is tested for impairment at the segment level at least annually or more frequently whenever events or circumstances occur that indicate that it is more likely than not that an impairment loss has occurred. The impairment test includes a review of discounted cash flow analysis ("income approach") and estimates of selected market information ("market approach") for both the commercial banking and the wealth management segments of the Corporation. The income approach measures the value of an interest in a business by discounting expected future cash flows to a present value. The market approach takes into consideration values of comparable companies operating in similar lines of business that are potentially subject to similar economic and environmental factors and could be considered reasonable investment alternatives. The results of the income approach and the market approach are weighted equally. If the fair value is determined to be less than the carrying value, an additional analysis is performed to determine if carrying amount of the goodwill exceeds its estimated fair value. The excess goodwill is recognized as an impairment loss.

Impairment of Long-Lived Assets Other than Goodwill
Long-lived assets are reviewed for impairment at least annually or whenever events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. If impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Property Acquired through Foreclosure or Repossession
Property acquired through foreclosure or repossession is stated at the lower of cost or fair value minus estimated costs to sell at the date of acquisition or classification to this status. Fair value of such assets is determined based on independent appraisals and other relevant factors. Any write-down to fair value at the time of foreclosure or repossession is charged to the allowance for loan losses. A valuation allowance is maintained for declines in market value and for estimated

selling expenses. Increases to the valuation allowance, expenses associated with ownership of these properties, and gains and losses from their sale are included in foreclosed property costs.

Loans that are substantively repossessed include only those loans for which the Corporation has taken possession of the collateral, but has not completed legal foreclosure proceedings.

Bank-Owned Life Insurance ("BOLI")
The investment in BOLI represents the cash surrender value of life insurance policies on the lives of certain Bank employees who have provided positive consent allowing the Bank to be the beneficiary of such policies. Increases in the cash value of the policies, as well as insurance proceeds received, are recorded in noninterest income, and are not subject to income taxes. The financial strength of the insurance carrier is reviewed prior to the purchase of BOLI and annually thereafter.

Investment in Real Estate Limited Partnership
Washington Trust has a 99.9% ownership interest in two real estate limited partnerships that renovate, own and operate two low-income housing complexes. Washington Trust neither actively participates nor has a controlling interest in these limited partnerships and accounts for its investments under the equity method of accounting. The carrying value of the investments is recorded in other assets on the Consolidated Balance Sheet. Net losses generated by the partnership are recorded as a reduction to Washington Trust's investment and as a reduction of noninterest income in the Consolidated Statements of Income. Tax credits generated by the partnership are recorded as a reduction in the income tax provision in the year they are allowed for tax reporting purposes.

The results of operations of the real estate limited partnerships are periodically reviewed to determine if the partnership generates sufficient operating cash flow to fund its current obligations. In addition, the current value of the underlying properties is compared to the outstanding debt obligations. If it is determined that the investment is permanently impaired, the carrying value will be written down to the estimated realizable value.

Transfers and Servicing of Assets and Extinguishments of Liabilities
The accounting for transfers and servicing of financial assets and extinguishments of liabilities is based on consistent application of a financial components approach that focuses on control. This approach distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. After a transfer of financial assets, the Corporation recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. This financial components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with a pledge of collateral.

Fee Revenue
Trust and investment advisory fees and mutual fund fees are primarily accrued as earned based upon a percentage of asset values under administration. Financial planning commissions and other wealth management service fee revenue is recognized to the extent that services have been completed. Fee revenue from deposit service charges is generally recognized when earned. Fee revenue for merchant processing services is generally accrued as earned.

Pension Costs
Pension benefits are accounted for using the net periodic benefit cost method, which recognizes the compensation cost of an employee's pension benefit over that employee's approximate service period. Pension benefit cost calculations incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases, and turnover rates. Washington Trust reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to so do. The effect of modifications to those assumptions is recorded in other comprehensive income and amortized to net periodic cost over future periods. Washington Trust believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

The funded status of defined benefit pension plans, measured as the difference between the fair value of plan assets and the projected benefit obligation, is recognized in the Consolidated Balance Sheet. The changes in the funded status of the defined benefit plans, including actuarial gains and losses and prior service costs and credits, are recognized in comprehensive income in the year in which the changes occur.

Stock-Based Compensation
Stock-based compensation plans provide for awards of share options and other equity incentives including nonvested share units and share awards and nonvested performance shares.

Compensation expense for share options and nonvested share units and share awards is recognized over the service period based on the fair value at the date of grant. The Corporation estimates grant date fair value for share options using the Black-Scholes option-pricing model. Nonvested performance share compensation expense is based on the most recent performance assumption available and is adjusted as assumptions change.

Excess tax benefits (expenses) related to stock option exercises and issuance of other compensation-related equity instruments are reflected on the Consolidated Statements of Cash Flows as financing activity.

Income Taxes
Income tax expense is determined based on the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Corporation recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Corporation records interest related to unrecognized tax benefits in income tax expense. Penalties, if incurred, would be recognized as a component of income tax expense.

Earnings Per Share ("EPS")
The Company utilizes the two-class method earnings allocation formula to determine earnings per share of each class of stock according to dividends and participation rights in undistributed earnings. The adoption of these provisions of ASC 260 did not have a material impact on the Corporation's financial position or results of operations.

Under the two-class method, basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of common stock equivalents.

Comprehensive Income
Comprehensive income is defined as all changes in equity, except for those resulting from transactions with shareholders. Net income is a component of comprehensive income, with all other components referred to in the aggregate as other comprehensive income.

Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold, and other short-term investments. Generally, federal funds are sold on an overnight basis.

Guarantees
Standby letters of credit are considered a guarantee of the Corporation. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Under the standby letters of credit, the Corporation is required to make payments to the beneficiary of the letters of credit upon request by the beneficiary contingent upon the customer's failure to perform under the terms of the underlying contract with the

beneficiary. The fair value of standby letters of credit is considered immaterial to the Corporation's Consolidated Financial Statements.

Derivative Instruments and Hedging Activities
All derivatives are recognized as either assets or liabilities on the balance sheet and are measured at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and resulting designation. Derivatives used to hedge the exposure to changes in fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative are recognized in earnings together with the changes in the fair value of the related hedged item. The net amount, if any, representing hedge ineffectiveness, is reflected in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and recognized in earnings when the hedged transaction affects earnings. The ineffective portion of changes in the fair value of cash flow hedges is recognized directly in earnings. For derivatives not designated as hedges, changes in fair value are recognized in earnings, in noninterest income.

From time to time, interest rate swap contracts are used as part of interest rate risk management strategy. Interest rate swap agreements are entered into as hedges against future interest rate fluctuations on specifically identified assets or liabilities.

We also utilize interest rate swap contracts to help commercial loan borrowers manage their interest rate risk. The interest rate swap contracts with commercial loan borrowers allow them to convert floating rate loan payments to fixed rate loan payments. When we enter into an interest rate swap contract with a commercial loan borrower, we simultaneously enter into a mirror swap contract with a third party. The third party exchanges the client's fixed rate loan payments for floating rate loan payments.

The accrued net settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense based on the item being hedged. Changes in fair value of derivatives including accrued net settlements that do not qualify for hedge accounting are reported in noninterest income.

When hedge accounting is discontinued, the future changes in fair value of the derivative are recorded as noninterest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued, but the hedged cash flows or forecasted transaction is still expected to occur, changes in value that were accumulated in other comprehensive income are amortized or accreted into earnings over the same periods which the hedged transactions will affect earnings.

By using derivative financial instruments, the Corporation exposes itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Corporation, which creates credit risk for the Corporation. When the fair value of a derivative contract is negative, the Corporation owes the counterparty and, therefore, it does not possess credit risk. The credit risk in derivative instruments is minimized by entering into transactions with highly rated counterparties that management believes to be creditworthy.

Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820, "Fair Value Measurements and Disclosures", establishes a framework for measuring fair value and expands disclosures about fair value measurements. The required disclosures about fair value measurements have been included in Note 14.

(2) Recently Issued Accounting Pronouncements

Receivables – Topic 310

Accounting Standards Update No. 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), was issued in July 2010. ASU 2010-20 significantly enhances disclosures that entities must make about the credit quality of financing receivables and the allowance for credit losses. The Financial Accounting Standards Board ("FASB") issued the ASU to give financial statement users greater transparency about entities' credit-risk exposures and the allowance for credit losses. The disclosures provide financial statement users with additional information about the nature of credit risks inherent in entities' financing receivables, how credit risk is analyzed and assessed when determining the allowance for credit losses, and the reasons for the change in the allowance for credit losses. Accounting Standards Update No. 2011-01, "Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update 2010-20" ("ASU 2011-01"), was issued in January 2011 and delayed the effective date of the ASU 2010-20 disclosures pertaining to troubled debt restructurings. The disclosures required by ASU 2011-01 were effective for interim and annual periods beginning after June 15, 2011. The provisions of ASU 2010-20 and ASU 2011-01 encouraged, but did not require, comparative disclosures for earlier reporting periods that ended before initial adoption. Effective December 31, 2010, we adopted the provisions of ASU 2010-20 requiring end of period disclosures about credit quality of financing receivables and the allowance for credit losses. Effective September 30, 2011, we adopted the remaining provisions of ASU 2010-20 and ASU 2011-01 pertaining to troubled debt restructurings. The adoption of ASU 2010-20 and ASU 2011-01 did not have a material impact on the Corporation's consolidated financial position, results of operations or cash flows.

Accounting Standards Update No. 2011-02, "A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring" ("ASU 2011-02"), was issued in April 2011. ASU 2011-02 provides additional guidance to assist creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a trouble debt restructuring. ASU 2011-02 was effective for interim and annual reporting periods beginning after June 15, 2011 and was applied retrospectively to the beginning of the 2011 annual period. The adoption of ASU 2011-02 did not have a material impact on the Corporation's consolidated financial position, results of operations or cash flows.

Fair Value Measurement – Topic 820

Accounting Standards Update No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("ASU 2011-04"), was issued in May 2011. The amendments in ASU 2011-04 change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB did not intend for ASU 2011-04 to result in a change in the application of the requirements in GAAP. The amendments required by ASU 2011-04 are to be applied prospectively and are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-04 is not expected to have a material impact on the Corporation's consolidated financial position, results of operations or cash flows.

Comprehensive Income – Topic 220

Accounting Standards Update No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"), was issued in June 2011. The FASB issued ASU 2011-05 to improve the comparability, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. ASU 2011-05 requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Furthermore, entities must present separately on the income statement, reclassification adjustments between other comprehensive income and net income.The provisions of ASU 2011-05 are to be applied retrospectively and are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-05 is not expected to have a material impact on the Corporation's consolidated financial position, results of operations or cash flows.

Accounting Standards Update No. 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05" ("ASU 2011-12"), was issued in December 2011. ASU 2011-12 defers the effective date of the requirement to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income. The deferral amendments were made allow FASB time to consider operational concerns about the presentation requirements for reclassification adjustments. During the deferral period, reclassification adjustments out of accumulated other comprehensive income should continue to be reported consistent with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 are not affected by this amendment.

Intangibles-Goodwill and Other – Topic 350

Accounting Standards Update No. 2011-08, "Testing for Goodwill Impairment" ("ASU 2011-08"), was issued in September 2011. The objective of ASU 2011-08 is to simplify the testing of goodwill for impairment by allowing entities to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative test. There will no longer be a requirement to calculate the fair value of a reporting unit unless it is determined, based on a qualitative assessment, that it is more-likely-than-not that its fair value is less than its carrying amount. The more-likely-than-not threshold was defined as having a likelihood of more than 50 percent. The provisions of ASU 2011-08 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 is not expected to have a material impact on the Corporation's consolidated financial position, results of operations or cash flows.

Balance Sheet - Topic 210

Accounting Standards Update No. 2011-11, "Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), was issued in December 2011 and is intended to enhance current disclosure requirements on offsetting financial assets and liabilities. The requirements in ASU 2011-11 will enable users to compare balance sheets prepared under U.S. GAAP and International Financial Reporting Standards ("IFRS"), which are subject to different offsetting models. The requirements will affect all entities that have financial instruments that are either offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures shall be provided retrospectively for all comparative periods presented. ASU 2011-11 is not expected to have a material impact on the Corporation's consolidated financial position, results of operations or cash flows.

(3) Cash and Due from Banks

The Bank is required to maintain certain average reserve balances with the Board of Governors of the Federal Reserve System ("FRB"). Such reserve balances amounted to $4.0 million at December 31, 2011 and 2010 and are included in cash and due from banks in the Consolidated Statements of Condition.

As of December 31, 2011 and 2010, cash and due from banks includes interest-bearing deposits in other banks of $41.6 million and $50.5 million, respectively.

(4) Securities

The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of securities by major security type and class of security at December 31, 2011 and 2010 were as follows:

(Dollars in thousands)

December 31, 2011	Amortized Cost (1)	Unrealized Gains	Unrealized Losses	Fair Value
Securities Available for Sale:				
Obligations of U.S. government-sponsored enterprises	$29,429	$3,404	$—	$32,833
Mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises	369,946	19,712	—	389,658
States and political subdivisions	74,040	5,453	—	79,493
Trust preferred securities:				
Individual name issuers	30,639	—	(8,243)	22,396
Collateralized debt obligations	4,256	—	(3,369)	887
Corporate bonds	13,872	813	(403)	14,282
Perpetual preferred stocks (2)	1,854	—	(150)	1,704
Total securities available for sale	$524,036	$29,382	($12,165)	$541,253
Held to Maturity:				
Mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises	$52,139	$360	$—	$52,499
Total securities held to maturity	$52,139	$360	$—	$52,499
Total securities	$576,175	$29,742	($12,165)	$593,752

(Dollars in thousands)

December 31, 2010	Amortized Cost (1)	Unrealized Gains	Unrealized Losses	Fair Value
Securities Available for Sale:				
Obligations of U.S. government-sponsored enterprises	$36,900	$4,094	$—	$40,994
Mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises	411,087	19,068	(384)	429,771
States and political subdivisions	79,455	1,975	(375)	81,055
Trust preferred securities:				
Individual name issuers	30,601	—	(7,326)	23,275
Collateralized debt obligations	4,466	—	(3,660)	806
Corporate bonds	13,874	1,338	—	15,212
Common stocks	660	149	—	809
Perpetual preferred stocks (2)	1,854	324	—	2,178
Total securities available for sale	$578,897	$26,948	($11,745)	$594,100

(1) Net of other-than-temporary impairment losses.
(2) Callable at the discretion of the issuer.

Securities available for sale and held to maturity with a fair value of $526.2 million and securities available for sale of $503.4 million were pledged in compliance with state regulations concerning trust powers and to secure Treasury Tax and Loan deposits, borrowings and certain public deposits at December 31, 2011 and 2010, respectively. (See Note 11 for additional discussion of FHLBB borrowings). In addition, securities available for sale with a fair value of $20.6 million and $22.0 million were pledged for potential use at the Federal Reserve Bank discount window at December 31, 2011 and 2010, respectively. There were no borrowings with the Federal Reserve Bank at either date. Securities available for sale with a fair value of $7.5 million and $5.5 million were designated in rabbi trusts for nonqualified retirement plans at December 31, 2011 and 2010, respectively. Securities available for sale with a fair value of $4.0 million and $4.1 million were pledged as collateral to secure certain interest rate swap agreements as of December 31, 2011 and 2010, respectively.

Washington Trust elected to early adopt guidance issued by FASB in 2009 regarding the recognition and presentation of other-than-temporary impairments, a sub-topic within ASC 320, "Investments - Debt and Equity Securities." These provisions applied to existing and new debt securities held by the Corporation as of January 1, 2009, the beginning of the interim period in which it was adopted. As a result of adopting these provisions of ASC 320, "Investments - Debt and Equity Securities," Washington Trust reclassified the noncredit-related portion of an other-than-temporary impairment loss previously recognized in earnings in the fourth quarter of 2008 on the Corporation's other pooled trust preferred debt security. This reclassification was reflected as a cumulative effect adjustment of $1.2 million after taxes ($1.9 million before taxes) that increased retained earnings and decreased accumulated other comprehensive loss. The amortized cost basis of this debt security for which an other-than-temporary impairment loss was recognized in the fourth quarter of 2008 was adjusted by the amount of the cumulative effect adjustment before taxes. Had the adoption of these provisions in 2009 not been required, the Corporation estimates that net income and diluted earnings per share could have been lower by $1.3 million and 8 cents per diluted share, respectively. Had these provisions been required to have been adopted retrospectively, the Corporation estimates that net income and diluted earnings per share would have been higher in 2008 by $1.2 million and 8 cents per diluted share, respectively.

The following table presents a roll-forward of the balance of credit-related impairment losses on debt securities for which a portion of an other-than-temporary impairment was recognized in other comprehensive income:

(Dollars in thousands)

Years ended December 31,	2011	2010
Balance at beginning of period	$2,913	$2,496
Credit-related impairment loss on debt securities for which an other-than-temporary impairment was not previously recognized	—	—
Additional increases to the amount of credit-related impairment loss on debt securities for which an other-than-temporary impairment was previously recognized	191	417
Balance at end of period	$3,104	$2,913

For the years ended December 31, 2011 and 2010, credit-related impairment losses of $191 thousand and $417 thousand, respectively, were recognized in earnings on pooled trust preferred debt securities. The anticipated cash flows expected to be collected from these debt securities were discounted at the rate equal to the yield used to accrete the current and prospective beneficial interest for each security. Significant inputs included estimated cash flows and prospective deferrals, defaults and recoveries. Estimated cash flows are generated based on the underlying seniority status and subordination structure of the pooled trust preferred debt tranche at the time of measurement. Prospective deferral, default and recovery estimates affecting projected cash flows were based on analysis of the underlying financial condition of individual issuers, and took into account capital adequacy, credit quality, lending concentrations, and other factors.

All cash flow estimates were based on the underlying security's tranche structure and contractual rate and maturity terms. The present value of the expected cash flows was compared to the current outstanding balance of the tranche to determine the ratio of the estimated present value of expected cash flows to the total current balance for the tranche. This ratio was then multiplied by the principal balance of Washington Trust's holding to determine the credit-related impairment loss. The estimates used in the determination of the present value of the expected cash flows are susceptible to changes in future periods, which could result in additional credit-related impairment losses.

The following table summarizes temporarily impaired investment securities at December 31, 2011, segregated by length of time the securities have been continuously in an unrealized loss position.

(Dollars in thousands)	Less than 12 Months			12 Months or Longer			Total		
December 31, 2011	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses
Trust preferred securities:									
Individual name issuers	—	$—	$—	11	$22,396	$8,243	11	$22,396	$8,243
Collateralized debt obligations	—	—	—	2	887	3,369	2	887	3,369
Corporate bonds	3	5,203	403	—	—	—	3	5,203	403
Subtotal, debt securities	3	5,203	403	13	23,283	11,612	16	28,486	12,015
Perpetual preferred stocks	2	1,704	150	—	—	—	2	1,704	150
Total temporarily impaired securities	5	$6,907	$553	13	$23,283	$11,612	18	$30,190	$12,165

The following table summarizes temporarily impaired investment securities at December 31, 2010, segregated by length of time the securities have been continuously in an unrealized loss position.

(Dollars in thousands)	Less than 12 Months			12 Months or Longer			Total		
December 31, 2010	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses
Mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises	6	$76,382	$369	3	$5,208	$15	9	$81,590	$384
States and political subdivisions	15	14,209	273	2	1,228	102	17	15,437	375
Trust preferred securities:									
Individual name issuers	—	—	—	11	23,275	7,326	11	23,275	7,326
Collateralized debt obligations	—	—	—	2	806	3,660	2	806	3,660
Total temporarily impaired securities	21	$90,591	$642	18	$30,517	$11,103	39	$121,108	$11,745

Unrealized losses on debt securities generally occur as a result of increases in interest rates since the time of purchase, a structural change in an investment or from deterioration in credit quality of the issuer. Management evaluates impairments in value whether caused by adverse interest rates or credit movements to determine if they are other-than-temporary.

Further deterioration in credit quality of the companies backing the securities, further deterioration in the condition of the financial services industry, a continuation or worsening of the current economic downturn, or additional declines in real estate values, among other things, may further affect the fair value of these securities and increase the potential that certain unrealized losses be designated as other-than-temporary in future periods, and the Corporation may incur additional write-downs.

Trust preferred debt securities of individual name issuers:

Included in debt securities in an unrealized loss position at December 31, 2011 were 11 trust preferred security holdings issued by seven individual companies in the financial services/banking industry. The aggregate unrealized losses on these debt securities amounted to $8.2 million at December 31, 2011. Management believes the decline in fair value of these trust preferred securities primarily reflects investor concerns about global economic growth and how it will affect the recent and potential future losses in the financial services industry. These concerns resulted in increased risk premiums for securities in this sector. Based on the information available through the filing date of this report, all individual name trust preferred debt securities held in our portfolio continue to accrue and make payments as expected with no payment deferrals or defaults on the part of the issuers. As of December 31, 2011, trust preferred debt securities with a carrying value of $11.8 million and unrealized losses of $3.4 million were rated below investment grade by Standard & Poors, Inc. ("S&P"). Management reviewed the collectibility of these securities taking into consideration such factors as the financial condition of the issuers, reported regulatory capital ratios of the issuers, credit ratings including ratings in effect as of the reporting period date as well as credit rating changes between the reporting period date and the filing date of this report and other information. We noted no additional downgrades to below investment grade between the reporting period date and the filing date of this report. Based on these analyses, management concluded that it expects to recover the entire amortized cost basis of these securities. Furthermore, Washington Trust does not intend to sell these securities and it is not more likely than not that Washington Trust will be required to sell these securities before recovery of their cost basis, which may be maturity. Therefore, management does not consider these investments to be other-than-temporarily impaired at December 31, 2011.

Trust preferred debt securities in the form of collateralized debt obligations:
At December 31, 2011, Washington Trust had two pooled trust preferred holdings in the form of collateralized debt obligations with unrealized losses of $3.4 million. These pooled trust preferred holdings consist of trust preferred obligations of banking industry companies and, to a lesser extent, insurance industry companies. For both these pooled trust preferred securities, Washington Trust's investment is senior to one or more subordinated tranches which have first loss exposure. Valuations of the pooled trust preferred holdings are dependent in part on cash flows from underlying issuers. Unexpected cash flow disruptions could have an adverse impact on the fair value and performance of pooled trust preferred securities. Management believes the unrealized losses on these pooled trust preferred securities primarily reflect investor concerns about global economic growth and how it will affect the recent and potential future losses in the financial services industry and the possibility of further incremental deferrals of or defaults on interest payments on trust preferred debentures by financial institutions participating in these pools. These concerns have resulted in a substantial decrease in market liquidity and increased risk premiums for securities in this sector. Credit spreads for issuers in this sector have remained wide during recent months, causing prices for these securities holdings to remain at low levels.

As of December 31, 2011, one of the pooled trust preferred securities had an amortized cost of $3.0 million. This security was placed on nonaccrual status in March 2009. The tranche instrument held by Washington Trust has been deferring a portion of interest payments since April 2010. The December 31, 2011 amortized cost was net of $1.9 million of credit-related impairment losses previously recognized in earnings, reflective of payment deferrals and credit deterioration of the underlying collateral. Included in the $1.9 million were credit-related impairment losses of $171 thousand recorded in 2011, reflecting adverse changes in the expected cash flows for this security. On January 24, 2012, one of the underlying issuers announced its intention to invoke its contractual right to defer quarterly interest payments beginning in April 2012. This subsequent adverse change in expected cash flows for this security resulted in a credit-related impairment loss of approximately $180 thousand. Management has concluded this was immaterial to the Corporation's 2011 consolidated financial position, results of operations and cash flows and this credit-related impairment loss will be recorded in the first quarter of 2012. As of December 31, 2011, this security has unrealized losses of $2.4 million and a below investment grade rating of "Ca" by Moody's Investor Services, Inc. ("Moody's"). Through the filing date of this report, there have been no further rating changes on this security. This credit rating status has been considered by management in its assessment of the impairment status of this security.

As of December 31, 2011, the second pooled trust preferred security held by Washington Trust had an amortized cost of $1.3 million. This security was placed on nonaccrual status in December 2008. The tranche instrument held by Washington Trust has been deferring interest payments since December 2008. The December 31, 2011 amortized cost was net of $1.2 million of credit-related impairment losses previously recognized in earnings reflective of payment deferrals and credit deterioration of the underlying collateral. Included in the $1.2 million, were credit-related impairment losses of $20 thousand recorded in 2011 reflecting a modest adverse change in the expected cash flows for this security. As of December 31, 2011, this security has unrealized losses of $1.0 million and a below investment grade rating of "C" by Moody's. Through the filing date of this report, there have been no material rating changes on this security. This credit rating status has been considered by management in its assessment of the impairment status of this security.

Based on information available through the filing date of this report, there have been no additional adverse changes in the deferral or default status of the underlying issuer institutions within either of these trust preferred collateralized debt obligations. Based on cash flow forecasts for these securities, management expects to recover the remaining amortized cost of these securities. Furthermore, Washington Trust does not intend to sell these securities and it is not more likely than not that Washington Trust will be required to sell these securities before recovery of their cost basis, which may be at maturity. Therefore, management does not consider the unrealized losses on these investments to be other-than-temporary.

Corporate Bonds:
At December 31, 2011, Washington Trust had three corporate bond holdings with unrealized losses of $403 thousand. These investment grade corporate bonds, maturing in four years, represent large financial corporations with potential exposure to the European markets. The unrealized losses on these securities are attributable to the increased risk premiums required in the current economic environment.

As of December 31, 2011, the amortized cost of debt securities by maturity is presented below. Mortgage-backed securities are included based on weighted average maturities, adjusted for anticipated prepayments. All other securities are included based on contractual maturities. Actual maturities may differ from amounts presented because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties. Yields on tax exempt obligations are not computed on a tax equivalent basis. Included in the securities portfolio at December 31, 2011 were debt securities with an amortized cost balance of $96.4 million and a fair value of $89.3 million that are callable at the discretion of the issuers. Final maturities of the callable securities range from forty five months to twenty-five years, with call features ranging from one month to five years.

(Dollars in thousands)	Within 1 Year	1-5 Years	5-10 Years	After 10 Years	Totals
Securities Available for Sale:					
Obligations of U.S. government-sponsored enterprises:					
Amortized cost	$—	$29,429	$—	$—	$29,429
Weighted average yield	—%	5.41%	—%	—%	5.41%
Mortgage-backed securities issued by U.S. government-sponsored enterprises:					
Amortized cost	104,213	191,214	60,242	14,277	369,946
Weighted average yield	4.33%	3.94%	2.55%	2.42%	3.77%
State and political subdivisions:					
Amortized cost	5,826	58,438	9,776	—	74,040
Weighted average yield	3.77%	3.88%	3.93%	—%	3.88%
Trust preferred securities:					
Amortized cost (1)	—	—	—	34,895	34,895
Weighted average yield	—%	—%	—%	1.91%	1.91%
Corporate bonds:					
Amortized cost	—	13,872	—	—	13,872
Weighted average yield	—%	5.14%	—%	—%	5.14%
Total debt securities available for sale:					
Amortized cost	$110,039	$292,953	$70,018	$49,172	$522,182
Weighted average yield	4.30%	4.13%	2.74%	2.06%	3.79%
Fair value	$116,020	$299,648	$73,948	$49,933	$539,549
Securities Held to Maturity:					
Mortgage-backed securities issued by U.S. government-sponsored enterprises:					
Amortized cost	$ 10,782	$ 25,390	$ 11,787	$ 4,180	$ 52,139
Weighted average yield	2.63%	2.53%	2.40%	1.36%	2.43%
Fair value	$ 11,142	$ 25,390	$ 11,787	$ 4,180	$ 52,499

(1) Net of other-than-temporary impairment losses recognized in earnings.

The following is a summary of amounts relating to sales of securities:

(Dollars in thousands)

Years ended December 31,	2011	2010	2009
Proceeds from sales (1)	$56,461	$99,097	$1,604
Gross realized gains (1)	$919	$852	$318
Gross realized losses	(221)	(123)	(4)
Net realized gains on securities	$698	$729	$314

(1) Includes a contribution of appreciated equity securities to the Corporation's charitable foundation in 2011. The cost of the contribution, included in noninterest expenses, amounted to $990 thousand in 2011. This transaction resulted in a realized security gain of $331 thousand for the same period.

(5) Loans

The following is a summary of loans:

(Dollars in thousands)	December 31, 2011		December 31, 2010	
	Amount	%	Amount	%
Commercial:				
Mortgages (1)	$624,813	29%	$518,623	26%
Construction and development (2)	10,955	1%	47,335	2%
Other (3)	488,860	22%	461,107	23%
Total commercial	1,124,628	52%	1,027,065	51%
Residential real estate:				
Mortgages (4)	678,582	32%	634,739	31%
Homeowner construction	21,832	1%	10,281	1%
Total residential real estate	700,414	33%	645,020	32%
Consumer				
Home equity lines (5)	223,430	10%	218,288	11%
Home equity loans (5)	43,121	2%	50,624	3%
Other (6)	55,566	3%	54,641	3%
Total consumer	322,117	15%	323,553	17%
Total loans (7)	$2,147,159	100%	$1,995,638	100%

(1) Amortizing mortgages and lines of credit, primarily secured by income producing property. As of December 31, 2011 and 2010, $107.1 million and $121.8 million, respectively, of these loans were pledged as collateral for FHLBB borrowings (see Note 11).
(2) Loans for construction of residential and commercial properties and for land development.
(3) Loans to businesses and individuals, a substantial portion of which are fully or partially collateralized by real estate. As of December 31, 2011, $27.2 million and $42.1 million, respectively, of these loans were pledged as collateral for FHLBB borrowings and were collateralized for the discount window at the Federal Reserve Bank. Comparable amounts for December 31, 2010 were $29.8 million and $60.6 million, respectively (see Note 11).
(4) As of December 31, 2011 and 2010, $611.8 million and $585.7 million, respectively, of these loans were pledged as collateral for FHLBB borrowings (see Note 11).
(5) As of December 31, 2011 and 2010, $165.4 million and $187.0 million, respectively, of these loans were pledged as collateral for FHLBB borrowings (see Note 11).
(6) Fixed rate consumer installment loans.
(7) Includes net unamortized loan origination costs of $31 thousand and $271 thousand, respectively, and net unamortized premiums on purchased loans of $67 thousand and $39 thousand, respectively, at December 31, 2011 and 2010.

Concentrations of Credit Risk
A significant portion of our loan portfolio is concentrated among borrowers in southern New England and a substantial portion of the portfolio is collateralized by real estate in this area. In addition, a portion of the commercial loans and commercial mortgage loans are to borrowers in the hospitality, tourism and recreation industries. The ability of single family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the market area and real estate values. The ability of commercial borrowers to honor their repayment commitments is dependent on the general economy as well as the health of the real estate economic sector in the Corporation's market area.

Nonaccrual Loans
Loans, with the exception of certain well-secured residential mortgage loans that are in the process of collection, are placed on nonaccrual status and interest recognition is suspended when such loans are 90 days or more overdue with respect to principal and/or interest or sooner if considered appropriate by management. Well-secured residential mortgage loans are permitted to remain on accrual status provided that full collection of principal and interest is assured and the loan is in the process of collection. Loans are also placed on nonaccrual status when, in the opinion of management, full collection of principal and interest is doubtful. Interest previously accrued but not collected on such loans is reversed against current period income. Subsequent interest payments received on nonaccrual loans are applied to the outstanding principal balance of the loan or recognized as interest income depending on management's assessment of the ultimate collectability of the loan. Loans are removed from nonaccrual status when they have been current as to principal and interest for a period of time, the borrower has demonstrated an ability to comply with repayment terms, and when, in management's opinion, the loans are considered to be fully collectible.

The balance of loans on nonaccrual status as of December 31, 2011 and 2010 was $21.2 million and $18.5 million, respectively. Interest income that would have been recognized had these loans been current in accordance with their original terms was approximately $1.7 million, $1.3 million and $2.0 million in 2011, 2010 and 2009, respectively. Interest income attributable to these loans included in the Consolidated Statements of Income amounted to approximately $505 thousand, $831 thousand and $1.0 million in 2011, 2010 and 2009, respectively.

The following is a summary of nonaccrual loans, segregated by class of loans:

(Dollars in thousands)

December 31,	2011	2010
Commercial:		
Mortgages	$5,709	$6,624
Construction and development	—	—
Other	3,708	5,259
Residential real estate:		
Mortgages	10,614	6,414
Homeowner construction	—	—
Consumer:		
Home equity lines	718	152
Home equity loans	335	53
Other	153	8
Total nonaccrual loans	$21,237	$18,510
Accruing loans 90 days or more past due	$—	$—

As of December 31, 2011 and 2010, nonaccrual loans of $3.6 million were current as to the payment of principal and interest.

Past Due Loans

Past due status is based on the contractual payment terms of the loan. The following tables present an age analysis of past due loans, segregated by class of loans, as of the dates indicated:

(Dollars in thousands)	Days Past Due					
December 31, 2011	30-59	60-89	Over 90	Total Past Due	Current	Total Loans
Commercial:						
Mortgages	$1,621	$315	$4,995	$6,931	$617,882	$624,813
Construction and development	—	—	—	—	10,955	10,955
Other	3,760	982	633	5,375	483,485	488,860
Residential real estate:						
Mortgages	3,969	1,505	6,283	11,757	666,825	678,582
Homeowner construction	—	—	—	—	21,832	21,832
Consumer:						
Home equity lines	645	210	525	1,380	222,050	223,430
Home equity loans	362	46	202	610	42,511	43,121
Other	66	7	147	220	55,346	55,566
Total loans	$10,423	$3,065	$12,785	$26,273	$2,120,886	$2,147,159

(Dollars in thousands)	Days Past Due					
December 31, 2010	30-59	60-89	Over 90	Total Past Due	Current	Total Loans
Commercial:						
Mortgages	$2,185	$514	$5,322	$8,021	$510,602	$518,623
Construction and development	—	—	—	—	47,335	47,335
Other	1,862	953	3,376	6,191	454,916	461,107
Residential real estate:						
Mortgages	3,073	1,477	4,041	8,591	626,148	634,739
Homeowner construction	—	—	—	—	10,281	10,281
Consumer:						
Home equity lines	1,255	170	—	1,425	216,863	218,288
Home equity loans	529	180	11	720	49,904	50,624
Other	221	98	—	319	54,322	54,641
Total loans	$9,125	$3,392	$12,750	$25,267	$1,970,371	$1,995,638

Included in past due loans as of December 31, 2011 and 2010, were nonaccrual loans of $17.6 million and $14.9 million, respectively. All loans 90 days or more past due at December 31, 2011 and 2010 were classified as nonaccrual.

Impaired Loans

Impaired loans are loans for which it is probable that the Corporation will not be able to collect all amounts due according to the contractual terms of the loan agreements and loans restructured in a troubled debt restructuring. Impaired loans do not include large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, which consist of most residential mortgage loans and consumer loans.

The following is a summary of impaired loans, as of the dates indicated:

(Dollars in thousands)	Recorded Investment (1)		Unpaid Principal		Related Allowance	
December 31,	2011	2010	2011	2010	2011	2010
No related allowance recorded:						
Commercial:						
Mortgages	$7,093	$3,113	$7,076	$3,128	$—	$—
Construction and development	—	—	—	—	—	—
Other	1,622	3,237	1,620	3,834	—	—
Residential real estate:						
Mortgages	2,383	928	2,471	937	—	—
Homeowner construction	—	—	—	—	—	—
Consumer:						
Home equity lines	—	—	—	—	—	—
Home equity loans	—	163	—	159	—	—
Other	—	—	—	—	—	—
Subtotal	$11,098	$7,441	$11,167	$8,058	$—	$—
With Related Allowance Recorded:						
Commercial:						
Mortgages	$5,023	$15,287	$6,760	$15,930	$329	$629
Construction and development	—	—	—	—	—	—
Other	8,739	6,632	9,740	9,311	839	1,245
Residential real estate:						
Mortgages	3,606	3,773	4,138	3,971	495	258
Homeowner construction	—	—	—	—	—	—
Consumer:						
Home equity lines	278	105	373	172	82	1
Home equity loans	130	307	153	330	1	4
Other	205	145	227	143	69	—
Subtotal	$17,981	$26,249	$21,391	$29,857	$1,815	$2,137
Total impaired loans	$29,079	$33,690	$32,558	$37,915	$1,815	$2,137
Total:						
Commercial	$22,477	$28,269	$25,196	$32,203	$1,168	$1,874
Residential real estate	5,989	4,701	6,609	4,908	495	258
Consumer	613	720	753	804	152	5
Total impaired loans	$29,079	$33,690	$32,558	$37,915	$1,815	$2,137

(1) The recorded investment in impaired loans consists of unpaid principal balance, net of charge-offs, interest payments received applied to principal and unamortized deferred loan origination fees and costs. For impaired accruing loans (those troubled debt restructurings for which management has concluded that the collectibility of the loan is not in doubt), the recorded investment also includes accrued interest. As of December 31, 2011 and December 31, 2010, recorded investment in impaired loans included accrued interest of $46 thousand and $62 thousand, respectively.

The following table presents the average recorded investment and interest income recognized on impaired loans segregated by loan class for the periods indicated:

(Dollars in thousands)	Average Recorded Investment		Interest Income Recognized	
Years ended December 31,	2011	2010	2011	2010
Commercial:				
Mortgages	$14,923	$15,756	$539	$769
Construction and development	—	—	—	—
Other	8,226	10,101	388	367
Residential real estate:				
Mortgages	5,743	4,884	188	198
Homeowner construction	—	—	—	—
Consumer:				
Home equity lines	127	210	5	8
Home equity loans	290	721	17	49
Other	235	211	15	13
Totals	$29,544	$31,883	$1,152	$1,404

The average recorded investment in impaired loans was $29.5 million, $31.9 million and $19.4 million at December 31, 2011, 2010 and 2009, respectively. Interest income recognized on impaired loans was $1.2 million, $1.4 million and $1.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

At December 31, 2011 and 2010, there were no significant commitments to lend additional funds to borrowers whose loans were on nonaccrual status or had been restructured.

Troubled Debt Restructurings

Loans are considered restructured when the Corporation has granted concessions to a borrower due to the borrower's financial condition that it otherwise would not have considered. These concessions include modifications of the terms of the debt such as deferral of payments, extension of maturity, reduction of principal balance, reduction of the stated interest rate other than normal market rate adjustments, or a combination of these concessions. Debt may be bifurcated with separate terms for each tranche of the restructured debt. The decision to restructure a loan, versus aggressively enforcing the collection of the loan, may benefit the Corporation by increasing the ultimate probability of collection.

Restructured loans are classified as accruing or non-accruing based on management's assessment of the collectibility of the loan. Loans which are already on nonaccrual status at the time of the restructuring generally remain on nonaccrual status for approximately six months before management considers such loans for return to accruing status. Accruing restructured loans are placed into nonaccrual status if and when the borrower fails to comply with the restructured terms and management deems it unlikely that the borrower will return to a status of compliance in the near term.

Troubled debt restructurings are reported as such for at least one year from the date of the restructuring. In years after the restructuring, troubled debt restructured loans are removed from this classification if the restructuring did not involve a below market rate concession and the loan is not deemed to be impaired based on the terms specified in the restructuring agreement.

Troubled debt restructurings are classified as impaired loans. The Corporation identifies loss allocations for impaired loans on an individual loan basis. The recorded investment in troubled debt restructurings was $19.7 million and $22.5 million at December 31, 2011 and 2010, respectively. Included in these amounts was accrued interest of $46 thousand and $62 thousand, respectively. The allowance for loan losses included specific reserves for these troubled debt restructurings of $858 thousand and $859 thousand at December 31, 2011 and 2010, respectively.

The following table presents loans modified as a troubled debt restructuring during the year ended December 31, 2011.

(Dollars in thousands)		Outstanding Recorded Investment (1)	
Year ended December 31, 2011	Number of Loans	Pre-Modifications	Post-Modifications
Commercial:			
Mortgages	2	$215	$215
Construction and development	—	—	—
Other	13	6,619	6,619
Residential real estate:			
Mortgages	8	2,127	2,127
Homeowner construction	—	—	—
Consumer:			
Home equity lines	—	—	—
Home equity loans	1	28	28
Other	2	131	131
Totals	26	$9,120	$9,120

(1) The recorded investment in troubled debt restructurings consists of unpaid principal balance, net of charge-offs and unamortized deferred loan origination fees and costs, at the time of the restructuring. For accruing troubled debt restructurings the recorded investment also includes accrued interest.

The following table provides information on how loans were modified as a troubled debt restructuring during the year ended December 31, 2011.

(Dollars in thousands)

Year ended December 31, 2011	
Payment deferral	$2,744
Maturity / amortization concession	1,196
Interest only payments	15
Below market interest rate concession	4,726
Combination (1)	439
Total	$9,120

(1) Loans included in this classification had a combination of any two of the concessions included in this table.

The following table presents loans modified in a troubled debt restructuring within the previous twelve months for which there was a payment default during the year ended December 31, 2011.

(Dollars in thousands)

Year ended December 31, 2011	Number of Loans	Recorded Investment (1)
Commercial:		
Mortgages	2	$215
Construction and development	—	—
Other	11	937
Residential real estate:		
Mortgages	3	913
Homeowner construction	—	—
Consumer:		
Home equity lines	—	—
Home equity loans	—	—
Other	—	—
Totals	16	$2,065

(1) The recorded investment in troubled debt restructurings consists of unpaid principal balance, net of charge-offs and unamortized deferred loan origination fees and costs. For accruing troubled debt restructurings the recorded investment also includes accrued interest.

Credit Quality Indicators

Commercial

The Corporation utilizes an internal rating system to assign a risk to each of its commercial loans. Loans are rated on a scale of 1 to 10. This scale can be assigned to three broad categories including "pass" for ratings 1 through 6, "special mention" for 7-rated loans, and "classified" for loans rated 8, 9 or 10. The loan rating system takes into consideration parameters including the borrower's financial condition, the borrower's performance with respect to loan terms, and the adequacy of collateral. As of December 31, 2011 and 2010, the weighted average risk rating of the Corporation's commercial loan portfolio was 4.87 and 5.01, respectively.

For non-impaired loans, the Corporation assigns a loss allocation factor to each loan, based on its risk rating for purposes of establishing an appropriate allowance for loan losses. See Note 6 for additional information.

A description of the commercial loan categories are as follows:

Pass - Loans with acceptable credit quality, defined as ranging from superior or very strong to a status of lesser stature. Superior or very strong credit quality is characterized by a high degree of cash collateralization or strong balance sheet liquidity. Lesser stature loans have an acceptable level of credit quality but exhibit some weakness in various credit metrics such as collateral adequacy, cash flow, or performance inconsistency or may be in an industry or of a loan type known to have a higher degree of risk.

Special Mention - Loans with potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Bank's position as creditor at some future date. Special Mention assets are not adversely classified and do not expose the Bank to sufficient risk to warrant adverse classification. Examples of these conditions include but are not limited to outdated or poor quality financial data, strains on liquidity and leverage, losses or negative trends in operating results, marginal cash flow, weaknesses in occupancy rates or trends in the case of commercial real estate and frequent delinquencies.

Classified - Loans identified as "substandard", "doubtful" or "loss" based on criteria consistent with guidelines provided by banking regulators. A "substandard" loan has defined weaknesses which make payment default or principal exposure likely, but not yet certain. Such loans are apt to be dependent upon collateral liquidation, a secondary source of repayment or an event outside of the normal course of business. The loans are closely watched and are either already on nonaccrual status or may be placed in nonaccrual status when management determines there is uncertainty of collectibility. A "doubtful" loan is placed on non-accrual status and has a high probability of loss, but the extent of the loss is difficult to quantify due to dependency upon collateral having a value that is difficult to determine or upon some near-term event which lacks certainty. A loan in the "loss" category is considered generally uncollectible or the timing or amount of payments cannot be determined. "Loss" is not intended to imply that the loan has no recovery value but rather it is not practical or desirable to continue to carry the asset.

The following table presents the commercial loan portfolio, segregated by category of credit quality indicator.

(Dollars in thousands)

	Pass		Special Mention		Classified	
December 31,	2011	2010	2011	2010	2011	2010
Mortgages	$583,162	$485,668	$29,759	$16,367	$11,892	$16,588
Construction and development	10,955	43,119	—	4,216	—	—
Other	455,577	425,522	22,731	28,131	10,552	7,454
Total commercial loans	$1,049,694	$954,309	$52,490	$48,714	$22,444	$24,042

The Corporation's procedures call for loan ratings and classifications to be revised whenever information becomes available that indicates a change is warranted. On a quarterly basis, the criticized loan portfolio which consists of commercial and commercial real estate loans that are risk rated special mention or worse, are reviewed by management, focusing on the current status and strategies to improve the credit. An annual loan review program is conducted by a third party to provide an independent evaluation of the creditworthiness of the commercial loan portfolio, the quality of the underwriting and credit risk management practices and the appropriateness of the risk rating classifications. This review is supplemented with selected targeted internal reviews of the commercial loan portfolio.

Residential and Consumer

The residential and consumer portfolios are monitored on an ongoing basis by the Corporation using delinquency information and loan type as credit quality indicators. These credit quality indicators are assessed on an aggregate basis in these relatively homogeneous portfolios. The following table presents the residential and consumer loan portfolios, segregated by category of credit quality indicator:

(Dollars in thousands)

	Under 90 Days Past Due		Over 90 Days Past Due	
December 31,	2011	2010	2011	2010
Residential real estate:				
Accruing mortgages	$667,968	$628,325	$—	$—
Nonaccrual mortgages	4,331	2,373	6,283	4,041
Homeowner construction	21,832	10,281	—	—
Total residential loans	$694,131	$640,979	$6,283	$4,041
Consumer:				
Home equity lines	$222,905	$218,288	$525	$—
Home equity loans	42,919	50,613	202	11
Other	55,419	54,641	147	—
Total consumer loans	$321,243	$323,542	$874	$11

For non-impaired loans, the Corporation assigns loss allocation factors to each respective loan type and delinquency status. See Note 6 for additional information.

Various other techniques are utilized to monitor indicators of credit deterioration in the portfolios of residential real estate mortgages and home equity lines and loans. Among these techniques is the periodic tracking of loans with an updated FICO score and an estimated loan to value ("LTV") ratio. LTV is determined via statistical modeling analyses. The indicated LTV levels are estimated based on such factors as the location, the original LTV, and the date of origination of the loan and do not reflect actual appraisal amounts. The results of these analyses are taken into consideration in the determination of loss allocation factors for residential mortgage and home equity consumer credits. See Note 6 for additional information.

Loan Servicing Activities

An analysis of loan servicing rights for the years ended December 31, 2011, 2010 and 2009 follows:

(Dollars in thousands)	Loan Servicing Rights	Valuation Allowance	Total
Balance at December 31, 2008	$961	($243)	$718
Loan servicing rights capitalized	231	—	231
Amortization (1)	(223)	—	(223)
Decrease in impairment reserve (2)	—	76	76
Balance at December 31, 2009	969	(167)	802
Loan servicing rights capitalized	153	—	153
Amortization (1)	(209)	—	(209)
Decrease in impairment reserve (2)	—	11	11
Balance at December 31, 2010	913	(156)	757
Loan servicing rights capitalized	248	—	248
Amortization (1)	(224)	—	(224)
Decrease in impairment reserve (2)	—	(16)	(16)
Balance at December 31, 2011	$937	($172)	$765

(1) Amortization expense is charged against loan servicing fee income.
(2) (Increases) and decreases in the impairment reserve are recorded as (reductions) and additions to loan servicing fee income.

Estimated aggregate amortization expense related to loan servicing assets is as follows:

(Dollars in thousands)

Years ending December 31:	2012	$189
	2013	152
	2014	119
	2015	94
	2016	74
	Thereafter	309
Total estimated amortization expense		$937

Mortgage loans and other loans sold to others are serviced on a fee basis under various agreements. Loans serviced for others are not included in the Consolidated Balance Sheets. Balance of loans serviced for others, by type of loan:

(Dollars in thousands)

December 31,	2011	2010
Residential mortgages	$87,049	$85,152
Commercial loans	56,929	40,140
Total	$143,978	$125,292

(6) Allowance for Loan Losses

The allowance for loan losses is management's best estimate of inherent risk of loss in the loan portfolio as of the balance sheet date. The allowance is increased by provisions charged to earnings and by recoveries of amounts previously charged off, and is reduced by charge-offs on loans. The Corporation uses a methodology to systematically measure the amount of estimated loan loss exposure inherent in the loan portfolio for purposes of establishing a sufficient allowance for loan losses. The methodology includes three elements: (1) identification of loss allocations for individual loans deemed to be impaired, (2) loss allocation factors for non-impaired loans based on credit grade, loss experience, delinquency factors and other similar economic indicators, and (3) general loss allocations for other environmental factors, which is classified as "unallocated".

Periodic assessments and revisions to the loss allocation factors used in the assignment of loss exposure are made to appropriately reflect the analysis of migrational loss experience. The Corporation analyzes historical loss experience in the various portfolios over periods deemed to be relevant to the inherent risk of loss in the respective portfolios as of the balance sheet date. The Corporation adjusts the loss allocations for various factors it believes are not adequately presented in historical loss experience, including trends in real estate values, trends in rental rates on commercial real estate, consideration of general economic conditions and our assessments of credit risk associated with certain industries and an ongoing trend toward larger credit relationships. These factors are also evaluated taking into account the geographic location of the underlying loans. Revisions to loss allocation factors are not retroactively applied.

Loss allocations for loans deemed to be impaired are measured on a discounted cash flow method based upon the loan's contractual effective interest rate, or at the loan's observable market price, or, if the loan is collateral dependent, at the fair value of the collateral less costs to sell. For collateral dependent loans, management may adjust appraised values to reflect estimated market value declines or apply other discounts to appraised values for unobservable factors resulting from its knowledge of circumstances associated with the property.

Loss allocation factors are used for non-impaired loans based on credit grade, loss experience, delinquency factors and other similar credit quality indicators. Individual commercial loans and commercial mortgage loans not deemed to be impaired are evaluated using the internal rating system described in Note 5 under the caption "Credit Quality Indicators" and the application of loss allocation factors. The loan rating system and the related loss allocation factors take into consideration parameters including the borrower's financial condition, the borrower's performance with respect to loan terms, and the adequacy of collateral. Portfolios of more homogeneous populations of loans including the various categories of residential mortgages and consumer loans are analyzed as groups taking into account delinquency ratios and other indicators and our historical loss experience for each type of credit product.

An additional unallocated allowance is maintained based on a judgmental process whereby management considers qualitative and quantitative assessments of other environmental factors, including, but not limited to, portfolio composition; regional concentration; trends in and severity of credit quality metrics; economic trends and business conditions; conditions that may affect the collateral position such as environmental matters, tax liens, and regulatory changes affecting the foreclosure process; and conditions that may affect the ability of borrowers to meet debt service requirements.

Because the methodology is based upon historical experience and trends, current economic data as well as management's judgment, factors may arise that result in different estimations. Significant factors that could give rise to changes in these estimates may include, but are not limited to, changes in economic conditions in our market area, concentration of risk, and declines in local property values. Adversely different conditions or assumptions could lead to increases in the allowance. In addition, various regulatory agencies periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination.

Activity in the allowance for loan losses during 2011 was as follows:

(Dollars in thousands)

	Commercial							
	Mortgages	Construction	Other	Total Commercial	Residential	Consumer	Un-allocated	Total
Beginning Balance	$7,330	$723	$6,495	$14,548	$4,129	$1,903	$8,003	$28,583
Charge-offs	(960)	—	(1,685)	(2,645)	(641)	(548)	—	(3,834)
Recoveries	7	—	311	318	4	31	—	353
Provision	1,818	(628)	1,079	2,269	1,202	1,066	163	4,700
Ending Balance	$8,195	$95	$6,200	$14,490	$4,694	$2,452	$8,166	$29,802

Activity in the allowance for loan losses during 2010 and 2009 was as follows:

(Dollars in thousands)

Years ended December 31,	2010	2009
Beginning Balance	$27,400	$23,725
Charge-offs	(5,402)	(5,162)
Recoveries	585	337
Provision	6,000	8,500
Ending Balance	$28,583	$27,400

The following table presents the allowance for loan losses at December 31, 2011 and 2010, by portfolio segment and disaggregated by impairment methodology.

(Dollars in thousands)	December 31, 2011		December 31, 2010	
	Loans	Related Allowance	Loans	Related Allowance
Loans Individually Evaluated For Impairment:				
Commercial:				
Mortgages	$12,099	$329	$18,360	$629
Construction & development	—	—	—	—
Other	10,334	839	9,854	1,245
Residential Real Estate	5,988	495	4,699	258
Consumer	612	152	715	5
Subtotal	$29,033	$1,815	$33,628	$2,137
Loans Collectively Evaluated For Impairment:				
Commercial:				
Mortgages	$612,714	$7,866	$500,263	$6,701
Construction & development	10,955	95	47,335	723
Other	478,526	5,361	451,253	5,250
Residential Real Estate	694,426	4,199	640,321	3,871
Consumer	321,505	2,300	322,838	1,898
Subtotal	$2,118,126	$19,821	$1,962,010	$18,443
Unallocated	—	8,166	—	8,003
Total	$2,147,159	$29,802	$1,995,638	$28,583

(7) Premises and Equipment

The following is a summary of premises and equipment:

(Dollars in thousands)

December 31,	2011	2010
Land and improvements	$5,095	$5,265
Premises and improvements	32,927	32,634
Furniture, fixtures and equipment	22,407	21,559
	60,429	59,458
Less accumulated depreciation	34,401	33,389
Total premises and equipment, net	$26,028	$26,069

For the years ended December 31, 2011, 2010 and 2009, depreciation of premises and equipment amounted to $3.2 million, $3.1 million and $3.1 million, respectively.

(8) Goodwill and Other Intangibles

The carrying value of goodwill as of December 31, 2011 and 2010 was as follows:

(Dollars in thousands)	Commercial Banking Segment	Wealth Management Service Segment	Total
	$22,591	$35,523	$58,114

The changes in the carrying value of other intangible assets for the years ended December 31, 2011 and 2010 were as follows:

(Dollars in thousands)	Core Deposit Intangible	Advisory Contracts	Non-compete Agreements	Total
Balance at December 31, 2009	$270	$8,591	$82	$8,943
Amortization	120	922	49	1,091
Balance at December 31, 2010	150	7,669	33	7,852
Amortization	150	768	33	951
Balance at December 31, 2011	$—	$6,901	$—	$6,901

The value attributable to the core deposit intangible ("CDI") is a function of the estimated attrition of the core deposit accounts, and the expected cost savings associated with the use of the existing core deposit base rather than alternative funding sources.

The value attributed to the wealth management advisory contracts was based on the time period over which the advisory contracts are expected to generate economic benefits. The intangible values of advisory contracts are being amortized over a 20-year life using a declining balance method, based on expected attrition for Weston Financial's current customer base derived from historical runoff data. The amortization schedule is based on the anticipated future customer runoff rate. This schedule will result in amortization of approximately 50% of the intangible asset after six years, and approximately 70% amortization of the balance after ten years.

The value attributable to the Weston Financial non-compete agreements was based on the expected receipt of future economic benefits related to provisions in the non-compete agreements that restrict competitive behavior. The intangible value of non-compete agreements was amortized on a straight-line basis over the six-year contractual lives of the agreements, which ended in 2011.

Estimated annual amortization expense for advisory contracts is as follows:

(Dollars in thousands)

Years ending December 31,	2012	$727
	2013	680
	2014	644
	2015	603
	2016	562
	Thereafter	3,685

The components of intangible assets at December 31, 2011 and 2010 were as follows:

(Dollars in thousands)

	Core Deposits	Advisory Contracts	Non-compete Agreements	Total
December 31, 2011:				
Gross carrying amount	$2,997	$13,657	$1,147	$17,801
Accumulated amortization	2,997	6,756	1,147	10,900
Net amount	$—	$6,901	$—	$6,901
December 31, 2010:				
Gross carrying amount	$2,997	$13,657	$1,147	$17,801
Accumulated amortization	2,847	5,988	1,114	9,949
Net amount	$150	$7,669	$33	$7,852

(9) Net Deferred Tax Asset and Income Taxes

The components of income tax expense were as follows:

(Dollars in thousands)

Years ended December 31,	2011	2010	2009
Current tax expense (benefit):			
Federal	$13,227	$10,576	$7,595
State	558	414	251
Total current tax expense	13,785	10,990	7,846
Deferred tax benefit:			
Federal	(789)	(628)	(1,510)
State	(74)	(60)	10
Total deferred tax benefit	(863)	(688)	(1,500)
Total income tax expense	$12,922	$10,302	$6,346

Total income tax expense varied from the amount determined by applying the Federal income tax rate to income before income taxes. The reasons for the differences were as follows:

(Dollars in thousands)

Years ended December 31,	2011	2010	2009
Tax expense at Federal statutory rate	$14,926	$12,024	$7,855
(Decrease) increase in taxes resulting from:			
Tax-exempt income	(1,220)	(1,145)	(1,110)
Dividends received deduction	(32)	(48)	(60)
BOLI	(678)	(660)	(628)
Federal tax credits	(364)	(231)	—
State income tax expense, net of federal income tax benefit	315	229	163
Other	(25)	133	126
Total income tax expense	$12,922	$10,302	$6,346

The approximate tax effects of temporary differences that give rise to gross deferred tax assets and gross deferred tax liabilities at December 31, 2011 and 2010 are as follows:

(Dollars in thousands)

December 31,	2011	2010
Gross deferred tax assets:		
Allowance for loan losses	$10,642	$10,187
Defined benefit pension obligations	10,969	7,288
Losses on write-downs of securities to fair value	1,695	1,668
Deferred compensation	1,900	1,950
Deferred loan origination fees	1,203	978
Stock based compensation	868	616
Other	2,530	1,616
Gross deferred tax assets	29,807	24,303
Gross deferred tax liabilities:		
Net unrealized gains on securities available for sale	(6,136)	(5,417)
Amortization of intangibles	(2,459)	(2,762)
Deferred loan origination costs	(2,885)	(2,499)
Other	(1,899)	(1,336)
Gross deferred tax liabilities	(13,379)	(12,014)
Net deferred tax asset	$16,428	$12,289

The Corporation has determined that a valuation allowance is not required for any of the deferred tax assets since it is more likely than not that these assets will be realized primarily through future reversals of existing taxable temporary differences or carryback to taxable income in prior years.

The Corporation did not have unrecognized tax benefits as of December 31, 2011 and 2010.

The Corporation files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Corporation is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2008. In 2010, a state income tax examination commenced for the tax years 2007 through 2008 and was settled. As a result, previously unrecognized tax benefits of $127 thousand were recognized in 2010.

(10) Time Certificates of Deposit

Scheduled maturities of time certificates of deposit at December 31, 2011 were as follows:

(Dollars in thousands)

Years ending December 31:	2012	$472,890
	2013	166,729
	2014	105,517
	2015	82,246
	2016	51,395
	2017 and thereafter	17
Balance at December 31, 2011		$878,794

The aggregate amount of time certificates of deposit in denominations of $100 thousand or more was $439.9 million and $527.6 million at December 31, 2011 and 2010, respectively.

The following table represents the amount of certificates of deposit of $100 thousand or more at December 31, 2011 maturing during the periods indicated:

(Dollars in thousands)

Maturing:	January 1, 2012 to March 31, 2012	$184,207
	April 1, 2012 to June 30, 2012	65,637
	July 1, 2012 to December 31, 2012	43,108
	January 1, 2013 and beyond	146,898
Balance at December 31, 2011		$439,850

(11) Borrowings

Federal Home Loan Bank Advances

Advances payable to the FHLBB amounted to $540.5 million at December 31, 2011 and $498.7 million at December 31, 2010. In connection with the Corporation's ongoing interest rate risk management efforts, in January 2011, the Corporation modified the terms to extend the maturity dates of $15.1 million of its FHLBB advances with original maturity dates in 2012 and 2013. In May 2011, the Corporation modified the terms to extend the maturity dates of $10.3 million of its FHLBB advances with original maturity dates in 2012. Also in May 2011, a balance sheet management transaction was conducted, which consisted of the sale of $5.7 million in mortgage-backed securities and the prepayment of $5.0 million in FHLBB advances. As a result, $226 thousand of net realized gains on securities and a $221 thousand debt prepayment penalty charge were recognized. In July 2011, the Corporation modified the terms to extend the maturity dates of $34.0 million of its FHLBB advances with original maturity dates in 2013. In September 2011, the Corporation modified the terms to extend the maturity dates of $94.4 million of its FHLBB advances with original maturity dates in 2012, 2013, and 2014. Another balance sheet management transaction was conducted in December 2011 that included the sale of $4.0 million in mortgage-backed securities and prepayment of $4.0 million in FHLBB advances. The transaction resulted in net realized gains on securities of $142 thousand and $473 thousand of debt prepayment penalty expense.

The following table presents maturities and weighted average interest rates paid on FHLBB advances outstanding at December 31, 2011 and 2010:

(Dollars in thousands)	December 31, 2011			December 31, 2010		
	Scheduled Maturity	Redeemed at Call Date (1)	Weighted Average Rate (2)	Scheduled Maturity	Redeemed at Call Date (1)	Weighted Average Rate (2)
2011	$—	$—	—%	$54,039	$59,039	3.06%
2012	138,965	143,965	1.07%	59,865	59,865	3.59%
2013	44,757	39,757	3.36%	162,034	157,034	3.90%
2014	88,109	88,109	3.54%	68,562	68,562	3.99%
2015	132,682	132,682	3.54%	90,310	90,310	3.85%
2016	92,124	92,124	3.66%	20,100	20,100	5.33%
2017 and after	43,813	43,813	4.95%	43,812	43,812	4.95%
	$540,450	$540,450		$498,722	$498,722	

(1) Callable FHLBB advances are shown in the respective periods assuming that the callable debt is redeemed at the call date while all other advances are shown in the periods corresponding to their scheduled maturity date.
(2) Weighted average rate based on scheduled maturity dates.

In January 2012, the Corporation modified the terms to extend the maturity dates of $30.1 million of its FHLBB advances with original maturity dates in 2014. The table below presents the original and revised terms associated with these FHLBB advances as of December 31, 2011.

(Dollars in thousands)	Original Terms		Revised Terms	
	Scheduled Maturity	Weighted Average Rate (1)	Scheduled Maturity	Weighted Average Rate (1)
2014	$30,059	4.05%	$—	—%
2016	—	—%	4,464	2.57%
2017	—	—%	25,595	3.36%
	$30,059		$30,059	

(1) Weighted average rate based on scheduled maturity dates.

In addition to the outstanding advances, the Bank also has access to an unused line of credit with the FHLBB amounting to $8.0 million at December 31, 2011. Under agreement with the FHLBB, the Bank is required to maintain qualified collateral, free and clear of liens, pledges, or encumbrances that, based on certain percentages of book and fair values, has a value equal to the aggregate amount of the line of credit and outstanding advances. The FHLBB maintains a security interest in various assets of the Corporation including, but not limited to, residential mortgage loans, commercial mortgages and other commercial loans, U.S. government agency securities, U.S. government-sponsored enterprise securities, and amounts maintained on deposit at the FHLBB. The Corporation maintained qualified collateral in excess of the amount required to collateralize the line of credit and outstanding advances at December 31, 2011. Included in the collateral were securities available for sale with a fair value of $320.8 million and $273.7 million that were specifically pledged to secure FHLBB borrowings at December 31, 2011 and December 31, 2010, respectively. See Note 5 for discussion on loans pledged as collateral for FHLBB borrowings. Unless there is an event of default under the agreement, the Corporation may use, encumber or dispose any portion of the collateral in excess of the amount required to secure FHLBB borrowings, except for that collateral which has been specifically pledged.

The following table sets forth certain information concerning short-term FHLBB advances as of the dates for the years indicated:

(Dollars in thousands)

As of and for the years ended December 31,	2011	2010	2009
Average amount outstanding during the period	$36,870	$10,316	$49,808
Amount outstanding at end of period	102,500	20,000	5,000
Highest month end balance during period	105,500	57,500	150,000
Weighted-average interest rate at end of period	0.18%	0.35%	0.15%
Weighted-average interest rate during the period	0.23%	0.29%	0.57%

Junior Subordinated Debentures
Junior subordinated debentures amounted to $33.0 million at December 31, 2011 and 2010.

The Bancorp sponsored the creation of WT Capital Trust I ("Trust I"), WT Capital Trust II ("Trust II") and Washington Preferred Capital Trust ("Washington Preferred"). Trust I, Trust II and Washington Preferred are Delaware statutory trusts created for the sole purpose of issuing trust preferred securities and investing the proceeds in junior subordinated debentures of the Bancorp. The Bancorp is the owner of all of the common securities of Trust I, Trust II and Washington Preferred. In accordance with GAAP, Trust I, Trust II and Washington Preferred are treated as unconsolidated subsidiaries. The common stock investment in the statutory trusts is included in "Other Assets" in the Consolidated Balance Sheet.

On August 29, 2005, Trust I issued $8.3 million of capital securities ("Trust I Capital Securities") in a private placement of trust preferred securities. The Trust I Capital Securities mature in September 2035, are redeemable at the Bancorp's option beginning after five years, and require quarterly distributions by Trust I to the holder of the Trust I Capital Securities, at a rate of 5.965% until September 15, 2010, and thereafter at a rate equal to the three-month LIBOR rate plus 1.45%. The Bancorp has guaranteed the Trust I Capital Securities and, to the extent not paid by Trust I, accrued and unpaid distributions on the Trust I Capital Securities, as well as the redemption price payable to the Trust I Capital Securities holders. The proceeds of the Trust I Capital Securities, along with proceeds from the issuance of common securities by Trust I to the Bancorp, were used to purchase $8.3 million of the Bancorp's junior subordinated deferrable interest notes (the "Trust I Debentures") and constitute the primary asset of Trust I. Like the Trust I Capital Securities, the Trust I Debentures bear interest at a rate of 5.965% until September 15, 2010, and thereafter at a rate equal to the three-month LIBOR rate plus 1.45%. The Trust I Debentures mature on September 15, 2035, but may be redeemed at par at the Bancorp's option, subject to the approval of the applicable banking regulator to the extent required under applicable guidelines or policies, at any time on or after September 15, 2010, or upon the occurrence of certain special qualifying events.

On August 29, 2005, Trust II issued $14.4 million of capital securities ("Trust II Capital Securities") in a private placement of trust preferred securities. The Trust II Capital Securities mature in November 2035, are redeemable at the Bancorp's option beginning after five years, and require quarterly distributions by Trust II to the holder of the Trust II Capital Securities, at a rate of 5.96% until November 23, 2010, and thereafter at a rate equal to the three-month LIBOR rate plus 1.45%. The Bancorp has guaranteed the Trust II Capital Securities and, to the extent not paid by Trust II, accrued and unpaid distributions on the Trust II Capital Securities, as well as the redemption price payable to the Trust II Capital Securities holders. The proceeds of the Trust II Capital Securities, along with proceeds from the issuance of common securities by Trust II to the Bancorp, were used to purchase $14.4 million of the Bancorp's junior subordinated deferrable interest notes (the "Trust II Debentures") and constitute the primary asset of Trust II. Like the Trust II Capital Securities, the Trust II Debentures bear interest at a rate of 5.96% until November 23, 2010, and thereafter at a rate equal to the three-month LIBOR rate plus 1.45%. The Trust II Debentures mature on November 23, 2035, but may be redeemed at par at the Bancorp's option, subject to the approval of the applicable banking regulator to the extent required under applicable guidelines or policies, at any time on or after November 23, 2010, or upon the occurrence of certain special qualifying events.

On April 7, 2008, Washington Preferred issued $10.0 million of trust preferred securities ("Capital Securities") in a private placement to two institutional investors pursuant to an applicable exemption from registration. The Capital Securities mature in June 2038, are redeemable at the Bancorp's option beginning after five years, and required quarterly distributions by Washington Preferred to the holder of the Capital Securities, at a rate of 6.2275% until June 15, 2008, and reset quarterly thereafter at a rate equal to the three-month LIBOR rate plus 3.50%. The Bancorp has guaranteed the Capital Securities and, to the extent not paid by Washington Preferred, accrued and unpaid distributions on the Capital Securities, as well as the redemption price payable to the Capital Securities holders. The proceeds of the Capital Securities, along with the proceeds of $310 thousand from the issuance of common securities by Washington Preferred to the Bancorp, were used to purchase $10.3 million of the Bancorp's junior subordinated deferrable interest notes (the "Washington Preferred Debentures") and constitute the primary asset of Washington Preferred. The Bancorp will use the proceeds from the sale of the Washington Preferred Debentures for general corporate purposes. Like the Capital Securities, the Washington Preferred Debentures bear interest at a rate of 6.2275% until June 15, 2008, and reset quarterly thereafter at a rate equal to the three-month LIBOR rate plus 3.50%. The Washington Preferred Debentures mature on June 15, 2038, but may be redeemed at par at the Bancorp's option, subject to the approval of the applicable banking regulator to the extent required under applicable guidelines or policies, at any time on or after June 15, 2013, or upon the occurrence of certain special qualifying events.

Other Borrowings

The following is a summary of other borrowings:

(Dollars in thousands)

December 31,	2011	2010
Treasury, Tax and Loan demand note balance	$—	$1,207
Securities sold under repurchase agreements	19,500	19,500
Other	258	2,652
Other borrowings	$19,758	$23,359

Securities sold under repurchase agreements amounted to $19.5 million at December 31, 2011 and 2010. The securities sold under agreements to repurchase were executed in March 2007 and mature in March 2012. The securities underlying the agreements are held in safekeeping by the counterparty in the name of the Corporation and are repurchased when the agreement matures. Accordingly, these underlying securities are included in securities available for sale and the obligations to repurchase such securities are reflected as a liability.

(12) Shareholders' Equity

2006 Stock Repurchase Plan

In December 2006, the Bancorp's Board of Directors approved the 2006 Stock Repurchase Plan authorizing the repurchase of up to 400,000 shares, or approximately 3%, of the Corporation's common stock in open market transactions. This authority may be exercised from time to time and in such amounts as market conditions warrant, and subject to regulatory considerations. The Bancorp plans to hold the repurchased shares as treasury stock to be used for general corporate purposes. As of December 31, 2011, a cumulative total of 185,400 shares have been repurchased. All of these shares of stock were repurchased in 2007 at a total cost of $4.8 million.

Shareholder Rights Plan

In August 2006, the Bancorp's Board of Directors adopted a shareholder rights plan, as set forth in the Shareholders Rights Agreement, dated August 17, 2006 (the "2006 Rights Agreement"). Pursuant to the terms of the 2006 Rights Agreement, the Bancorp declared a dividend distribution of one common share purchase right (a "Right") for each outstanding share of common stock to shareholders of record on August 31, 2006. Such Rights also apply to new issuances of shares after that date. Each Right entitles the registered holder to purchase from the Corporation one share of its common stock at a price of $100.00 per share, subject to adjustment.

The Rights are not exercisable or separable from the common stock until the earlier of 10 days after a person or group (an "Acquiring Person") acquires beneficial ownership of 15% or more of the outstanding common shares or announces a tender offer to do so. The Rights, which expire on August 31, 2016, may be redeemed by the Bancorp at any time prior to the acquisition by an Acquiring Person of beneficial ownership of 15% or more of the common stock at a price of $.01 per Right. In the event that any party becomes an Acquiring Person, each holder of a Right, other than Rights owned by the Acquiring Person, will have the right to receive upon exercise that number of common shares having a market value of two times the purchase price of the Right. In the event that, at any time after any party becomes an Acquiring Person, the Corporation is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power are sold, each holder of a Right will have the right to purchase that number of shares of the acquiring company having a market value of two times the purchase price of the Right.

Dividends
The primary source of liquidity for the Bancorp is dividends received from the Bank. The Bancorp and the Bank are regulated enterprises and their abilities to pay dividends are subject to regulatory review and restriction. Certain regulatory and statutory restrictions exist regarding dividends, loans, and advances from the Bank to the Bancorp. Generally, the Bank has the ability to pay dividends to the Bancorp subject to minimum regulatory capital requirements. The FDIC has the authority to use its enforcement powers to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. In addition, the Rhode Island Division of Banking may also restrict the declaration of dividends if a bank would not be able to pay its debts as they become due in the usual course of business or the bank's total assets would be less than the sum of its total liabilities. Under the most restrictive of these requirements, the Bank could have declared aggregate additional dividends of $132.0 million as of December 31, 2011.

Dividend Reinvestment
Under the Amended and Restated Dividend Reinvestment and Stock Purchase Plan, 607,500 shares of the Corporation's common stock were originally reserved to be issued for dividends reinvested and cash payments to the plan.

Reserved Shares
As of December 31, 2011, a total of 1,581,505 common stock shares were reserved for issuance under the 1997 Plan, 2003 Plan, the Amended and Restated Dividend Reinvestment, the 2006 Stock Repurchase Plan and the Nonqualified Deferred Compensation Plan.

Regulatory Capital Requirements
The Bancorp and the Bank are subject to various regulatory capital requirements administered by the Federal Reserve Board and the FDIC, respectively. These requirements were established to more accurately assess the credit risk inherent in the assets and off-balance sheet activities of financial institutions. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations), and of Tier 1 capital to average assets (as defined in the regulations). Management believes that, as of December 31, 2011, the Corporation meets all capital adequacy requirements to which it is subject.

As of December 31, 2011, the most recent notification from the FDIC categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios. There are no conditions or events since that notification that management believes have changed the Bank's categorization.

The following table presents the Corporation's and the Bank's actual capital amounts and ratios at December 31, 2011 and 2010, as well as the corresponding minimum regulatory amounts and ratios:

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be "Well Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2011						
Total Capital (to Risk-Weighted Assets):						
Corporation	$279,751	12.86%	$174,073	8.00%	$217,592	10.00%
Bank	$275,183	12.66%	$173,845	8.00%	$217,307	10.00%
Tier 1 Capital (to Risk-Weighted Assets):						
Corporation	$252,516	11.61%	$87,037	4.00%	$130,555	6.00%
Bank	$247,983	11.41%	$86,923	4.00%	$130,384	6.00%
Tier 1 Capital (to Average Assets): (1)						
Corporation	$252,516	8.70%	$116,158	4.00%	$145,198	5.00%
Bank	$247,983	8.55%	$115,961	4.00%	$144,952	5.00%
December 31, 2010						
Total Capital (to Risk-Weighted Assets):						
Corporation	$259,122	12.79%	$162,083	8.00%	$202,603	10.00%
Bank	$255,078	12.61%	$161,878	8.00%	$202,347	10.00%
Tier 1 Capital (to Risk-Weighted Assets):						
Corporation	$233,540	11.53%	$81,041	4.00%	$121,562	6.00%
Bank	$229,528	11.34%	$80,939	4.00%	$121,408	6.00%
Tier 1 Capital (to Average Assets): (1)						
Corporation	$233,540	8.25%	$113,188	4.00%	$141,485	5.00%
Bank	$229,528	8.12%	$113,001	4.00%	$141,252	5.00%

(1) Leverage ratio

As of December 31, 2011, Bancorp has sponsored the creation of three statutory trusts for the sole purpose of issuing trust preferred securities and investing the proceeds in junior subordinated debentures of the Bancorp. In accordance with the provisions of ASC 810, "Consolidations," these statutory trusts created by Bancorp are not consolidated into the Corporation's financial statements; however, the Corporation reflects the amounts of junior subordinated debentures payable to the preferred shareholders of statutory trusts as debt in its financial statements. The trust preferred securities qualify as Tier 1 capital.

The Corporation's capital ratios at December 31, 2011 place the Corporation in the "well-capitalized" category according to regulatory standards.

(13) Derivative Financial Instruments

The Corporation's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Corporation's known or expected cash receipts and its known or expected cash payments principally to manage the Corporation's interest rate risk. Additionally, the Corporation enters into interest rate derivatives to accommodate the business requirements of its customers. All derivatives are recognized as either assets or liabilities on the balance sheet and are measured at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and resulting designation.

Forward Loan Commitments

Interest rate lock commitments are extended to borrowers that relate to the origination of readily marketable mortgage loans held for sale. To mitigate the interest rate risk inherent in these rate locks, as well as closed mortgage loans held for sale, best efforts forward commitments are established to sell individual mortgage loans. Both interest rate lock commitments and commitments to sell fixed rate residential mortgage loans are derivative financial instruments. Effective July 1, 2011, Washington Trust elected to carry newly originated closed loans held for sale at fair value pursuant to Accounting Standards Codifications ("ASC") Topic No. 825, "Financial Instruments." Changes in fair value of the interest rate lock commitments, commitments to sell fixed rate mortgage loans and loans held for sale are recognized in earnings.

Interest Rate Risk Management Agreements

Interest rate swaps are used from time to time as part of the Corporation's interest rate risk management strategy. Swaps are agreements in which the Corporation and another party agree to exchange interest payments (e.g., fixed-rate for variable-rate payments) computed on a notional principal amount. The credit risk associated with swap transactions is the risk of default by the counterparty. To minimize this risk, the Corporation enters into interest rate agreements only with highly rated counterparties that management believes to be creditworthy. The notional amounts of these agreements do not represent amounts exchanged by the parties and, thus, are not a measure of the potential loss exposure.

At December 31, 2011 and 2010 , the Bancorp had three interest rate swap contracts designated as cash flow hedges to hedge the interest rate associated with $33 million of variable rate junior subordinated debenture. The effective portion of the changes in fair value of derivatives designated as cash flow hedges is recorded in other comprehensive income and subsequently reclassified to earnings when gains or losses are realized. The ineffective portion of changes in fair value of the derivatives is recognized directly in earnings as interest expense. The Bancorp pledged collateral to derivative counterparties in the form of cash totaling $1.9 million as of December 31, 2011 and 2010. The Bancorp may need to post additional collateral in the future in proportion to potential increases in unrealized loss positions.

The Corporation has entered into interest rate swap contracts to help commercial loan borrowers manage their interest rate risk. The interest rate swap contracts with commercial loan borrowers allow them to convert floating rate loan payments to fixed rate loan payments. When we enter into an interest rate swap contract with a commercial loan borrower, we simultaneously enter into a "mirror" swap contract with a third party. The third party exchanges the client's fixed rate loan payments for floating rate loan payments. We retain the risk that is associated with the potential failure of counterparties and inherent in making loans. At December 31, 2011 and 2010, Washington Trust had interest rate swap contracts with commercial loan borrowers with notional amounts of $61.6 million and $59.7 million, respectively, and equal amounts of "mirror" swap contracts with third-party financial institutions. These derivatives are not designated as hedges and, therefore, changes in fair value are recognized in earnings.

The following table presents the fair values of derivative instruments in the Corporation's Consolidated Balance Sheets as of the dates indicated.

(Dollars in thousands)	Asset Derivatives			Liability Derivatives		
		Fair Value			Fair Value	
	Balance Sheet Location	Dec 31 2011	Dec 31 2010	Balance Sheet Location	Dec 31 2011	Dec 31 2010
Derivatives Designated as Cash Flow Hedging Instruments:						
Interest rate risk management contract:						
Interest rate swap contracts		$—	$—	Other liabilities	$1,802	$1,098
Derivatives not Designated as Hedging Instruments:						
Forward loan commitments:						
Commitments to originate fixed rate mortgage loans to be sold	Other assets	1,864	31	Other liabilities	—	135
Commitments to sell fixed rate mortgage loans	Other assets	—	571	Other liabilities	2,580	32
Customer related derivative contracts:						
Interest rate swaps with customers	Other assets	4,513	3,690		—	—
Mirror swaps with counterparties		—	—	Other liabilities	4,669	3,806
Total		$6,377	$4,292		$9,051	$5,071

The following tables present the effect of derivative instruments in the Corporations' Consolidated Statements of Income and Changes in Shareholders' Equity for the periods indicated.

(Dollars in thousands)	Gain (Loss) Recognized in Other Comprehensive Income (Effective Portion)			Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount	Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)		
Years ended December 31,	2011	2010	2009		2011	2010	2009
Derivatives in Cash Flow Hedging Relationships:							
Interest rate risk management contracts:							
Interest rate swap contracts (1)	($456)	($663)	($7)	Interest Expense	$—	($78)	$78
Total	($456)	($663)	($7)		$—	($78)	$78

(1) In addition to the amounts reported in the table above, a $30 thousand gain was reclassified from accumulated other comprehensive income into net unrealized gains on interest rate swaps in the first quarter of 2009.

(Dollars in thousands) Years ended December 31,	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative		
		2011	2010	2009
Derivatives not designated as hedging instruments:				
Forward loan commitments:				
Commitments to originate fixed rate mortgage loans to be sold	Net gains on loan sales & commissions on loans originated for others	$1,968	$54	($325)
Commitments to sell fixed rate mortgage loans	Net gains on loan sales & commissions on loans originated for others	(3,119)	228	503
Customer related derivative contracts:				
Interest rate swaps with customers	Net (losses) gains on interest rate swaps	2,658	3,785	1,130
Mirror swaps with counterparties	Net (losses) gains on interest rate swaps	(2,652)	(3,822)	(550)
Interest rate risk management contract:				
Interest rate swap contracts	Net (losses) gains on interest rate swaps	—	—	117
Total		($1,145)	$245	$875

(14) Fair Value Measurements

The Corporation uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. As of December 31, 2011, securities available for sale, mortgage loans held for sale and derivatives are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets on a nonrecurring basis, such as collateral dependent impaired loans, property acquired through foreclosure or repossession and mortgage servicing rights. These nonrecurring fair value adjustments typically involve the application of lower-of-cost-or-market accounting or write-downs of individual assets.

ASC 825 allows for the irrevocable option to elect fair value accounting for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis that may otherwise not be required to be measured at fair value under other accounting standards. Washington Trust elected the fair value option for its portfolio of mortgage loans held for sale pursuant to forward sale commitments originated after July 1, 2011 in order to reduce certain timing differences and better match changes in fair values of the loans with changes in the fair value of the derivative forward loan sale contracts used to economically hedge them. The election under ASC 825 related to mortgage loans held for sale does not result in a transition adjustment to retained earnings and instead, changes in fair value have an impact on earnings.

The following tables summarize information related to mortgage loans held for sale, commitments to originate fixed-rate mortgage loans to be sold and commitments to sell fixed-rate mortgage loans.

(Dollars in thousands)	December 31, 2011		December 31, 2010	
	Notional or Principal Amount	Fair Value	Notional or Principal Amount	Fair Value
Mortgage loans held for sale (1)	$19,624	$20,340	$13,894	N/A
Commitments to originate	56,950	1,864	10,893	(104)
Commitments to sell	76,574	(2,580)	24,901	539

(Dollars in thousands)

Years ended December 31,	2011	2010	2009
Mortgage loans held for sale	$716	$—	$—
Commitments to originate	1,968	54	(325)
Commitments to sell	(3,119)	228	503
Total changes in fair value (2)	($435)	$282	$178

(1) At December 31, 2011, the difference between the aggregate fair value and the aggregate principal amount of mortgage loans held for sale amounted to $716 thousand. There were no mortgage loans held for sale 90 days or more past due as of December 31, 2011.

(2) Changes in fair values are reported as a component of net gains on loan sales and commissions on loan originated for others in the Consolidated Statements of Income.

Fair value is a market-based measurement, not an entity-specific measurement. Fair value measurements are determined based on the assumptions the market participants would use in pricing the asset or liability. In addition, GAAP specifies a hierarchy of valuation techniques based on whether the types of valuation information ("inputs") are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Corporation's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1 – Quoted prices for *identical* assets or liabilities in active markets.
- Level 2 – Quoted prices for *similar* assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable* in the markets and which reflect the Corporation's market assumptions.

Determination of Fair Value

Fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When available, the Corporation uses quoted market prices to determine fair value. If quoted prices are not available, fair value is based upon valuation techniques such as matrix pricing or other models that use, where possible, current market-based or independently sourced market parameters, such as interest rates. If observable market-based inputs are not available, the Corporation uses unobservable inputs to determine appropriate valuation adjustments using methodologies applied consistently over time.

The following is a description of valuation methodologies for assets and liabilities recorded at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Items Measured at Fair Value on a Recurring Basis

<u>Securities</u>

Securities available for sale are recorded at fair value on a recurring basis. When available, the Corporation uses quoted market prices to determine the fair value of securities; such items are classified as Level 1. This category includes exchange-traded equity securities.

Level 2 securities include debt securities with quoted prices, which are traded less frequently than exchange-traded instruments, whose value is determined using matrix pricing with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes obligations of U.S. government-sponsored enterprises, mortgage-backed securities issued by U.S. government agencies and U.S government-sponsored enterprises, municipal bonds, trust preferred securities, corporate bonds and certain preferred equity securities.

In certain cases where there is limited activity or less transparency around inputs to the valuation, securities may be classified as Level 3. As of December 31, 2011 and 2010, level 3 securities were comprised of two pooled trust preferred debt securities, in the form of collateralized debt obligations, which were not actively traded. As of December 31, 2011 and 2010, the Corporation concluded that the low level of activity for its Level 3 pooled trust preferred debt securities continued to indicate that quoted market prices are not indicative of fair value. The Corporation obtained valuations including broker quotes and cash flow scenario analyses prepared by a third party valuation consultant. The fair values were assigned a weighting that was dependent upon the methods used to calculate the prices. The cash flow scenarios (Level 3) were given substantially more weight than the broker quotes (Level 2) as management believed that the broker quotes reflected highly limited sales evidenced by an inactive market. The cash flow scenarios were prepared using discounted cash flow methodologies based on detailed cash flow and credit analysis of the pooled securities. The weighting was then used to determine an overall fair value of the securities. Management believes that this approach is most representative of fair value for these particular securities in current market conditions.

Our internal review procedures have confirmed that the fair values provided by the aforementioned third party valuation sources utilized by the Corporation are consistent with GAAP. Our fair values assumed liquidation in an orderly market and not under distressed circumstances. Due to the continued market illiquidity and credit risk for securities in the financial sector, the fair value of these securities is highly sensitive to assumption changes and market volatility.

Mortgage Loans Held for Sale
Effective July 1, 2011, Washington Trust elected to carry newly originated closed loans held for sale at fair value pursuant to ASC 825, "Financial Instruments". Fair values are estimated based on what secondary markets are currently offering for loans with similar characteristics. Any change in the valuation of mortgage loans held for sale is based upon the change in market interest rates between closing the loan and the measurement date and an immaterial portion attributable to changes in instrument-specific credit risk. Mortgage loans held for sale are categorized as Level 2.

Derivatives
Interest rate swap contracts are traded in over-the-counter markets where quoted market prices are not readily available. Fair value measurements are determined using independent pricing models that utilize primarily market observable inputs, such as swap rates of different maturities and LIBOR rates and, accordingly, are classified as Level 2. Our internal review procedures have confirmed that the fair values determined with independent pricing models and utilized by the Corporation are consistent with GAAP. For purposes of potential valuation adjustments to its interest rate swap contracts, the Corporation evaluates the credit risk of its counterparties as well as that of the Corporation. Accordingly, Washington Trust considers factors such as the likelihood of default by the Corporation and its counterparties, its net exposures and remaining contractual life, among other factors, in determining if any fair value adjustments related to credit risk are required. Counterparty exposure is evaluated by netting positions that are subject to master netting agreements, as well as considering the amount of collateral securing the position.

Fair value measurements of forward loan commitments (interest rate lock commitments and commitments to sell fixed-rate residential mortgages) are estimated using the anticipated market price based on pricing indications provided from syndicate banks. These derivative financial instruments are categorized as Level 2.

Items Measured at Fair Value on a Nonrecurring Basis

Collateral Dependent Impaired Loans
Collateral dependent loans that are deemed to be impaired are valued based upon the fair value of the underlying collateral less costs to sell. Such collateral primarily consists of real estate and, to a lesser extent, other business assets. Management may adjust appraised values to reflect estimated market value declines or apply other discounts to appraised values resulting from its knowledge of the property. Internal valuations are utilized to determine the fair value of other business assets. Collateral dependent impaired loans are categorized as Level 3.

Property acquired through foreclosure or repossession
Property acquired through foreclosure or repossession is adjusted to fair value less costs to sell upon transfer out of loans. Subsequently, it is carried at the lower of carrying value or fair value less costs to sell. Fair value is generally based upon independent market prices or appraised values of the collateral. Management adjusts appraised values to reflect estimated market value declines or apply other discounts to appraised values for unobservable factors resulting from its knowledge of the property, and such property is categorized as Level 3.

Loan Servicing Rights

Loan servicing rights do not trade in an active market with readily observable prices. Accordingly, we determine the fair value of loan servicing rights using a valuation model that calculates the present value of the estimated future net servicing income. The model incorporates assumptions used in estimating future net servicing income, including estimates of prepayment speeds, discount rate, cost to service and contractual servicing fee income. Loan servicing rights are subject to fair value measurements on a nonrecurring basis. Fair value measurements of our loan servicing rights use significant unobservable inputs and, accordingly, are classified as Level 3.

Items Recorded at Fair Value on a Recurring Basis

The tables below present the balances of assets and liabilities reported at fair value on a recurring basis.

(Dollars in thousands)

	Fair Value Measurements Using			Assets/ Liabilities at Fair Value
December 31, 2011	Level 1	Level 2	Level 3	
Assets:				
Securities available for sale:				
Obligations of U.S. government-sponsored enterprises	$—	$32,833	$—	$32,833
Mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises	—	389,658	—	389,658
States and political subdivisions	—	79,493	—	79,493
Trust preferred securities:				
Individual name issuers	—	22,396	—	22,396
Collateralized debt obligations	—	—	887	887
Corporate bonds	—	14,282	—	14,282
Common stocks	—	—	—	—
Perpetual preferred stocks	1,704	—	—	1,704
Mortgage loans held for sale	—	20,340	—	20,340
Derivative assets (1)				
Interest rate swap contracts with customers	—	4,513	—	4,513
Forward loan commitments	—	1,864	—	1,864
Total assets at fair value on a recurring basis	$1,704	$565,379	$887	$567,970
Liabilities:				
Derivative liabilities (1)				
Mirror swap contracts with customers	$—	$4,669	$—	$4,669
Interest rate risk management swap contracts	—	1,802	—	1,802
Forward loan commitments	—	2,580	—	2,580
Total liabilities at fair value on a recurring basis	$—	$9,051	$—	$9,051

(1) Derivative assets are included in other assets and derivative liabilities are reported in other liabilities in the Consolidated Balance Sheets.

(Dollars in thousands)

December 31, 2010	Fair Value Measurements Using			Assets/ Liabilities at Fair Value
	Level 1	Level 2	Level 3	
Assets:				
Securities available for sale:				
Obligations of U.S. government-sponsored enterprises	$—	$40,994	$—	$40,994
Mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises	—	429,771	—	429,771
States and political subdivisions	—	81,055	—	81,055
Trust preferred securities:				
Individual name issuers	—	23,275	—	23,275
Collateralized debt obligations	—	—	806	806
Corporate bonds	—	15,212	—	15,212
Common stocks	809	—	—	809
Perpetual preferred stocks	2,178	—	—	2,178
Derivative assets (1)				
Interest rate swap contracts with customers	—	3,690	—	3,690
Forward loan commitments	—	—	602	602
Total assets at fair value on a recurring basis	$2,987	$593,997	$1,408	$598,392
Liabilities:				
Derivative liabilities (1)				
Mirror swap contracts with customers	$—	$3,806	$—	$3,806
Interest rate risk management swap contracts	—	1,098	—	1,098
Forward loan commitments	—	—	167	167
Total liabilities at fair value on a recurring basis	$—	$4,904	$167	$5,071

(1) Derivatives assets are included in other assets and derivative liabilities are reported in other liabilities in the Consolidated Balance Sheets.

It is the Corporation's policy to review and reflect transfers between Levels as of the financial statement reporting date. There were no transfers in and/or out of Level 1 during the years ended December 31, 2011 and 2010. After evaluating forward loan commitments consisting of interest rate lock commitments and commitments to sell fixed-rate residential mortgages during the third quarter of 2011, it was determined that significant inputs and significant value drivers were observable in active markets, and the Corporation therefore reclassified these derivatives from out of Level 3 into Level 2. There were no other transfers between Level 2 and Level 3 during the years ended December 31, 2011 and 2010.

The following table presents the changes in Level 3 assets and liabilities measured at fair value on a recurring basis during the periods indicated.

Years ended December 31,	2011			2010		
(Dollars in thousands)	Securities Available for Sale (1)	Derivative Assets / (Liabilities) (2)	Total	Securities Available for Sale (1)	Derivative Assets / (Liabilities) (2)	Total
Balance at beginning of period	$806	$435	$1,241	$1,065	$153	$1,218
Gains and losses (realized and unrealized):						
Included in earnings (3)	(191)	(1,263)	(1,454)	(417)	282	(135)
Included in other comprehensive income	272	—	272	158	—	158
Purchases	—	—	—	—	—	—
Issuances	—	—	—	—	—	—
Sales	—	—	—	—	—	—
Settlements	—	—	—	—	—	—
Transfers into Level 3	—	—	—	—	—	—
Transfers out of Level 3	—	828	828	—	—	—
Balance at end of period	$887	$—	$887	$806	$435	$1,241

(1) During the periods indicated, Level 3 securities available for sale were comprised of two pooled trust preferred debt securities, in the form of collateralized debt obligations.

(2) During the periods indicated, Level 3 derivative assets / liabilities consisted of forward loan commitments (interest rate lock commitments and commitments to sell fixed-rate residential mortgages). After evaluating forward loan commitments during the third quarter of 2011, it was determined that significant inputs and significant value drivers were observable in active markets, and the Corporation therefore reclassified these derivatives from out of Level 3 into Level 2.

(3) Losses included in earnings for Level 3 securities available for sale consisted of credit-related impairment losses on the two Level 3 pooled trust preferred debt securities. Credit-related impairment losses of $191 thousand and $417 thousand were recognized in 2011 and 2010, respectively. The losses included in earnings for Level 3 derivative assets and liabilities, which were comprised of forward loan commitments (interest rate lock commitments and commitments to sell fixed-rate residential mortgages), were included in net gains on loan sales and commissions on loans originated for others in the Consolidated Statements of Income.

Items Recorded at Fair Value on a Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of lower of cost or market accounting or write-downs of individual assets. The valuation methodologies used to measure these fair value adjustments are described above.

The following table presents the carrying value of certain assets measured at fair value on a nonrecurring basis during the year ended December 31, 2011.

(Dollars in thousands)	Carrying Value at December 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets:				
Collateral dependent impaired loans	$—	$—	$10,391	$10,391
Loan servicing rights	—	—	765	765
Property acquired through foreclosure or repossession	—	—	1,758	1,758
Total assets at fair value on a nonrecurring basis	$—	$—	$12,914	$12,914

Collateral dependent impaired loans with a carrying value of $10.4 million at December 31, 2011 were subject to nonrecurring fair value measurement during the year ended December 31, 2011. As of December 31, 2011, the allowance for loan losses allocation on these loans amounted to $1.4 million.

During the year ended December 31, 2011, certain loan servicing rights were written down to their fair value resulting in an immaterial valuation allowance increase, which was recorded as a component of net gains on loan sales and commissions on loans originated for others in the Corporation's Consolidated Statement of Income.

For the year ended December 31, 2011, property acquired through foreclosures or repossession with a fair value of $2.0 million was transferred from loans. Prior to the transfer, the assets whose fair value less costs to sell was less than the carrying value were written down to fair value through a charge to the allowance for loan losses. For the year ended December 31, 2011, valuation adjustments to reflect property acquired through foreclosure or repossession at fair value less cost to sell resulted in a charge to the allowance for loan losses of $328 thousand. Subsequent to foreclosures, valuations are updated periodically, and assets may be marked down further, reflecting a new cost basis. Subsequent valuation adjustments resulted in a charge to earnings of $642 thousand for the year ended December 31, 2011.

The following table presents the carrying value of certain assets measured at fair value on a nonrecurring basis during the year ended December 31, 2010.

(Dollars in thousands)	Carrying Value at December 31, 2010			
	Level 1	Level 2	Level 3	Total
Assets:				
Collateral dependent impaired loans	$—	$—	$4,242	$4,242
Mortgage loans held for sale	—	13,894	—	13,894
Property acquired through foreclosure or repossession	—	—	1,634	1,634
Total assets at fair value on a nonrecurring basis	$—	$13,894	$5,876	$19,770

Collateral dependent impaired loans with a carrying value of $4.2 million at December 31, 2010 were subject to nonrecurring fair value measurement during the year ended December 31, 2010. As of December 31, 2010, the allowance for loan losses allocation on these loans amounted to $1.2 million.

For the year ended December 31, 2010, the mortgage loans held for sale portfolio was written down to its fair value resulting in a valuation allowance increase of $123 thousand, which was recorded as a component of net gains on loan sales and commissions on loans originated for others in the Corporation's Consolidated Statements of Income.

For the year ended December 31, 2010, property acquired through foreclosures or repossession with a fair value of $3.0 million was transferred from loans. Prior to the transfer, the assets whose fair value less costs to sell was less than the carrying value, were written down to fair value through a charge to the allowance for loan losses. For the year ended December 31, 2010, valuation adjustments to reflect property acquired through foreclosure or repossession at fair value less cost to sell resulted in a charge to the allowance for loan losses of $141 thousand. Subsequent to foreclosures, valuations are updated periodically, and assets may be marked down further, reflecting a new cost basis. Subsequent valuation adjustments resulted in a charge to earnings of $618 thousand for the year ended December 31, 2010.

Valuation of Other Financial Instruments

The methodologies for estimating the fair value of financial instruments that are measured at fair value on a recurring or nonrecurring basis are discussed above. The methodologies for other financial instruments are discussed below.

FHLBB Stock

No market exists for shares of the FHLBB. Subject to certain limitations, such stock may be redeemed at par upon termination of FHLBB membership and is, therefore, valued at par, which equals cost.

Loans

Fair values are estimated for categories of loans with similar financial characteristics. Loans are segregated by type and are then further segmented into fixed rate and adjustable rate interest terms to determine their fair value. The fair value of fixed rate commercial and consumer loans is calculated by discounting scheduled cash flows through the estimated maturity of the loan using interest rates offered at December 31, 2011 and 2010 that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Corporation's historical repayment experience. For residential mortgages, fair value is estimated by using quoted market prices for sales of similar loans on the secondary market, adjusted for servicing costs. The fair value of floating rate commercial and consumer loans approximates carrying value. The fair value of nonaccrual loans is calculated by discounting estimated cash flows, using a rate commensurate with the risk associated with the loan type or by other methods that give consideration to the value of the underlying collateral.

Deposit Liabilities
The fair value of demand deposits, NOW accounts, money market accounts and savings accounts is equal to the amount payable on demand as of December 31, 2011 and 2010. The discounted values of cash flows using the rates currently offered for deposits of similar remaining maturities were used to estimate the fair value of certificates of deposit.

Federal Home Loan Bank Advances
Rates currently available to the Corporation for advances with similar terms and remaining maturities are used to estimate fair value of existing advances.

Junior Subordinated Debentures
The fair value of the junior subordinated debentures is estimated using rates currently available to the Corporation for debentures with similar terms and maturities.

Securities Sold Under Agreements to Repurchase
The carrying amount of securities sold under repurchase agreements is estimated based on bid quotations received from brokers.

Standby Letters of Credit
The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. Letters of credit contain provisions for fees, conditions and term periods that are consistent with customary market practices. Accordingly, the fair value amounts (considered to be the discounted present value of the remaining contractual fees over the unexpired commitment period) would not be material and therefore are not disclosed.

The following table presents the fair values of financial instruments:

(Dollars in thousands)	December 31, 2011		December 31, 2010	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and cash equivalents	$87,020	$87,020	$92,736	$92,736
Mortgage loans held for sale	20,340	20,340	13,894	13,894
Securities available for sale	541,253	541,253	594,100	594,100
Securities held to maturity	52,139	52,499	—	—
FHLBB stock	42,008	42,008	42,008	42,008
Loans, net of allowance for loan losses	2,117,357	2,198,940	1,967,055	2,029,951
Accrued interest receivable	8,841	8,841	8,568	8,568
Bank-owned life insurance	53,783	53,783	51,844	51,844
Customer related interest rate swap contracts	4,513	4,513	3,690	3,690
Forward loan commitments (1)	1,864	1,864	602	602
Loan servicing rights (2)	765	937	757	913
Financial Liabilities:				
Noninterest-bearing demand deposits	$339,809	$339,809	$228,437	$228,437
NOW accounts	257,031	257,031	241,974	241,974
Money market accounts	406,777	406,777	396,455	396,455
Savings accounts	243,904	243,904	220,888	220,888
Time deposits	878,794	891,378	948,576	962,608
FHLBB advances	540,450	577,315	498,722	533,802
Junior subordinated debentures	32,991	20,391	32,991	22,092
Securities sold under repurchase agreements	19,500	19,500	19,500	20,543
Other borrowings	258	258	3,859	3,859
Accrued interest payable	3,202	3,202	3,999	3,999
Customer related interest rate swap contracts	4,669	4,669	3,806	3,806
Interest rate risk management contract	1,802	1,802	1,098	1,098
Forward loan commitments (1)	2,580	2,580	167	167

(1) Interest rate lock commitments written for our residential real estate mortgage loans that we intend to sell.
(2) The carrying value of loan servicing rights is net of $172 thousand and $156 thousand reserves at December 31, 2011 and 2010, respectively. The estimated fair value does not include such adjustment.

(15) Employee Benefits

Defined Benefit Pension Plans

The Corporation offers a tax-qualified defined benefit pension plan for the benefit of certain eligible employees. Effective October 1, 2007, the pension plan was amended to freeze plan entry to new hires and rehires. Existing employees hired prior to October 1, 2007 continue to accrue benefits under the plan. Benefits are based on an employee's years of service and compensation earned during the years of service. The plan is funded on a current basis, in compliance with the requirements of ERISA.

The Corporation also has non-qualified retirement plans to provide supplemental retirement benefits to certain employees, as defined in the plans. The supplemental retirement plans provide eligible participants with an additional retirement benefit.

The non-qualified retirement plans provide for the designation of assets in rabbi trusts. Securities available for sale and other short-term investments designated for this purpose, with the carrying value of $8.9 million and $9.4 million are included in the Consolidated Balance Sheets at December 31, 2011 and 2010, respectively.

Pension benefit cost and benefit obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and the expected long-term rate of return on plan assets. We evaluate these assumptions at least annually. The discount rate is used to calculate the present value of the expected future cash flows for benefit obligations under our pension plans. Future decreases in discount rates would increase the present value of pension obligations and increase our pension costs. Future decreases in the long-term rate of return assumption on plan assets would increase pension costs and, in general, increase the requirement to make funding contributions to the plans.

The following table sets forth the plans' projected benefit obligations, fair value of plan assets and funded status as of December 31, 2011 and 2010.

(Dollars in thousands)	Qualified Pension Plan		Non-Qualified Retirement Plans	
At December 31,	2011	2010	2011	2010
Change in Benefit Obligation:				
Benefit obligation at beginning of period	$46,556	$42,414	$9,953	$9,496
Service cost	2,314	2,337	71	93
Interest cost	2,578	2,507	495	515
Actuarial loss	7,298	675	1,534	406
Benefits paid	(1,371)	(1,234)	(732)	(556)
Administrative expenses	(118)	(143)	—	—
Benefit obligation at end of period	$57,257	$46,556	$11,321	$9,954
Change in Plan Assets:				
Fair value of plan assets at beginning of period	$36,070	$30,946	$—	$—
Actual return on plan assets	749	4,001	—	—
Employer contribution	3,000	2,500	732	556
Benefits paid	(1,371)	(1,234)	(732)	(556)
Administrative expenses	(118)	(143)	—	—
Fair value of plan assets at end of period	$38,330	$36,070	$—	$—
Unfunded status at end of period	($18,927)	($10,486)	($11,321)	($9,954)

The funded status of the qualified pension plan and non-qualified retirement plans has been recognized in other liabilities in the Consolidated Balance Sheets at December 31, 2011 and 2010.

The components of accumulated other comprehensive income related to the qualified pension plan and non-qualified retirement plans, on a pre-tax basis, are summarized below:

(Dollars in thousands)	Qualified Pension Plan		Non-Qualified Retirement Plans	
At December 31,	2011	2010	2011	2010
Net actuarial loss	$15,928	$6,977	$2,743	$1,225
Prior service credit	(254)	(287)	(7)	(7)
Total pre-tax amounts recognized in accumulated other comprehensive income	$15,674	$6,690	$2,736	$1,218

The accumulated benefit obligation for the qualified pension plan was $45.3 million and $37.7 million at December 31, 2011 and 2010, respectively. The accumulated benefit obligation for the non-qualified retirement plans amounted to $10.4 million and $9.7 million at December 31, 2011 and 2010, respectively.

The components of net periodic benefit cost and other amounts recognized in other comprehensive income, on a pre-tax basis, were as follows:

(Dollars in thousands)	Qualified Pension Plan			Non-Qualified Retirement Plans		
Years ended December 31,	2011	2010	2009	2011	2010	2009
Net Periodic Benefit Cost:						
Service cost	$2,314	$2,337	$2,371	$71	$93	$106
Interest cost	2,578	2,507	2,292	495	515	564
Expected return on plan assets	(2,794)	(2,541)	(2,451)	—	—	—
Amortization of prior service (credit) cost	(33)	(33)	(33)	(1)	8	27
Recognized net actuarial loss	392	340	303	16	19	28
Curtailment loss	—	—	—	—	—	97
Net periodic benefit cost	$2,457	$2,610	$2,482	$581	$635	$822
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (on a pre-tax basis):						
Net loss (gain)	$8,951	($1,104)	($3,949)	$1,517	$388	($133)
Prior service cost (credit)	33	33	33	1	(8)	(27)
Curtailment loss	—	—	—	—	—	(406)
Recognized in other comprehensive income	$8,984	($1,071)	($3,916)	$1,518	$380	($566)
Total recognized in net periodic benefit cost and other comprehensive income	$11,441	$1,539	($1,434)	$2,099	$1,015	$256

The estimated prior service credit and net loss for the qualified pension plan that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2012 are $(33) thousand and $982 thousand, respectively. The estimated prior service cost and net loss for the non-qualified retirement plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2012 are $(1) thousand and $118 thousand, respectively.

Assumptions

The measurement date and weighted-average assumptions used to determine benefit obligations at December 31, 2011 and 2010 were as follows:

	Qualified Pension Plan		Non-Qualified Retirement Plans	
	2011	2010	2011	2010
Measurement date	Dec 31, 2011	Dec. 31, 2010	Dec 31, 2011	Dec. 31, 2010
Discount rate	5.000%	5.625%	4.625%	5.125%
Rate of compensation increase	3.750%	3.750%	3.750%	3.750%

The measurement date and weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2011, 2010 and 2009 were as follows:

	Qualified Pension Plan			Non-Qualified Retirement Plans		
	2011	2010	2009	2011	2010	2009
Measurement date	Dec 31, 2010	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Discount rate	5.625%	6.000%	5.875%	5.125%	5.625%	6.125%
Expected long-term return on plan assets	8.000%	8.000%	8.250%	—	—	—
Rate of compensation increase	3.750%	4.250%	4.250%	3.750%	4.250%	4.250%

The expected long-term rate of return on plan assets is based on what the Corporation believes is realistically achievable based on the types of assets held by the plan and the plan's investment practices. The assumption is updated at least annually, taking into account the asset allocation, historical asset return trends on the types of assets held and the current and expected economic conditions. At December 31, 2010, the measurement date used in the determination of net periodic benefit cost for 2011, the Corporation determined that a revision to the assumption was not necessary based upon expected market performance and the expected long-term rate of return assumption remained at 8.00%.

The discount rate assumption for defined benefit pension plans is reset annually on the measurement date. A discount rate was selected for each plan by matching expected future benefit payments stream to a yield curve based on a selection of high-quality fixed-income debt securities.

Plan Assets

The following table presents the fair values of the qualified pension plan's assets at December 31, 2011:

(Dollars in thousands)

	Fair Value Measurements Using			Assets at
December 31, 2011	Level 1	Level 2	Level 3	Fair Value
Assets:				
Cash and cash equivalents	$1,595	$—	$—	$1,595
Obligations of U.S. government agencies and U.S. government-sponsored enterprises	—	1,786		1,786
States and political subdivisions	—	1,720		1,720
Corporate bonds	—	10,283	—	10,283
Common stocks	15,487	—	—	15,487
Mutual funds	7,459	—	—	7,459
Total plan assets	$24,541	$13,789	$—	$38,330

The following table presents the fair values of the qualified pension plan's assets at December 31, 2010:

(Dollars in thousands)

December 31, 2010	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3	
Assets:				
Cash and cash equivalents	$748	$—	$—	$748
Obligations of U.S. government agencies and U.S. government-sponsored enterprises	—	1,299	—	1,299
Mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises	—	1	—	1
States and political subdivisions	—	827	—	827
Corporate bonds	—	9,870	—	9,870
Common stocks	14,162	—	—	14,162
Mutual funds	9,163	—	—	9,163
Total plan assets	$24,073	$11,997	$—	$36,070

The qualified pension plan uses fair value measurements to record fair value adjustments to the securities held in its investment portfolio.

When available, the qualified pension plan uses quoted market prices to determine the fair value of securities; such items are classified as Level 1. This category includes cash equivalents, common stock and mutual funds which are exchange-traded.

Level 2 securities in the qualified pension plan include debt securities with quoted prices, which are traded less frequently than exchange-traded instruments, whose values are determined using matrix pricing with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category includes corporate bonds, municipal bonds, obligations of U.S. government agencies and U.S. government-sponsored enterprises and mortgage backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises.

In certain cases where there is limited activity or less transparency around inputs to the valuation, securities may be classified as Level 3. As of December 31, 2011 and 2010, the qualified pension plan did not have any securities in the Level 3 category.

The asset allocations of the qualified pension plan at December 31, 2011 and 2010, by asset category were as follows:

December 31,	2011	2010
Asset Category:		
Equity securities	56.4%	64.2%
Fixed securities	39.9%	34.1%
Cash and cash equivalents	3.7%	1.7%
Total	100.0%	100.0%

The assets of the qualified defined benefit pension plan trust (the "Pension Trust") are managed to balance the needs of cash flow requirements and long-term rate of return. Cash inflow is typically comprised of invested income from portfolio holdings and Bank contributions, while cash outflow is for the purpose of paying plan benefits. As early as possible each year, the trustee is advised of the projected schedule of employer contributions and estimations of benefit payments. As a general rule, the trustee shall invest the funds so as to produce sufficient income to cover benefit payments and maintain a funded status that exceeds the regulatory requirements for tax-qualified defined benefit plans.

The investment philosophy used for the Pension Trust emphasizes consistency of results over an extended market cycle, while reducing the impact of the volatility of the security markets upon investment results. The assets of the Pension Trust should be protected by substantial diversification of investments, providing exposure to a wide range of quality investment opportunities in various asset classes.

The investment objective with respect to the Pension Trust assets is to provide capital appreciation with a current income component. At any time, the portfolio will typically be invested in the following ranges: 50% to 70% in equities; 30% to 50% in fixed income; and 0% to 10% in cash and cash equivalents. The trustee investment manager will have authorization to invest within these ranges, making decisions based upon market conditions.

Fixed income bond investments should be limited to those in the top four categories used by the major credit rating agencies. High yield bond funds may be used to provide exposure to this asset class as a diversification tool provided they do not exceed 10% of the portfolio. In order to reduce the volatility of the annual rate of return of the bond portfolio, attention will be given to the maturity structure of the portfolio in the light of money market conditions and interest rate forecasts. The assets of the Pension Trust will typically have a laddered maturity structure, avoiding large concentrations in any single year. Common stock and equity holdings provide opportunities for dividend and capital appreciation returns. Holdings will be appropriately diversified by maintaining broad exposure to large-, mid- and small-cap stocks as well as international equities. Concentration in small-cap, mid-cap and international equities is limited to 20%, 20% and 30% of the equity portfolio, respectively. Investment selection and mix of equity holdings should be influenced by forecasts of economic activity, corporate profits and allocation among different segments of the economy while ensuring efficient diversification. The fair value of equity securities of any one issuer will not be permitted to exceed 10% of the total fair value of equity holdings of the Pension Trust. Investments in publicly traded real estate investment trust securities and low-risk derivatives securities such as callable securities, floating rate notes, mortgage backed securities and treasury inflation protected securities, are permitted.

Cash Flows

Contributions

The Internal Revenue Code permits flexibility in plan contributions so that normally a range of contributions is possible. The Corporation's current funding policy has been generally to contribute the minimum required contribution and additional amounts up to the maximum deductible contribution. The Corporation expects to contribute $3.0 million to the qualified pension plan in 2012. In addition, the Corporation expects to contribute $723 thousand in benefit payments to the non-qualified retirement plans in 2012.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

(Dollars in thousands)	Qualified Pension Plan	Non-Qualified Plans
2012	$1,584	$723
2013	1,835	735
2014	1,950	742
2015	2,209	765
2016	2,396	765
Years 2017 - 2020	13,716	3,780

401(k) Plan

The Corporation's 401(k) Plan provides a specified match of employee contributions for substantially all employees. In addition, substantially all employees hired after September 30, 2007, who are ineligible for participation in the qualified defined benefit pension plan, will receive a non-elective employer contribution of 4%. Total employer matching contributions under this plan amounted to $1.2 million, $1.0 million and $837 thousand in 2011, 2010 and 2009, respectively.

Other Incentive Plans
The Corporation maintains several non-qualified incentive compensation plans. Substantially all employees participate in one of the incentive compensation plans. Incentive plans provide for annual or more frequent payments based on individual, business line and/or corporate performance targets (measured in terms of the Corporation's net income, earnings per share and return on equity). Total incentive based compensation amounted to $10.7 million, $9.6 million and $6.3 million in 2011, 2010 and 2009, respectively. In general, the terms of incentive plans are subject to annual renewal and may be terminated at any time by the Board of Directors.

Deferred Compensation Plan
The Amended and Restated Nonqualified Deferred Compensation Plan provides supplemental retirement and tax benefits to directors and certain officers. The plan is funded primarily through pre-tax contributions made by the participants. The assets and liabilities of the Deferred Compensation Plan are recorded at fair value in the Corporation's Consolidated Balance Sheets. The participants in the plan bear the risk of market fluctuations of the underlying assets. The accrued liability related to this plan amounted to $5.4 million and $5.6 million at December 31, 2011 and 2010, respectively, and is included in other liabilities on the accompanying Consolidated Balance Sheets. The corresponding invested assets are reported in other assets.

(16) Share-Based Compensation Arrangements

Washington Trust has two share-based compensation plans, which are described below.

In 2009, the Bancorp's 2003 Stock Incentive Plan (the "2003 Plan") was amended and restated and was also approved by shareholders in April 2009. The 2003 Plan amendments included increasing the maximum number of shares of Bancorp's common stock to be issued under the 2003 Plan from 600,000 shares to 1,200,000 shares and increasing the number of shares that can be issued in the form of awards other than share options or stock appreciation rights from 200,000 to 400,000. The 2003 Plan permits the granting of share options and other equity incentives to officers, employees, directors, and other key persons. The exercise price of each share option may not be less than the fair market value of the Bancorp's common stock on the date of grant, and options shall have a term of no more than ten years. Share options are designated as either non-qualified or incentive share options. Incentive share option awards may be granted at any time until February 19, 2019.

The Bancorp's 1997 Equity Incentive Plan, as amended (the "1997 Plan"), which was shareholder approved, provided for the granting of share options and other equity incentives to key employees, directors, advisors, and consultants. The 1997 Plan permitted share options and other equity incentives to be granted at any time until April 29, 2007.

The 1997 Plan and the 2003 Plan (collectively, "the Plans") permit options to be granted with stock appreciation rights ("SARs"), however, no share options have been granted with SARs. In general, the share option price is payable in cash, by the delivery of shares of common stock already owned by the grantee, or a combination thereof. The fair value of share options on the date of grant is estimated using the Black-Scholes Option-Pricing Model.

The Plans also permit nonvested share units, nonvested shares and nonvested performance shares to be granted. These awards are valued at the fair market value of the Bancorp's common stock as of the award date. Performance share awards are granted providing certain officers of the Corporation the opportunity to earn shares of common stock the number of which is determined pursuant to, and subject to the attainment of, performance goals during a specified measurement period. The number of shares earned will range from zero to 200% of the target number of shares dependent upon the Corporation's core return on equity and core earnings per share growth ranking compared to an industry peer group.

Vesting of share options and share awards may accelerate or may be subject to proportional vesting if there is a change in control, disability, retirement or death (as defined in the Plans).

Amounts recognized in the consolidated financial statements for share options, nonvested share units, nonvested share awards and nonvested performance shares are as follows:

(Dollars in thousands)

Years ended December 31,	2011	2010	2009
Share-based compensation expense	$1,394	$909	$708
Related income tax benefit	$497	$324	$252

Compensation expense for share options, nonvested shares and nonvested share units is recognized over the service period based on the fair value at the date of grant. Nonvested performance share compensation expense is based on the most recent performance assumption available and is adjusted as assumptions change. If the goals are not met, no compensation cost will be recognized and any recognized compensation costs will be reversed.

Share Options

During 2011 and 2010, the Corporation granted to certain key employees 57,450 and 83,700 non-qualified share options, respectively, with three-year cliff vesting terms. During 2009, the Corporation granted a certain executive officer 21,000 non-qualified share options with a five-year cliff vesting term.

The fair value of the share option awards granted in 2011, 2010 and 2009 were estimated on the date of grant using the Black-Scholes Option-Pricing Model based on assumptions noted in the following table. Washington Trust uses historical data to estimate share option exercise and employee departure behavior used in the option-pricing model; groups of employees that have similar historical behavior are considered separately for valuation purposes. The expected term of options granted was derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. Expected volatility was based on historical volatility of Washington Trust shares. The risk-free rate for periods within the contractual life of the share option was based on the U.S. Treasury yield curve in effect at the date of grant.

	2011	2010	2009
Expected term (years)	9.0	9.0	6.7
Expected dividend yield	3.33%	3.16%	3.05%
Weighted average expected volatility	41.90%	41.95%	44.26%
Expected forfeiture rate	—%	—%	—%
Weighted average risk-free interest rate	3.05%	3.42%	3.28%

The weighted average grant-date fair value of the share options awarded during 2011, 2010 and 2009 was $7.46, $6.29 and $6.39, respectively.

A summary of the status of Washington Trust's share options as of December 31, 2011 and changes during the year ended December 31, 2011 is presented below:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (000's)
Outstanding at January 1, 2011	795,257	$22.46		
Granted	57,450	21.71		
Exercised	(116,466)	18.86		
Forfeited or expired	(24,180)	23.20		
Outstanding at December 31, 2011	712,061	$22.96	4.1	$1,586
As of December 31, 2011:				
Options exercisable	559,311	$24.00	2.8	$867
Options expected to vest in future periods	152,750	$19.15	8.7	$720

The total intrinsic value is the amount by which the fair value of the underlying stock exceeds the exercise price of an option on the exercise date.

Additional information concerning options outstanding and options exercisable at December 31, 2011 is summarized as follows:

	Options Outstanding			Options Exercisable	
Exercise Price Ranges	Number of Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$14.47 to $17.36	3,582	6.9	$16.58	3,582	$16.58
$17.37 to $20.26	300,324	3.3	19.25	205,024	20.02
$20.27 to $23.15	74,450	7.6	21.48	17,000	20.72
$23.16 to $26.05	80,400	6.5	24.12	80,400	24.12
$26.06 to $28.94	253,305	3.3	27.52	253,305	27.52
	712,061	4.1	$22.96	559,311	$24.00

The total intrinsic value of share options exercised during the years ended December 31, 2011, 2010 and 2009 was $493 thousand, $349 thousand and $115 thousand, respectively.

Nonvested Shares and Share Units

During 2011, the Corporation granted to directors and certain key employees 31,950 nonvested share units with three years cliff vesting terms. During 2010, the Corporation granted to directors and certain key employees 56,500 nonvested share units with three to five-year cliff vesting terms. During 2009, the Corporation granted to a certain key employee 7,000 nonvested share units with five-year cliff vesting terms.

A summary of the status of Washington Trust's nonvested shares as of December 31, 2011 and changes during the year ended December 31, 2011 is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2011	85,907	$20.11
Granted	31,950	22.25
Vested	(26,607)	23.60
Forfeited	—	—
Nonvested at December 31, 2011	91,250	$19.84

Nonvested Performance Shares

During 2011, performance share awards were granted to certain executive officers providing the opportunity to earn shares of common stock of the Corporation ranging from zero to 73,502 shares. The performance shares awarded were valued at $21.62, the fair market value at the date of grant, and will be earned over a three year performance period. The current assumption based on the most recent peer group information results in the shares earned at 155% of the target, or 56,966 shares.

During 2010, a performance share award was granted to an executive officer providing the opportunity to earn shares of common stock of the Corporation ranging from zero to 25,000 shares. The performance shares awarded were valued at $15.11, the fair market value at the date of grant, and will be earned over a three year performance period. The current assumption based on the most recent peer group information results in the shares earned at 155% of the target, or 19,375 shares.

There were no performance share awards granted during 2009.

A summary of the status of Washington Trust's performance share awards as of December 31, 2011 and changes during the year ended December 31, 2011 is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Performance shares at January 1, 2011	16,500	$24.12
Granted	59,841	21.31
Vested	—	—
Forfeited	—	—
Performance shares at December 31, 2011	76,341	$19.97

As of December 31, 2011, there was $2.7 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements (including share options, nonvested share awards and performance share awards) granted under the Plans. That cost is expected to be recognized over a weighted average period of 2.2 years.

(17) Business Segments

Washington Trust segregates financial information in assessing its results among two operating segments: Commercial Banking and Wealth Management Services. The amounts in the Corporate column include activity not related to the segments, such as the investment securities portfolio, wholesale funding activities and administrative units. The Corporate column is not considered to be an operating segment. The methodologies and organizational hierarchies that define the business segments are periodically reviewed and revised. Results may be restated, when necessary, to reflect changes in organizational structure or allocation methodology. Any changes in estimates and allocations that may affect the reported results of any business segment will not affect the consolidated financial position or results of operations of Washington Trust as a whole.

The following tables present the statement of operations and total assets for Washington Trust's reportable segments.

(Dollars in thousands)

Year ended December 31, 2011	Commercial Banking	Wealth Management Services	Corporate	Consolidated Total
Net interest income (expense)	$75,967	($1)	$8,989	$84,955
Noninterest income	22,009	28,306	2,449	52,764
Total income	97,976	28,305	11,438	137,719
Provision for loan losses	4,700	—	—	4,700
Depreciation and amortization expense	2,512	1,330	283	4,125
Other noninterest expenses	55,543	19,041	11,664	86,248
Total noninterest expenses	62,755	20,371	11,947	95,073
Income (loss) before income taxes	35,221	7,934	(509)	42,646
Income tax expense (benefit)	11,852	2,957	(1,887)	12,922
Net income	$23,369	$4,977	$1,378	$29,724
Total assets at period end	$2,257,326	$51,104	$755,668	$3,064,098
Expenditures for long-lived assets	$2,982	$493	$169	$3,644

(Dollars in thousands)

Year ended December 31, 2010	Commercial Banking	Wealth Management Services	Corporate	Consolidated Total
Net interest income (expense)	$73,788	($47)	$3,450	$77,191
Noninterest income	19,770	26,392	2,311	48,473
Total income	93,558	26,345	5,761	125,664
Provision for loan losses	6,000	—	—	6,000
Depreciation and amortization expense	2,376	1,461	337	4,174
Other noninterest expenses	51,002	18,751	11,384	81,137
Total noninterest expenses	59,378	20,212	11,721	91,311
Income (loss) before income taxes	34,180	6,133	(5,960)	34,353
Income tax expense (benefit)	11,821	2,296	(3,815)	10,302
Net income (loss)	$22,359	$3,837	($2,145)	$24,051
Total assets at period end	$2,095,515	$51,164	$762,846	$2,909,525
Expenditures for long-lived assets	$994	$176	$513	$1,683

(Dollars in thousands)

Year ended December 31, 2009	Commercial Banking	Wealth Management Services	Corporate	Consolidated Total
Net interest income (expense)	$64,627	($76)	$1,341	$65,892
Noninterest income (expense)	19,595	23,786	(728)	42,653
Total income	84,222	23,710	613	108,545
Provision for loan losses	8,500	—	—	8,500
Depreciation and amortization expense	2,495	1,669	158	4,322
Other noninterest expenses	46,882	17,324	9,075	73,281
Total noninterest expenses	57,877	18,993	9,233	86,103
Income (loss) before income taxes	26,345	4,717	(8,620)	22,442
Income tax expense (benefit)	9,087	1,715	(4,456)	6,346
Net income (loss)	$17,258	$3,002	($4,164)	$16,096
Total assets at period end	$2,017,616	$51,742	$815,115	$2,884,473
Expenditures for long-lived assets	$4,323	$961	$273	$5,557

Management uses certain methodologies to allocate income and expenses to the business lines. A funds transfer pricing methodology is used to assign interest income and interest expense to each interest-earning asset and interest-bearing liability on a matched maturity funding basis. Certain indirect expenses are allocated to segments. These include support unit expenses such as technology and processing operations and other support functions. Taxes are allocated to each segment based on the effective rate for the period shown.

Commercial Banking

The Commercial Banking segment includes commercial, commercial real estate, residential and consumer lending activities; equity in losses of unconsolidated investments in real estate limited partnerships, mortgage banking, secondary market and loan servicing activities; deposit generation; merchant credit card services; cash management activities; and direct banking activities, which include the operation of ATMs, telephone and Internet banking services and customer support and sales.

Wealth Management Services

Wealth Management Services includes asset management services provided for individuals, institutions and mutual funds; personal trust services, including services as executor, trustee, administrator, custodian and guardian; institutional trust services, including services as trustee for pension and profit sharing plans; and other financial planning and advisory services.

Corporate

Corporate includes the Treasury Unit, which is responsible for managing the wholesale investment portfolio and wholesale funding needs. It also includes income from bank-owned life insurance as well as administrative and executive expenses not allocated to the business lines and the residual impact of methodology allocations such as funds transfer pricing offsets.

(18) Earnings per Common Share

Washington Trust utilizes the two-class method earnings allocation formula to determine earnings per share of each class of stock according to dividends and participation rights in undistributed earnings. Share based payments that entitle holders to receive non-forfeitable dividends before vesting are considered participating securities and included in earnings allocation for computing basic earnings per share under this method. Undistributed income is allocated to common shareholders and participating securities under the two-class method based upon the proportion of each to the total weighted average shares available.

The calculation of earnings per common share is presented below.

(Dollars and shares in thousands, except per share amounts)

Years ended December 31,	2011	2010	2009
Net income	$29,724	$24,051	$16,096
Less:			
Dividends and undistributed earnings allocated to participating securities	(112)	(65)	—
Net income applicable to common shareholders	29,612	23,986	16,096
Weighted average basic common shares	16,254	16,114	15,995
Dilutive effect of:			
Common stock equivalents	30	9	46
Weighted average diluted common shares	16,284	16,123	16,041
Earnings per common share:			
Basic	$1.82	$1.49	$1.01
Diluted	$1.82	$1.49	$1.00

Weighted average common stock equivalents, not included in common stock equivalents above because they were anti-dilutive, totaled 371 thousand, 758 thousand and 849 thousand for 2011, 2010 and 2009, respectively.

(19) Commitments and Contingencies

Financial Instruments with Off-Balance Risk

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to manage the Corporation's exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, equity commitments to an affordable housing partnerships, interest rate swap agreements and commitments to originate and commitments to sell fixed rate mortgage loans. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Corporation's Consolidated Balance Sheets. The contract or notional amounts of these instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments. The Corporation's credit policies with respect to interest rate swap agreements with commercial borrowers, commitments to extend credit, and financial guarantees are similar to those used for loans. The interest rate swaps with other counterparties are generally subject to bilateral collateralization terms.

The contractual and notional amounts of financial instruments with off-balance sheet risk are as follows:

(Dollars in thousands)

December 31,	2011	2010
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit:		
Commercial loans	$222,805	$176,436
Home equity lines	185,124	182,260
Other loans	35,035	23,971
Standby letters of credit	8,560	9,510
Equity commitment to affordable housing partnerships	—	449
Financial instruments whose notional amounts exceed the amount of credit risk:		
Forward loan commitments:		
Commitments to originate fixed rate mortgage loans to be sold	56,950	10,893
Commitments to sell fixed rate mortgage loans	76,574	24,901
Customer related derivative contracts:		
Interest rate swaps with customers	61,586	59,749
Mirror swaps with counterparties	61,586	59,749
Interest rate risk management contract:		
Interest rate swap	32,991	32,991

Commitments to Extend Credit

Commitments to extend credit are agreements to lend to a customer as long as there are no violations of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each borrower's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the borrower.

Standby Letters of Credit

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Under the standby letters of credit, the Corporation is required to make payments to the beneficiary of the letters of credit upon request by the beneficiary contingent upon the customer's failure to perform under the terms of the underlying contract with the beneficiary. Standby letters of credit extend up to five years. At December 31, 2011 and 2010, the maximum potential amount of undiscounted future payments, not reduced by amounts that may be recovered, totaled $8.6 million and $9.5 million, respectively. At December 31, 2011 and 2010, there was no liabilities to beneficiaries resulting from standby letters of credit. Fee income on standby letters of credit totaled $153 thousand in 2011, compared to $91 thousand in 2010 and $95 thousand in 2009.

At December 31, 2011 and 2010, a substantial portion of the standby letters of credit were supported by pledged collateral. The collateral obtained is determined based on management's credit evaluation of the customer. Should the Corporation be required to make payments to the beneficiary, repayment from the customer to the Corporation is required.

Equity Commitment

At December 31, 2011 and 2010, Washington Trust has investments in two real estate limited partnerships, one of which was entered into in the latter portion of 2010. The partnerships were created for the purpose of renovating and operating low-income housing projects. Equity commitments to affordable housing partnerships represented funding commitments by Washington Trust to the limited partnerships. The funding of commitments was contingent upon substantial completion of the projects.

Forward Loan Commitments

Interest rate lock commitments are extended to borrowers that relate to the origination of readily marketable mortgage loans held for sale. To mitigate the interest rate risk inherent in these rate locks, as well as closed mortgage loans held for sale, best efforts forward commitments are established to sell individual mortgage loans. Both interest rate lock commitments and commitments to sell fixed rate residential mortgage loans are derivative financial instruments.

Leases

At December 31, 2011, the Corporation was committed to rent premises used in banking operations under non-cancelable operating leases. Rental expense under the operating leases amounted to $1.9 million, $1.6 million and $1.4 million for December 31, 2011, 2010 and 2009, respectively. The minimum annual lease payments under the terms of these leases, exclusive of renewal provisions, are as follows:

(Dollars in thousands)

Years ending December 31:	2012	$2,029
	2013	2,004
	2014	1,951
	2015	1,434
	2016	1,185
	2017 and thereafter	8,401
Total minimum lease payments		$17,004

Lease expiration dates range from four months to twenty-four years, with renewal options on certain leases of two to twenty-five years.

Other Contingencies

Litigation

The Corporation is involved in various claims and legal proceedings arising out of the ordinary course of business. Management is of the opinion, based on its review with counsel of the development of such matters to date, that the ultimate disposition of such matters will not materially affect the consolidated financial position or results of operations of the Corporation.

Other

When selling a residential real estate mortgage loan or acting as originating agent on behalf of a third party, Washington Trust generally makes various representations and warranties. The specific representations and warranties depend on the nature of the transaction and the requirements of the buyer. Contractual liability may arise when the representations and warranties are breached. In the event of a breach of these representations and warranties, Washington Trust may be required to either repurchase the residential real estate mortgage loan (generally at unpaid principal balance plus accrued interest) with the identified defects or indemnify ("make-whole") the investor for its losses.

In the case of a repurchase, Washington Trust will bear any subsequent credit loss on the residential real estate mortgage loan. Washington Trust has experienced an insignificant number of repurchase demands over a period of many years. The unpaid principal balance of loans repurchased due to representation and warranty claims as of December 31, 2011 was $773 thousand compared to $249 thousand at December 31, 2010. Washington Trust has recorded a reserve for its exposure to losses from the obligation to repurchase previously sold residential real estate mortgage loans. This reserve is not material and is included in other liabilities in the Consolidated Balance Sheets and any change in the estimate is recorded in net gains on loan sales and commissions on loans originated for others in the Consolidated Statements of Income.

(20) Parent Company Financial Statements

The following are parent company only financial statements of Washington Trust Bancorp, Inc. reflecting the investment in the Bank on the equity basis of accounting. The Statements of Changes in Shareholders' Equity for the parent company only are identical to the Consolidated Statements of Changes in Shareholders' Equity and are therefore not presented.

Balance Sheets	(Dollars in thousands, except par value)	
December 31,	2011	2010
Assets:		
Cash on deposit with bank subsidiary	$1,176	$1,230
Interest-bearing balances due from banks	1,930	1,900
Investment in subsidiaries at equity value	311,946	299,344
Dividends receivable from subsidiaries	3,900	3,240
Other assets	968	722
Total assets	$319,920	$306,436
Liabilities:		
Junior subordinated debentures	$32,991	$32,991
Dividends payable	3,688	3,428
Other liabilities	1,890	1,153
Total liabilities	38,569	37,572
Shareholders' Equity:		
Common stock of $.0625 par value; authorized 30,000,000 shares; issued 16,292,471 shares in 2011 and 16,171,618 shares in 2010	1,018	1,011
Paid-in capital	88,030	84,889
Retained earnings	194,198	178,939
Accumulated other comprehensive (loss) income	(1,895)	4,025
Total shareholders' equity	281,351	268,864
Total liabilities and shareholders' equity	$319,920	$306,436

Statements of Income

Years ended December 31,	2011	2010	2009
			(Dollars in thousands)
Income:			
Dividends from subsidiaries	$14,439	$15,416	$16,760
Net gains on interest rate swap contracts	—	—	117
Other income	2	2	1
Total income	14,441	15,418	16,878
Expenses:			
Interest on junior subordinated debentures	1,568	1,989	1,947
Interest on deferred acquisition obligations	—	—	3
Legal and professional fees	118	135	291
Other	257	252	280
Total expenses	1,943	2,376	2,521
Income before income taxes	12,498	13,042	14,357
Income tax benefit	669	819	820
Income before equity in undistributed earnings of subsidiaries	13,167	13,861	15,177
Equity in undistributed earnings of subsidiaries	16,557	10,190	919
Net income	$29,724	$24,051	$16,096

Statements of Cash Flows

(Dollars in thousands)

Years ended December 31,	2011	2010	2009
Cash flow from operating activities:			
Net income	$29,724	$24,051	$16,096
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	(16,557)	(10,190)	(919)
Net gains on interest rate swap contracts	—	—	(117)
(Increase) decrease in dividend receivable	(660)	360	(120)
(Increase) decrease in other assets	(246)	(373)	42
Increase (decrease) in accrued expenses and other liabilities	281	(92)	(112)
Other, net	(115)	(109)	(52)
Net cash provided by operating activities	12,427	13,647	14,818
Cash flows from investing activities:			
Payment of deferred acquisition obligation	—	—	(2,509)
Net cash used in investing activities	—	—	(2,509)
Cash flows from financing activities:			
Issuance of treasury stock, including net deferred compensation plan activity	—	44	53
Proceeds from the issuance of common stock under dividend reinvestment plan	754	1,002	1,106
Proceeds from the exercise of stock options and issuance of other equity instruments	885	785	364
Tax benefit (expense) from stock option exercises and issuance of other equity instruments	115	65	(26)
Cash dividends paid	(14,205)	(13,582)	(13,440)
Net cash used in financing activities	(12,451)	(11,686)	(11,943)
Net (decrease) increase in cash	(24)	1,961	366
Cash at beginning of year	3,130	1,169	803
Cash at end of year	$3,106	$3,130	$1,169

ITEM 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.
None.

ITEM 9A. Controls and Procedures.
Disclosure Controls and Procedures
As required by Rule 13a-15 under the Exchange Act, the Corporation carried out an evaluation under the supervision and with the participation of the Corporation's management, including the Corporation's principal executive officer and principal financial officer, of the effectiveness of the Corporation's disclosure controls and procedures as of the end of the period ended December 31, 2011. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Corporation's disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by the Corporation in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. The Corporation will continue to review and document its disclosure controls and procedures and consider such changes in future evaluations of the effectiveness of such controls and procedures, as it deems appropriate.

Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during the fourth quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information.
None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance.
The information required by this Item appears under the captions "Election of Directors (Proposal No. 1)," "Board of Directors and Committees – Audit Committee," "Executive Officers," and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Bancorp's Proxy Statement dated March 12, 2012 prepared for the Annual Meeting of Shareholders to be held April 24, 2012, which is incorporated herein by reference.

The Corporation maintains a code of ethics that applies to all of the Corporation's directors, officers and employees, including the Corporation's principal executive officer, principal financial officer and principal accounting officer. This code of ethics is available on the Corporation's website at www.washtrust.com, under the heading Investor Relations.

ITEM 11. Executive Compensation.
The information required by this Item appears under the captions "Compensation Discussion and Analysis," "Director Summary Compensation Table," "Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the Bancorp's Proxy Statement dated March 12, 2012 prepared for the Annual Meeting of Shareholders to be held April 24, 2012, which are incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management.

Required information regarding security ownership of certain beneficial owners and management appears under the caption "Election of Directors (Proposal No. 1)" in the Bancorp's Proxy Statement dated March 12, 2012 prepared for the Annual Meeting of Shareholders to be held April 24, 2012, which is incorporated herein by reference.

Equity Compensation Plan Information
The following table provides information as of December 31, 2011 regarding shares of common stock of the Bancorp that may be issued under our existing equity compensation plans, including the 1997 Plan, the 2003 Plan and the Amended and Restated Nonqualified Deferred Compensation Plan (the "Deferred Compensation Plan").

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	901,813 (3) (4)	$22.96 (5)	391,743 (4) (6)
Equity compensation plans not approved by security holders (7)	16,140	N/A (8)	N/A
Total	917,953	$22.96 (5) (8)	391,743

(1) Does not include any shares already reflected in the Bancorp's outstanding shares.
(2) Consists of the 1997 Plan and the 2003 Plan.
(3) Includes 91,250 nonvested share units and 98,502 performance shares outstanding under the 2003 Plan.
(4) Includes the maximum amount of performance shares that could be issued under existing awards. The actual shares issued may differ based on the attainment of performance goals.
(5) Does not include the effect of the nonvested share units awarded under the 1997 Plan and the 2003 Plan because these units do not have an exercise price.
(6) Includes up to 151,183 securities that may be issued in the form of nonvested shares.
(7) Consists of the Deferred Compensation Plan, which is described below.
(8) Does not include information about the phantom stock units outstanding under the Deferred Compensation Plan, as such units do not have any exercise price.

The Deferred Compensation Plan

The Deferred Compensation Plan has not been approved by our shareholders.

The Deferred Compensation Plan allows our directors and officers to defer a portion of their compensation. The deferred compensation is contributed to a rabbi trust. The trustee of the rabbi trust invests the assets of the trust in shares of selected mutual funds as well as shares of the Bancorp's common stock. All shares of the Bancorp's common stock were purchased in the open market. As of October 15, 2007, the Bancorp's common stock was no longer available as a new benchmark investment under the plan. Further, directors and officers who had selected Bancorp's common stock as a benchmark investment (the "Bancorp Stock Fund") were allowed to transfer from that fund during a transition period that ended March 14, 2009. After March 14, 2009, directors and officers were no longer allowed to make transfers from the Bancorp Stock Fund and any distributions will be made in whole shares of Bancorp's common stock to the extent of the benchmark investment election in the Bancorp Stock Fund.

The Deferred Compensation Plan was included as part of Exhibit 10.1 to the Bancorp's Form S-8 Registration Statement (File No. 333-146388) filed with the SEC on September 28, 2007.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated herein by reference to the captions "Indebtedness and Other Transactions," "Policies and Procedures for Related Party Transactions" and "Board of Directors and Committees – Director Independence" in the Bancorp's Proxy Statement dated March 12, 2012 prepared for the Annual Meeting of Shareholders to be held April 24, 2012.

ITEM 14. Principal Accounting Fees and Services.

The information required by this Item is incorporated herein by reference to the caption "Independent Registered Public Accounting Firm" in the Bancorp's Proxy Statement dated March 12, 2012 prepared for the Annual Meeting of Shareholders to be held April 24, 2012.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules.

(a)

1. Financial Statements. The financial statements of the Corporation required in response to this Item are listed in response to Part II, Item 8 of this Annual Report on Form 10-K.
2. Financial Statement Schedules. All schedules normally required by Article 9 of Regulation S-X and all other schedules to the consolidated financial statements of the Corporation have been omitted because the required information is either not required, not applicable, or is included in the consolidated financial statements or notes thereto.
3. Exhibits. The following exhibits are included as part of this Form 10-K.

Exhibit Number	
2.1	Stock Purchase Agreement, dated March 18, 2005, by and between Washington Trust Bancorp, Inc., Weston Financial Group, Inc., and the shareholders of Weston Financial Group, Inc. – Filed as Exhibit No. 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on March 22, 2005. (1)
2.2	Amendment to Stock Purchase Agreement, dated December 24, 2008, by and between Washington Trust Bancorp, Inc., Weston Financial Group, Inc., and the shareholders of Weston Financial Group, Inc. – Filed as Exhibit 2.2 to the Registrant's Annual Report on Form 10-K (File No. 000-13091) for the fiscal year ended December 31, 2008. (1)
3.1	Restated Articles of Incorporation of the Registrant – Filed as Exhibit 3.a to the Registrant's Annual Report on Form 10-K (File No. 000-13091) for the fiscal year ended December 31, 2000. (1)
3.2	Amendment to Restated Articles of Incorporation – Filed as Exhibit 3.b to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002. (1)
3.3	Amended and Restated By-Laws of the Registrant – Filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated September 20, 2007. (1)
4.1	Transfer Agency and Registrar Services Agreement, between Registrant and American Stock Transfer & Trust Company, dated February 15, 2006 – Filed as Exhibit 4.1 on the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006. (1)
4.2	Agreement of Substitution and Amendment of Amended and Restated Rights Agreement, between Registrant and American Stock Transfer & Trust Company, dated February 15, 2006 – Filed as Exhibit 4.2 on the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006. (1)
4.3	Shareholder Rights Agreement, dated as of August 17, 2006, between Washington Trust Bancorp, Inc. and American Stock Transfer & Trust Company, as Rights Agent – Filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated August 17, 2006. (1)
10.1	Vote of the Board of Directors of the Registrant, which constitutes the 1996 Directors' Stock Plan – Filed as Exhibit 10.e to the Registrant's Annual Report on Form 10-K (File No. 000-13091) for the fiscal year ended December 31, 2002. (1) (2)
10.2	The Registrant's 1997 Equity Incentive Plan – Filed as Exhibit 10.f to the Registrant's Annual Report on Form 10-K (File No. 000-13091) for the fiscal year ended December 31, 2002. (1) (2)
10.3	Amendment to the Registrant's 1997 Equity Incentive Plan – Filed as Exhibit 10.b to the Registrant's Quarterly Report on Form 10-Q (File No. 000-13091) for the quarterly period ended June 30, 2000. (1) (2)
10.4	Form of Restricted Stock Units Certificate under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended (employees) – Filed as exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on June 17, 2005. (1) (2)

10.5 Form of Nonqualified Stock Option Certificate under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan, as amended (employees) - Filed as Exhibit No. 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on June 17, 2005. (1) (2)

10.6 Form of Nonqualified Stock Option Certificate under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended (members of the Board of Directors) - Filed as Exhibit No. 10.3 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on June 17, 2005. (1) (2)

10.7 Form of Nonqualified Stock Option Certificate under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended (employees) – Filed as Exhibit No. 10.4 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on June 17, 2005. (1) (2)

10.8 Form of Incentive Stock Option Certificate under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended – Filed as Exhibit No. 10.5 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on June 17, 2005. (1) (2)

10.9 Form of Restricted Stock Units Certificate under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended (members of the Board of Directors) – Filed as Exhibit No. 10.6 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on June 17, 2005. (1) (2)

10.10 Form of Restricted Stock Agreement under the Washington Trust Bancorp, Inc. 1997 Equity Incentive Plan, as amended – Filed as Exhibit No. 10.7 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on June 17, 2005. (1) (2)

10.11 Form of Nonqualified Stock Option Certificate under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan, as amended (members of the Board of Directors) – Filed as Exhibit No. 10.8 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on June 17, 2005. (1) (2)

10.12 Form of Incentive Stock Option Certificate under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan, as amended – Filed as Exhibit No. 10.9 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on June 17, 2005. (1) (2)

10.13 Compensatory agreement with Galan G. Daukas, dated July 28, 2005 – Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 000-13091) for the quarterly period ended September 30, 2005. (1) (2)

10.14 Amended and Restated Declaration of Trust of WT Capital Trust I dated August 29, 2005, by and among Wilmington Trust Company, as Delaware Trustee and Institutional Trustee, Washington Trust Bancorp, Inc., as Sponsor, and the Administrators listed therein – Filed as exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on September 1, 2005. (1)

10.15 Indenture dated as of August 29, 2005, between Washington Trust Bancorp, Inc., as Issuer, and Wilmington Trust Company, as Trustee – Filed as exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on September 1, 2005. (1)

10.16 Guaranty Agreement dated August 29, 2005, by and between Washington Trust Bancorp, Inc. and Wilmington Trust Company – Filed as exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on September 1, 2005. (1)

10.17 Certificate Evidencing Fixed/Floating Rate Capital Securities of WT Capital Trust I dated August 29, 2005 – Filed as exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on September 1, 2005. (1)

10.18 Fixed/Floating Rate Junior Subordinated Deferrable Interest Debenture of Washington Trust Bancorp, Inc. dated August 29, 2005 – Filed as exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on September 1, 2005. (1)

10.19 Amended and Restated Declaration of Trust of WT Capital Trust II dated August 29, 2005, by and among Wilmington Trust Company, as Delaware Trustee and Institutional Trustee, Washington Trust Bancorp, Inc., as Sponsor, and the Administrators listed therein – Filed as exhibit 10.6 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on September 1, 2005. (1)

10.20 Indenture dated as of August 29, 2005, between Washington Trust Bancorp, Inc., as Issuer, and Wilmington Trust Company, as Trustee – Filed as exhibit 10.7 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on September 1, 2005. (1)

10.21 Guaranty Agreement dated August 29, 2005, by and between Washington Trust Bancorp, Inc. and Wilmington Trust Company – Filed as exhibit 10.8 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on September 1, 2005. (1)

10.22 Certificate Evidencing Capital Securities of WT Capital Trust II (Number of Capital Securities – 10,000) dated August 29, 2005 – Filed as exhibit 10.9 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on September 1, 2005. (1)

10.23 Certificate Evidencing Capital Securities of WT Capital Trust II (Number of Capital Securities – 4,000) dated August 29, 2005 – Filed as exhibit 10.10 to the Registrant's Current Report on Form 8-K (File No. 0-13091), as filed with the Securities and Exchange Commission on September 1, 2005. (1)

10.24 Fixed/Floating Rate Junior Subordinated Debt Security due 2035 of Washington Trust Bancorp, Inc. dated August 29, 2005 – Filed as exhibit 10.11 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on September 1, 2005. (1)

10.25 Form of Restricted Stock Units Certificate under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan, as amended (employees) – Filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on April 25, 2006. (1) (2)

10.26 Form of Restricted Stock Units Certificate under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan, as amended (members of the Board of Directors) – Filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on April 25, 2006. (1) (2)

10.27 Form of Restricted Stock Agreement under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan, as amended (employees) – Filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on April 25, 2006. (1) (2)

10.28 Form of Restricted Stock Agreement under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan, as amended (members of the Board of Directors) – Filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on April 25, 2006. (1) (2)

10.29 Amended and Restated Nonqualified Deferred Compensation Plan – Filed as Exhibit 10.1 to the Registrant's Registration Statement on Form S-8 (File No. 333-146388) filed with the Securities and Exchange Commission on September 28, 2007. (1) (2)

10.30 Amended and Restated Supplemental Pension Benefit and Profit Sharing Plan – Filed as Exhibit 10.36 to the Registrant's Annual Report on Form 10-K (File No. 000-13091) for the fiscal year ended December 31, 2007. (1) (2)

10.31 Amended and Restated Supplemental Executive Retirement Plan – Filed as Exhibit 10.37 to the Registrant's Annual Report on Form 10-K (File No. 000-13091) for the fiscal year ended December 31, 2007. (1)(2)

10.32 Form and terms of Executive Severance Agreement – Filed as Exhibit 10.38 to the Registrant's Annual Report on Form 10-K (File No. 000-13091) for the fiscal year ended December 31, 2007. (1) (2)

10.33 Amended and Restated Declaration of Trust of Washington Preferred Capital Trust dated April 7, 2008, by and among Wilmington Trust Company, as Delaware Trustee and Institutional Trustee, Washington Trust Bancorp, Inc., as sponsor, and the Administrators listed therein – Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on April 7, 2008. (1)

10.34 Indenture dated as of April 7, 2008, between Washington Trust Bancorp, Inc., as Issuer, and Wilmington Trust Company, as Trustee – Filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on April 7, 2008. (1)

10.35 Guarantee Agreement dated April 7, 2008, by and between Washington Trust Bancorp, Inc. and Wilmington Trust Company – Filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on April 7, 2008. (1)

10.36 Certificate Evidencing Floating Rate Capital Securities of Washington Preferred Capital Trust dated April 7, 2008 – Filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on April 7, 2008. (1)

10.37 Floating Rate Junior Subordinated Deferrable Interest Debenture of Washington Trust Bancorp, Inc. dated April 7, 2008 – Filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on April 7, 2008. (1)

10.38 Form and terms of Deferred Stock Unit Award Agreement under the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan, as amended (employees) – Filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q (File No. 000-13091) for the quarterly period ended June 30, 2008. (1) (2)

10.39 First Amendment to The Washington Trust Company Nonqualified Deferred Compensation Plan As Amended and Restated– Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 000-13091) for the quarterly period ended September 30, 2008. (1) (2)

10.40 Share Purchase Agreement, dated October 2, 2008, by and among Washington Trust Bancorp, Inc. and the Purchasers – Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on October 2, 2008. (1)

10.41 Registration Rights Agreement, dated October 2, 2008, by and among Washington Trust Bancorp, Inc. and the Purchasers – Filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-13091), as filed with the Securities and Exchange Commission on October 2, 2008. (1)

10.42 2003 Stock Incentive Plan as Amended and Restated - Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-32991), as filed with the Securities and Exchange Commission on April 29, 2009. (1) (2)

10.43 Form and terms of Change in Control Agreement – Filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-32991) for the quarterly period ended June 30, 2009. (1) (2)

10.44 Compensatory agreement with Joseph J. MarcAurele, dated July 16, 2009 – Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-32991), as filed with the Securities and Exchange Commission on July 24, 2009. (1) (2)

10.45 Terms of Change in Control Agreement with Joseph J. MarcAurele, dated September 21, 2009 – Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-32991) for the quarterly period ended September 30, 2009. (1) (2)

10.46 Terms of Deferred Stock Unit Award Agreement with Joseph J. MarcAurele, dated January 20, 2010 – Filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-32991) for the quarterly period ended March 31, 2010. (1) (2)

10.47 Annual Performance Plan, dated December 13, 2010 – Filed as Exhibit 10.47 to the Registrant's Annual Report on Form 10-K (File No. 001-32991) for the fiscal year ended December 31, 2010. (1) (2)

10.48 Amended and Restated Wealth Management Business Building Incentive Plan, dated December 31, 2010 – Filed as Exhibit 10.48 to the Registrant's Annual Report on Form 10-K (File No. 001-32991) for the fiscal year ended December 31, 2010. (1) (2)

10.49 Terms of Change in Control Agreement with an executive officer, dated December 21, 2010 – Filed as Exhibit 10.49 to the Registrant's Annual Report on Form 10-K (File No. 001-32991) for the fiscal year ended December 31, 2010. (1) (2)

10.50 Terms of Deferred Stock Unit Award Agreement with certain executive officers, dated January 18, 2011 – Filed as Exhibit 10.50 to the Registrant's Annual Report on Form 10-K (File No. 001-32991) for the fiscal year ended December 31, 2010. (1) (2)

10.51	Terms of Deferred Stock Unit Award Agreement with certain executive officers, dated January 17, 2012 – Filed herewith. (2)
14.1	Amended and Restated Code of Ethics and Standards of Personal Conduct, dated December 15, 2011 – Filed as Exhibit 14.1 to the Registrant's Current Report on Form 8-K (File No. 001-32991), as filed with the Securities and Exchange Commission on December 15, 2011. (1)
21.1	Subsidiaries of the Registrant – Filed as Exhibit 21.1 to the Registrant's Annual Report on Form 10-K (File No. 000-13091) for the fiscal year ended December 31, 2008. (1)
23.1	Consent of Independent Accountants – Filed herewith.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – Filed herewith.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – Filed herewith.
32.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Furnished herewith. (3)
101	The following materials from Washington Trust Bancorp, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders' Equity, (iv) the Consolidated Statements of Comprehensive Income (v) the Consolidated Statements of Cash Flows, and (vi) related notes to these financial statements - Furnished herewith. (4)

---

(1) Not filed herewith. In accordance with Rule 12b-32 promulgated pursuant to the Exchange Act, reference is made to the documents previously filed with the SEC, which are incorporated by reference herein.

(2) Management contract or compensatory plan or arrangement.

(3) These certifications are not "filed" for purposes of Section 18 of the Exchange Act or incorporated by reference into any filing under the Securities Act or the Exchange Act.

(4) Pursuant to Rule 406T of Regulation S-T, the XBRL-related information in Exhibit 101 to this Annual Report on Form 10-K is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

(b) See (a)(3) above for all exhibits filed herewith and the Exhibit Index.

(c) Financial Statement Schedules. None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.
(Registrant)

Date: March 7, 2012 By /s/ Joseph J. MarcAurele
Joseph J. MarcAurele
Chairman, President, Chief Executive Officer and Director
(principal executive officer)

Date: March 7, 2012 By /s/ David V. Devault
David V. Devault
Senior Executive Vice President,
Secretary and Chief Financial Officer
(principal financial and principal accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 7, 2012 /s/ Gary P. Bennett
Gary P. Bennett, Director

Date: March 7, 2012 /s/ John J. Bowen
John J. Bowen, Director

Date: March 7, 2012 /s/ Steven J. Crandall
Steven J. Crandall, Director

Date: March 7, 2012 /s/ Robert A. DiMuccio
Robert A. DiMuccio, Director

Date: March 7, 2012 /s/ Barry G. Hittner
Barry G. Hittner, Director

Date: March 7, 2012 /s/ Katherine W. Hoxsie
Katherine W. Hoxsie, Director

Date: March 7, 2012 /s/ Joseph J. MarcAurele
Joseph J. MarcAurele, Director

Date: March 7, 2012 /s/ Kathleen E. McKeough
Kathleen E. McKeough, Director

Date: March 7, 2012	/s/ Victor J. Orsinger II Victor J. Orsinger II, Director
Date: March 7, 2012	/s/ H. Douglas Randall III H. Douglas Randall, III, Director
Date: March 7, 2012	/s/ Patrick J. Shanahan, Jr. Patrick J. Shanahan, Jr., Director
Date: March 7, 2012	/s/ John F. Treanor John F. Treanor, Director
Date: March 7, 2012	/s/ John C. Warren John C. Warren, Director

